As filed with the Securities and Exchange Commission on August 17, 2011

Registration No. 333-175514

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ZELTIQ Aesthetics, Inc.

(Exact name of Registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	3845 (Primary Standard Industrial Classification Code Number) 4698 Willow Road, Suite 100 Pleasanton, CA 94588 (925) 474-2500	27-0119051 (I.R.S. Employer Identification Number)

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Gordon E. Nye

President and Chief Executive Officer

ZELTIQ Aesthetics, Inc.

4698 Willow Road, Suite 100

Pleasanton, CA 94588

(925) 474-2500

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Jeffrey C. Thacker, Esq. DLA Piper LLP (US) 2000 University Avenue East Palo Alto, CA 94303 Tel: (858) 638-6728 Fax: (858) 638-5128	Alan F. Denenberg, Esq. Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, CA 94025 Tel: (650) 752-2000 Fax: (650) 752-3604

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer	☐		Accelerated filer	☐
Non-accelerated filer	☒	(Do not check if a smaller reporting company)	Smaller reporting company	☐

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the Securities and Exchange Commission declares our registration statement effective. This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated August 17, 2011

                    Shares

Common Stock

ZELTIQ Aesthetics, Inc. is offering             shares of common stock. This is our initial public offering and no public market currently exists for our shares. We will apply to have our common stock approved for quotation on the NASDAQ Global Market under the symbol “ZLTQ.” We estimate that the initial public offering price will be between $             and $             per share.

Investing in our common stock involves a high degree of risk. Before buying any shares, you should read carefully the discussion of the material risks of investing in our common stock under the headings “Risk Factors” starting on page 10 of this prospectus.

	Per Share	Total
Public offering price	$	$

Underwriting discount	$	$

Proceeds, before expenses, to ZELTIQ Aesthetics, Inc.	$	$

We have granted the underwriters the right to purchase up to            additional shares of common stock to cover any over-allotments. The underwriters can exercise this right at anytime within 30 days after the date of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares on or about                     , 2011.

J.P. Morgan	Goldman, Sachs & Co.

William Blair & Company	Canaccord Genuity

The date of this prospectus is                     , 2011

Neither we nor the underwriters have authorized anyone to provide you with information that is different from that contained in this prospectus. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the underwriters are offering to sell shares of common stock and seeking offers to buy shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date on the front of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock.

Through and including                     , 2011 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

ZELTIQ®, CoolSculpting®, CoolCard™, CoolCurve™, CoolCore™, CoolMax™, and our logo are our some of our trademarks used in this prospectus. This prospectus also includes trademarks, trade names, and service marks that are the property of other organizations. Solely for convenience, our trademarks and tradenames referred to in this prospectus appear without the ® or ™ symbols, but those references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights, or the right of the applicable licensor to these trademarks and tradenames.

i

Prospectus Summary

The items in the following summary are described in more detail later in this prospectus. This summary provides an overview of selected information and does not contain all the information you should consider. Therefore, you should also read the more detailed information set out in this prospectus and the financial statements included elsewhere in this prospectus. In this prospectus, unless the context otherwise requires, references to “we,” “us,” “our,” or “ZELTIQ” refer to ZELTIQ Aesthetics, Inc. and our wholly-owned subsidiary.

Our Business

We are a medical technology company focused on developing and commercializing products utilizing our proprietary controlled-cooling technology platform. Our first commercial product, the CoolSculpting System, selectively reduces stubborn fat bulges that may not respond to diet or exercise. CoolSculpting is based on the scientific principle that fat cells are more sensitive to cold than the overlying skin and surrounding tissues. CoolSculpting utilizes precisely controlled cooling to reduce the temperature of fat cells in the treated area, which leads to fat cell elimination through a natural biological process known as apoptosis, without causing scar tissue or damage to the skin, nerves, or surrounding tissues. Our clinical studies demonstrate that a single CoolSculpting procedure safely, noticeably, and measurably reduces the fat layer within a treated fat bulge without requiring the patient to diet or exercise.

We generate revenues from capital sales of our CoolSculpting System and from procedure fees our physician customers pay for each CoolSculpting procedure they perform. We received clearance from the U.S. Food and Drug Administration, or FDA, in September 2010 to market CoolSculpting for the selective reduction of fat around the flanks, an area commonly referred to as the “love handles.” We have received regulatory approval or are otherwise free to market CoolSculpting in 46 international markets, where use of the product is generally not limited to specific treatment areas. Physicians in these markets commonly perform CoolSculpting procedures on the abdomen, inner thighs, back, and chest, in addition to the flanks. As of June 30, 2011, we had an installed base of 629 CoolSculpting Systems worldwide and over 134,000 CoolSculpting procedures had been sold to our physician customers. We generated revenues of $25.5 million for the year ended December 31, 2010, and $31.6 million for the six months ended June 30, 2011. We had net losses of $13.5 million and $1.4 million, respectively, for the same periods.

We selectively market CoolSculpting to those dermatologists, plastic surgeons, and aesthetic specialists who we identify as having significant experience in performing aesthetic procedures as well as a willingness to position CoolSculpting as a premium, differentiated treatment. Aesthetic specialists are physicians who elect to offer aesthetic procedures as a significant part of their practices but are not board certified dermatologists or plastic surgeons. We are targeting 4,000 to 5,000 physician practice sites on a global basis that have our target characteristics. We utilize our direct sales organization to selectively market and sell CoolSculpting in the United States and Canada, our North American markets. In our markets located outside of North America, we market and sell CoolSculpting through a network of distributors and, opportunistically, intend to pursue direct sales in select markets. Our 45 markets outside of North America are located in Asia-Pacific, Europe, the Middle East and Africa, and South America. Revenues from markets outside of North America comprised 34% and 26% of our total revenues for the year ended December 31, 2010 and the six months ended June 30, 2011, respectively. We are driving growth in CoolSculpting procedures through our physician marketing programs, which provide physicians with sales training, practice marketing, and support services. After we establish a significant installed base of CoolSculpting Systems in specific markets, we plan to use targeted consumer marketing, advertising, and promotional activities in these markets to drive demand for CoolSculpting.

Market Overview

The global market for aesthetic procedures is significant and growing. According to a market research study we commissioned through Easton Associates, there are currently over 70,000 physicians who perform aesthetic procedures at approximately 30,000 practice sites worldwide, including over 16,000 physicians and approximately 8,000 practice sites within the United States and Canada. The American Society of Aesthetic Plastic Surgery, or the ASAPS, estimates that U.S. consumers spent more than $10.7 billion on 9.3 million aesthetic procedures in 2010. According to the ASAPS, total aesthetic procedures in the United States have experienced a 12% compound annual growth rate between 1997 and 2010, with non-surgical aesthetic procedures experiencing a 16% compound annual growth rate during this same period. The International Society of Aesthetic Plastic Surgery, or the ISAPS, conducted a survey of plastic surgeons in the top 25 countries for aesthetic procedures, including the United States, and reported that this group performed 17.1 million procedures, including 8.5 million surgical procedures and 8.6 million non-surgical procedures, in 2009. Of these total procedures, approximately 33% (5.7 million) were performed in Asia, 24% (4.2 million) were performed in North America, 20% (3.5 million) were performed in Europe, and 20% (3.4 million) were performed in South America.

Fat reduction and body contouring procedures, which include invasive, minimally-invasive, and non-invasive procedures, have become increasingly popular aesthetic procedures. Patients who are obese and require significant fat reduction to achieve aesthetic results may be candidates for invasive and minimally-invasive procedures, such as liposuction and laser-assisted liposuction. Although effective at reducing fat, these invasive and minimally-invasive procedures involve significant patient pain, expense, downtime, and the risks typically associated with surgical procedures. As a result, patients who do not require significant fat reduction to achieve meaningful aesthetic results typically seek non-invasive fat reduction and body contouring procedures to avoid the pain, expense, downtime, and surgical risks associated with invasive and minimally-invasive procedures.

Our Solution

We developed CoolSculpting to provide patients with a safe, effective, non-invasive, and convenient procedure to reduce stubborn fat bulges. CoolSculpting is clinically proven to reduce fat bulges in a 60-minute procedure, allowing patients to achieve noticeable and measurable aesthetic results without the pain, expense, downtime, and risks associated with existing invasive and minimally-invasive procedures. We designed CoolSculpting to address the aesthetic concerns of individuals who have stubborn fat bulges but are not obese. Although there are no technical or regulatory restrictions on the use of CoolSculpting based on patient weight, we believe patients who are obese, and require significant fat reduction to achieve aesthetic results, are better candidates for invasive and minimally-invasive procedures. We offer training to our physician customers to better enable them to identify those patients whose aesthetic appearance will be noticeably improved by the reduction of their fat bulges through CoolSculpting.

We believe that CoolSculpting provides the following benefits to our physician customers and their patients:

•

Clinically proven, consistent, and durable results.    Clinical studies demonstrate that a single CoolSculpting procedure noticeably and measurably reduces the fat layer within a treated fat bulge without requiring diet or exercise. Patients notice results as soon as three weeks following the CoolSculpting procedure, with the most dramatic results occurring over a period of two to four months for most patients. Because the fat layer in the treated area is reduced by eliminating fat cells that will not be replaced by the body, we believe the aesthetic benefits patients achieve in the treated area will be durable.

•

Excellent safety profile.    CoolSculpting selectively targets fat cells. Our proprietary treatment algorithms are designed to ensure that fat cells in the treated area are sufficiently cooled to obtain the desired aesthetic results while preserving the skin and surrounding tissues. Since the commercial launch of CoolSculpting through June 30, 2011, the Company has received approximately one patient complaint per 1,000 CoolSculpting procedures, with the most typical complaints involving skin redness, bruising, and numbness or discomfort in the treatment area. These effects are generally temporary and typically self-resolve within one week. To date, we have not been required to make a report under the FDA’s Medical Device Reporting, or MDR, regulations.

•

Enhanced patient satisfaction.    CoolSculpting allows patients to achieve noticeable and measurable aesthetic results without the pain, expense, downtime, and risks associated with existing invasive and minimally-invasive procedures for fat reduction. In addition, unlike many other non-invasive procedures, patients are not required to undergo multiple treatment procedures or adopt special diet or exercise programs following the procedure to obtain aesthetic results. In our pivotal clinical study, 82% of the participating patients reported satisfaction with the CoolSculpting procedure. As a further indication of patient satisfaction, our physician customers reported that 45% of their patients returned for an additional CoolSculpting treatment, according to the market research study we commissioned through Boston Associates.

•

Repeatability enabled by natural biological process.    CoolSculpting reduces the fat layer in the treated area through apoptosis, a natural biological process that leads to gradual elimination of the fat cells from the body. Unlike other treatment methods, CoolSculpting does not trigger the body’s wound-healing response, which can lead to the formation of scar tissue. As a result, patients can elect to have the CoolSculpting procedure repeated multiple times on the same treatment area if they desire further fat reduction.

•

Results not technique-dependent.    The CoolSculpting procedure is not technique-dependent and requires limited training and skill to obtain successful aesthetic results. We designed the CoolSculpting System to be easy to operate and largely automated. Once the procedure is started, the clinician is not required to monitor or make any adjustments to the CoolSculpting System during the balance of the 60-minute procedure.

•

Differentiated, high-value product for physician practices.    Our selective distribution strategy is designed to enable our physician customers to market CoolSculpting as a premium, highly-differentiated, non-invasive fat reduction procedure. Based on our commercial data, we believe physicians can recoup their capital expenditures within six months assuming modest use. In addition, the physician can see and treat other patients or perform concurrent procedures, such as injections or other dermal treatments, on the same patient during the 60-minute CoolSculpting procedure.

•

Ability to expand the aesthetic market.    We believe there is strong consumer demand for a non-invasive procedure that can address the aesthetic concerns of individuals who have stubborn fat bulges but are not obese. In a survey of 1,076 adults in the United States that we conducted through the Rabin Research Company, an independent full-service marketing research company, more than 40% of the participants indicated that they were likely to seek more information about the CoolSculpting procedure to enhance the shape of their body. We achieved this positive response despite the fact that 90% of the participants in our survey had never previously undergone an aesthetic procedure, individuals we refer to as “aesthetic neophytes.” We believe CoolSculpting’s appeal will allow physicians to target the aesthetic neophyte market and expand their aesthetic practices. According to the market research study we commissioned through Easton Associates, our physician customers participating in the study reported that 30% of their CoolSculpting patients were aesthetic neophytes.

Our Strategy

Our goal is to become a leading medical technology company focused on developing and commercializing products utilizing our proprietary controlled-cooling technology platform. To achieve this goal, we intend to:

•

Establish CoolSculpting as a premium, highly-differentiated treatment through selective distribution.    We selectively market and sell our CoolSculpting System to those dermatologists, plastic surgeons, and aesthetic specialists who we identify as having significant experience in performing aesthetic procedures as well as a willingness to position CoolSculpting as a premium and differentiated treatment. We are targeting 4,000 to 5,000 physician practice sites on a global basis that have our target characteristics.

•

Increase utilization of CoolSculpting through our targeted physician marketing and support programs.    We are driving demand for CoolSculpting procedures through our targeted marketing and physician support programs. These programs provide our physician customers and their staff with sales training, practice marketing, and support services to help them make CoolSculpting a key component of their practices.

•

Increase consumer awareness and demand for CoolSculpting.    After we establish a significant installed base of CoolSculpting Systems in specific markets, we intend to employ a targeted and strategic direct-to-consumer marketing program in these markets to generate awareness of CoolSculpting among aesthetic veterans and aesthetic neophytes.

•

Increase our international presence.    We intend to grow our sales and marketing organization outside of North America to focus on increasing sales, strengthening our physician relationships, and building global brand recognition. As part of that strategy, we intend to opportunistically deploy a direct sales force in select international markets.

•

Expand our FDA-cleared indications for CoolSculpting.    We intend to seek additional regulatory clearances from the FDA to expand our marketable indications for CoolSculpting to areas of the body other than the flanks.

•

Leverage our technology platform.    We are exploring additional uses of our proprietary controlled-cooling technology platform for the dermatology, plastic surgery, and aesthetic markets. We also plan to explore potential therapeutic uses for our platform technology, either directly or through collaborative arrangements with strategic partners.

Risks Associated with Our Business

Our business is subject to numerous risks, as discussed more fully in the section entitled “Risk Factors” immediately following this summary. In particular:

•	We have limited operating experience and a history of net losses, and we may never achieve or maintain profitability.

•	We are dependent upon the success of CoolSculpting, and if the market for CoolSculpting fails to grow significantly, our business and future prospects will be harmed.

•

Because we have limited operating experience and plan to enter into the rapidly-evolving market for body contouring and aesthetic products, we may not be able to successfully predict or react to relevant industry developments and business trends.

•

We also generally compete against medical technology and aesthetic companies, including those offering products and technologies unrelated to fat reduction, for physician resources and mindshare, and these companies may have greater resources and well-established sales channels, which may make it difficult for us to achieve market penetration.

•

In addition, CoolSculpting will be subject to ongoing regulatory review, and any failure to comply with continuing regulation by the FDA or other regulatory bodies could subject CoolSculpting to a product recall or other regulatory action, which would seriously harm our business.

Corporate Information

We were originally incorporated in Delaware in March 2005 as Juniper Medical, Inc. In July 2007, we changed our name to ZELTIQ Aesthetics, Inc. Our principal corporate offices are located at 4698 Willow Road, Suite 100, Pleasanton, CA 94588, and our telephone number is (925) 474-2500. Our website is located at www.coolsculpting.com. The information contained on, or that can be accessed through, our website is not a part of this prospectus.

The Offering

Issuer	ZELTIQ Aesthetics, Inc.

Common stock we are offering	shares of common stock

Common stock outstanding after the

offering	shares of common stock

Offering price	The initial public offering price is $ per share of common stock

Use of proceeds	We intend to use the net proceeds from this offering to pay our remaining milestone obligations under our exclusive licence agreement and for other general corporate purposes. We intend to prioritize our future expenditures on expanding our North American and international sales and distribution infrastructure, expanding our planned physician and consumer marketing initiatives, expanding our FDA-cleared indications for CoolSculpting, and obtaining additional regulatory approvals for CoolSculpting in key international markets. We also intend to use our remaining net proceeds to support our planned research and product development activities, including improving and enhancing the CoolSculpting System and the CoolSculpting procedure and exploring the development of additional aesthetic products utilizing our proprietary controlled-cooling technology platform. See “Use of Proceeds.”

Risk factors	See “Risk Factors” beginning on page 10 and other information included in this prospectus for a discussion of factors that you should read carefully before deciding to invest in our common stock.

Proposed NASDAQ Global Market

Symbol	“ZLTQ”

The number of shares of our common stock outstanding immediately after this offering is based on 94,587,349 shares of our common stock (including preferred stock on an as-converted basis) outstanding as of June 30, 2011 and excludes, as of June 30, 2011:

•

239,726 shares of Series D-1 convertible preferred stock issuable upon exercise of outstanding warrants at an exercise price of $0.73 per share, which are convertible into 239,726 shares of common stock;

•

16,801,696 shares of our common stock subject to outstanding options granted pursuant to our 2005 Stock Incentive Plan, or our 2005 Plan, at a weighted-average exercise price of $0.45 per share, of which 10,189,931 shares remain subject to vesting requirements;

•

             shares of our common stock which will be available for future grant or issuance under our 2011 Equity Incentive Plan, or our 2011 Plan, which will become effective upon the completion of this offering, and the annual increases in the number of shares authorized under the 2011 Plan beginning January 1, 2012;

•

             shares of our common stock available for future grant or issuance under our 2011 Employee Stock Purchase Plan, or our 2011 ESPP, which will become effective upon the completion of this offering, and the annual increases in the number of shares authorized under this plan beginning January 1, 2012; and

•

shares of our common stock that the General Hospital Corporation, a not-for-profit Massachusetts Corporation, which owns and operates the Massachusetts General Hospital, or MGH, may elect to receive in lieu of cash for up to 50% of each of the remaining $1 million and $6 million milestone payments we will owe MGH upon our achievement of certain milestones as described herein, subject to a cap on the total percentage of our common stock MGH may own on a fully-diluted basis.

Unless otherwise indicated, all information in this prospectus assumes:

•	the automatic conversion of all outstanding shares of our preferred stock into 89,608,318 shares of common stock, which will become effective at the completion of this offering;

•	the exercise, on a cash basis, of warrants to purchase an aggregate of 19,600 shares of common stock at an exercise price of $0.15 per share upon completion of this offering;

•	the underwriters do not exercise their option to purchase up to additional shares of our common stock to cover over-allotments, if any;

•	no options, warrants, or shares of common stock were issued after June 30, 2011, and no outstanding options or warrants (except as set forth above) were exercised after June 30, 2011;

•	a -for- reverse stock split of our outstanding common stock prior to the effectiveness of this offering; and

•	the amendment and restatement of our certificate of incorporation and bylaws, which will become effective prior to the closing of this offering.

Summary Historical Financial Data

The following table summarizes our historical financial data. You should read this summary in conjunction with “Management’s Discussion and Analysis of Results of Operations and Financial Condition,” “Selected Financial Data,” and our financial statements and related notes, all included elsewhere in this prospectus.

We have derived the statement of operations data for the years ended December 31, 2008, 2009, and 2010 from our audited financial statements included elsewhere in this prospectus. We have derived the statement of operations data for the six months ended June 30, 2010 and 2011, and the balance sheet data as of June 30, 2011 from our unaudited financial statements included elsewhere in this prospectus. We have prepared the unaudited financial information on the same basis as the audited financial statements and have included, in our opinion, all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair statement of the financial information set forth in those statements. Our historical results are not necessarily indicative of the results to be expected in any future period, and the results for the six months ended June 30, 2011 are not necessarily indicative of the results to be expected for the year ending December 31, 2011.

	Year Ended December 31,			Six Months Ended June 30,
	2008	2009	2010	2010	2011
	(in thousands, except share and per share amounts)
Statement of Operations Data:
Revenues	$—	$1,587	$25,461	$6,624	$31,626
Cost of revenues(1)	—	2,243	12,295	3,354	12,349

Gross profit (loss)	—	(656)	13,166	3,270	19,277

Operating expenses:
Research and development(1)	13,699	8,034	8,222	4,244	4,607
Sales and marketing(1)	2,568	4,519	11,987	4,683	11,568
General and administrative(1)	5,192	3,966	5,873	2,464	4,031

Total operating expenses	21,459	16,519	26,082	11,391	20,206

Loss from operations	(21,459)	(17,175)	(12,916)	(8,121)	(929)
Interest expense	—	(516)	(497)	(403)	(60)
Other income (expense), net	352	47	(120)	22	(395)

Net loss	(21,107)	(17,644)	(13,533)	(8,502)	(1,384)
Cumulative dividends on convertible preferred stock	(4,429)	(4,208)	(5,426)	(2,343)	(3,127)

Net loss attributable to common stockholders	$(25,536)	$(21,852)	$(18,959)	$(10,845)	$(4,511)

Net loss per share attributable to common stockholders, basic and diluted(2)	$(9.85)	$(7.63)	$(5.50)	$(3.48)	$(0.95)

Weighted-average shares of common stock outstanding used in computing net loss attributable to common stockholders—basic and diluted(2)	2,591,222	2,862,191	3,446,508	3,116,784	4,751,547

Pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)(2)			$(0.18)		$(0.01)

Weighted-average shares of common stock outstanding used in computing the pro-forma net loss attributable to common stockholders—basic and diluted (unaudited)(2)			75,464,316		94,359,865

	As of June 30, 2011
	Actual	Pro Forma(3)	Pro Forma, as adjusted(4)
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$8,700	$8,703	$
Restricted cash	255	255
Working capital	5,836	5,839
Total assets	19,283	19,286
Total notes payable	965	965
Convertible preferred stock warrant liability(5)	633	633
Convertible preferred stock	81,164	—
Total stockholders’ equity (deficit)	(72,272)	8,895

(1)	The following table presents stock-based compensation included in each expense category:

	Year Ended December 31,			Six Months Ended June 30,
	2008	2009	2010	2010	2011
	(in thousands)
Cost of revenues	$—	$14	$39	$11	$17
Research and development	94	98	100	51	156
Sales and marketing	79	65	89	35	181
General and administrative	147	266	1,059	329	379

	$320	$443	$1,287	$426	$733

(2)	See Notes 2 and 15 to our audited financial statements included elsewhere in this prospectus for an explanation of the calculations of our basic and diluted net loss per share of common stock attributable to common stockholders and pro forma net loss per share of common stock attributable to common stockholders.

(3)	The pro forma column reflects (i) the assumed conversion of all outstanding shares of our preferred stock into shares of common stock upon the completion of this offering, and (ii) the exercise on a cash basis of outstanding warrants to purchase an aggregate of 19,600 shares of common stock at an exercise price of $0.15 per share upon the completion of this offering.

(4)	On a pro forma as adjusted basis to reflect the sale of shares of our common stock by us in this offering at the assumed initial public offering price of $ per share, the midpoint of the range on the cover of this prospectus, after deducting the underwriting discounts and commissions, and estimated offering expenses payable by us in connection with this offering. A $1.00 increase (decrease) in the assumed initial public offering price of $ per share would increase (decrease) the amount of cash and cash equivalents, working capital, total assets and total stockholders’ equity by approximately $ million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

(5)	Convertible preferred stock warrant liability at June 30, 2011 included a loss of $0.4 million due to a change in the fair value.

Risk Factors

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below and all of the other information set forth in this prospectus, including our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Results of Operations and Financial Condition,” before deciding to invest in our common stock. If any of the events or developments described below occur, our business, financial condition, or results of operations could be negatively affected. In that case, the market price of our common stock could decline, and you could lose all or part of your investment. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our operations.

Risks Related to Our Business

We have limited operating experience and a history of net losses, and we may never achieve or maintain profitability.

We have a limited operating history and have focused primarily on research and development, clinical trials, product engineering, building our manufacturing capabilities, and seeking regulatory clearances and approvals to market our first product, the CoolSculpting System. We have incurred significant net losses since our inception, including net losses of approximately $13.5 million in 2010, $17.6 million in 2009, $21.1 million in 2008, and $1.4 million for the six months ended June 30, 2011. At June 30, 2011, we had an accumulated deficit of approximately $75.4 million. We will continue to incur significant expenses for the foreseeable future as we expand our sales and marketing, research and development, and clinical and regulatory activities. We may never generate sufficient revenues to achieve or sustain profitability. Even if we do achieve profitability, we may not be able to sustain or increase profitability. Further, because of our limited operating history and because the market for aesthetic products is rapidly evolving, we have limited insight into the trends or competitive products that may emerge and affect our business. We may make errors in predicting and reacting to relevant business trends, which could harm our business. Before investing, you should consider an investment in our common stock in light of the risks, uncertainties, and difficulties frequently encountered by early-stage medical technology companies in rapidly evolving markets such as ours. We may not be able to successfully address any or all of these risks, and the failure to adequately do so could cause our business, results of operations, and financial condition to suffer.

We may not be able to correctly estimate or control our future operating expenses, which could lead to cash shortfalls.

Our operating expenses may fluctuate significantly in the future as a result of a variety of factors, many of which are outside of our control. These factors include:

•

our commercialization strategy and whether the revenues from sales of our CoolSculpting System and procedure fees from CoolSculpting treatments will be sufficient to offset the expenses we incur in connection with our commercialization activities;

•

the time, resources, and expense required to develop and conduct clinical trials and seek additional regulatory clearances and approvals for additional treatment indications for CoolSculpting and for any additional products we develop;

•	the costs of preparing, filing, prosecuting, defending, and enforcing patent claims and other patent related costs, including litigation costs and the results of such litigation;

•	any product liability or other lawsuits related to our products and the costs associated with defending them or the results of such lawsuits;

•	the costs to attract and retain personnel with the skills required for effective operations; and

•	the costs associated with being a public company.

Our budgeted expense levels are based in part on our expectations concerning future revenues from CoolSculpting. We may be unable to reduce our expenditures in a timely manner to compensate for any unexpected shortfalls in revenue. Accordingly, a significant shortfall in market acceptance or demand for CoolSculpting could have an immediate and material adverse impact on our business and financial condition.

It is difficult to forecast our future performance, which may cause our financial results to fluctuate unpredictably.

Our limited operating history and the rapid evolution of the markets for medical technologies and aesthetic products make it difficult for us to predict our future performance. A number of factors, many of which are outside of our control, may contribute to fluctuations in our financial results, such as:

•	physician demand for purchasing CoolSculpting Systems may vary from quarter to quarter;

•	the inability for physicians to obtain any necessary financing;

•	changes in the length of the sales process;

•	performance of our international distributors;

•	positive or negative media coverage of CoolSculpting, the procedures or products of our competitors, or our industry;

•	our ability to maintain our current or obtain further regulatory clearances or approvals;

•	delays in, or failure of, product and component deliveries by our third-party manufacturers or suppliers;

•	seasonal or other variations in patient demand for aesthetic procedures;

•	introduction of new aesthetic procedures or products that compete with CoolSculpting; and

•	adverse changes in the economy that reduce patient demand for elective aesthetic procedures.

We are dependent upon the success of CoolSculpting, which has a limited commercial history. If the market acceptance for CoolSculpting fails to grow significantly, our business and future prospects will be harmed.

We commenced commercial sales of CoolSculpting for the selective reduction of fat in the United States in late 2010, and expect that the revenues we generate from sales of our CoolSculpting System and from CoolSculpting procedure fees will account for substantially all of our revenues for the next several years. Accordingly, our success depends on the acceptance among physicians and patients of CoolSculpting as a preferred aesthetic treatment for the selective reduction of fat. Although we have received FDA clearance to market CoolSculpting for the selective reduction of fat in the flanks in the United States and are approved or are otherwise free to market CoolSculpting in 46 international markets, the degree of market acceptance of CoolSculpting by physicians and patients is unproven. We believe that market acceptance of CoolSculpting will depend on many factors, including:

•	the perceived advantages or disadvantages of CoolSculpting compared to other aesthetic products and treatments;

•	the safety and efficacy of CoolSculpting relative to other aesthetic products and alternative treatments;

•	the price of CoolSculpting relative to other aesthetic products and alternative treatments;

•	our success in expanding our sales and marketing organization;

•	the effectiveness of our marketing, advertising, and commercialization initiatives;

•	our success in maintaining the premium pricing for CoolSculpting through our select distribution model and physician marketing initiatives;

•	the willingness of patients to wait up to two to four months post-treatment to notice the aesthetic results of a CoolSculpting procedure; and

•	our ability to obtain regulatory clearance to market CoolSculpting for additional treatment indications in the United States.

We cannot assure you that CoolSculpting will achieve broad market acceptance among physicians and patients. Because we expect to derive substantially all of our revenue for the foreseeable future from sales of CoolSculpting Systems and from fees associated with each CoolSculpting procedure, any failure of this product to satisfy physician or patient demand or to achieve meaningful market acceptance will harm our business and future prospects.

Our ability to market CoolSculpting in the United States is limited to the non-invasive reduction of fat around the flanks, and if we want to expand our marketing claims, we will need to obtain additional FDA clearances or approvals, which may not be granted.

We currently only have FDA clearance to market CoolSculpting in the United States for the non-invasive reduction of fat around the flanks, an area commonly known as the “love handles.” This clearance restricts our ability to market or advertise CoolSculpting treatment for other specific body areas, which could limit physician and patient adoption of CoolSculpting. Developing and promoting new treatment indications and protocols and new treatment applicators for our CoolSculpting System are elements of our growth strategy, but we cannot predict when or if we will receive the clearances required to so implement those elements. In addition, we will be required to conduct additional clinical trials or studies to support our applications, which may be time-consuming and expensive, and may produce results that do not result in FDA clearances. In the event that we do not obtain additional FDA clearances, our ability to promote CoolSculpting in the United States will be limited. Because we anticipate that sales in the United States will continue to be a significant portion of our business for the foreseeable future, ongoing restrictions on our ability to market CoolSculpting in the United States could harm our business and limit our revenue growth.

Our success depends on growing physician adoption and use of CoolSculpting.

Our ability to increase the number of physicians willing to make a significant capital expenditure to purchase our CoolSculpting System and make CoolSculpting a significant part of their practices depends on the success of our sales and marketing programs. We must be able to demonstrate that the cost of our CoolSculpting System and the revenue that a physician can derive from performing CoolSculpting procedures are compelling when compared to the costs and revenues associated with alternative aesthetic treatments the physician may offer. Alternative treatments may be invasive, minimally-invasive, or non-invasive and, we must, in some cases, overcome a bias against non-invasive aesthetic procedures for fat reduction, principally from plastic surgeons. In addition, we believe our marketing programs, including our co-op physician marketing programs, will be critical in driving additional CoolSculpting procedures, but these programs require physician commitment and involvement to succeed. If we are unable to increase physician adoption and use of CoolSculpting, our financial performance will be adversely affected.

If there is not sufficient patient demand for CoolSculpting procedures, our financial results and future prospects will be harmed.

The CoolSculpting procedure is an elective procedure, the cost of which must be borne by the patient, and is not reimbursable through government or private health insurance. The decision to undergo a CoolSculpting procedure is thus driven by patient demand, which may be influenced by a number of factors, such as:

•	the success of our sales and marketing programs, including our co-op physician marketing initiatives, as to which we have limited experience;

•	the extent to which our physician customers recommend CoolSculpting to their patients;

•	our success in attracting consumers who have not previously purchased an aesthetic procedure;

•	the extent to which our CoolSculpting procedure satisfies patient expectations;

•	our ability to properly train our physician customers in the use of CoolSculpting such that their patients do not experience excessive discomfort during treatment or adverse side effects;

•	the cost, safety, and effectiveness of CoolSculpting versus other aesthetic treatments;

•	consumer sentiment about the benefits and risks of aesthetic procedures generally and CoolSculpting in particular;

•	the success of any direct-to-consumer marketing efforts we initiate; and

•	general consumer confidence, which may be impacted by economic and political conditions.

Our financial performance will be materially harmed in the event we cannot generate significant patient demand for CoolSculpting.

Our success depends in part upon patient satisfaction with the effectiveness of CoolSculpting.

In order to generate repeat and referral business, patients must be satisfied with the effectiveness of CoolSculpting. Our clinical studies demonstrate that a single CoolSculpting procedure noticeably and measurably reduces the fat layer within a treated fat bulge without requiring diet or exercise. However, we designed CoolSculpting to address the aesthetic concerns of individuals who have stubborn fat bulges but are not obese. Although there are no technical or regulatory restrictions on the use of CoolSculpting based on patient weight, we believe patients who are obese, and require significant fat reduction to achieve aesthetic results, are better candidates for invasive and minimally-invasive procedures. In addition, results obtained from a CoolSculpting procedure occur gradually over a period of two to four months after treatment and patient perception of their results may vary. Although we train our physician customers to select the appropriate patient candidates for a CoolSculpting procedure, explain to their patients the time period over which the results from a CoolSculpting procedure will occur, and take before and after photographs of a patient, our physician customers may not select appropriate patient candidates or CoolSculpting may produce results that may not meet patients’ expectations. If patients are not satisfied with the aesthetic benefits of CoolSculpting, or feel that it is too expensive for the results obtained, our reputation and future sales will suffer.

We have limited experience with our direct sales and marketing force and any failure to build and manage our direct sales and marketing force effectively could have a material adverse effect on our business.

We rely on a direct sales force to sell CoolSculpting in the United States and Canada. In order to meet our anticipated sales objectives, we expect to grow our direct sales and marketing organization in these countries significantly over the next several years and intend to opportunistically build a direct sales and marketing force in certain international markets. There are significant risks involved in building and managing our sales and marketing organization, including risks related to our ability to:

•	hire qualified individuals as needed;

•	generate sufficient leads within our target physician group for our sales force;

•	provide adequate training for the effective sale and marketing of CoolSculpting;

•	retain and motivate our direct sales and marketing professionals; and

•	effectively oversee geographically dispersed sales and marketing teams.

Our failure to adequately address these risks could have a material adverse effect on our ability to increase sales and use of our CoolSculpting Systems, which would cause our revenues to be lower than expected and harm our results of operations.

To market and sell CoolSculpting in markets outside of North America, we depend on third-party distributors.

We currently depend exclusively on third-party distributors to sell, market, and service our CoolSculpting Systems in markets outside of North America and to train our physician customers in such markets. We may need to engage additional third-party distributors to expand in new markets outside of North America. We are subject to a number of risks associated with our dependence on these third parties, including:

•	we lack day-to-day control over the activities of third-party distributors;

•	third-party distributors may not commit the necessary resources to market, sell, and service our systems to the level of our expectations;

•	third-party distributors may not be as selective as we would be in choosing physicians to purchase CoolSculpting Systems or as effective in training physicians in marketing and patient selection;

•	third-party distributors may terminate their arrangements with us on limited, or no, notice or may change the terms of these arrangements in a manner unfavorable to us; and

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disagreements with our distributors could require or result in costly and time-consuming litigation or arbitration which we could be required to conduct in jurisdictions with which we are not familiar.

If we fail to establish and maintain satisfactory relationships with our third-party distributors, our revenues and market share may not grow as anticipated, and we could be subject to unexpected costs which would harm our results of operations and financial condition.

To successfully market and sell CoolSculpting in markets outside of North America, we must address many issues with which we have limited experience.

Sales in markets outside of North America accounted for approximately 34% of our revenue for 2010 and 26% of our revenue for the six months ended June 30, 2011. We believe that a significant percentage of our business will continue to come from sales in markets outside of North America through increased penetration in countries where we currently market and sell CoolSculpting through our third-party distributor network, combined with expansion into new international markets. However, international sales are subject to a number of risks, including:

•	difficulties in staffing and managing our international operations;

•	increased competition as a result of more products and procedures receiving regulatory approval or otherwise free to market in international markets;

•	longer accounts receivable payment cycles and difficulties in collecting accounts receivable;

•	reduced or varied protection for intellectual property rights in some countries;

•	export restrictions, trade regulations, and foreign tax laws;

•	fluctuations in currency exchange rates;

•	foreign certification and regulatory clearance or approval requirements;

•	difficulties in developing effective marketing campaigns in unfamiliar foreign countries;

•	customs clearance and shipping delays;

•	political, social, and economic instability abroad, terrorist attacks, and security concerns in general;

•	preference for locally produced products;

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potentially adverse tax consequences, including the complexities of foreign value-added tax systems, tax inefficiencies related to our corporate structure, and restrictions on the repatriation of earnings;

•	the burdens of complying with a wide variety of foreign laws and different legal standards; and

•	increased financial accounting and reporting burdens and complexities.

If one or more of these risks were realized, it could require us to dedicate significant financial and management resources and our revenue may decline.

Our inability to effectively compete with our competitors may prevent us from achieving significant market penetration or improving our operating results.

The medical technology and aesthetic product markets are highly competitive and dynamic, and are characterized by rapid and substantial technological development and product innovations. Demand for CoolSculpting could be limited by the products and technologies offered by our competitors. In the United States, CoolSculpting is the only non-invasive, FDA-cleared product that utilizes cooling technology to selectively reduce fat cells beneath the skin through a natural biological process known as apoptosis. All other existing non-invasive, FDA-cleared products that are marketed for body contouring are based on heat or other forms of energy and, as a result, eliminate fat cells by triggering the body’s wound healing response. Although CoolSculpting does not have any direct competition in United States, CoolSculpting indirectly competes with these energy-based technologies as well as the providers of our aesthetic products and technologies for physician resources and mindshare. Due to less stringent regulatory requirements, there are many more aesthetic products and procedures available for use in international markets than are approved for use in the United States. There are also fewer limitations on the claims our competitors in international markets can make about the effectiveness of their products and the manner in which they can market them. As a result, we face even greater competition in these markets than in the United States.

We also generally compete against medical technology and aesthetic companies, including those offering products and technologies unrelated to fat reduction, for physician resources and mindshare. Some of our competitors have a broad range of product offerings, large direct sales forces, and long-term customer relationships with our target physicians, which could inhibit our market penetration efforts. Our potential physician customers also may need to recoup the cost of expensive products that they have already purchased from our competitors, and thus they may decide to delay purchasing, or not to purchase, our CoolSculpting System.

Many of our competitors are large, experienced companies that have substantially greater resources and brand recognition than we do. Competing in the medical technology and aesthetic markets could result in price-cutting, reduced profit margins, and limited market share, any of which would harm our business, financial condition, and results of operations.

We and our third-party manufacturing partners have limited experience in producing our CoolSculpting System, and if we are unable to manufacture our CoolSculpting System in high-quality commercial quantities successfully and consistently to meet demand, our growth will be limited.

Prior to receiving FDA clearance in 2009, we manufactured our CoolSculpting System in limited quantities sufficient only to meet the needs of our clinical studies. We currently manufacture our CoolSculpting System and related procedure packs, containing disposable gel pads and liners, through a combination of direct manufacturing at our facility in Pleasanton, California and through third-party manufacturers. To manufacture our CoolSculpting System in the quantities that we believe will be required to meet anticipated market demand, we and our third-party manufacturers will need to increase manufacturing capacity, which will involve significant challenges and may require additional regulatory approvals. In addition, the development of commercial-scale manufacturing capabilities will require us and our third-party manufacturers to invest substantial additional funds and hire and retain the technical personnel who have the necessary manufacturing experience. Neither we nor our third-party manufacturers may successfully complete any required increase to existing manufacturing processes in a timely manner, or at all.

If there is a disruption to our or our third-party manufacturers’ operations, we will have no other means of producing our CoolSculpting Systems until we restore the affected facilities or develop alternative manufacturing facilities. Additionally, any damage to or destruction of our or our third-party manufacturers’ facilities or equipment may significantly impair our ability to manufacture CoolSculpting Systems on a timely basis.

If we or our third-party manufacturers are unable to produce CoolSculpting Systems in sufficient quantities to meet anticipated customer demand, our revenues, business, and financial prospects would be harmed. The lack of experience we and our manufacturing partners have in producing commercial quantities of our CoolSculpting System may also result in quality issues, and result in product recalls. Manufacturing delays related to quality control could negatively impact our ability to bring our CoolSculpting System and procedure packs to market, harm our reputation, and decrease our revenues. Any recall could be expensive and generate negative publicity, which could impair our ability to market our CoolSculpting System and further affect our results of operations.

We outsource the manufacturing of key elements of our CoolSculpting System to a single third-party manufacturer.

OnCore Manufacturing LLC, or OnCore, manufactures our CoolSculpting control units, our CoolMax applicators, and our CoolCards used with our CoolSculpting System. In addition, our disposable liners are manufactured by Coastline International, Inc. in Tijuana, Mexico. If the operations of third-party manufacturers, especially OnCore, are interrupted or if they are unable to meet our delivery requirements due to capacity limitations or other constraints, we may be limited in our ability to fulfill new customer orders or to repair equipment at current customer sites. Any change to another contract manufacturer would likely entail significant delay, require us to devote substantial time and resources, and could involve a period in which our products could not be produced in a timely or consistently high-quality manner, any of which could harm our reputation and results of operations.

Our manufacturing operations and those of our key third-party manufacturers are dependent upon third-party suppliers, making us vulnerable to supply shortages and price fluctuations, which could harm our business.

Our CoolSculpting System contains two critical components, the integrated circuit contained in the CoolSculpting control unit, which is manufactured by Renesas Electronics Corporation in Japan, and the connector that attaches our applicators to the control unit, which is manufactured by Hypertronics Corporation in

Hudson, Massachusetts. The single source suppliers of these two critical components may not be replaced without significant effort and delay in production. We do not have supply agreements with the suppliers of these critical components beyond purchase orders and, although we maintain a safety stock inventory for these critical components equal to one year of forecasted part requirements of the integrated circuit and one month of connectors in finished assemblies at OnCore, our contract manufacturer, as well as at least three months supply of connectors to support open purchase orders, such forecasted amounts may be inaccurate and we may experience shortages as a result of serious supply problems with these manufacturers. In addition, several other non-critical components and materials that comprise our CoolSculpting System are currently manufactured by a single supplier or a limited number of suppliers. In many of these cases, we have not yet qualified alternate suppliers and rely upon purchase orders, rather than long-term supply agreements. A supply interruption or an increase in demand beyond our current suppliers’ capabilities could harm our ability to manufacture our CoolSculpting System until new sources of supply are identified and qualified. Our reliance on these suppliers subjects us to a number of risks that could harm our business, including:

•	interruption of supply resulting from modifications to or discontinuation of a supplier’s operations;

•	delays in product shipments resulting from uncorrected defects, reliability issues, or a supplier’s variation in a component;

•	a lack of long-term supply arrangements for key components with our suppliers;

•	inability to obtain adequate supply in a timely manner, or to obtain adequate supply on commercially reasonable terms;

•	difficulty and cost associated with locating and qualifying alternative suppliers for our components in a timely manner;

•	production delays related to the evaluation and testing of products from alternative suppliers, and corresponding regulatory qualifications;

•	delay in delivery due to our suppliers prioritizing other customer orders over ours;

•	damage to our brand reputation caused by defective components produced by our suppliers;

•	increased cost of our warranty program due to product repair or replacement based upon defects in components produced by our suppliers; and

•	fluctuation in delivery by our suppliers due to changes in demand from us or their other customers.

Any interruption in the supply of components or materials, or our inability to obtain substitute components or materials from alternate sources at acceptable prices in a timely manner, could impair our ability to meet the demand of our customers, which would have an adverse effect on our business.

We forecast sales to determine requirements for components and materials used in our CoolSculpting System, and if our forecasts are incorrect, we may experience delays in shipments or increased inventory costs.

We keep limited materials, components, and finished products on hand. To manage our operations with our third-party manufacturers and suppliers, we forecast anticipated product orders and material requirements to predict our inventory needs and enter into purchase orders on the basis of these requirements. Several components of our CoolSculpting System require an order lead time of six months. Our limited historical commercial experience and rapid growth may not provide us with enough data to consistently and accurately predict future demand. If our business expands, our demand for components and materials increase beyond our estimates, our manufacturers and suppliers may be unable to meet our demand. In addition, if we underestimate our component and material requirements, we may have inadequate inventory, which could interrupt, delay, or prevent delivery of our CoolSculpting System to our customers. In contrast, if we overestimate our component and material requirements, we may have excess inventory, which would increase our expenses. Any of these occurrences would negatively affect our financial performance and the level of satisfaction our physician customers have with our business.

Even though we market and sell our CoolSculpting System to physicians, there exists a potential for misuse, which could harm our reputation and our business.

In the United States, we market and sell CoolSculpting solely to physicians. Under state law, our physician customers can generally allow nurse practitioners, technicians, and other non-physicians to perform CoolSculpting procedures under their direct supervision. Outside of North America, our independent distributors sell in many jurisdictions that do not require specific medical qualifications or training for purchasers or operators of our CoolSculpting System. Although we and our distributors provide training on the use of CoolSculpting Systems, we do not supervise the procedures performed with our CoolSculpting System, nor can we be assured that direct physician supervision of procedures occurs according to our recommendations. The potential misuse of our CoolSculpting System by physicians and non-physicians may result in adverse treatment outcomes, which could harm our reputation and expose us to costly product liability litigation.

Product liability suits could be brought against us due to defective design, labeling, material, or workmanship, or misuse of our CoolSculpting System, and could result in expensive and time-consuming litigation, payment of substantial damages, an increase in our insurance rates and substantial harm to our reputation.

If our CoolSculpting System is defectively designed, manufactured, or labeled, contains defective components, or is misused, we may become subject to substantial and costly litigation by our physician customers or their patients. Misusing our CoolSculpting System or failing to adhere to operating guidelines can cause skin damage and underlying tissue damage and, if our operating guidelines are found to be inadequate, we may be subject to liability. Furthermore, if a patient is injured in an unexpected manner or suffers unanticipated adverse events after undergoing a CoolSculpting procedure, even if the procedure was performed in accordance with our operating guidelines, we may be subject to product liability claims. Product liability claims could divert management’s attention from our core business, be expensive to defend, and result in sizable damage awards against us. We currently have product liability insurance, but it may not be adequate to cover us against potential liability. In addition, we may not be able to maintain insurance in amounts or scope sufficient to provide us with adequate coverage against all potential liabilities. Any product liability claims brought against us, with or without merit, could increase our product liability insurance rates or prevent us from securing continuing coverage, could harm our reputation in the industry, and reduce product sales. Product liability claims in excess of our insurance coverage would be paid out of cash reserves, harming our financial condition and reducing our operating results.

Third parties may attempt to produce counterfeit versions of our products and may harm our ability to collect procedure fees, negatively affect our reputation, or harm patients and subject us to product liability.

Third parties may seek to develop counterfeit CoolCards and procedure packs that are compatible with our CoolSculpting System and available to practitioners at lower prices than our own. If security features incorporated into the design of our CoolSculpting System are unable to prevent the introduction of counterfeit CoolCards, we may not be able to monitor the number of procedures performed using our CoolSculpting System. Practitioners may be able to make unauthorized use of our CoolSculpting System and our ability to collect procedure fees may be compromised. Procedure fees constituted approximately 17% and approximately 31% of our revenues for the year ended December 31, 2010 and the six months ended June 30, 2011, respectively, and an inability to collect them in the future would have a material adverse affect on our results of operations.

In addition, if counterfeit products are used with or in place of our own, we could be subject to product liability lawsuits resulting from the use of damaged or defective goods and suffer damage to our reputation.

We have increased the size of our company significantly and over a short period, and difficulties managing our growth could adversely affect our business, operating results, and financial condition.

We have increased our head count from 64 at January 1, 2010 to 132 at June 30, 2011, and plan to continue to hire a substantial number of additional employees as we increase our commercialization activities for CoolSculpting. This growth has placed and may continue to place a strain on our management and our administrative, operational, and financial infrastructure. Our ability to manage our operations and growth requires the continued improvement of our operational, financial and management controls, reporting systems, and procedures, particularly to meet the reporting requirements of the Securities Exchange Act of 1934. If we are unable to manage our growth effectively or if we are unable to attract additional highly qualified personnel, our business, operating results, and financial condition may be harmed.

We depend on skilled and experienced personnel to operate our business effectively. If we are unable to recruit, hire, and retain these employees, our ability to manage and expand our business will be harmed, which would impair our future revenue and profitability.

Our success largely depends on the skills, experience, and efforts of our executive officers and other key employees. We do not have employment contracts with any of our executive officers or other key employees that require these officers to stay with us for any period of time. Any of our executive officers and other key employees may terminate their employment with us at any time. The loss of any of our executive officers and other key employees could weaken our management expertise and harm our business operations. We only maintain key man insurance for our chief executive officer.

In addition, our ability to retain our skilled employees and our success in attracting and hiring new skilled employees will be a critical factor in determining whether we will be successful in the future. We may not be able to meet our future hiring needs or retain our existing employees. We will face significant challenges and risks in hiring, training, managing, and retaining sales and marketing, product development, financial reporting, and regulatory compliance employees, many of whom are geographically dispersed. Failure to attract and retain personnel, particularly our sales and marketing, product development, financial reporting, and regulatory compliance personnel, would materially harm our ability to compete effectively and grow our business.

We may need to raise additional funds in the future, and such funds may not be available on a timely basis, or at all.

Until such time, if ever, as we can generate substantial revenues from sales of our CoolSculpting System and from CoolSculpting procedure fees, we will be required to finance our operations with our cash resources. We may need to raise additional funds in the future to support our operations. We cannot be certain that additional capital will be available as needed or on acceptable terms, or at all. If we require additional capital at a time when investment in our company, in medical technology or aesthetic product companies or the marketplace in general is limited, we may not be able to raise such funds at the time that we desire, or at all. If we do raise additional funds through the issuance of equity or convertible securities, the percentage ownership of holders of our common stock could be significantly diluted and these newly issued securities may have rights, preferences, or privileges senior to those of holders of our common stock. If we obtain debt financing, a substantial portion of our operating cash flow may be dedicated to the payment of principal and interest on such indebtedness, and the terms of the debt securities issued could impose significant restrictions on our operations. If we raise additional funds through collaborations and licensing arrangements, we could be required to relinquish significant rights to our technologies, and products or grant licenses on terms that are not favorable to us.

Our ability to use net operating losses and tax credit carryforwards to offset future tax liabilities may be limited.

As of June 30, 2011, we had federal net operating loss carryforwards, or NOLs, to offset future taxable income of approximately $65.4 million, which expire in various years beginning in 2025, if not utilized. We also have state and federal tax credit carryforwards that will begin to expire in 2025. A lack of future taxable income would adversely affect our ability to utilize these NOLs and tax credit carryforwards. In addition, under Section 382 of the U.S. Internal Revenue Code, or the Code, a corporation that experiences a more-than 50% ownership change over a three-year testing period is subject to limitations on its ability to utilize its pre-change NOLs and tax credit carryforwards to offset future taxable income. If we undergo an ownership change in connection with or after this offering, our ability to utilize NOLs and tax credit carryforwards could be limited by Section 382 of the Code. Future changes in our stock ownership, many of the causes of which are outside of our control, could result in an ownership change under Section 382 of the Code. Our NOLs and tax credit carryforwards may also be impaired under state law. As a result of these limitations, we may not be able to utilize a material portion of the NOLs and tax credit carryforwards.

Risks Related to Regulation

The regulatory clearance and approval process is expensive, time-consuming, and uncertain, and the failure to obtain and maintain required regulatory clearances and approvals could prevent us from commercializing our CoolSculpting System and any future products we develop.

We are investing in the research and development of new products and procedures based on our proprietary controlled-cooling technology platform. Our products are subject to 510(k) clearance by the FDA prior to their marketing for commercial use in the United States, and to any approvals required by foreign governmental entities prior to their marketing outside the United States. In addition, if we make any changes or modifications to our CoolSculpting System that could significantly affect its safety or effectiveness, or would constitute a change in its intended use, we may be required to submit a new application for 510(k) clearance or foreign regulatory approvals. For example, we will be required to submit new 510(k) applications to expand our ability to market CoolSculpting for use on other areas of the body beyond the flanks.

The 510(k) clearance processes, as well as the process for obtaining foreign approvals, can be expensive, time-consuming, and uncertain. We anticipate that the direct clinical costs to support a 510(k) application for an additional indication for CoolSculpting will range from $0.25 million to $0.5 million. In addition to the time required to conduct clinical trials, it generally takes from four to twelve months from submission of an application to obtain 510(k) clearance; however, it may take longer, and 510(k) clearance may never be obtained. Delays in receipt of, or failure to obtain, clearances or approvals for any product enhancements or new products we develop would result in delayed, or no, realization of revenues from such product enhancements or new products and in substantial additional costs which could decrease our profitability.

In addition, we are required to continue to comply with applicable FDA and other regulatory requirements once we have obtained clearance or approval for a product. There can be no assurance that we will successfully maintain the clearances or approvals we have received or may receive in the future. Our clearances can be revoked if safety or effectiveness problems develop. Any failure to maintain compliance with FDA and applicable international regulatory requirements could harm our business, financial condition, and results of operations.

We will be subject to significant liability if we are found to have improperly promoted CoolSculpting for off-label uses.

The FDA strictly regulates the promotional claims that may be made about FDA-cleared products. In particular, a product may not generally be promoted for uses that are not approved by the FDA as reflected in the product’s approved labeling. Our current FDA label only permits marketing CoolSculpting in the United States for use on the flanks and restricts us from promoting it for use on other parts of the body. We are aware that CoolSculpting is used by our physician customers on other parts of the body. If we are found to have inappropriately marketed for such off-label uses, we may become subject to significant liability. The federal government has levied large civil and criminal fines against companies for alleged improper promotion and entered agreements with several companies that require cumbersome reporting and oversight of sales and marketing practices. The FDA has also requested that companies enter into consent decrees or permanent injunctions under which specified promotional conduct is changed or curtailed.

CoolSculpting may cause or contribute to adverse medical events that we are required to report to the FDA and if we fail to do so, we could be subject to sanctions that would materially harm our business.

FDA regulations require that we report certain information about adverse medical events if our medical devices may have caused or contributed to those adverse events. The timing of our obligation to report is triggered by the date we become aware of the adverse event as well as the nature of the event. We may fail to report adverse events we become aware of within the prescribed timeframe. We may also fail to appreciate that we have become aware of a reportable adverse event, especially if it is not reported to us as an adverse event or if it is an adverse event that is unexpected or removed in time from the use of our products. If we fail to comply with our reporting obligations, the FDA could take action including criminal prosecution, the imposition of civil monetary penalties, revocation of our device clearance or approval, seizure of our products, or delay in approval or clearance of future products.

We and our contract manufacturers and suppliers are subject to various governmental regulations, including those restricting our ability to market CoolSculpting, and we may incur significant expenses to comply with, experience delays in our product commercialization as a result of, and be subject to material sanctions if we violate these regulations.

Our manufacturing processes and facilities are required to comply with the FDA’s Quality System Regulation, or the QSR, which covers the procedures and documentation of the design, testing, production, control, quality assurance, labeling, packaging, sterilization, storage, and shipping of our devices. The FDA enforces the QSR through periodic announced or unannounced inspections of manufacturing facilities. We have been, and anticipate in the future being, subject to such inspections, as well as to inspections by other federal and state regulatory agencies. In addition, we plan to move the entire manufacturing process for our CoolSculpting System to one or more third-party manufacturers. When we do so, such manufacturer(s) will be required to comply with the QSR, and will be subject to inspections. We will have limited ability to ensure that any such third-party manufacturer(s) will take the necessary steps to comply with applicable regulations, which could cause delays in the delivery of our products.

Failure to comply with applicable FDA requirements, or later discovery of previously unknown problems with our products or manufacturing processes, including our failure or the failure of one of our third-party manufacturers to take satisfactory corrective action in response to an adverse QSR inspection, can result in, among other things:

•	administrative or judicially-imposed sanctions;

•	injunctions or the imposition of civil penalties;

•	recall or seizure of our products;

•	total or partial suspension of production or distribution;

•	the FDA’s refusal to grant pending future clearance or pre-market approval for our products;

•	withdrawal or suspension of marketing clearances or approvals;

•	clinical holds;

•	warning letters;

•	refusal to permit the import or export of our products; and

•	criminal prosecution of us or our employees.

Any of these actions, in combination or alone, could prevent us from marketing, distributing, or selling our products and would likely harm our business.

In addition, a product defect or regulatory violation could lead to a government-mandated or voluntary recall by us. We believe that the FDA would request that we initiate a voluntary recall or impose a mandatory recall if a product was defective or presented a risk of injury or gross deception. Regulatory agencies in other countries have similar authority to recall devices because of material deficiencies or defects in design or manufacture that could endanger health. Any recall would divert management attention and financial resources, could cause the price of our shares of common stock to decline and expose us to product liability or other claims, including contractual claims from parties to whom we sold products and harm our reputation with customers. A recall involving our CoolSculpting System would be particularly harmful to our business and financial results and, even if we remedied a particular problem, would have a lasting negative effect on our reputation and demand for our products.

Legislative or regulatory healthcare reforms may make it more difficult and costly for us to obtain regulatory clearance or approval of our products and to produce, market, and distribute our products after clearance or approval is obtained.

From time to time, legislation is drafted and introduced in Congress that could significantly change the statutory provisions governing the regulatory clearance or approval, manufacture, and marketing of regulated products or the reimbursement thereof. In addition, FDA regulations and guidance are often revised or reinterpreted by the FDA in ways that may significantly affect our business and our products. For example, in the future, the FDA may require more burdensome premarket approval of our procedures rather than the 510(k) clearance process we have used to date and anticipate primarily using in the future. Our CoolSculpting Platform is also subject to state regulations which are, in many instances, in flux. Any new regulations or revisions or reinterpretations of existing regulations may impose additional costs or lengthen review times of our products. We cannot determine what effect changes in regulations, statutes, legal interpretation or policies, when and if promulgated, enacted or adopted may have on our business in the future. Such changes could, among other things, require:

•	changes to manufacturing methods;

•	recall, replacement, or discontinuance of certain products; and

•	additional record keeping.

Each of these would likely entail substantial time and cost and could materially harm our financial results. In addition, delays in receipt of or failure to receive regulatory clearances or approvals for our new products would harm our business, financial condition, and results of operations.

Federal and state governments in the United States are also undertaking efforts to control growing health care costs through legislation, regulation, and voluntary agreements with medical care providers, and third-party payors. In March 2010, Congress enacted comprehensive health care reform legislation known as the Patient Protection and Affordable Care Act of 2010, or the PPACA. While the PPACA involves expanding coverage to more individuals, it includes new regulatory mandates and other measures designed to constrain medical costs. The PPACA also imposes significant new taxes on medical technology manufacturers that are expected to cost the medical technology industry up to $20 billion over the next decade. The PPACA imposes a 2.3% excise tax on sales of medical devices by manufacturers. There is no exemption for small companies, and we expect to begin paying the tax in 2013. The PPACA also requires manufacturers to report to the Department of Health and Human Services detailed information about financial arrangements with physicians and teaching hospitals. These reporting provisions preempt state laws that require reporting of the same information, but not those that require reports of different or additional information. Failure to comply subjects the manufacturer to significant civil monetary penalties. We expect compliance with the PPACA to impose significant administrative and financial burdens on us, which may harm our results of operation.

We may be subject to various federal and state laws pertaining to health care fraud and abuse, including anti-kickback, self-referral, false claims, and fraud laws, and any violations by us of such laws could result in fines or other penalties.

Our commercial, research, and other financial relationships with healthcare providers and institutions may be subject to various federal and state laws intended to prevent health care fraud and abuse. The federal anti-kickback statute prohibits the offer, receipt, or payment of remuneration in exchange for or to induce the referral of patients or the use of products or services that would be paid for in whole or part by Medicare, Medicaid or other federal health care programs. Remuneration has been broadly defined to include anything of value, including cash, improper discounts, and free or reduced price items and services. Many states have similar laws that apply to their state health care programs as well as private payors. Violations of the anti-kickback laws can result in exclusion from federal health care programs and substantial civil and criminal penalties.

The federal False Claims Act, or FCA, imposes liability on persons who, among other things, present or cause to be presented false or fraudulent claims for payment by a federal health care program. The FCA has been used to prosecute persons submitting claims for payment that are inaccurate or fraudulent, that are for services not provided as claimed, or for services that are not medically necessary. The FCA includes a whistleblower provision that allows individuals to bring actions on behalf of the federal government and share a portion of the recovery of successful claims. If our marketing or other arrangements were determined to violate anti-kickback or related laws, including the FCA, then our revenues could be adversely affected, which would likely harm our business, financial condition, and results of operations.

State and federal authorities have aggressively targeted medical technology companies for alleged violations of these anti-fraud statutes, based on improper research or consulting contracts with doctors, certain marketing arrangements that rely on volume-based pricing, off-label marketing schemes, and other improper promotional practices. Companies targeted in such prosecutions have paid substantial fines in the hundreds of millions of dollars or more, have been forced to implement extensive corrective action plans, and have often become subject to consent decrees severely restricting the manner in which they conduct their business. If we become the target of such an investigation or prosecution based on our contractual relationships with providers or institutions, or our marketing and promotional practices, we could face similar sanctions which would materially harm our business.

Also, the U.S. Foreign Corrupt Practices Act and similar worldwide anti-bribery laws generally prohibit companies and their intermediaries from making improper payments to non-U.S. officials for the purpose of obtaining or retaining business. Some of our distribution partners are located in parts of the world that have experienced governmental corruption to some degree and, in certain circumstances, strict compliance with anti-bribery laws may conflict with local customs and practices. We cannot assure you that our internal control policies and procedures will protect us from reckless or negligent acts committed by our employees, distributors, partners, or agents. Violations of these laws, or allegations of such violations, could result in fines, penalties, or prosecution and have a negative impact on our business, results of operations and reputation.

We are subject to numerous environmental, health and safety laws and regulations, and must maintain licenses or permits, and non-compliance with these laws, regulations, licenses, or permits may expose us to significant costs or liabilities.

We are subject to numerous foreign, federal, state, and local environmental, health and safety laws and regulations relating to, among other matters, safe working conditions and environmental protection, including those governing the generation, storage, handling, use, transportation, and disposal of hazardous or potentially hazardous materials. Some of these laws and regulations require us to obtain licenses or permits to conduct our operations. Environmental laws and regulations are complex, change frequently and have tended to become more stringent over time. If we violate or fail to comply with these laws, regulations, licenses, or permits, we could be fined or otherwise sanctioned by regulators. We cannot predict the impact on our business of new or amended laws or regulations or any changes in the way existing and future laws and regulations are interpreted or enforced, nor can we ensure we will be able to obtain or maintain any required licenses or permits.

Risks Related to Our Intellectual Property

If we are unable to obtain, maintain, and enforce intellectual property protection covering our CoolSculpting System and any future products we develop, others may be able to make, use, or sell products substantially the same as ours, which could adversely affect our ability to compete in the market.

Our commercial success is dependent in part on obtaining, maintaining, and enforcing our intellectual property rights, including our patents and the patents we exclusively license. If we are unable to obtain, maintain, and enforce intellectual property protection covering our CoolSculpting System and any other products we develop, others may be able to make, use, or sell products that are substantially the same as ours without incurring the sizeable development and licensing costs that we have incurred, which would adversely affect our ability to compete in the market.

We seek to obtain and maintain patents and other intellectual property rights to restrict the ability of others to market products that compete with our products. As of June 1, 2011, our patent portfolio is comprised of five issued U.S. patents, 37 issued foreign counterpart patents, 17 pending U.S. patent applications, 56 pending foreign counterpart patent applications, and one pending patent application under the Patent Cooperation Treaty, or PCT, each of which we own solely or license exclusively. However, patents may not be issued on any pending or future patent applications we file and, moreover, issued patents owned or licensed to us now or in the future may be found by a court to be invalid or otherwise unenforceable. Also, even if our patents are determined by a court to be valid and enforceable, they may not drafted or interpreted sufficiently broadly to prevent others from marketing products and services similar to ours or designing around our patents, and they may not provide us with freedom to operate unimpeded by the patent rights of others.

We have a number of foreign patents and applications, and expect to continue to pursue patent protection in the jurisdictions in which we do or intend to business. However, the laws of some foreign jurisdictions do not protect intellectual property rights to the same extent as laws in the United States, and many companies have encountered significant difficulties in obtaining, protecting, and defending such rights in foreign jurisdictions. If we encounter such difficulties or we are otherwise precluded from effectively protecting our intellectual property rights in foreign jurisdictions, our business prospects could be substantially harmed.

The patent positions of medical technology companies can be highly uncertain and involve complex legal and factual questions for which important legal principles remain unresolved. No consistent policy regarding the breadth of claims allowed in patents in these fields has emerged to date in the United States or in many foreign jurisdictions. Both the U.S. Supreme Court and the Court of Appeals for the Federal Circuit have made, and will likely continue to make, changes in how the patent laws of the United States are interpreted. Similarly, foreign courts have made, and will likely continue to make, changes in how the patent laws in their respective jurisdictions are interpreted. In addition, the U.S. Congress is currently considering legislation that would change provisions of the patent law. We cannot predict future changes U.S. and foreign courts may make in the interpretation of patent laws or changes to patent laws which might be enacted into law by U.S. and foreign legislative bodies. Those changes may materially affect our patents, our ability to obtain patents or the patents and applications of our collaborators and licensors.

Future protection for our proprietary rights is uncertain because legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep our competitive advantage, which could adversely affect our financial condition and results of operations. For example:

•	others may be able to make systems or devices that are similar to ours but that are not covered by the claims of our patents;

•	others may assert that our licensors or we were not the first to make the inventions covered by our issued patents or pending patent applications;

•	our pending patent applications may not result in issued patents;

•	our issued patents may not provide us with any competitive advantages or may be held invalid or unenforceable as a result of legal challenges by third parties;

•	the claims of our issued patents or patent applications when issued may not cover our CoolSculpting System or the future products we develop;

•	there may be dominating patents relevant to our controlled-cooling technology of which we are not aware;

•	there may be prior public disclosures that could invalidate our inventions or parts of our inventions of which we are not aware;

•	the laws of foreign countries may not protect our proprietary rights to the same extent as the laws of the United States; and

•	we may not develop additional proprietary technologies that are patentable.

From time to time, we analyze our competitors’ products and services, and may in the future seek to enforce our patents or other rights to counter perceived infringement. However, infringement claims can be expensive and time-consuming. In addition, in an infringement proceeding, a court may decide that the patent we seek to enforce is invalid or unenforceable, or may refuse to stop the other party from using the technology at issue on the grounds that the patent in question does not cover the technology in question. An adverse result in any litigation could put one or more of our patents at risk of being invalidated or interpreted narrowly. Similarly, some of our competitors may be able to devote significantly more resources to intellectual property litigation, and may have significantly broader patent portfolios to assert against us if we assert our rights against them. Finally, because of the substantial discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be disclosed or otherwise compromised during this type of litigation.

We rely on a license relationship with Massachusetts General Hospital for much of our core intellectual property, and this arrangement could restrict the scope and enforcement of our intellectual property rights and limit our ability to successfully commercialize our products.

We have exclusively licensed certain intellectual property from the General Hospital Corporation, a not-for-profit Massachusetts Corporation, which owns and operates the Massachusetts General Hospital, or MGH, related to our CoolSculpting System. We rely on MGH to file and prosecute patent applications and maintain patents and otherwise protect the intellectual property we license. We have not had and do not have primary control over these activities for certain of our patents or patent applications and other intellectual property rights we license, and therefore cannot guarantee that these patents and applications will be prosecuted or immediately enforced in a manner consistent with the best interests of our business. We cannot be certain that such activities by third parties have been or will be conducted in compliance with applicable laws and regulations or will result in valid and enforceable patents and other intellectual property rights. Additionally, we cannot control the publication or other disclosures of research carried out by MGH relating to technology that could otherwise prove patentable.

Pursuant to the terms of the license agreement with MGH, MGH has the right to control enforcement of our licensed patents or defense of any claims asserting the invalidity of these patents. Even if we are permitted to pursue such enforcement or defense, we will require the cooperation of MGH, and cannot guarantee that we would receive it. We cannot be certain that MGH will allocate sufficient resources or prioritize its or our enforcement of such patents or defense of such claims to protect our interests in the licensed patents. If we cannot obtain patent protection, or enforce existing or future patents against third parties, our competitive position and our financial condition could suffer.

We are exploring additional uses of our proprietary controlled-cooling technology platform for the dermatology, plastic surgery, and aesthetic markets. We also plan to explore potential therapeutic uses for our platform technology, either directly or through collaborative arrangements with strategic partners. Although MGH cannot restrict our future product development efforts, the terms of our license agreement with MGH may require us to pay MGH a royalty on commercial sales of future products we develop or that may be developed by our strategic partners. Whether we are required to pay a royalty will depend on whether our future products are incorporated on the intellectual propriety we licensed from MGH. Any royalty we are required to pay will reduce our income from sales of such future products and may make it more difficult for us to successfully commercialize these products directly or through a strategic partner.

If we are unable to protect the confidentiality of our proprietary information and know-how, the value of our technology and products could be adversely affected.

We rely on trade-secret protection to protect our interests in proprietary know-how and for processes for which patents are difficult or impossible to obtain or enforce. We may not be able to protect our trade secrets adequately. We have limited control over the protection of trade secrets used by our third-party manufacturers and suppliers. Although we use reasonable efforts to protect our trade secrets, our employees, consultants, contractors and outside scientific advisors may unintentionally or willfully disclose our information to competitors. Enforcing a claim that a third-party illegally obtained and is using any of our trade secrets is expensive and time consuming, and the outcome is unpredictable. In addition, courts outside the United States are sometimes less willing to protect trade secrets. We rely, in part, on non-disclosure and confidentiality agreements with our employees, consultants and other parties to protect our trade secrets and other proprietary technology. These agreements may be breached and we may not have adequate remedies for any breach. Moreover, others may independently develop equivalent proprietary information, and third parties may otherwise gain access to our trade secrets and proprietary knowledge. We may now or in the future incorporate open source software in our products’ firmware. Open source software licenses can be ambiguous, and there is a risk that these licenses could be construed to require us to disclose or publish, in source code form, some or all of our proprietary firmware code. Any disclosure of confidential information into the public domain or to third parties could allow our competitors to learn our trade secrets and use the information in competition against us, which could adversely affect our competitive advantage.

Our CoolSculpting System and any future products or services we develop could be alleged to infringe patent rights of others, which may require costly litigation and, if we are not successful, could cause us to pay substantial damages or limit our ability to commercialize our products.

Our commercial success depends on our ability to develop, manufacture, and market our CoolSculpting System and use our proprietary controlled-cooling technology without infringing the patents and other proprietary rights of third parties. As the medical technology and aesthetic product industries expand and more patents are issued, the risk increases that there may be patents issued to third parties that relate to our products and technology of which we are not aware or that we must challenge to continue our operations as currently contemplated. Our products may infringe or may be alleged to infringe these patents.

In addition, because patent applications in the United States and many foreign jurisdictions are typically not published until eighteen months after filing (or, in some cases, are not published until they issue as patents) and because publications in the scientific literature often lag behind actual discoveries, we cannot be certain that others have not filed patent applications for technology covered by our issued patents or our pending applications. Another party may have filed, and may in the future file, patent applications covering our products or technology similar to ours. Any such patent application may have priority over our patent applications or patents, which could further require us to obtain rights to issued patents covering such technologies. If another party has filed a U.S. patent application on inventions similar to ours, we may have to participate in an interference proceeding declared by the Patent and Trademark Office, or PTO, to determine priority of invention in the United States. The costs of these proceedings could be substantial, and it is possible that such efforts would be unsuccessful if the other party had independently arrived at the same or similar invention prior to our own invention, resulting in a loss of our U.S. patent position with respect to such inventions.

There is substantial litigation involving patent and other intellectual property rights in the medical technology and aesthetic industries generally. If a third party claims that we or any collaborator infringes its intellectual property rights, we may face a number of issues, including, but not limited to:

•	infringement and other intellectual property claims which, regardless of merit, may be expensive and time-consuming to litigate and may divert our management’s attention from our core business;

•

substantial damages for infringement, which we may have to pay if a court decides that the product at issue infringes on or violates the third party’s rights, and if the court finds that the infringement was willful, we could be ordered to pay treble damages and the patent owner’s attorneys’ fees;

•	a court prohibiting us from selling or licensing our products unless the third party licenses its product rights to us, which it is not required to do at a commercially reasonable price or at all;

•	if a license is available from a third party, we may have to pay substantial royalties, upfront fees or grant cross-licenses to intellectual property rights for our products; and

•

redesigning our products or processes so they do not infringe, which may not be possible at all or may require substantial monetary expenditures and time, during which our products may not be available for sale.

Some of our competitors may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources. Even if resolved in our favor, litigation or other legal proceedings relating to intellectual property claims may cause us to incur significant expenses, and could distract our technical and management personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock. Finally, any uncertainties resulting from the initiation and continuation of any litigation could have a material adverse effect on our ability to raise the funds necessary to continue our operations.

Risks Related to Our Common Stock and This Offering

Our stock price may be volatile and you may lose all or a part of your investment.

The public offering price for our common stock may vary from the market price of our common stock at the time of the offering. Among the factors that may cause the market price of our common stock to fluctuate are the risks described in this “Risk Factors” section and other factors, including:

•	fluctuations in our operating results or the operating results of our competitors;

•	changes in estimates of our financial results or recommendations or cessation of coverage by securities analysts;

•	changes in the estimates of the future size and growth rate of our market opportunity;

•	changes in accounting principles or changes in interpretations of existing principles, which could affect our financial results;

•	conditions and trends in the markets we serve;

•	changes in general economic, industry, and market conditions;

•	success of competitive technologies and procedures;

•	changes in our pricing policies;

•	announcements of significant new technologies, procedures, or acquisitions by us or our competitors;

•	changes in legislation or regulatory policies, practices or actions;

•	the commencement or outcome of litigation involving our company, our general industry or both;

•	recruitment or departure of our executives and other key employees;

•	changes in our capital structure, such as future issuances of securities or the incurrence of debt;

•	actual or expected sales of our common stock by the holders of our common stock; and

•	the trading volume of our common stock.

In addition, the stock market in general and the market for medical technology and aesthetic product companies in particular may experience a loss of investor confidence. A loss of investor confidence may result in extreme price and volume fluctuations in our common stock that are unrelated or disproportionate to the operating performance of our business, our financial condition, or results of operations. These broad market and industry factors may materially harm the market price of our common stock and expose us to securities class-action litigation. Class-action litigation, even if unsuccessful, could be costly to defend and divert management’s attention and resources, which could further materially harm our financial condition and results of operations.

An active trading market for our common stock may not develop, and you may not be able to resell your common stock at or above the public offering price.

Prior to this offering, there has been no public market for our common stock. The initial public offering price has been determined by negotiation between the representatives of the underwriters and us. This price may not reflect the market price of our common stock following this offering. In addition, an active trading market may not develop following completion of this offering or, if it is developed, may not be sustained. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. An inactive market may also impair our ability to raise capital by selling shares and may impair our ability to acquire other businesses, applications, or technologies using our shares as consideration.

Our management has broad discretion as to the use of the net proceeds from this offering.

We can not specify with certainty the particular uses of the net proceeds we will receive from this offering, and these uses may vary substantially from our current plans. Our management will have broad discretion in the application of the net proceeds, including for any of the purposes described in “Use of Proceeds.” Accordingly, you will have to rely upon the judgment of our management with respect to the use of the proceeds. Our management may spend a portion or all of the net proceeds from this offering in ways that holders of our common stock may not desire or that may not yield a significant return or any return at all. The failure by our management to apply these funds effectively could harm our business. Pending their use, we may also invest the net proceeds from this offering in a manner that does not produce income or that loses value.

The requirements of being a public company may strain our resources, divert management’s attention, and affect our ability to attract and retain qualified board members.

As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act of 2002, the Dodd-Frank Act, the listing requirements of the securities exchange on which we will trade and other applicable federal and state securities rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming, or costly and increase demand on our business systems and resources. The Exchange Act requires, among other things, that we file annual, quarterly, and current reports with respect to our business and operating results.

As a public company in the United States, we will be required, pursuant to Section 404 of the Sarbanes-Oxley Act, or Section 404, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting. Our first report on compliance with Section 404 is expected to be in connection with our financial statements for the year ending December 31, 2012. The controls and other procedures are designed to ensure that information required to be disclosed by us in the reports that we file with the Securities and Exchange Commission, or SEC, is disclosed accurately and is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms. We are in the early stages of conforming our internal control procedures to the requirements of Section 404 and we may not be able to complete our evaluation, testing, and any required remediation needed to comply with Section 404 in a timely fashion. Our independent registered public accounting firm has not been engaged to perform an audit of our internal control over financial reporting. Our independent registered public accounting firm’s audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of our internal control over financial reporting. Accordingly, no such opinion was expressed. Even if we develop effective controls, these new controls may become inadequate because of changes in conditions or the degree of compliance with these policies or procedures may deteriorate. Even after we develop these new procedures additional weaknesses in our internal control over financial reporting may be discovered. In order to fully comply with Section 404, we will need to retain additional employees to supplement our current finance staff, and we may not be able to so in a timely manner, or at all. In addition, in the process of evaluating our internal control over financial reporting we expect that certain of our internal control practices will need to be updated to comply with the requirements of Section 404 and the regulations promulgated thereunder, and we may not be able to do so on a timely basis, or at all. In the event that we are not able to demonstrate compliance with Section 404 in a timely manner, or are unable to produce timely or accurate financial statements, we may be subject to sanctions or investigations by regulatory authorities such as the SEC and the securities exchange on which we trade and investors may lose confidence in our operating results and the price of our common stock could decline. Furthermore, if we or our independent registered public accounting firm are unable to certify that our internal control over financial reporting is effective and in compliance with Section 404 we may be subject to sanctions or investigations by regulatory authorities such as the SEC or the securities exchange on which we trade and we could lose investor confidence in the accuracy and completeness of our financial reports, which would have a material adverse effect on our business and on the price of our common stock and our ability to access the capital markets.

In addition, changing laws, regulations, and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time-consuming. These laws, regulations, and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations, and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations, and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, regulatory authorities may initiate legal proceedings against us and our business may be harmed.

We also expect that being a public company and these new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified executive officers and members of our Board of Directors, particularly to serve on our audit committee and compensation committee.

Our financial controls and procedures may not be sufficient to ensure timely and reliable reporting of financial information, which, as a public company, could materially harm our stock price and quotation on the NASDAQ Global Market.

As a public company, we will require greater financial resources than we have had as a private company. We cannot provide you with assurance that our finance department has or will maintain adequate resources to ensure that we will not have any future material weakness in our system of internal controls. The effectiveness of our controls and procedures may in the future be limited by a variety of factors, including:

•	faulty human judgment and simple errors, omissions or mistakes;

•	fraudulent action of an individual or collusion of two or more people;

•	inappropriate management override of procedures; and

•	the possibility that any enhancements to controls and procedures may still not be adequate to assure timely and accurate financial control.

If we fail to have effective controls and procedures for financial reporting in place, we could be unable to provide timely and accurate financial information and be subject to delisting on the NASDAQ Global Market, Securities and Exchange Commission investigation, and civil or criminal sanctions.

We do not currently intend to pay dividends on our common stock and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.

We have never paid cash dividends on our common stock and do not anticipate paying cash dividends on our common stock in the foreseeable future. We currently intend to invest our future earnings, if any, to fund the development and growth of our business. The payment of dividends will be at the discretion of our Board of Directors and will depend on our results of operations, capital requirements, financial condition, future prospects, restrictions imposed by applicable law, any limitations on payments of dividends present in any debt agreements we may enter into and other factors our Board of Directors may deem relevant. If we do not pay dividends, your ability to achieve a return on your investment in our company will depend on any future appreciation in the market price of our common stock. There is no guarantee that our common stock will appreciate in value or even maintain the price at which our holders have purchased their common stock.

New investors in our common stock will experience immediate and substantial dilution.

The initial public offering price is substantially higher than the book value per share of our common stock. Investors purchasing common stock in this offering will, therefore, incur immediate dilution of $            per share in net tangible book value per share of common stock, based on the assumed initial offering price of $            per

share, the mid-point of the range on the cover of this prospectus. Investors will incur additional dilution upon the exercise of outstanding stock options and warrants.

Our directors, executive officers, and significant stockholders will continue to hold a substantial portion of our stock after this offering, which may lead to conflicts of interest with other stockholders over corporate transactions and other corporate matters.

Following the completion of this offering, our directors, executive officers, and beneficial holders of 10% or more of our outstanding common stock will beneficially own approximately    % of our outstanding common stock, including warrants and stock options exercisable within 60 days after June 30, 2011. This concentration of ownership may not be in the best interests of our other stockholders. We are not aware of any stockholder or voting agreements or understandings between or among our directors, officers, or holders of our outstanding common stock which will be in place following our initial public offering. However, these stockholders, acting together, would be able to influence significantly all matters requiring stockholder approval, including the election of directors and significant corporate transactions such as mergers or other business combinations. This control could delay, deter, or prevent a third party from acquiring or merging with us, which could adversely affect the market price of our common stock.

There may be sales of substantial amounts of our common stock after this offering, which could cause our stock price to fall.

Our current stockholders hold a substantial number of shares, which they will be able to sell in the public market in the near future. Upon the completion of this offering,              shares of common stock will be outstanding, assuming conversion of our preferred stock into shares of common stock, exercise on a cash basis of warrants to purchase 19,600 shares of common stock, no exercise of the underwriters’ over-allotment option and no exercise of outstanding options or other warrants after June 30, 2011. All of the shares sold in this offering will be freely tradable, except for shares purchased by any of our existing “affiliates,” as that term is defined in Rule 144 promulgated under the Securities Act of 1933, as amended, or the Securities Act, which generally includes officers, directors and 10% or greater stockholders. In addition, as soon as practicable following completion of this offering, we also intend to file a registration statement covering common stock issued or reserved for issuance under our share incentive plans. In addition, our 2011 Plan provides for annual increases in the number of shares available for issuance under the 2011 Plan.

A significant portion of the shares of our common stock outstanding after this offering will continue to be restricted as a result of securities laws, or lock-up agreements with our underwriters. The lock-up agreements restrict holders’ ability to transfer their stock for 180 days after the date of this prospectus, subject to extension in certain circumstances. Of the outstanding restricted shares,              will be available for sale in the public market on the date of this offering, and an additional              shares will be available for sale in the public market beginning 180 days after the date of this prospectus, subject to extension in certain circumstances and to the requirements of Rule 144. The underwriters may, however, waive the lock-up period at any time for any stockholder. Sales of a substantial number of shares of our common stock within a short period of time after this offering, or after the expiration of applicable lock-up periods, could cause our stock price to fall. In addition, the sale of these shares could impair our ability to raise capital through the sale of additional stock.

Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of us more difficult, limit attempts by our stockholders to replace or remove our current directors and management team, and limit the market price of our common stock.

Our amended and restated certificate of incorporation and amended and restated bylaws contain provisions that may delay or prevent a change of control, discourage bids at a premium over the market price of our common stock, and adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock. These provisions include:

•	dividing our board into three classes, with each class serving a staggered three-year term;

•	prohibiting our stockholders from calling a special meeting of stockholders or acting by written consent;

•

permitting our board to issue additional shares of our preferred stock, with such rights, preferences and privileges as they may designate, including the right to approve an acquisition or other changes in control;

•	establishing an advance notice procedure for stockholder proposals to be brought before an annual meeting, including proposed nominations of persons for election to our Board of Directors;

•	providing that our directors may be removed only for cause;

•	providing that vacancies on our Board of Directors may be filled only by a majority of directors then in office, even though less than a quorum; and

•

requiring the approval of our Board of Directors or the holders of a supermajority of our outstanding shares of capital stock to amend our bylaws and certain provisions of our certificate of incorporation.

Although we believe these provisions collectively provide for an opportunity to receive higher bids by requiring potential acquirers to negotiate with our board, they would apply even if the offer may be considered beneficial by some stockholders. In addition, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management team by making it more difficult for stockholders to replace members of our board, which is responsible for appointing the members of our management.

Moreover, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which prohibits a person who owns in excess of 15% of our outstanding voting stock from merging or combining with us for a period of three years after the date of the transaction in which the person acquired in excess of 15% of our outstanding voting stock, unless the merger or combination is approved in a prescribed manner. The restrictions contained in Section 203 are not applicable to any of our existing stockholders that will own 15% or more of our outstanding voting stock upon the closing of this offering.

Special Note Regarding Forward-looking Statements

This prospectus contains forward-looking statements concerning our business, operations, and financial performance and condition as well as our plans, objectives, and expectations for our business operations and financial performance and condition. Any statements contained herein that are not of historical facts may be deemed to be forward-looking statements. You can identify these statements by words such as “aim,” “anticipate,” “assume,” “believe,” “could,” “due,” “estimate,” “expect,” “goal,” “intend,” “may,” “objective,” “plan,” “predict,” “potential,” “positioned,” “should,” “target,” “will,” “would,” and other similar expressions that are predictions of or indicate future events and future trends. These forward-looking statements are based on current expectations, estimates, forecasts, and projections about our business and the industry in which we operate and management’s beliefs and assumptions and are not guarantees of future performance or development and involve known and unknown risks, uncertainties, and other factors that are in some cases beyond our control. As a result, any or all of our forward-looking statements in this prospectus may turn out to be inaccurate. Factors that may cause such differences include, but are not limited to, the risks described under “Risk Factors,” including:

•	our failure to achieve or maintain profitability;

•	our failure to estimate or control our future expenditures on sales and marketing, research and development, and administrative activities;

•	the failure of CoolSculpting to gain market acceptance domestically or internationally;

•	our failure to obtain additional FDA clearances that would allow us to expand our marketing claims for CoolSculpting in the United States;

•

less than anticipated growth in the number of physicians willing to make a significant capital expenditure to purchase our CoolSculpting System and make CoolSculpting a significant part of their practices;

•	insufficient patient demand for CoolSculpting procedures;

•	the implementation of our business model and strategic plans for our business, products, and technology;

•	the scope of protection we are able to establish and maintain for intellectual property rights covering our CoolSculpting System and technology;

•	our inability to operate our business without infringing upon the intellectual rights of others, which could result in litigation and significant expenditures;

•

the timing or likelihood of regulatory filings and approvals and changes in the regulatory environment which may adversely impact the commercialization of our new products and result in significant additional capital expenditures;

•	our inability to attract or retain skilled personnel for our product development and commercialization efforts;

•	our use of proceeds from this offering; and

•	competition from other companies and technologies in and beyond our industry.

Potential investors are urged to consider these factors carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on the forward-looking statements. These forward-looking statements speak only as of the date of this prospectus. Unless required by law, we do not intend to publicly update or revise any forward-looking statements to reflect new information or future events or otherwise. You should, however, review the factors and risks we describe in the reports we will file from time to time with the SEC after the date of this prospectus. See “Where You Can Find More Information.”

Market, Industry, and Other Data

Unless otherwise indicated, information contained in this prospectus concerning our industry and the market in which we operate, including our general expectations regarding the size of the aesthetics market, the number of and growth in aesthetic procedures, the number of physicians who perform aesthetic procedures, the number of physician practice sites, and the level of consumer interest in CoolSculpting is based on information from various sources, on assumptions that we have made that are based on those data and other similar sources and on our knowledge of the markets for our product. While we believe the market information included in this prospectus is based on reasonable and sound assumptions and is reliable as of the date of this prospectus, we have not and cannot independently verify the market, industry, and other data published or produced by third parties. In addition, information relating to the number of our potential physician customers, the number of physician practice sites, and projections, assumptions, and estimates of our future performance, and the future performance of the medical technology and aesthetic markets in which we operate is necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors” and elsewhere in this prospectus. These and other factors could cause our results and the state of the markets in which we operate to differ materially from those expressed in the estimates made by third parties and by us.

Use of Proceeds

We estimate that the net proceeds from the sale of the             shares of our common stock that we are selling in this offering will be approximately $             million, based on an assumed initial public offering price of $             per share, the midpoint of the range on the front cover of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters’ overallotment option is exercised in full, we estimate that we will receive net proceeds of approximately $             million.

A $1.00 increase (decrease) in the assumed initial public offering price of $             per share would increase (decrease) the net proceeds to us from this offering by approximately $             million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Of the net proceeds that we will receive from this offering, we expect to use up to $7.0 million to pay our remaining milestone obligations to the General Hospital Corporation, a not-for-profit Massachusetts corporation, which owns and operates MGH. We are obligated to make two milestone payments to MGH including (i) $1 million due upon achieving cumulative net sales (as defined in our agreement with MGH) of $70 million and (ii) $6 million due upon the earlier to occur of achieving cumulative net sales of $200 million or the completion of this offering. In lieu of a cash payment, MGH may elect to receive up to 50% of each of the remaining milestone payments in our common stock, subject to a cap on the total percentage of our common stock MGH may own on a fully-diluted basis.

We intend to use the remainder of our net proceeds for general corporate purposes. Our primary purpose for pursuing this offering is to raise funds to support the further commercialization of CoolSculpting. As a result, we intend to prioritize our future expenditures on expanding our North American and international sales and distribution infrastructure, expanding our planned physician and consumer marketing initiatives, expanding our FDA-cleared indications for CoolSculpting, and obtaining additional regulatory approvals for CoolSculpting in key international markets. We also intend to use our remaining net proceeds to support our planned research and product development activities, including improving and enhancing the CoolSculpting System and the CoolSculpting procedure and exploring the development of additional aesthetic products utilizing our proprietary controlled-cooling technology platform. We also may use a portion of our net proceeds to acquire complementary products, technologies, or businesses; however, we currently have no agreements or commitments to complete any such transaction and are not involved in negotiations to do so. Other than the payment of our remaining milestone obligations to MGH, we have not yet identified the amounts we plan to spend on each of these areas or the timing of the expenditures. Accordingly, our management will have broad discretion in the application of the net proceeds, and investors will be relying on the judgment of our management regarding the application of the proceeds in this offering. The amounts that we actually spend for the purposes described above may vary significantly and will depend, in part, on the timing and amount of our future revenue, our future expenses, and any future acquisitions that we may propose. Pending these uses, we plan to invest the net proceeds of this offering in short-term, interest-bearing, investment-grade securities.

Dividend Policy

We have never declared or paid any cash dividends on shares of our common stock. We currently intend to retain our earnings, if any, and cash to fund working capital and for general corporate purposes. We do not anticipate paying any cash dividends on our common stock in the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our Board of Directors and will depend upon our financial condition, results of operations, and capital requirements.

Capitalization

The following table sets forth our capitalization as of June 30, 2011 on:

•	an actual basis;

•

a pro forma basis to reflect (i) the automatic conversion of our outstanding shares of convertible preferred stock into 89,608,318 shares of common stock upon the completion of this offering, (ii) the exercise, on a cash basis, of warrants to purchase an aggregate of 19,600 shares of common stock at an exercise price of $0.15 per share upon the completion of this offering, and (iii) the filing of our amended and restated certificate of incorporation prior to the closing of this offering; and

•

a pro forma as adjusted basis to reflect (i) the automatic conversion of our outstanding shares of convertible preferred stock into 89,608,318 shares of common stock upon the completion of this offering, (ii) the exercise, on a cash basis, of warrants to purchase an aggregate of 19,600 shares of common stock at an exercise price of $0.15 per share upon the completion of this offering, (iii) the filing of our amended and restated certificate of incorporation prior to the closing of this offering, and (iv) the estimated net proceeds from the sale by us of             shares of common stock in this offering at the assumed initial public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

This table should be read in conjunction with our financial statements and related notes appearing elsewhere in this prospectus.

	As of June 30, 2011
	Actual	Pro Forma	Pro Forma, as adjusted
	(unaudited)
	(in thousands, except share and per share amounts)
Notes payable, including current portion	$965	$965	$
Convertible preferred stock warrant liability	633	633		—

Convertible preferred stock, $0.01 par value per share: 86,163,074 shares authorized, 85,812,812 shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	81,164	—		—

Stockholders’ equity (deficit):
Preferred stock, $0.01 par value per share; no shares issued or outstanding, actual; 50,000,000 shares authorized and no shares issued or outstanding, pro forma and pro forma as adjusted	—	—		—
Common stock, $0.001 par value per share: 112,000,000 shares authorized, 4,959,431 shares issued and outstanding, actual; 500,000,000 shares authorized, 94,587,349 shares issued and outstanding, pro forma; and 500,000,000 shares authorized, shares issued and outstanding pro forma as adjusted	5	95
Note receivable from a stockholder	(245)	(245)
Additional paid-in capital	3,360	84,437
Accumulated deficit	(75,392)	(75,392)

Total stockholders’ equity (deficit)	(72,272)	8,895

Total capitalization	$10,490	$10,493	$

Outstanding shares of our common stock reflected in the discussion and table above is based on 94,587,349 shares of our common stock (including preferred stock on an as-converted basis) outstanding as of June 30, 2011 and excludes, as of June 30, 2011:

•

239,726 shares of Series D-1 convertible preferred stock issuable upon exercise of outstanding warrants at an exercise price of $0.73 per share, which are convertible into 239,726 shares of common stock;

•

16,801,696 shares of our common stock subject to outstanding options granted pursuant to our 2005 Plan at a weighted-average exercise price of $0.45 per share, of which 10,189,931 shares remain subject to vesting requirements;

•

            shares of our common stock which will be available for future grant or issuance under our 2011 Plan which will become effective upon the completion of this offering, and the annual increases in the number of shares authorized under the 2011 Plan beginning January 1, 2012;

•

            shares of our common stock available for future grant or issuance under our 2011 ESPP, which will become effective upon the completion of this offering, and the annual increases in the number of shares authorized under this plan beginning January 1, 2012; and

•

shares of our common stock that the General Hospital Corporation, a not-for-profit Massachusetts Corporation, which owns and operates the Massachusetts General Hospital, or MGH, may elect to receive in lieu of cash for up to 50% of each of the remaining $1 million and $6 million milestone payments we will owe MGH upon our achievement of certain milestones as described herein, subject to a cap on the total percentage of our common stock MGH may own on a fully-diluted basis.

Dilution

If you invest in our common stock, your interest in our net tangible book value will be diluted to the extent of the difference between the public offering price and the net tangible book value per share of our common stock immediately after the completion of this offering. Dilution results from the fact that the assumed initial public offering price is substantially in excess of the book value per share attributable to the existing stockholders for the presently outstanding stock.

Our pro forma net tangible book value as of June 30, 2011 was approximately $            , or $             per share. Pro forma net tangible book value per share is determined by dividing the amount of our total tangible assets less our total liabilities by the total number of shares outstanding, after giving effect to the automatic conversion upon the completion of this offering of all of our outstanding convertible preferred stock and the exercise of warrants to purchase common stock.

After giving effect to the sale by us of             shares of common stock in this offering at the assumed initial public offering price of $             per share, the midpoint of the range set forth on the cover of this prospectus, and after deducting underwriting discounts and commissions and our estimated offering expenses totaling approximately $             million, our pro forma net tangible book value as of June 30, 2011 would have been approximately $             million, or $             per share.

This amount represents an immediate increase in pro forma net tangible book value of $             per share and an immediate dilution of $             per share to new investors. The following table illustrates this calculation on a per share basis:

Per Share
Assumed initial public offering price per share		$
Pro forma net tangible book value per share of common stock as of June 30, 2011	$
Pro forma increase per share attributable to the offering

Pro forma as adjusted net tangible book value per share of common stock after this offering

Dilution per share to new investors		$

A $1.00 increase (decrease) in the assumed initial public offering price of $             per share would increase (decrease) our pro forma as adjusted net tangible book value after this offering by approximately $         million, or approximately $             per share and the dilution to new investors of common stock in this offering by approximately $             per share.

If the underwriters exercise their over-allotment option of             shares in full, our pro forma as adjusted net tangible book value will increase to $             per share, representing an increase to existing stockholders of $             per share, and there will be an immediate dilution of $             per share to new investors after giving effect to the underwriting discounts and commisions and estimated offering expenses payable by us.

The following table summarizes, on a pro forma as adjusted basis, as of June 30, 2011, after giving effect to the sale of             shares in this offering and the pro forma adjustments referred to above, the total number of shares of our common stock purchased from us and the total consideration and average price per share paid by existing stockholders and by new investors at the assumed offering price of $             per share:

	Shares Purchased			Total Consideration			Weighted Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%			%	$
New investors							$

Total		100%			100%

If the underwriters exercise an over-allotment option to purchase shares in full, the following will occur:

•

the pro forma percentage of shares of our common stock held by existing stockholders will decrease to approximately     % of the total number of pro forma as adjusted shares of our common stock outstanding after this offering; and

•

the pro forma number of shares of our common stock held by new investors will increase to             , or approximately     % of the total pro forma as adjusted number of shares of our common stock outstanding after this offering.

The above discussion and tables exclude as of June 30, 2011:

•

239,726 shares of Series D-1 convertible preferred stock issuable upon exercise of outstanding warrants at an exercise price of $0.73 per share, which are convertible into 239,726 shares of common stock;

•

16,801,696 shares of our common stock subject to outstanding options outstanding granted pursuant to our 2005 Plan at a weighted-average exercise price of $0.45 per share, of which 10,189,931 shares remain subject to vesting requirements;

•

            shares of our common stock which will be available for future grant or issuance under our 2011 Plan, which will become effective upon the completion of this offering, and the annual increases in the number of shares authorized under the 2011 Plan beginning January 1, 2012;

•

            shares of our common stock available for future grant or issuance under our 2011 ESPP, which will become effective upon the completion of this offering, and the annual increases in the number of shares authorized under this plan beginning January 1, 2012; and

•

shares of our common stock that the General Hospital Corporation, a not-for-profit Massachusetts Corporation, which owns and operates the Massachusetts General Hospital, or MGH, may elect to receive in lieu of cash for up to 50% of each of the remaining $1 million and $6 million milestone payments we will owe MGH upon our achievement of certain milestones as described herein, subject to a cap on the total percentage of our common stock MGH may own on a fully-diluted basis.

The preceding discussion and tables assume no exercise of any options and warrants outstanding as of June 30, 2011. If all of our outstanding options and warrants as of June 30, 2011 were exercised, the pro forma net tangible book value per share after this offering would be $             per share, representing an increase to existing stockholders of $             per share, and there would be an immediate dilution of $             per share to new investors.

Selected Financial Data

You should read the following selected financial data in conjunction with our financial statements, the notes to the financial statements and “Management’s Discussion and Analysis of Results of Operations and Financial Condition” included elsewhere in this prospectus. The selected financial data included in this section are not intended to replace the financial statements and the related notes included elsewhere in this prospectus.

We derived the selected statement of operations data for the years ended December 31, 2008, 2009, and 2010 and the balance sheet data as of December 31, 2009 and 2010 from our audited financial statements appearing elsewhere in this prospectus. The selected statement of operations data for the six months ended June 30, 2010 and 2011, and the balance sheet data as of June 30, 2011 are derived from our unaudited financial statements appearing elsewhere in this prospectus. The selected statement of operations data for the years ended December 31, 2006 and 2007 and the balance sheet data as of December 31, 2006, 2007, and 2008 are derived from our audited financial statements not included in this prospectus. Our unaudited financial statements have been prepared on a basis consistent with our audited financial statements and include, in the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary for the fair statement of the financial information in those statements. Our historical results are not necessarily indicative of the results that may be expected in the future, and our interim results are not necessarily indicative of the results to be expected for the full fiscal year.

						Six Months Ended June 30,
	Year Ended December 31,
	2006	2007	2008	2009	2010	2010	2011
	(in thousands, except share and per share amounts)
Revenues	$—	$—	$—	$1,587	$25,461	$6,624	$31,626
Cost of revenues(1)	—	—	—	2,243	12,295	3,354	12,349

Gross profit (loss)	—	—	—	(656)	13,166	3,270	19,277

Operating expenses:
Research and development(1)	3,665	7,908	13,699	8,034	8,222	4,244	4,607
Sales and marketing(1)	—	697	2,568	4,519	11,987	4,683	11,568
General and administrative(1)	1,669	3,096	5,192	3,966	5,873	2,464	4,031

Total operating expenses	5,334	11,701	21,459	16,519	26,082	11,391	20,206

Loss from operations	(5,334)	(11,701)	(21,459)	(17,175)	(12,916)	(8,121)	(929)
Interest expense	—	—	—	(516)	(497)	(403)	(60)
Other income (expense), net	268	368	352	47	(120)	22	(395)

Net loss	(5,066)	(11,333)	(21,107)	(17,644)	(13,533)	(8,502)	(1,384)
Cumulative dividends on convertible preferred stock	(643)	(1,525)	(4,429)	(4,208)	(5,426)	(2,343)	(3,127)

Net loss attributable to common stockholders	$(5,709)	$(12,858)	$(25,536)	$(21,852)	$(18,959)	$(10,845)	$(4,511)

Net loss per share attributable to common stockholders, basic and diluted(2)	$(9.50)	$(18.13)	$(9.85)	$(7.63)	$(5.50)	$(3.48)	$(0.95)

Weighted-average shares of common stock outstanding used in computing net loss attributable to common stockholders—basic and diluted(2)	601,003	709,202	2,591,222	2,862,191	3,446,508	3,116,784	4,751,547

						Six Months Ended June 30,
	Year Ended December 31,
	2006	2007	2008	2009	2010	2010	2011
	(in thousands, except share and per share amounts)
Pro forma net loss per share attributable to common stockholders—basic and diluted (unaudited)(2)					$(0.18)		$(0.01)

Weighted-average shares of common stock outstanding used in computing the pro-forma net loss attributable to common stockholders—basic and diluted (unaudited)(2)					75,464,316		94,359,865

	As of December 31,					As of June 30,
	2006	2007	2008	2009	2010	2011
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$9,936	$8,661	$12,181	$3,100	$12,667	$8,700
Restricted cash	20	272	352	341	425	255
Working capital (deficit)	9,568	7,749	11,220	(3,346)	7,694	5,836
Total assets	10,245	9,876	14,225	6,928	19,283	19,283
Total notes payable	—	—	—	7,784	1,596	965
Convertible preferred stock warrant liability	—	—	—	146	257	633
Convertible preferred stock	17,640	29,420	58,846	63,054	93,888	81,164
Total stockholders’ deficit	(7,921)	(20,760)	(45,860)	(67,142)	(84,493)	(72,272)

(1)	The following table presents stock-based compensation in each expense category:

	Year Ended December 31,					Six Months Ended June 30,
	2006	2007	2008	2009	2010	2010	2011
	(in thousands)
Cost of revenues	$—	$—	$—	$14	$39	$11	$17
Research and development	3	52	94	98	100	51	156
Sales and marketing	—	17	79	65	89	35	181
General and administrative	19	70	147	266	1,059	329	379

Total stock-based compensation expense	$22	$139	$320	$443	$1,287	$426	$733

(2)	See Notes 2 and 15 to our audited financial statements for an explanation of the calculations of our basic and diluted net loss per share of common stock attributable to common stockholders and pro forma net loss per share of common stock attributable to common stockholders.

Management’s Discussion and Analysis of Results of Operations and Financial Condition

The following discussion and analysis of our results of operations and financial condition should be read in conjunction with our financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed below. Factors that could cause or contribute to such differences include, but are not limited to, those identified below and those discussed in the section entitled “Risk Factors” included elsewhere in this prospectus.

Overview

We are a medical technology company focused on developing and commercializing products utilizing our proprietary controlled-cooling technology platform. Our first commercial product, the CoolSculpting System, selectively reduces stubborn fat bulges that may not respond to diet or exercise. We generate revenues from capital sales of our CoolSculpting System and from procedure fees our physician customers pay for each CoolSculpting procedure they perform. We received clearance from the FDA in September 2010 to market CoolSculpting for the selective reduction of fat around the flanks, an area commonly referred to as the “love handles.” We have received regulatory approval or are otherwise free to market CoolSculpting in 46 international markets, where use of the product is generally not limited to specific treatment areas. Physicians in these markets commonly perform CoolSculpting procedures on the abdomen, inner thighs, back, and chest, in addition to the flanks. We generated revenues of $25.5 million for the year ended December 31, 2010, and $31.6 million for the six months ended June 30, 2011.

We selectively market CoolSculpting to those dermatologists, plastic surgeons, and aesthetic specialists who we identify as having significant experience in performing aesthetic procedures as well as a willingness to position CoolSculpting as a premium, differentiated treatment. According to a market research study we commissioned through Easton Associates, there are currently over 70,000 physicians who perform aesthetic procedures at approximately 30,000 practice sites worldwide, including over 16,000 physicians and approximately 8,000 practice sites within the United States and Canada. We are selectively targeting 4,000 to 5,000 physician practice sites on a global basis that have our target characteristics. Some of our target practices have and may purchase more than one CoolSculpting System. Our selective distribution strategy is designed to enable our physician customers to market CoolSculpting as a premium, highly-differentiated, non-invasive fat reduction procedure. Based on our commercial data, we believe physicians can recoup their capital expenditures within six months assuming modest use. In addition, we designed our CoolSculpting System to allow a physician to see and treat other patients or perform concurrent procedures, such as injections or other dermal treatments, on the same patient during the 60-minute CoolSculpting procedure.

In the United States and Canada, we use our direct sales organization to selectively market CoolSculpting. As of June 30, 2011, our direct sales force consisted of 31 professionals. To support the continued roll-out of CoolSculpting, we anticipate that our North America direct sales force will increase to between 50 and 70 sales professionals in the next 12 months. We also intend to seek additional regulatory clearances from the FDA to expand our U.S. marketed indications for CoolSculpting to areas on the body other than the flanks.

In markets outside of North America, we sell CoolSculpting through a network of distributors. We intend to grow our international sales and marketing organization to focus on increasing sales and strengthening our physician relationships. As part of that strategy, we intend to opportunistically deploy a direct sales force in select international markets. We also intend to seek regulatory approval to market CoolSculpting in key additional international markets, including China. Revenues from markets outside of North America comprised 34% of our total revenues for the year ended December 31, 2010, and 26% of our total revenues for the six months ended June 30, 2011.

We are exploring additional uses of our proprietary controlled-cooling technology platform for the dermatology, plastic surgery, and aesthetic markets. We also plan to explore potential therapeutic uses for our platform technology, either directly or through collaborative arrangements with strategic partners.

Our revenues increased from $1.6 million in 2009, the first year of CoolSculpting sales, to $25.5 million in 2010. Our revenues increased to $31.6 million during the six months ended June 30, 2011 from $6.6 million for the same period in 2010. We incurred net losses of $21.1 million, $17.6 million, and $13.5 million in the years ended December 31, 2008, 2009, and 2010, respectively, and $1.4 million for the six months ended June 30, 2011. As of June 30, 2011, we had an accumulated deficit of $75.4 million. We expect to continue to incur losses as we invest in building our sales and marketing organization and increase our research and development activities to enhance CoolSculpting and to expand our product line.

Basis of Presentation

Revenues

We generate revenues from capital sales of our CoolSculpting System and from procedure fees our physician customers pay for each CoolSculpting procedure they perform.

Systems revenues.    Sales of our CoolSculpting System include the CoolSculpting control unit and our CoolSculpting vacuum applicators. We are targeting 4,000 to 5,000 physician practice sites on a global basis that have our target characteristics. Some of our target practices may purchase more than one CoolSculpting System. Our standard terms do not allow for trial or evaluation periods, rights of return, or refund payments contingent upon the customer obtaining financing or other terms that could impact the customer’s obligation. We increased our worldwide installed base of CoolSculpting Systems from 346 units as of December 31, 2010 to 629 units as of June 30, 2011.

Procedure fees revenues.    We generate revenues from procedure fees through sales of CoolSculpting procedure packs, each of which includes our consumable gelpads and liners and a disposable computer cartridge that we market as the CoolCard. The CoolCard contains enabling software that permits our physician customer to perform a fixed number of CoolSculpting procedures. Procedure fees comprised approximately 17% of our total revenues for the year ended December 31, 2010, and approximately 31% of our total revenues for the six months ended June 30, 2011. As of June 30, 2011, we had sold over 134,000 CoolSculpting procedures to our physician customers.

Our business plan focuses on expanding our base of physician customers, and increasing our procedure fees revenues by driving demand for CoolSculpting procedures through our physician and consumer marketing programs. We anticipate that as we implement our business plan our revenues from procedure fees will increase as a percentage of our total revenues.

Cost of revenues

Cost of revenues consist primarily of costs of finished and semi-finished products purchased from our third-party manufacturers, labor, material, and overhead involved in our internal manufacturing processes, technology amortization and royalty fees, and cost of product warranties.

We manufacture our CoolSculpting System through a combination of direct manufacturing at our facility in Pleasanton, California and through third-party manufacturers. We perform final testing and distribution of our CoolSculpting System and procedure packs at our Pleasanton facility. We also manufacture our CoolCurve and CoolCore applicators at our Pleasanton facility. We use third-party manufacturers to produce our CoolSculpting control units, our CoolMax applicators, our CoolCards and our disposable gelpads and liners. Our arrangements with our third-party finished and semi-finished product manufacturers allow us to minimize the need to procure and store raw materials, and allow us to order just-in-time finished goods. As a result, we are only required to maintain a limited inventory. We plan to outsource all manufacturing and distribution of our CoolSculpting System and procedure packs to third-party manufacturers by 2013, and will use our available manufacturing space at our Pleasanton facility to support our product development and clinical activities.

Our cost of revenues includes royalty fees and milestone payments payable to the General Hospital Corporation, a not-for-profit Massachusetts corporation, which owns and operates MGH. In 2005, we secured an exclusive license to develop and commercialize the patent and the core technology underlying our CoolSculpting System from MGH. We are obligated to make various payments to MGH, including (i) a 7% royalty on net sales (as defined in the agreement) of CoolSculpting and (ii) milestone payments. During the year ended December 31, 2010, we paid MGH a $1.1 million milestone payment upon achievement of FDA clearance to market CoolSculpting for the selective reduction of fat. The remaining milestone payments include (i) $1 million due upon achieving cumulative net sales of $70 million and (ii) $6 million due upon achieving cumulative net sales of $200 million, or completion of this offering, if earlier. MGH may elect to receive up to 50% of each of the remaining milestone payments in our common stock, subject to a cap on the total percentage of our common stock MGH may own on a fully-diluted basis. Milestone payments are capitalized and amortized into cost of revenues using the straight-line method over the estimated remaining useful life of the technology, not to exceed the term of the agreement or the life of the patent. Royalty payments are accrued as we recognize net sales.

We anticipate that our total cost of revenues will increase in absolute dollars as we sell additional CoolSculpting Systems. We believe cost of revenues as a percentage of total revenues will decrease as we implement manufacturing cost reduction initiatives for our CoolSculpting System, continue to outsource our manufacturing to third parties and realize economies of scale as volume increases, and drive procedure fees revenues, which have better overall margins than our systems revenues.

Operating Expenses

Research and development.    Our research and development costs primarily consist of salaries, benefits, incentive compensation, stock-based compensation, and allocated facilities costs for employees and contractors engaged in research, clinical studies, regulatory affairs, and development. We expense all research and development costs in the periods in which they are incurred.

We expect our research and development expenses will increase in the future in absolute dollars as we continue to invest in research, clinical studies, regulatory affairs, and development activities. Our ongoing research and development activities are primarily focused on improving and enhancing our CoolSculpting System and the CoolSculpting procedure. We are exploring additional uses of our proprietary controlled-cooling technology platform. We also plan to explore potential therapeutic uses for our platform technology, either directly or through collaborative arrangements with strategic partners.

Sales and marketing.    Our sales and marketing costs primarily consist of salaries, benefits, incentive compensation, stock-based compensation, and allocated facilities costs for our sales and marketing employees. Costs also include expenses for travel, trade shows, and other promotional and marketing activities, including direct and online marketing. We expect our sales and marketing expenses to increase as we scale up our commercial efforts to increase our base of physician customers and drive demand for CoolSculpting procedures through our physician and consumer marketing programs. We intend to increase the size of our direct sales force in North America from 31 professionals as of June 30, 2011, to between 50 and 70 sales professionals in the next 12 months. We intend to grow our international sales and marketing organization to focus on increasing sales and strengthening our physician relationships. As part of that strategy, we intend to opportunistically deploy a direct sales force in select international markets.

General and administrative.    Our general and administrative costs primarily consist of expenses associated with our executive, accounting and finance, legal, intellectual property, and human resource departments. These expenses consist of personnel-related expenses, including salaries, benefits, incentive compensation, stock-based compensation, and allocated facilities costs, independent registered public accounting firm costs, legal fees, consultants, travel, insurance, and relocation. We expect our general and administrative expenses to increase in absolute dollars due to the anticipated growth of our business and infrastructure and the costs associated with becoming a public company, such as costs associated with SEC reporting and compliance, listing fees on the NASDAQ Global Market, stock transfer agent fees, and similar expenses.

Critical Accounting Policies and Estimates

Our financial statements have been prepared in accordance with accounting principles generally accepted, or GAAP, in the United States. The preparation of our financial statements requires management to make estimates, assumptions, and judgments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the applicable periods. Management bases its estimates, assumptions, and judgments on historical experience and on various other factors that it believes to be reasonable under the circumstances. Different assumptions and judgments would change the estimates used in the preparation of our financial statements, which, in turn, could materially change our results from those reported. Management evaluates its estimates, assumptions, and judgments on an ongoing basis. Historically, our critical accounting estimates have not differed materially from actual results. However, if our assumptions change, we may need to revise our estimates, or take other corrective actions, either of which may also have a material adverse effect on our statements of operations, liquidity, and financial condition.

We believe the following critical accounting policies involve significant areas where management applies judgments and estimates in the preparation of our financial statements.

Revenue Recognition

We recognize revenues from sales of our CoolSculpting System and CoolSculpting procedure packs when persuasive evidence of an arrangement exists, delivery to the physician customer or distributor has occurred, the sales price is fixed or determinable, and collectability is probable. We do not offer product return rights or price protection.

When a CoolSculpting System or CoolSculpting procedure pack is sold, we recognize revenue upon shipment of the products. We generally do not extend credit terms. By exception when we do extend credit terms, we assess whether collection is probable based on a number of factors including the physician customer’s or distributor’s past transaction history and credit worthiness. Over 90% of all CoolSculpting procedure packs purchased by our physician customers in North America are paid for using approved credit cards. Distributors generally prepay for their purchases using wire transfers.

Shipping and handling costs are expensed as incurred and included in cost of revenues. In those cases where we bill shipping and handling costs to customers, the amounts billed are classified as revenue.

Management judgments and estimates must be made in connection with determination of the revenue to be recognized in any accounting period.

Warranty

We provide a limited warranty on our products, including three years for our CoolSculpting control units and one year for our CoolSculpting vacuum applicators. In the event of a warranty claim, our Customer Care department arranges for a prompt service call. Our goal is to minimize the disruption caused by a service event, and we strive to repair a customer’s CoolSculpting System or provide the customer with a replacement CoolSculpting System promptly after notifying us of a problem. In markets outside of North America, our CoolSculpting System is serviced and supported through our independent distributors and certified third-party service providers.

We estimate and provide for future costs for initial product warranties upon shipment. We base product warranty costs on related freight, material, technical support labor, and overhead costs. We provide for the estimated product warranty costs by considering our historical costs and applying the experience rates to the outstanding warranty period for products sold. We must exercise judgment in estimating our expected product warranty costs. If actual product failure rates, freight, material, technical support, labor, and overhead costs differ from our estimates, we will be required to revise our estimated warranty liability. We have recorded a liability of $519,000 and $533,000 as of December 31, 2010 and June 30, 2011, respectively, for future warranty expense.

We offer an extended warranty of up to two years on both our CoolSculpting control units and CoolSculpting vacuum applicators. We recognize the revenues from the sale of an extended warranty over the extended warranty coverage period. Our revenue from sale of extended warranties to date has been insignificant.

Stock-Based Compensation

We recognize compensation costs related to stock-based awards granted to employees based on the estimated fair value of the awards on the date of grant, net of estimated forfeitures. We estimate the grant date fair value, and the resulting stock-based compensation expense, using the Black-Scholes option-pricing model. The grant date fair value of the stock-based awards is generally recognized on a straight-line basis over the requisite service period, which is generally the vesting period of the respective awards.

The Black-Scholes model requires the use of subjective and complex assumptions which determine the fair value of stock-based awards. We used the following assumptions for stock-based awards granted in the fiscal years ended December 31, 2008, 2009, and 2010, and the six months ended June 30, 2010 and 2011:

	Year Ended December 31,			Six Months Ended June 30,
	2008	2009	2010	2010	2011
	(unaudited)
Expected term (in years)	6.1	6.2	5.9	5.9	6.0
Expected volatility	67%	66%	61%	62%	59%
Risk-free interest rate	2.8%-3.4%	1.5%-3.5%	1.9%	2.7%	2.4%
Expected dividend rate	0%	0%	0%	0%	0%

Expected term.    The expected term represents the period that our stock-based awards are expected to be outstanding and was primarily determined using the simplified method in accordance with guidance provided by the SEC. For option grants considered to be “plain vanilla,” the simplified method calculates the expected term as the average of the time-to-vesting and the contractual life of the options.

Expected volatility.    Because we do not have trading history on which to base volatility calculations, the expected volatility is derived from historical volatilities of several unrelated public companies. These companies operate within industries comparable to our business, including companies with significant involvement in the aesthetics industry. In addition we focused our volatility estimates to companies that had sufficient trading history and trading volume in order to provide reliable volatility measures. The peer companies used in determining our expected volatility were, at the time of volatility determination, generally larger and operationally further developed than us. However, the operational and financial growth and development of the peer companies during the period in which historical volatility were considered were determined to be sufficiently similar to our expectations for future growth to provide a reasonable basis on which to establish our expected volatility.

Risk-free interest rate.    The risk-free interest rate is based on the U.S. Treasury yield in effect at the time of grant for zero coupon U.S. Treasury notes with maturities approximately equal to each award’s expected term.

Expected dividend rate.    The expected dividend was assumed to be zero as we have never paid dividends and have no current plans to do so.

Expected forfeiture rates.    We are also required to estimate forfeitures at the time of grant, and revise those estimates in subsequent periods if actual forfeitures differ from our estimates. We use historical data to estimate pre-vesting option forfeitures and record stock-based compensation expense only for those awards that are expected to vest. To the extent actual forfeitures differ from our estimates, the difference is recorded as a cumulative adjustment in the period and estimates are revised.

We will continue to use judgment in evaluating the expected term, expected volatility, and forfeiture rates related to our stock-based compensation on a prospective basis. As we continue to accumulate additional data related to our common stock, we may have refinements to the estimates of our expected volatility, expected terms, and forfeiture rates, which could materially impact our future stock-based compensation expense.

The following table sets forth our total stock-based compensation expense for awards granted in the years ended December 31, 2008, 2009, and 2010 and the six months ended June 30, 2010 and 2011:

	Year Ended December 31,			Six Months Ended June 30,
	2008	2009	2010	2010	2011
	(in thousands)
				(unaudited)
Cost of revenues	$—	$14	$39	$11	$17
Research and development	94	98	100	51	156
Sales and marketing	79	65	89	35	181
General and administrative	147	266	1,059	329	379

Total stock-based compensation expense	$320	$443	$1,287	$426	$733

As of June 30, 2011, we had $5.2 million of unrecognized stock-based compensation expense, net of estimated forfeitures, that is expected to be recognized over a weighted-average period of 3.3 years. In future periods, our stock-based compensation expense is expected to increase as a result of our existing unrecognized stock-based compensation to be recognized as these awards vest and as we issue additional stock-based awards to attract and retain our employees.

Common stock valuations.     We are required to estimate the fair value of the common stock underlying our stock options when performing the fair value calculations of our outstanding stock options using the Black-Scholes option-pricing model. Our Board of Directors, with input from management, determined the fair value of our common stock on the grant date for each outstanding stock option. In determining the fair value of our common stock, our Board of Directors used valuation methods intended to comply with Federal income tax regulations that create a presumption that the resulting valuation is reasonable. In addition, these common stock valuations were performed in accordance with the guidance set forth in the American Institute of Certified Public Accountants, or AICPA, Audit and Accounting Practice Aid Series: Valuation of Privately Held Company Equity Securities Issued as Compensation. Our Board of Directors and management intended all options granted to be exercisable at a price per share not less than the fair value per share of our common stock on the date of grant based on the facts and circumstance known on the date of grant.

For all granted stock options, our Board of Directors determined the fair value of our common stock on each grant date based on its evaluation of the factors listed below:

•	the most recent valuation available to our Board of Directors at the time of each grant;

•	prices for our convertible preferred stock sold to outside investors in arm’s-length transactions;

•	our capital structure, including the rights, preferences, and privileges of our convertible preferred stock relative to those of our common stock;

•	our operating and financial performance;

•	regulatory status of our CoolSculpting System;

•	business conditions and projections;

•	hiring of key personnel and the experience of our management;

•	risks inherent in the development and deployment of our products;

•

our likelihood of achieving a liquidity event, such as an initial public offering or a merger or acquisition of our company given prevailing market conditions and the nature and history of our business;

•	market value of comparable public companies;

•	illiquidity of stock-based awards involving securities in a private company;

•	industry information such as market size and growth; and

•	U.S. and global capital market conditions.

To assist our Board of Directors, our management provided our Board of Directors with an estimate of the fair value of our common stock on each grant date.

To determine the fair value of our common stock, we first analyzed the equity value of the company using a weighted combination of several methodologies, each of which can be categorized under either of the following two valuation approaches: the income approach and the market approach. The income approach estimates the value of the company based on our expected future cash flows discounted to present value at a rate of return commensurate with the risks associated with the cash flows. Management determined a financial forecast for each valuation date to be used in the computation of the equity value under the income approach. These financial forecasts took into account our past experience and future expectations. The discount rate is related generally to market required rates of return observed in the venture capital industry as well as the specific perceived risks of achieving the forecasted financial performance. The market approach incorporates several methodologies, including (i) the guideline company method, (ii) the transaction method, and (iii) the initial public offering method. Generally, the market approach estimates the equity value of a company by applying: (i) market multiples of comparable companies that are publicly traded, (ii) multiples achieved in comparable industry mergers and acquisition transactions, and/or (iii) multiples observed in initial public offerings of companies that are in industries related to ours. We selected comparable companies, transactions, and initial public offerings on the basis of operational and economic similarity to our business at the time of the valuation. We then calculated a multiple of key metrics implied by the enterprise values or acquisition values of these comparable companies. Based on our historical and expected performance as compared to the comparable companies and transactions, we selected appropriate multiples and applied them to our metrics to derive an indication of equity value. For grant dates where transactions in our convertible preferred stock were reasonably recent, we also calculated the implied equity value based on the pricing of the most recent convertible preferred stock transaction.

Specifically, we considered several factors affecting our equity value, including:

Probability-weighted liquidation scenarios.    We considered several liquidation and financing scenarios that were evaluated based upon timing and likelihood of occurrence. The scenarios were based upon management’s considerations at the time and included one or more of the following: an initial public offering, a merger and acquisition scenario, and remaining as a private stand-alone company.

Common stock pricing indications implied from our most recent sales of preferred securities.    We used arm’s-length private transactions involving our convertible preferred stock, including the closings of the sale of our Series C convertible preferred stock at a purchase price of $1.40 per share in April 2008, the sale of our Series D-1 convertible preferred stock at a purchase price of $0.73 per share in May 2010 and our Series D-2 convertible preferred stock at a purchase price of $0.90 per share in September 2010, adjusted to reflect our capitalization structure, the prevailing risk-free interest rate as of the dates for the sale of our Series D-1 and Series D-2 convertible preferred stock, estimates of expected equity volatility and the expected time to liquidity.

Market pricing information from companies and merger and acquisition transactions that we considered to be comparable or that we believed would be priced in a similar fashion.    The companies and transactions selected had significant operations in the aesthetics industry. We analyzed market equity values from these selected companies and applied appropriate multiples to our projected financial metrics to determine the future equity value or future common stock value. These values were then discounted to the valuation date at a risk adjusted rate of return to determine a current common stock value.

Discounted cash flow models.    Discounted cash flow models were based on our then existing financial projections. These cash flows were discounted to the present to determine a present common stock value indication, using a risk-adjusted equity rate. During the period December 31, 2009 to July 31, 2011, the equity rates of return used in our assumptions have fluctuated from a low of 26% to a high of 41%.

Risks.    Specific risks we considered in the assessment of our equity value included our probability of receiving a favorable decision from the FDA on our 510(k) application to market CoolSculpting for the selective reduction of fat, our ability to raise additional funds even assuming we received a favorable decision from the FDA, the market acceptance of CoolSculpting in markets outside of North America, our ability to retain key management and employees, and our ability to consummate a liquidity event.

Market volatility.    We factored prevailing market conditions into our analysis when deriving the equity value indications. More specifically, we evaluated the volatility of companies we consider to be comparable to determine the equity value.

Pricing from initial public offerings in the aesthetics industry.    We also considered pricing information from initial public offerings of companies in the aesthetics industry in determining our equity value. Specifically, we used initial public offering pricing multiples of aesthetics companies to determine the future equity value at the time of a potential initial public offering. The future equity value was then discounted to the present to determine the present equity value.

Liquidity considerations.    We considered the liquidity of our securities in determining our equity value and common stock value. Because our stockholders have not had access to an organized exchange on which to trade their securities, the appropriate adjustment to the value to account for this lack of liquidity was assessed. During the period December 31, 2009 to July 31, 2011, the adjustments for illiquidity of our common stock have fluctuated from a low of 8% to a high of 41%.

Once we determined an equity value, we utilized one of the following two methods to allocate the equity value to each of our classes of stock: the option pricing method and the probability weighted expected return method. The option pricing method values each equity class by creating a series of call options on our equity value, with exercise prices based on the liquidation preferences, participation rights, and strike prices of derivatives. This method is generally preferred when future outcomes are difficult to predict and dissolution or liquidation is not imminent. The probability weighted expected return method involves a forward-looking analysis of possible future outcomes. This method is particularly useful when discrete future outcomes can be predicted at a high confidence level within a probability distribution. Discrete future outcomes considered under the probability weighted expected return method included non-initial public offering market-based outcomes as well as initial public offering scenarios. Prior to starting our preparation for this offering in June 2011, we utilized the option pricing method because we could not reasonably estimate the form and timing of potential liquidity events. We intend to use the probability-weighted expected return method (PWERM) to allocate our equity value for any valuations we conduct after June 2011.

No single event caused the valuation of our common stock to increase or decrease through July 31, 2011. Instead, a combination of the factors described below in each period led to the changes in the fair value of our common stock.

Options Granted on March 15, 2010

For the March 15, 2010 option grants, we based the fair value on a combination of the market approach and the income approach as well as the pricing indicated by our Series C preferred round and the estimated pricing of our upcoming Series D preferred round. Specifically, a discounted cash flow model was utilized, applying a Gordon Growth model to determine the terminal value and a Guideline Public Company Method using pricing multiples from publicly traded comparables. The estimated equity values in the scenarios were discounted from the terminal date to the valuation date using a discount rate of 41%. The equity value was allocated among the various classes of our securities, including preferred stock, common stock and options and warrants to purchase common stock using the option-pricing model. A discount of 36.0% was applied to account for the lack of marketability in the valuation approaches. The illiquidity adjustment was based on an estimated time to liquidity of three years. In addition, we analyzed the implied common stock value based on the sales of Series C preferred stock as well as on the projected Series D preferred stock financing. We used illiquidity adjustments of 26% and 27% for the indications from the Series C and D preferred rounds of financing, respectively. Based on our best estimate of various exit scenarios, and the strengths of each value indication we assigned a 50% weight to the combined indications from the market and income methods, and 50% weight to the indications from the preferred rounds of financing. In addition to the quantitative analysis, we took the following factors into account:

•	general, albeit slow, improvement in overall economic environment, and a corresponding slight increase in the valuation of public company comparables;

•	uncertainty surrounding the likelihood that we would receive a favorable decision from the FDA on our 510(k) application to market CoolSculpting for the selective reduction of fat;

•	revision of our financing forecast to reflect updated probability of an FDA approval;

•	successful close of $5.0 million in bridge loan financing from our investors in February 2010; and

•	our estimate of the probability of a possible liquidation event in the three year horizon.

Based on the above analysis and qualitative factors, the fair value of our common stock was deemed to be $0.42 per share as of March 15, 2010.

Options Granted on July 27, 2010

At the time of our July 27, 2010 option grants, we had raised $18.5 million in net proceeds through the sale of our Series D-1 preferred stock at a price per share of $0.73. Our valuation methodology continued to incorporate a combination of the market approach and the income approach. In addition, we relied on the implied pricing of our common stock based on the per share sale price of our Series D-1convertible preferred stock. The equity discount rate remained at 41% and the illiquidity adjustment changed marginally to 37% for the market and income approaches and to 28% for the implied common stock value from the Series D-1 pricing. The estimated time to liquidity was 3.1 years. We continued to assign a 50% weight to the combined indications from the market and income approaches and 50% to the common stock value indication from the Series D-1 preferred pricing. In our determination of the grant price we also considered the following factors:

•	decline in the overall economic environment and a corresponding decline in the valuation of public company comparables;

•	increased uncertainty surrounding the likelihood that we would receive a favorable decision from the FDA on our 510(k) application to market CoolSculpting for the selective reduction of fat;

•

successful close of our $18.5 million Series D-1 convertible preferred stock financing round, which included the conversion of $10.0 million in bridge loans to Series D-1 convertible preferred stock at $0.73 per share;

•

in connection with the closing of the Series D-1 convertible preferred financing, a Series D-2 convertible preferred financing was identified that would allow the investors participating in the Series D-1 convertible preferred financing to invest an additional $7.1 million at a $0.90 per share price contingent upon our receipt of 510(k) FDA clearance to market CoolSculpting for the selective reduction of fat; and

•	a slight delay in the perceived horizon to a liquidity event.

Based on the above analysis and qualitative factors, the fair value of our common stock was deemed to be $0.34 per share as of July 27, 2010.

Options Granted on September 28, 2010, November 30, 2010, and February 17, 2011

At the time of the September 28, 2010, November 30, 2010, and February 17, 2011 option grants we continued to use valuation approaches that were similar to those used at the time of our July 27, 2010 option grants. At this time, we had received notice from the FDA regarding the clearance to market CoolSculpting for the selective reduction of fat on the flanks. However, at this early stage in the marketing process, we were uncertain about what levels, if any, of increased market acceptance of CoolSculpting we would see based on this FDA clearance. We had previously been selling CoolSculpting to physicians based on a 510(k) clearance we had received from the FDA in May 2009 which authorized us to market CoolSculpting for dermal cooling. Consequently, we had no facts to suggest that our forecast model should be updated. We made two significant changes in the valuation methodology for these grant dates; the first was the inclusion of the implied common stock value based on our Series D-2 preferred round of financing, replacing the prior indication from the Series D-1 preferred round; and secondly we lowered our discount rate to 33.4% to reflect the lower risk of the company after receiving the FDA notice. The discount for lack of marketability ranged from 29% to 38% based on a time to liquidity of 2.75 years. We continued to put equal weight on the market and income approaches on the one hand and the indicated common stock pricing from the Series D-2 preferred on the other hand. We also considered the following factors in the final determination of the fair value.

•	slight improvement in the overall economic environment and a corresponding slight increase in the valuation of public company comparables; and

•	updated assumptions for our liquidity scenarios, which reflected the possibility of a liquidity event in a somewhat shorter time frame.

Based on the above analysis and qualitative factors, we set the fair value at $0.39 per share of common stock as of the respective grant dates on September 28, 2010, November 30, 2010 and February 17, 2011. Subsequently, after assessing our December 31, 2010 fair value which included the impact of our stronger than expected revenue performance during fiscal 2010, we determined to retrospectively update the fair value of our common stock to $0.77 per share as of September 28, 2010 and November 30, 2010 solely for purposes of calculating the fair value of our outstanding stock options using the Black-Scholes option-pricing model. Moreover, in preparing for this offering we reviewed our February 2011 fair value solely for purposes of calculating the fair value of our outstanding stock options using the Black-Scholes option-pricing model. During this review, we considered our February 17, 2011 fair value, strong revenue performance during the first quarter of 2011, a slight decrease in market valuations for the public guideline companies, two additional comparable M&A transactions, and adjusted our estimates to reflect a lower time to liquidity. Based on this review completed in June 2011, we determined to update the fair value of our common stock to $0.82 per share as of February 17, 2011.

Options Granted on May 18, 2011

By May 18, 2011, we were observing initial positive market reception and acceptance of CoolSculpting following our FDA clearance to market CoolSculpting for the selective reduction of fat on the flanks. For these option grants, we made several changes to our valuation methods, most notably including transaction and IPO methodologies reflecting the possibility of an exit event as a result of the positive market reception of CoolSculpting. In addition, we used our updated forecasts which included the impact of our better than planned revenue performance to date. We no longer incorporated the implied pricing from prior rounds as those indications were considered dated. Our discount rate was 32.2%. We continued to assign 50% weight to the combined indication from the DCF and the Public Guideline Company methods, and assigned the remaining 50% weight to the M&A and IPO methods. The M&A method was given comparably greater weight than the IPO method to reflect our belief that an M&A was the most likely exit scenario at this time. The discount for lack of marketability was 28% based on a weighted-average time to liquidity of close to two years. We also considered the following factors in the final determination of the grant price:

•	slight improvement in the overall economic environment and a corresponding slight increase in the valuation of public company comparables;

•	initial positive market reception and acceptance of CoolSculpting following receipt of FDA clearance in September 2010;

•	an increase in our sales force and operating expenses to support the roll-out of CoolSculpting; and

•	the possibility of a liquidity event in less than two years.

Based on the above analysis and qualitative factors, we set the fair value at $0.77 as of May 18, 2011. Subsequently, in preparing for this offering we reviewed our May 2011 fair values solely for purposes of calculating the fair value of our outstanding stock options using the Black-Scholes option-pricing model. During this review we considered the effects of altering our allocation method from an option based method to a PWERM model, thereby reflecting our decision at the May 18, 2011 board meeting to pursue an initial public offering. In addition, we wanted the fair value of the common stock for purposes of calculating the fair value of our option grants to reflect the potentially shorter time to liquidity under any IPO scenario. Additionally, we incorporated the impact of lower execution risk as a result of continued strong revenue performance. The above discussed factors led us to use a fair value of common stock of $2.65 for the options granted on May 18, 2011. This value has been used solely for purposes of calculating the fair value of our outstanding stock options using the Black-Scholes option-pricing model.

Options Granted on July 27, 2011 and July 29, 2011

By the July 27 and 29, 2011 option grants, we had filed our registration statement, of which this prospectus forms a part. Consequently, our valuation methodology changed from an allocation method based on the option pricing model to a PWERM model. We included an IPO and an M&A method as well as a stay private scenario reflecting possible outcomes over the next three months to five years. We also updated our forecast incorporating the effects of continued strong market performance for CoolSculpting during fiscal 2011. At this time, we also strengthened our company by identifying and hiring additional members of our executive team. We lowered our discount rate to 25.9% reflecting lower execution risk as well as reduced risk of achieving our projections. The adjustment for illiquidity ranged from 8% to 42% based on times to liquidity ranging from 0.25 years to 4.5 years. In addition to the quantitative analysis we took the following factors into account:

•	the decision by our Board of Directors to file a registration statement and pursue an initial public offering of our common stock;

•	our assessment that completing a public offering is a more likely scenario than completing an M&A transaction or remaining private;

•	our need to raise additional funds in the event that an IPO is not successfully completed;

•	the hiring of additional key executives;

•

the commencement of our research and development activities to develop enhancements to our CoolSculpting System and procedure and develop additional products utilizing our proprietary controlled-cooling technology;

•	our revised five-year projections presented to our Board of Directors; and

•	our strong revenue growth during the second quarter of 2011.

Based on the above analysis and qualitative factors, the fair value of our common stock was deemed to be $2.78 per share.

The following table summarizes the fair value of the common stock underlying our stock options granted between January 1, 2010 and July 29, 2011, including the subsequent update to the fair value solely by using the Black-Scholes option-pricing model:

Grant Date	Number of Options Granted	Fair Value Per Share of Common Stock	Updated Fair Value Per Share of Common Stock
March 15, 2010	932,197	$0.42	$0.42
July 27, 2010	5,764,246	0.34	0.34
September 28, 2010	762,632	0.39	0.77
November 30, 2010	995,000	0.39	0.77
February 17, 2011	860,500	0.39	0.82
May 18, 2011	1,270,000	0.77	2.65
July 27, 2011	2,054,500	2.78	2.78
July 29, 2011	150,000	2.78	2.78

The intrinsic value of the options outstanding as of June 30, 2011 was $             million, of which $             million related to vested options based on an assumed initial public offering price of $             per share, the midpoint of the range set forth on the cover of the prospectus.

Convertible Preferred Stock Warrants

We account for warrants to purchase shares of our convertible preferred stock as liabilities at fair value because these warrants may obligate us to transfer assets to the holders at a future date under certain circumstances, such as a change of control. We re-measure these warrants to current fair value at each balance sheet date, and any change in fair value is recognized as a component of interest income and other income (expense), net in our statement of operations. We estimated the fair value of these warrants at the respective balance sheet dates using the Black-Scholes option-pricing model. We use a number of assumptions to estimate the fair value including the remaining contractual terms of the warrant, risk-free interest rates, expected dividend yield, and expected volatility of the price of the underlying stock. These assumptions are subjective and the fair value of these warrants may have differed significantly had we used different assumptions. We will continue to adjust the convertible preferred stock warrant liability for changes in fair value until the earlier of the exercise or expiration of the convertible preferred stock warrants or until holders of our outstanding convertible preferred stock can no longer trigger a deemed liquidation event.

Income Taxes

We are subject to income taxes in the United States, and we use estimates in determining our provision for income taxes. We use the asset and liability method of accounting for income taxes. Under this method, we calculate deferred tax asset or liability account balances at the balance sheet date using current tax laws and rates in effect for the year in which the differences are expected to affect our taxable income.

Recognition of deferred tax assets is appropriate when realization of such assets is more likely than not. We recognize a valuation allowance against our net deferred tax assets if it is more likely than not that some portion of the deferred tax assets will not be fully realizable. This assessment requires judgment as to the likelihood and amounts of future taxable income by tax jurisdiction. At December 31, 2010, we had a full valuation allowance against all of our deferred tax assets.

Effective January 1, 2007, we adopted the new authoritative guidance to account for uncertain tax positions. None of our currently unrecognized tax benefits would affect our effective income tax rate if recognized, due to the valuation allowance that currently offsets our deferred tax assets. We do not anticipate the total amount of unrecognized income tax benefits relating to tax positions existing at December 31, 2010 will significantly increase or decrease in the next 12 months.

We assess all material positions taken in any income tax return, including all significant uncertain positions, in all tax years that are still subject to assessment or challenge by relevant taxing authorities. Assessing an uncertain tax position begins with the initial determination of the position’s sustainability and is measured at the largest amount of benefit that is greater than 50% likely to be realized upon ultimate settlement. As of each balance sheet date, unresolved uncertain tax positions must be reassessed, and we will determine whether the factors underlying the sustainability assertion have changed and whether the amount of the recognized tax benefit is still appropriate. The recognition and measurement of tax benefits requires significant judgment. Our judgments concerning the recognition and measurement of a tax benefit might change as new information becomes available.

As of December 31, 2010, we had federal and state net operating loss carryforwards of $64.8 million and $64.2 million, respectively. The federal net operating loss carryforwards will begin to expire in 2026, and the state net operating loss carryforwards will begin to expire in 2016. In addition, as of December 31, 2010, we had federal and state research and development tax credit carryforwards of approximately $1.6 million and $1.7 million, respectively. The federal research and development tax credit carryforwards will begin to expire in 2026, if not used, and the state research and development tax credit carryforwards do not expire. Because of the net operating loss and credit carryforwards, all of our tax years, dating to inception in 2005, remain open to federal and California examinations.

Under federal and similar state tax statutes, substantial changes in our ownership, including ownership changes resulting from the offering contemplated by this prospectus, may limit our ability to use our available net operating loss and tax credit carryforwards. The annual limitation, as a result of a change of control, may result in the expiration of net operating losses and credits before utilization. We conducted an analysis through December 31, 2010 to determine whether ownership changes occurred. We concluded no ownership change had occurred.

Results of Operations

Comparison of Six Months Ended June 30, 2010 and 2011 (unaudited)

The following table shows the amounts of the listed items from our statements of operations for the periods presented, showing period-over-period changes.

	Six Months Ended June 30,		Change
	2010	2011	$	%
	(in thousands, except for percentages)
Revenues	$6,624	$31,626	$25,002	377%
Cost of revenues	3,354	12,349	8,995	268

Gross profit	3,270	19,277	16,007	490

Operating expenses:
Research and development	4,244	4,607	363	9
Sales and marketing	4,683	11,568	6,885	147
General and administrative	2,464	4,031	1,567	64

Total operating expenses	11,391	20,206	8,815	77

Loss from operations	(8,121)	(929)	7,192	89
Interest expense	(403)	(60)	343	85
Other income (expense), net	22	(395)	(417)	(1,895)

Net loss	$(8,502)	$(1,384)	$7,118	84%

Revenues.    Total revenues increased by $25.0 million, or 377%, to $31.6 million in the six months ended June 30, 2011 compared to $6.6 million during the same period in 2010.

Systems revenues.    Systems revenues increased by $16.1 million to $21.7 million in the six months ended June 30, 2011 compared to $5.7 million during the same period in 2010. Systems revenues represented 69% and 85% of total revenues for the six months ended June 30, 2011 and 2010, respectively. The increase in systems revenues was primarily due to growing physician demand for CoolSculpting Systems driven by our physician marketing programs, obtaining our 510(k) clearance to market our CoolSculpting System for the selective reduction of fat, and an increased number of direct sales representatives in North America and distributors outside of North America promoting CoolSculpting.

Procedure fees revenues.    Procedure fees revenues increased $8.9 million to $9.9 million for the six months ended June 30, 2011 compared to $1.0 million during the same period in 2010. Procedure fees revenues represented 31% and 15% of total revenues for the six months ended June 30, 2011 and 2010, respectively. The increase in procedure fees revenues was primarily due to the growth of our installed base of worldwide CoolSculpting Systems, and an increased number of procedures performed by our physician customers driven by our targeted physician and consumer marketing programs.

Cost of revenues.    Cost of revenues increased by $9.0 million, 268%, to $12.3 million in the six months ended June 30, 2011 compared to $3.4 million during the same period in 2010. The increase in cost of revenues was primarily due to the increase in volume of CoolSculpting Systems and procedure packs sold. Cost of revenues as a percentage of total revenues decreased from 51% to 39% of total revenues for the six months ended June 30, 2011 compared to the same period in 2010 due to improved utilization of personnel, benefits, and manufacturing overhead costs which increased at a much lower rate than the increase in revenues.

Research and development.    Research and development expenses increased by $0.4 million, or 9%, to $4.6 million in the six months ended June 30, 2011 compared to $4.2 million in the same period in 2010. The increase in research and development expenses was primarily due to an increase of $0.6 million in personnel related costs and an increase in development and clinical costs of $0.2 million, partially offset by a decrease in consulting expense of $0.3 million.

Sales and marketing.    Sales and marketing expenses increased by $6.9 million, or 147%, to $11.6 million in the six months ended June 30, 2011 compared to $4.7 million for the same period in 2010. The increase in sales and marketing expenses was primarily due to a $3.5 million increase in personnel related costs, a $0.8 million increase in travel expenses, a $0.2 million increase in consulting expense and a $1.7 million increase in marketing expenses for tradeshows, website development, and increased public relations and advertising activities.

General and administrative.    General and administrative expenses increased by $1.6 million, or 64%, to $4.0 million for the six months ended June 30, 2011, compared to $2.5 million for the same period in 2010. The increase in general and administrative expenses was primarily due to increases in our accounting and human resource personnel to support the growth in our overall organization.

Interest expense.    Interest expense decreased by $0.3 million to $60,000 for the six months ended June 30, 2011 compared to $0.4 million for the same period in 2010. The decrease in interest expense was primarily due to the conversion of our bridge loan into the Series D-1 convertible preferred stock financing in May 2010.

Other income (expense), net.    Other income (expense), net, for 2011 was an expense of $0.4 million compared to $22,000 of income in 2010. The increase in the expense is related to the loss incurred on the change in the fair value of the convertible preferred stock warrant of $0.4 million during 2011.

Comparison of Years Ended December 31, 2008, 2009, and 2010

The following table shows the amounts of the listed items from our statements of operations for the periods presented, showing period-over-period changes.

	Year Ended December 31,			2009 vs. 2008		2010 vs. 2009
	2008	2009	2010	$ Change	% Change	$ Change	% Change
	(in thousands, except for percentages)
Revenues	$—	$1,587	$25,461	$1,587	*	$23,874	1,504%
Cost of revenues	—	2,243	12,295	2,243	*	10,052	448

Gross profit (loss)	—	(656)	13,166	(656)	*	13,822	2,107

Operating expenses:
Research and development	13,699	8,034	8,222	(5,665)	(41)%	188	2
Sales and marketing	2,568	4,519	11,987	1,951	76	7,468	165
General and administrative	5,192	3,966	5,873	(1,226)	(24)	1,907	48

Total operating expenses	21,459	16,519	26,082	(4,940)	(23)	9,563	58

Loss from operations	(21,459)	(17,175)	(12,916)	4,284	20	4,259	25
Interest expense	—	(516)	(497)	(516)	*	19	4
Other income (expense), net	352	47	(120)	(305)	(87)	(167)	(355)

Net loss	$(21,107)	$(17,644)	$(13,533)	$3,463	16%	$4,111	23%

*	Not meaningful

Revenues.    Total revenues increased by $23.9 million to $25.5 million in 2010 compared to $1.6 million in 2009. We had no revenues in 2008.

Systems revenues.    Systems revenues increased by $19.6 million to $21.1 million in 2010 compared to $1.5 million in 2009. Systems revenues represented 83% and 92% of total revenues for 2010 and 2009, respectively.

The increase in systems revenues was primarily due to growing physician demand for CoolSculpting Systems driven by our physician marketing programs, obtaining our 510(k) clearance to market our CoolSculpting System for the reduction of fat, and an increased number of direct sales representatives in North America and distributors outside North America promoting CoolSculpting.

Procedure fees revenues.    Procedure fees revenues increased $4.2 million to $4.4 million in 2010 compared to $0.1 million in 2009. Procedure fees revenues represented 17% and 8% of total revenues for 2010 and 2009, respectively. The increase in procedure fees revenues was primarily due to the growth of our installed base of worldwide CoolSculpting Systems and an increased number of CoolSculpting procedures performed by our physician customers driven by our physician and consumer marketing programs.

Cost of revenues.    Cost of revenues increased by $10.1 million to $12.3 million in 2010 compared to $2.2 million in 2009 primarily due to the volume of CoolSculpting Systems and procedure packs sold. Cost of revenues as a percentage of total revenues decreased from 141% to 48% for 2010 compared to 2009. This decrease is primarily due to fixed overhead costs being absorbed over a larger revenue base.

Research and development.    Research and development expenses increased by $0.2 million, or 2%, to $8.2 million in 2010 compared to $8.0 million during 2009 primarily as a result of increases in personnel-related costs of $1.2 million offset by lower clinical, consulting, and license fees of $0.7 million. Research and development expenses decreased by $5.7 million, or 41%, to $8.0 million in 2009 compared to $13.7 million in 2008 primarily due to completion of key clinical studies and development activities, including activities performed by outside service companies that resulted in the commercial launch of the CoolSculpting System.

Sales and marketing.    Sales and marketing expenses increased by $7.5 million, or 165%, to $12.0 million in 2010 compared to $4.5 million in 2009 due to the increase in personnel-related costs of $4.1 million, an increase in travel-related expenses of $1.7 million, and an increase in marketing activities of $1.3 million. Sales and marketing expenses increased $2.0 million, or 76%, to $4.5 million in 2009 compared to $2.6 million in 2008 primarily due to an increase in headcount, leading to an increase in costs related to personnel of $1.0 million due to an increase in headcount and $0.8 million due to increased travel and marketing expenditures.

General and administrative.    General and administrative expenses increased by $1.9 million, or 48%, to $5.9 million in 2010 compared to $4.0 million in 2009 due to increases in personnel-related costs of $1.0 million and $0.8 million in stock-based compensation expense. General and administrative expenses decreased by $1.2 million, or 24%, to $4.0 million in 2009 compared to $5.2 million in 2008 due primarily to a reduction of $0.4 million in personnel expenses, $0.4 million in legal costs, and $0.2 million in consulting costs. General and administrative expenses included stock-based compensation expense of $0.1 million, $0.3 million, and $1.1 million in 2008, 2009, and 2010, respectively.

Interest expense.    Interest expense reflected a slight decrease at $0.5 million for 2010. The decrease in interest expense was primarily due to lower interest expense related to our notes payable due to lower average outstanding balance during 2010 offset by higher interest expense related to our $10.0 million bridge loans we entered into in October 2009 and converted to Series D-1 convertible preferred stock in May 2010. There was no interest expense in 2008 as we did not have any borrowings outstanding during the year.

Other income (expense), net.    Other income (expense), net, for 2010 was an expense of $0.1 million compared to $47,000 of income in 2009. The increase in the expense is primarily related to the loss incurred on the change in fair value of the convertible preferred stock warrant of $0.1 million during 2010. Other income (expense), net, in 2008 was primarily due to interest income from cash and cash equivalents balances as we had a larger overall invested balance in 2008 compared to 2009.

Quarterly Results of Operations Data

The following table sets forth our unaudited quarterly statements of operations data and our unaudited statements of operations data for each of the six most recent quarters to the period ended June 30, 2011. We have prepared the quarterly data on a consistent basis with our audited consolidated financial statements included in this prospectus, and the financial information reflects all necessary adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of this data. The results of historical periods are not necessarily indicative of the results of operations for a full year or any future period.

Seasonality

Our business is affected by seasonal trends during the summer months in the United States and Europe due to vacations taken by our physician customers and their patients. Specifically, we believe that both systems and procedure fees revenues during the quarterly period ended September 30 will continue to be negatively impacted by seasonality. In addition, we expect the fourth quarter, or the period ending December 31, to continue to be a relatively strong revenue quarter as compared to our other quarterly periods because of our internal plan to consistently release our new product lines/enhancements in this quarter and because physicians in the United States historically make capital equipment purchases during the fourth quarter to take advantage of favorable tax credits that expire at the end of the year. Our operating expenses are not materially impacted by seasonality.

	Quarter Ended
	Mar. 31, 2010	June 30, 2010	Sept. 30, 2010	Dec. 31, 2010	Mar. 31, 2011	June 30, 2011
Statement of Operations Data:	(in thousands)
Revenues	$2,030	$4,594	$6,439	$12,398	$14,272	$17,354
Cost of revenues	1,256	2,098	3,060	5,881	5,649	6,700

Gross profit	774	2,496	3,379	6,517	8,623	10,654

Operating expenses:
Research and development	1,900	2,344	2,003	1,975	2,281	2,326
Sales and marketing	2,264	2,419	2,951	4,353	5,736	5,832
General and administrative	1,252	1,212	1,381	2,028	1,389	2,642

Total operating expenses	5,416	5,975	6,335	8,356	9,406	10,800

Loss from operations	(4,642)	(3,479)	(2,956)	(1,839)	(783)	(146)
Interest expense	(225)	(178)	(50)	(44)	(40)	(20)
Other income (expense), net	2	20	(40)	(102)	(2)	(393)

Net loss	$(4,865)	$(3,637)	$(3,046)	$(1,985)	$(825)	$(559)

Liquidity and Capital Resources

Since our inception, we have incurred net losses and negative cash flows from our operations. For the year ended December 31, 2010 and the six months ended June 30, 2011, we incurred net losses of $13.5 million and $1.4 million, respectively, and used $7.7 million and $1.8 million of cash flows from our operating activities, respectively. At December 31, 2010 and June 30, 2011, we had accumulated deficits of $84.3 million and $75.4 million, respectively.

As of December 31, 2010 and June 30, 2011, we had working capital of $7.7 million and $5.8 million, respectively. Historically, we have principally financed our operations through the issuance of convertible preferred stock, cash provided by our operating activities, and borrowings under our term loan. Since 2009, we have also financed our operations through cash flows from sales of our CoolSculpting System and procedure packs. Our cash flows from operating activities are significantly affected by our investments in operations, including working capital and corporate infrastructure to support and expand our ability to generate revenues, research and development, sales and marketing, and general and administrative activities.

We believe that our existing cash and cash equivalents together with cash flows from our operating activities and the net proceeds from this offering will be sufficient to fund our operations for at least the next 12 months. If events or circumstances occur such that we do not meet our operating plan as expected, we may be required to reduce certain spending related to employee headcount, our sales and marketing initiatives, or other expenses to meet our obligations as they become due. This could have an adverse effect on our ability to achieve our intended business objectives.

Our ability to continue to meet our obligations and to achieve our business objectives is dependent primarily upon our ability to execute on our business plan, including generating sufficient revenues and cash flows from operating activities. If we are unable to execute on our business plan and adequately fund our operations, we may need to seek additional financing and/or reduce our investment in growing our business. The sale of additional equity could result in additional dilution to our stockholders. If we raise additional funds by obtaining loans from third parties, the terms of those financing arrangements may include negative covenants or other restrictions on our business that could impair our operating flexibility, and would also require us to incur interest expense. There can be no assurance, however, that we will be able to generate sufficient cash from operations to adequately fund our operating needs or ultimately achieve profitability, or that additional financing will be available on terms acceptable to us, if at all.

Summary Statement of Cash Flows

The following table summarizes our cash flows for the years ended December 31, 2008, 2009, and 2010 and the six months ended June 30, 2010 and 2011.

	Year Ended December 31,			Six Months Ended June 30,
	2008	2009	2010	2010	2011
	(in thousands)
				(unaudited)
Net cash used in operating activities	$(20,394)	$(16,737)	$(7,651)	$(7,147)	$(1,798)
Net cash used in investing activities	(1,116)	(261)	(1,870)	(41)	(1,066)
Net cash provided by (used in) financing activities	25,030	7,917	19,088	12,518	(1,103)

Net increase (decrease) in cash and cash equivalents	$3,520	$(9,081)	$9,567	$5,330	$(3,967)

Cash Flows for the Six Months Ended June 30, 2010, and 2011

Operating activities.    Net cash used in operating activities was $1.8 million during the six months ended June 30, 2011 and consisted of a net loss of $1.4 million, offset by non-cash items of $1.5 million and a net decrease in operating assets and liabilities of $1.9 million. Non-cash items for the six months ended June 30, 2011 consisted primarily of stock-based compensation expense of $0.7 million, change in fair value of preferred stock warrant liability of $0.4 million and depreciation and amortization expense of $0.4 million. The significant items in the change in operating assets and liabilities include the increase in accounts payable, accrued and other non-current liabilities of $1.4 million due to purchases and expenses incurred as a result of the growth in our business activities and a decrease of $0.2 million in prepaid expenses and other current assets partially offset by an increase in accounts receivable of $1.7 million and an increase in inventory of $1.4 million.

Net cash used in operating activities was $7.1 million during the six months ended June 30, 2010 and consisted of a net loss of $8.5 million, offset by non-cash items of $0.7 million and a net increase in operating assets and liabilities of $0.7 million. Non-cash items for the six months ended June 30, 2010 consisted primarily of stock-based compensation expense of $0.4 million and depreciation expense of $0.3 million. The significant changes in operating assets and liabilities include the increase in accounts payable, accrued and other non-current liabilities of $1.6 million due to purchases and expenses incurred as a result of the growth in our business activities partially offset by an increase in inventory of $0.6 million and an increase in prepaid and other current assets of $0.1 million.

Investing activities.    Net cash used in investing activities was less than $0.1 million and $1.1 million for the six months ended June 30, 2010 and 2011, respectively. The amounts related entirely to purchases of property and equipment and the change in our restricted cash balances. Purchases of property and equipment were primarily for tooling equipment to support our research and development and manufacturing activities. Restricted cash is comprised of certificates of deposit that collateralize our available credit for our corporate credit cards and default risk on the building lease agreement.

Financing activities.    Net cash used in financing activities during the six months ended June 30, 2011 of $1.1 million consisted of $0.9 million in repayments of our outstanding notes payable, $0.4 million in deferred initial public offering costs partially offset by proceeds of $0.1 million from the issuance of common stock upon the exercise of stock options.

Net cash provided by financing activities during the six months ended June 30, 2010 of $12.5 million consisted primarily of $8.1 million in proceeds from issuance of preferred stock, net of issuance costs and $5.0 million in proceeds from bridge loans from investors. These proceeds were offset by the repayment of notes payable of $0.6 million.

Cash Flows for the Years Ended December 31, 2008, 2009, and 2010

Operating activities.    Net cash used in operating activities was $7.7 million during the year ended December 31, 2010 and consisted of a net loss of $13.5 million, offset by non-cash items of $1.9 million and a net change in operating assets and liabilities of $3.9 million. Non-cash items for the year ended December 31, 2010 consisted primarily of depreciation expense of $0.6 million and stock-based compensation expense of $1.3 million. The significant items in the change in operating assets and liabilities include an increase in inventory of $1.2 million offset by increases of $5.4 million in accounts payable, accrued and other non-current liabilities and a decrease in accounts receivable of $0.4 million. The increase in inventory was due to purchases of inventory component parts and finished goods to fulfill customer orders as demand for our system increased. The increase in accounts payable and accrued liabilities during 2010 was due to the increased purchases and expenses incurred as product demand increased and higher accrued compensation due to higher headcount and sales related expenses such as commissions and bonuses.

Net cash used in operating activities was $16.7 million for the year ended December 31, 2009 and consisted of a net loss of $17.6 million, offset by non-cash items of $1.0 million and a net decrease in operating assets and liabilities of $0.1 million. Non-cash items for the year ended December 31, 2009 consisted primarily of depreciation expense of $0.5 million and stock-based compensation expense of $0.4 million. The significant changes in operating assets and liabilities include increases in accounts receivable of $1.0 million and inventory of $1.0 million, partially offset by an increase accounts payable, accrued and other non-current liabilities of $1.2 million. The change in accounts receivable and inventory was due to our launch of product sales in the third quarter of 2009. The increase in accounts payable during 2009 was due to increased purchases associated with the start-up of our production of product during 2009.

Net cash used in operating activities was $20.4 million for the year ended December 31, 2008 and consisted of a net loss of $21.1 million, offset by non-cash items of $0.6 million and net increases in operating assets and liabilities of $0.1 million. Non-cash items for the year ended December 31, 2008 consisted mainly of depreciation and amortization expense of $0.3 million and stock-based compensation expense of $0.3 million. Changes in operating assets and liabilities consisted primarily of an increase in accrued liabilities of $0.1 million.

Investing activities.    Net cash used in investing activities was $1.1 million, $0.3 million and $1.9 million for the years ended December 31, 2008, 2009, and 2010, respectively. For 2008 and 2009, the amounts related entirely to purchases of property and equipment. In 2010, we capitalized a $1.1 million milestone payment under our license agreement with MGH and purchased $0.7 million of property and equipment. Purchases of property and equipment were primarily for tooling equipment to support our research and development and manufacturing activities.

Financing activities.    Net cash provided by financing activities during the year ended December 31, 2010 of $19.1 million consisted of net proceeds from the sale of our Series D convertible preferred stock of $15.1 million, proceeds from the issuance of the second tranche of a bridge loan of $5.0 million and $0.3 million from the issuance of common stock upon the exercise of stock options offset by repayment of notes payable of $1.2 million.

Net cash provided by financing activities during the year ended December 31, 2009 of $7.9 million consisted primarily of proceeds from the issuance of the first tranche of a bridge loan of $5.0 million and the issuance of notes payable with a financial institution of $3.5 million, offset by repayment of notes payable of $0.6 million.

Net cash provided by financing activities during the year ended December 31, 2008 of $25.0 million consisted primarily of net proceeds from the issuance of convertible preferred stock of $25.0 million.

Contractual Obligations and Commitments

We have certain fixed contractual obligations and commitments that include future estimated payments for milestone payments under our license agreement with MGH, operating lease obligations, and payment of our outstanding indebtedness. Changes in our business needs, fluctuating interest rates, and other factors may result in actual payments differing from the estimates. Although certain payments occur on a fixed schedule (see “Management’s Discussion and Analysis of Results of Operations and Financial Condition—Indebtedness”), we cannot provide certainty regarding the timing and amounts of all these payments. We have presented below a summary of the most significant assumptions used in our determination of amounts presented in the table in order to assist in the review of this information within the context of our consolidated financial position and results of operations. The following table summarizes our fixed contractual obligations and commitments, as of December 31, 2010.

	Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)
Contractual Obligations:
Milestone payments	$7,000	$7,000	$—	$—	$—
Operating lease obligations	2,483	791	1,692	—	—
Indebtedness	1,730	1,411	319	—	—

Total	$11,213	$9,202	$2,011	$—	$—

Milestone Payments to MGH

In May 2005, we entered into the MGH Agreement to obtain an exclusive license to develop and commercialize the patent and the core technology that underlies our CoolSculpting System. We are obligated to make various payments to MGH, including (i) a 7% royalty on net sales (as defined in the agreement) of CoolSculpting and (ii) milestone payments. During the year ended December 31, 2010, we paid MGH a $1.1 million milestone payment upon receipt of FDA clearance to market our CoolSculpting System for the selective reduction of fat. The remaining milestone payments include (i) $1 million due upon achieving cumulative net sales of $70 million and (ii) $6 million due upon the earlier to occur of achieving cumulative net sales of $200 million, or the completion of a qualifying initial public offering (which this offering will be). The offering contemplated by this prospectus would be a qualifying initial public offering under the MGH Agreement. MGH may elect to receive up to 50% of each of the remaining milestone payments in our common stock, subject to a cap on the total percentage of our common stock MGH may own on a fully-diluted basis.

All payments made to MGH prior to the FDA clearance for CoolSculpting were expensed as incurred as research and development costs. Milestone payments made beginning with the FDA clearance date are capitalized and amortized into cost of revenues using the straight-line method over the estimated remaining useful life of the technology, not to exceed the term of the agreement or the life of the patent. Royalty payments are accrued as we recognize net sales, and are included in cost of revenues.

Operating Lease Obligations

Our facility lease agreement was amended in September 2010 to add additional office space and a warehouse and to extend the lease term through November 30, 2013. Rent expense for non-cancellable operating leases with scheduled rent increases is recognized on a straight-line basis over the lease term. Rent expense for each of the years ended December 31, 2008, 2009, and 2010 was $0.7 million per year.

Future minimum lease payments under the non-cancelable operating lease as of December 31, 2010 are as follows (in thousands):

Year Ending December 31,
2011	$791
2012	797
2013	895

Total future minimum lease payments	$2,483

Loan Agreement

In January 2009, we entered into a loan and security agreement, or the Loan Agreement, with Silicon Valley Bank. The Loan Agreement provides for total borrowings of $5.0 million to be made available to us in three separate tranches. We received tranche A in the amount of $1.5 million in January 2009 and tranche B in the amount of $2.0 million in April 2009. Tranche C in the amount of $1.5 million was available until September 30, 2009, but we did not draw it down. The notes payable are collateralized by substantially all of our assets, excluding our intellectual property. The notes carry an interest rate of 7.28% per annum. The repayment of principal, plus interest, is via monthly installments over a 36 month period for each tranche, beginning with the disbursement date of each tranche. As of December 31, 2010, we were in compliance with the terms of the Loan Agreement, except for the covenant to deliver audited financial statements to the lender within 180 days from December 31, 2010. We obtained a waiver of this covenant from the lender and subsequently delivered audited financial statements to the lender in accordance with the term of the waiver. As of June 30, 2011, we were in compliance with the terms of the Loan Agreement.

In accordance with the Loan Agreement, we issued a warrant to the financial institution in January 2009 to purchase 175,000 shares of Series C preferred stock at $1.00 per share. We recorded the fair value of this warrant as debt discount at issuance and amortized it to interest expense over the term of the notes. The exercise price and number of warrants were subject to change upon the closing of our Series D-1 convertible preferred stock financing agreement. Upon the issuance of Series D-1 convertible preferred stock at $0.73 per share, the warrants were automatically adjusted to instead be exercisable for Series D-1 convertible preferred stock with the exercise price adjusted to record the per share purchase price of Series D-1 convertible preferred stock. Subsequently, the number of such shares subject to these warrants was adjusted to equal 239,726 shares.

The following is a schedule of payments due on notes payable as of December 31, 2010 (in thousands).

Year Ending December 31,	Amount
2011	$1,411
2012	319

Total payments due	1,730
Less:
Unamortized discount and interest	(134)
Current portion	(1,334)

Notes payable, net of current portion	$262

Convertible Notes Payable

In October 2009, we entered into a bridge loan agreement with related parties. The lenders committed to issue to us, on an unsecured basis, up to $10 million in unsecured convertible promissory notes. The convertible promissory notes carried an interest rate of 8% per annum. In October 2009, we received $5.0 million through the first closing of the convertible promissory notes, and in February 2010, we received an additional $5.0 million through the second closing of the convertible promissory notes. In May 2010, we completed a preferred stock financing and converted the outstanding convertible promissory notes, including accrued interest, into our Series D-1 convertible preferred stock.

Note Receivable from a Stockholder

In December 2007, we issued 1,635,050 shares of our common stock to an executive in exchange for a full-recourse promissory notes in the aggregate principal amount of approximately $245,000 bearing interest from the date of issuance until January 1, 2010 at a rate of 4.72% per annum compounded annually and currently bearing interest at a rate of 4.00% per annum compounded annually. The promissory notes are collateralized by the related common stock. The promissory notes are due and payable in full upon the earlier of a change of control, December 31, 2015, or nine months following our initial public offering. The executive separated from us in 2010. These notes receivable are related to a prior exercise of stock options, and has been recorded as a contra to stockholders’ equity account.

Purchase Commitments

We have no material non-cancelable purchase commitments with contract manufacturers as we work on a cancelable purchase order basis.

Off-balance Sheet Arrangements

As of December 31, 2008, 2009, and 2010 and June 30, 2011, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

In the normal course of business, we enter into contracts that contain a variety of representations and warranties and provide for general indemnifications. Our exposure under these agreements is unknown because it involves claims that may be made against us in the future, but have not yet been made. To date, we have not paid any claims or been required to defend any action related to our indemnification obligations, and accordingly, we believe that the estimated fair value of these indemnification obligations is minimal and we have not accrued any amounts for these obligations.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risks in the ordinary course of our business. These risks primarily include interest rate fluctuations and inflation. We are not exposed to foreign currency exchange risk in that we invoice revenues in U.S. dollars and receive payments in U.S. dollars.

Interest Rate Fluctuations

Our investments include cash and cash equivalents, which consist of cash and money market accounts, and are held for working capital purposes. We had cash and cash equivalents of $12.7 million and $8.7 million as of December 31, 2010 and June 30, 2011, respectively. The primary objective of our investment activities is to preserve principal while maximizing income without significantly increasing risk. We do not enter into investments for trading or speculative purposes. Our investments are exposed to market risks due to a fluctuation in interest rates, which may affect our interest income and the fair market value of our investments. Due to the short-term nature of our investment portfolio, we do not believe an immediate 10% increase in interest rates would have a material effect on the fair market value of our portfolio, and therefore, we do not expect our operating results or cash flows to be materially affected to any degree by a sudden change in market interest rates.

We also have fixed interest rate notes payable which are collateralized by substantially all of our assets, excluding our intellectual property. Because of the fixed interest rate, a hypothetical 10% change in interest rates would have no impact on our borrowing or results of operations.

Inflation

We do not believe that inflation has had a material effect on our business, financial condition, or results of operations. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition, and our results of operations.

Foreign Exchange

We are not exposed to foreign currency exchange risk because both our revenues and expenses are incurred and paid in U.S. dollars.

Recent Accounting Pronouncements

In October 2009, the Financial Accounting Standards Board, or the FASB, issued guidance for revenue recognition of transactions with multiple deliverables. This guidance impacts the determination of when the individual deliverables included in a multiple-element arrangement may be treated as separate units of accounting. Additionally, this guidance modifies the manner in which the transaction consideration is allocated across the separately identified deliverables by requiring the use of the relative selling price allocation method. We adopted this guidance retrospectively from the date we began selling products during the second half of the year ended December 31, 2009. The adoption of this accounting guidance did not have a material impact on our financial statements.

In May 2011, the FASB issued new guidance for fair value measurements to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and International Financial Reporting Standards. The guidance changes certain fair value measurement principles and enhances the disclosure requirements, particularly for level three fair value measurements. The guidance is effective for us prospectively beginning in the first quarter of fiscal 2012. We are currently evaluating the impact this guidance may have on our financial position, results of operations, and cash flows.

Business

Overview

We are a medical technology company focused on developing and commercializing products utilizing our proprietary controlled-cooling technology platform. Our first commercial product, the CoolSculpting System, selectively reduces stubborn fat bulges that may not respond to diet or exercise. CoolSculpting is based on the scientific principle that fat cells are more sensitive to cold than the overlying skin and surrounding tissues. CoolSculpting utilizes precisely controlled cooling to reduce the temperature of fat cells in the treated area, which leads to fat cell elimination through a natural biological process known as apoptosis, without causing scar tissue or damage to the skin, nerves, or surrounding tissue. Our clinical studies demonstrate that a single CoolSculpting procedure safely, noticeably, and measurably reduces the fat layer within a treated fat bulge without requiring the patient to diet or exercise. We received clearance from the FDA in September 2010 to market CoolSculpting for the selective reduction of fat around the flanks, an area commonly referred to as the “love handles.” We sell our CoolSculpting System to select dermatologists, plastic surgeons, and aesthetic specialists and generate revenue from capital sales of our CoolSculpting System and from procedure fees our physician customers pay us for each CoolSculpting procedure they perform.

The global market for aesthetic procedures is significant and growing. In the United States alone, the ASAPS estimates that consumers spent more than $10.7 billion on aesthetic procedures in 2010. Fat reduction and body contouring are popular aesthetic procedures. Invasive procedures (such as liposuction and tummy, arm, and thigh tucks) and minimally-invasive procedures (such as laser assisted liposuction) effectively reduce fat but involve surgical procedures that require significant physician skill and resources, involve pain, downtime, and expense for the patient, and carry the risks associated with any surgical procedure. Existing non-invasive procedures, which currently include those based on radiofrequency, light, or ultrasound energy, avoid the patient downtime and high costs of invasive and minimally-invasive procedures, but often produce limited or inconsistent results, and require multiple treatments, ongoing maintenance treatments, or special patient diet or exercise programs. In addition, existing non-invasive procedures are not capable of selectively targeting fat cells, which can lead to damage to the surrounding tissues. Further, the treatment methods used by many existing invasive, minimally-invasive, and non-invasive procedures acutely injure fat cells in the treated area, which leads to fat cell elimination through a biological process known as necrosis. Unlike apoptosis, necrosis triggers the body’s wound-healing response and can result in scar tissue formation in the treated area. This scar tissue can lead to stiffening of the treated area and limits the number of times a patient can undergo these types of procedures in one area or the efficacy of any repeat treatments.

We developed CoolSculpting to provide patients with a safe, effective, non-invasive, and convenient procedure to reduce stubborn fat bulges that are not satisfactorily served by existing fat reduction and body contouring procedures. CoolSculpting is clinically proven to reduce fat bulges in a 60-minute procedure, allowing patients to achieve noticeable and measurable aesthetic results without the pain, expense, downtime, and risks associated with invasive and minimally-invasive procedures. Further, these results are achieved without the multiple procedures, maintenance, and diet and exercise programs required with other non-invasive procedures. Because the fat layer in the treated area is reduced by eliminating fat cells that will not be replaced by the body, we believe the aesthetic benefits patients achieve through CoolSculpting will be durable. In addition, patients can elect to repeat the CoolSculpting procedure multiple times on the same treatment area if they desire further fat reduction. Due to these advantages, we believe CoolSculpting is appealing to both aesthetic veterans, those existing consumers who have previously had one or more aesthetic procedures, and to aesthetic neophytes, those consumers who have not previously elected to undergo an aesthetic procedure.

Physicians can market CoolSculpting as a premium, highly-differentiated, non-invasive fat reduction procedure. Based on our commercial data, we believe physicians can recoup their capital expenditures within six months on average assuming modest use. In addition, the CoolSculpting procedure is not technique-dependent, does not require significant training or skill, and is largely automated. Once the procedure is initiated, the CoolSculpting

System is self-monitoring, allowing the physician to see and treat other patients or perform concurrent procedures (such as injections or other dermal treatments) on the same patient during the balance of the 60-minute CoolSculpting procedure. Further, we believe CoolSculpting’s appeal will allow physicians to target the aesthetic neophyte market and expand their aesthetic practices.

We selectively market CoolSculpting to those dermatologists, plastic surgeons, and aesthetic specialists who we identify as having significant experience in performing aesthetic procedures as well as a willingness to position CoolSculpting as a premium, differentiated treatment. Aesthetic specialists are physicians who elect to offer aesthetic procedures as a significant part of their practices but are not board-certified dermatologists or plastic surgeons. We are targeting 4,000 to 5,000 physician practice sites on a global basis that have our target characteristics. Some of our target practices have purchased or may elect to purchase more than one CoolSculpting System. We utilize our direct sales organization to selectively market and sell CoolSculpting in the United States and Canada, our North American markets. In our markets located outside of North America, we market and sell CoolSculpting through a network of distributors and, opportunistically, intend to pursue direct sales in select markets. Our 45 markets outside of North America are located in Asia-Pacific (including Korea and Singapore), Europe, the Middle East, and Africa (including Russia, the United Kingdom and Germany), and South America (including Brazil). Revenues from markets outside of North America comprised 34% and 26% of our total revenues for the year ended December 31, 2010 and six months ended June 30, 2011, respectively. We are driving growth in CoolSculpting procedures through our physician marketing programs, which provide physicians with sales training, practice marketing, and support services. After we establish a significant installed base of CoolSculpting Systems in specific markets, we plan to use targeted consumer marketing, advertising, and promotional activities in these markets to drive demand for CoolSculpting.

We generate revenues from capital sales of our CoolSculpting System and from procedure fees our physician customers pay for each CoolSculpting procedure they perform. We generated revenues of $25.5 million for the year ended December 31, 2010 and $31.6 million for the six months ended June 30, 2011. Procedure fees comprised 17% of our revenues for the year ended December 31, 2010 and 31% of our revenues for the six months ended June 30, 2011. We had net losses of approximately $13.5 million and $1.4 million, respectively, for the same periods. We had an installed base of 346 and 629 CoolSculpting Systems as of December 31, 2010 and June 30, 2011, respectively. As of June 30, 2011, over 134,000 CoolSculpting procedures had been sold to our physician customers.

Market Overview

The global market for aesthetic procedures is significant and growing. According to a market research study we commissioned through Easton Associates, there are currently over 70,000 physicians who perform aesthetic procedures at approximately 30,000 practice sites worldwide, including 16,000 physicians and 8,000 practice sites within the United States and Canada. The ASAPS estimates that U.S. consumers spent more than $10.7 billion on 9.3 million aesthetic procedures in 2010. According to the ASAPS, total aesthetic procedures in the United States have experienced a 12% compound annual growth rate between 1997 and 2010, with non-surgical aesthetic procedures experiencing a 16% compound annual growth rate during this same period. The ISAPS conducted a survey of plastic surgeons in the top 25 countries for aesthetic procedures, including the United States, and reported that this group performed 17.1 million procedures, including 8.5 million surgical procedures and 8.6 million non-surgical procedures, in 2009. Of these total procedures, approximately 33% (5.7 million) were performed in Asia, 24% (4.2 million) were performed in North America, 20.5% (3.5 million) were performed in Europe, and 19.8% (3.4 million) were performed in South America.

We believe several factors are contributing to the ongoing growth in aesthetic procedures, including:

•

Continuing focus on body image and appearance.    Both women and men continue to be concerned with their body image and appearance, fueled in part by popular culture’s perpetuation of the ideal thin body type for women and the ideal lean and defined body type for men. Research data indicates that the current media ideal of thinness is achieved by less than 5% of the American population. In addition, the size and wealth of the aging “baby boomer” demographic segment and its desire to retain a youthful appearance have driven the growth in aesthetic procedures.

•

Wide acceptance of aesthetic procedures.    According to the ASAPS survey in 2010, 51% of Americans (including 53% of women and 49% of men) approved of cosmetic surgery, and 67% of Americans responded that they would not be embarrassed if their friends or family knew they had undergone a cosmetic procedure.

•

Broader availability of safe non-invasive procedures.    Technological developments have resulted in the introduction of a broader range of safe non-invasive aesthetic procedures. According to the ASAPS, non-invasive treatments are growing faster than invasive surgical procedures.

•

Increased physician focus on aesthetic procedures.    Increased restrictions imposed by managed care and government agencies on reimbursement for medical treatments are motivating physicians to establish or expand their elective aesthetic practices, which generally consist of procedures paid for directly by patients. We expect this trend to continue as physicians look for ways to expand their practices and improve profitability.

Limitations of Existing Fat Reduction and Body Contouring Procedures

Fat reduction and body contouring procedures, including invasive, minimally-invasive, and non-invasive procedures, have become increasingly popular, but have significant limitations.

Invasive and Minimally-Invasive Procedures

Physicians currently perform a number of invasive surgical procedures for fat reduction and body contouring, including liposuction, abdominoplasty (tummy tucks), gluteoplasty (buttock lifts), brachioplasty (arm lift), and thighplasty (thigh lift). Laser-assisted liposuction, laser lipolysis, and ultrasound lipolysis are minimally-invasive alternatives for fat reduction and body contouring. These minimally-invasive procedures require the physician to surgically insert a cannula, or metal tube, into the area to be treated and to use heat or ultrasound energy from the cannula to damage fat cells. Patients who are obese and require significant fat reduction to achieve aesthetic results are typically candidates for invasive and minimally-invasive procedures. Although effective at reducing fat, these invasive and minimally-invasive procedures present the following limitations:

•

Surgical risks.    Like all surgical procedures, invasive and minimally-invasive procedures carry risks of infection, local or widespread scarring, perforation, and hemorrhage. These procedures generally require a general or local anesthesia, which carries additional risks.

•

Pain and downtime.    Invasive procedures involve significant pain and may require weeks of post-surgical recovery. As a result, patients may need to spend significant time away from work and take prescribed pain medications for extended periods of time post-surgery. In addition, body lifts may severely limit muscle movement in the treated area during recovery, which can limit a patient’s mobility for a significant period of time. Minimally-invasive procedures require a surgical incision, and can cause moderate pain. Patients generally require at least two days of recovery time after a minimally-invasive procedure, which may require the patient to miss work and necessitate prescribed pain medications post-surgery.

•

Potentially undesired results.    Invasive procedures may cause non-uniform fat reduction, dimpling, lumpiness, numbness, scarring, discoloration, or sagging skin in the treated area. Follow-up surgeries may be required to correct these problems. Minimally-invasive procedures can cause skin or tissue damage if, among other things, the physician does not carefully control the heat or ultrasound energy delivered in the treatment area.

•

Limited repeatability.    The process of removing or destroying fat cells with invasive or minimally-invasive procedures triggers the body’s wound healing response, which leads to the formation of scar tissue in the treated area. If a patient desires further fat reduction or is not satisfied with the aesthetic results from a procedure, the scar tissue in the treated area may prevent the patient from undergoing follow-up procedures to enhance or correct the original treatment results.

•

Physician skill and technique dependent.    The aesthetic results achieved through invasive and minimally-invasive procedures are dependent upon a physician’s skill and training, which can vary from physician to physician. In addition, these procedures require a significant amount of direct physician time to perform.

•

High cost.    Invasive and minimally-invasive procedures are significantly more expensive for patients than non-invasive aesthetic procedures. In addition, there is an opportunity cost for physicians as these procedures require direct physician involvement and supervision.

Non-Invasive Procedures

Existing non-invasive procedures used for body contouring or fat reduction, other than CoolSculpting, currently include those based on various forms of energy, including radiofrequency, light, or ultrasound, to acutely injure subcutaneous fat cells without penetrating the skin’s surface. Patients who do not require significant fat reduction to achieve aesthetic results typically seek non-invasive fat reduction and body contouring procedures to avoid the pain, expense, downtime, and surgical risks associated with invasive and minimally-invasive procedures. Although these procedures are generally safer than invasive and minimally-invasive procedures, these procedures have the following limitations:

•

Limited, inconsistent, and unpredictable results.    In the United States, the FDA has not cleared the existing non-invasive procedures, other than CoolSculpting, to be marketed as a specific treatment for fat layer reduction. We believe existing non-invasive procedures have limited efficacy and produce inconsistent fat reduction results. In addition, these procedures are not capable of selectively targeting fat cells, which can lead to unpredictable results, including damage to surrounding tissue.

•

Multiple treatments required.    Existing non-invasive procedures often require multiple treatments spread over several weeks before the patient obtains noticeable aesthetic results, requiring the patient to schedule and coordinate multiple, time-consuming office visits.

•

Maintenance or diet and exercise required.    Some existing non-invasive procedures have only a temporary treatment effect, and thus require periodic maintenance treatments to sustain the desired aesthetic results. Additionally, some of these procedures require the patient to change their diet habits and exercise routines during the several-week treatment period.

•	Technique dependent. Existing non-invasive procedures often require highly trained personnel to conduct the treatment. Poor technique may lead to reduced efficacy and inconsistent aesthetic results.

•

Limited repeatability.    The available non-invasive procedures utilize heat or mechanical energy to acutely injure fat cells in the treatment area, causing fat cell elimination through a biological process known as necrosis. Unlike apoptosis, necrosis triggers the body’s wound-healing response and can result in scar tissue formation. This scar tissue can lead to stiffening of the treated area and limit the number of times a patient can undergo these types of procedures in one area or the efficacy of any repeat treatments if a patient desires further fat reduction or is not satisfied with the initial aesthetic results.

Our Solution

CoolSculpting is a fat reduction procedure that is clinically proven to be safe and effective and provides patients with noticeable and measureable aesthetic results. CoolSculpting utilizes our proprietary controlled-cooling technology to selectively reduce stubborn fat bulges that may not respond to diet or exercise. CoolSculpting is based on the scientific principle that fat cells are more sensitive to cold than the overlying skin and surrounding tissues. CoolSculpting precisely cools the targeted fat bulge, eliminating fat cells through a natural biological process known as apoptosis, without causing scar tissue or damage to the skin, nerves, or surrounding tissues. As of June 30, 2011, we have sold over 134,000 CoolSculpting procedures to our physician customers.

We designed our CoolSculpting System to address the aesthetic concerns of individuals who have stubborn fat bulges but are not obese. Although there are no technical or regulatory restrictions on the use of CoolSculpting based on patient weight, we believe patients who are obese, and require significant fat reduction to achieve meaningful aesthetic results, are better candidates for invasive and minimally-invasive procedures. We offer training to our physician customers to better enable them to identify those patients whose aesthetic appearance will be improved by the reduction of their fat bulges through CoolSculpting.

We believe that CoolSculpting provides the following benefits to our physician customers and their patients:

•

Clinically proven, consistent, and durable results.    Clinical studies demonstrate that a single CoolSculpting procedure noticeably and measurably reduces the fat layer within a treated fat bulge without requiring diet or exercise. Patients notice results as soon as three weeks following the CoolSculpting procedure, with the most dramatic results occurring over a period of two to four months for most patients. Because the fat layer in the treated area is reduced by eliminating fat cells that will not be replaced by the body, we believe the aesthetic benefits patients achieve in the treated area will be durable.

•

Excellent safety profile.    CoolSculpting selectively targets fat cells. Our proprietary treatment algorithms are designed to ensure that fat cells in the treated area are sufficiently cooled to obtain the desired aesthetic results while preserving the skin and surrounding tissues. We designed the CoolSculpting System to constantly monitor the controlled-cooling process and to automatically terminate the procedure if it detects any errors and warm the treated area if the detected temperature falls below our cooling algorithms. Since the commercial launch of CoolSculpting through June 30, 2011, we have received approximately one patient complaint per 1,000 CoolSculpting procedures, with the most typical complaints involving skin redness, bruising, and numbness or discomfort in the treatment area. These effects are generally temporary and typically self-resolve within one week. To date, we have not been required to make a report under the FDA’s Medical Device Reporting, or MDR, regulations.

•

Enhanced patient satisfaction.    CoolSculpting allows patients to achieve noticeable and measurable aesthetic results without the pain, expense, downtime, and risks associated with invasive and minimally-invasive procedures for fat reduction. In addition, unlike many other non-invasive procedures, patients are not required to undergo multiple treatment procedures or adopt special diet or exercise programs following the procedure to obtain aesthetic results. Patients have the flexibility to undergo a CoolSculpting procedure discreetly, scheduling an appointment for the 60-minute procedure in the morning before work, during a lunch break, or in the evening. In our pivotal clinical study, 82% of the participating patients reported satisfaction with the CoolSculpting procedure. As a further indication of patient satisfaction, our physician customers reported that 45% of their patients returned for an additional CoolSculpting treatment, according to the market research study we commissioned through Easton Associates.

•

Repeatability enabled by natural biological process.    CoolSculpting reduces the fat layer in the treated area fat through apoptosis, a natural biological process that leads to gradual elimination of the fat cells from the body. Unlike other treatment methods, CoolSculpting does not trigger the body’s wound-healing response, which can lead to the formation of scar tissue. As a result, patients can elect to have the CoolSculpting procedure repeated multiple times on the same treatment area if they desire further fat reduction.

•

Results not technique-dependent.    The CoolSculpting procedure is not technique-dependent and requires limited training and skill to obtain successful aesthetic results. We designed the CoolSculpting System to be easy to operate and largely automated. Once the procedure is started, the clinician is not required to monitor or make any adjustments to the CoolSculpting System during the balance of the 60-minute procedure. The CoolSculpting System also pages the clinician a few minutes prior to the conclusion of the procedure.

•

Differentiated, high-value product for physician practices.    Our selective distribution strategy is designed to enable our physician customers to market CoolSculpting as a premium, highly-differentiated, non-invasive fat reduction procedure. Based on our commercial data, we believe physicians can recoup their capital expenditures within six months assuming modest use. In addition, the physician can see and treat other patients or perform concurrent procedures, such as injections or other dermal treatments, on the same patient during the 60-minute CoolSculpting procedure.

•

Ability to expand the aesthetic market.    We believe there is strong consumer demand for a non-invasive procedure that can address the aesthetic concerns of individuals who have stubborn fat bulges but who are not considered obese. In a survey of 1,076 adults in the United States that we conducted through Rabin Research Company, an independent full-service marketing research company, more than 40% of the participants indicated that they were likely to seek more information about the CoolSculpting procedure to enhance the shape of their body. We achieved this positive response despite the fact that 90% of the participants in our survey had never previously elected to undergo an aesthetic procedure and exactly 50% were men, a group that accounted for less than 10% of the total aesthetic procedures performed in the United States in 2010. According to the market research study we commissioned through Easton Associates, our physician customers participating in the study reported that 30% of their CoolSculpting patients were aesthetic neophytes. Based on these results, we believe physicians will be able to target the aesthetic neophyte market and expand their aesthetic practice due to CoolSculpting’s appeal.

Our Strategy

Our goal is to become a leading medical technology company focused on developing and commercializing products utilizing our proprietary controlled-cooling technology platform. To achieve this goal, we intend to:

•

Establish CoolSculpting as a premium, highly-differentiated treatment through selective distribution.    We selectively market and sell our CoolSculpting System to dermatologists, plastic surgeons, and aesthetic specialists who we identify as having significant experience in performing aesthetic procedures as well as a willingness to position CoolSculpting as a premium and differentiated treatment. A market research study we commissioned from Easton Associates estimates that there are currently over 70,000 physicians that perform aesthetic procedures at approximately 30,000 practice sites worldwide, and we expect to target 4,000 to 5,000 of these physician practice sites on a global basis that have our target characteristics. Some of our target practice sites have purchased or may elect to purchase more than one CoolSculpting System. As of June 30, 2011, we had an installed base of 629 CoolSculpting Systems worldwide.

•

Increase utilization of CoolSculpting through our targeted physician marketing and support programs.     We are driving demand for CoolSculpting procedures through our targeted marketing and physician support programs. Our Sales Training and Enhanced Practices (S.T.E.P.) Program provides physicians with sales training, practice marketing, and support services to help our physician customers make CoolSculpting a key component of their practices. We also plan to implement a co-op advertising program designed to encourage our physician customers to promote CoolSculpting to aesthetic patients. We will also continue to participate in industry tradeshows, clinical workshops, and company-sponsored conferences with expert panelists.

•

Increase consumer awareness and demand for CoolSculpting.    After we establish a significant installed base of CoolSculpting Systems in specific markets, we intend to employ a targeted and strategic direct-to-consumer marketing program in these markets to generate awareness of CoolSculpting among aesthetic veterans and aesthetic neophytes. We also intend to continue our active media presence and our social media programming, such as Facebook, Twitter, YouTube, and targeted blogs through pay-per-click advertising, testimonials, and video presentations.

•

Increase our international presence.    There is strong global demand for aesthetic procedures outside of North America, especially in Asia, Latin America, and Europe. We intend to increase our market penetration outside of North America and build global brand recognition. We have received regulatory approval or are otherwise free to market CoolSculpting in 46 international markets, where use of the product is generally not limited to specific treatment areas. Physicians in these markets commonly perform CoolSculpting procedures on the abdomen, inner thighs, back, and chest, in addition to the flanks. We intend to seek regulatory approval to market CoolSculpting in additional international markets, including China. We also intend to grow our international sales and marketing organization to focus on increasing sales and strengthening our physician relationships. As part of that strategy, we intend to opportunistically deploy a direct sales force in select international markets.

•

Expand our FDA-cleared indications for CoolSculpting.    We currently have FDA clearance to market CoolSculpting in the United States for the selective reduction of fat in the flanks, an area commonly known as the “love handles.” We intend to seek additional regulatory clearances from the FDA to expand our U.S. marketable indications for CoolSculpting to other areas on the body.

•

Leverage our technology platform.     We are exploring additional uses of our proprietary controlled-cooling technology platform for the dermatology, plastic surgery, and aesthetic markets. We also plan to explore potential therapeutic uses for our platform technology, either directly or through collaborative arrangements with strategic partners.

The CoolSculpting Experience

Patient Consultation

The first step of the CoolSculpting process is a patient consultation. We designed our CoolSculpting System to address the aesthetic concerns of individuals who are not considered obese but have stubborn fat bulges that may not respond to diet or exercise. We train our physician customers to properly identify those patients who would be good candidates for CoolSculpting and explain to their patients the aesthetic results they should expect from a CoolSculpting procedure. We also instruct our physician customers to advise their patients regarding the natural process of fat cell elimination triggered by a CoolSculpting procedure, so that they understand the expected time period before they will notice the full aesthetic results as well as the potential to repeat the procedure for additional aesthetic results. While some patients may notice results as soon as three weeks following a CoolSculpting procedure, the full aesthetic results are generally achieved over a period of two to four months following treatment. Because we believe the consultation process is an important step in ensuring patients are pleased with their CoolSculpting procedure, we encourage our physician customers to personally conduct the patient consultation.

The CoolSculpting Procedure

CoolSculpting is a single 60-minute, non-invasive procedure that is clinically proven to be safe and effective and provides patients with noticeable and measureable aesthetic results. Once the desired treatment area has been identified, the clinician applies our consumable gelpad to the skin surface of the treatment area to ensure consistent thermal contact and to protect the skin from freezing. The CoolSculpting vacuum applicator is then positioned on the treatment area over the gelpad, and the fat bulge is drawn into the vacuum applicator and positioned between its two cooling panels. Once the vacuum applicator is affixed on the treatment area, no further clinician intervention is required for the duration of the procedure. The rate of the controlled cooling is modulated by thermoelectric cooling elements and controlled by sensors in the vacuum applicator that monitor the cooling of the fat bulge. Just prior to the end of the 60-minute procedure, the CoolSculpting System signals the clinician to return to the treatment room. When the procedure is completed, the CoolSculpting System automatically terminates the cooling, and the clinician then removes the CoolSculpting vacuum applicator from the treatment area.

Patient Experience

Our surveys indicate that most patients find the CoolSculpting procedure easy to tolerate. Generally, anesthesia and pain medications are not required before, during, or after a CoolSculpting procedure. Patients feel a tugging sensation from the suction created when the CoolSculpting vacuum applicator is placed on the treatment area. At the onset of the procedure, patients also experience a chilling sensation in the treatment area that subsides after a few minutes, as the cooling produces an anesthetic effect. Patients can talk on their cell phones, read, listen to music, work on their laptop, relax, or sleep during the 60-minute procedure.

After completion of a CoolSculpting procedure, patients may resume their normal activities, including work and exercise. CoolSculpting patients generally do not experience any significant adverse side effects. Since the commercial launch of CoolSculpting through June 30, 2011, the Company has received approximately one patient complaint per 1,000 CoolSculpting procedures. Erythema (redness) of the skin, bruising, and numbness or discomfort in the treatment area may be observed during or following the procedure, although these effects are generally temporary and typically self-resolve within one week. To date, there have been no reports of scarring, ulceration, pigment changes, or alterations in blood lipid or liver function profiles. To date, we have not been required to make a report under the FDA’s MDR regulations.

Our CoolSculpting System

We generate revenues from capital sales of our CoolSculpting System and from procedure fees our physician customers pay for each CoolSculpting procedure they perform. Capital sales of our CoolSculpting System include the CoolSculpting control unit and our CoolSculpting vacuum applicators. We generate procedure fees through sales of CoolSculpting procedure packs, which include our consumable gelpads and liners and a disposable computer cartridge that we market as the CoolCard. The CoolCard contains enabling software that permits our physician customer to perform a fixed number of CoolSculpting procedures.

CoolSculpting Control Unit

The CoolSculpting control unit is the base of the CoolSculpting System and contains the simple user interface, power management and control functions, and chiller unit that is responsible for the controlled cooling. Our CoolSculpting control unit also contains software that tracks and collects data about each procedure performed and any error messages that may be generated during the procedure. We collect and analyze this information to help physicians better understand their usage patterns and improve their marketing plans, utilization, and profitability.

1.      The color touch screen on the CoolSculpting control unit provides operators with clear visual directions to initiate a CoolSculpting procedure, continuous status updates, and easy to follow notifications or corrective actions in the rare event of a procedure interruption.

2.      Vents are built into the CoolSculpting control unit to provide airflow and reduce heat build-up. Our CoolSculpting System can be used in a standard physician treatment room without any special ventilation requirements or room modifications.

3.      The drawer provides storage space for our CoolSculpting gelpads and liners and user documentation.

4.      The unit is mobile, allowing a physician to easily transfer the CoolSculpting unit between treatment rooms and reach different treatment areas on a patient.

CoolSculpting Vacuum Applicators

Our CoolSculpting System includes three CoolSculpting vacuum applicators.

1.      The CoolSculpting vacuum applicator delivers vacuum suction and cooling to the fat bulge being treated.

2.      Controls on the CoolSculpting vacuum applicator can be used to start and stop a CoolSculpting procedure and to turn the vacuum suction on and off.

3.      Thermoelectric cooling panel with temperature and pressure sensors provide precise thermal control and monitoring of the fat bulge being treated and automatically stop the procedure if a problem is detected.

We currently offer three CoolSculpting vacuum applicators for use with our CoolSculpting System. Each CoolSculpting vacuum applicator is designed to allow the physician to treat a different size fat bulge.

CoolCurve	1. Our CoolCurve applicator is designed to fit tightly curved contours.

CoolCore	2. Our CoolCore applicator is designed for use on small and medium fat bulges.

CoolMax	3. Our CoolMax applicator is designed for use on larger fat bulges.

CoolSculpting Procedure Packs

Our CoolSculpting procedure packs facilitate the pay-per-procedure feature of our CoolSculpting System. Our CoolSculpting procedure packs include our CoolCard and our consumable gelpads and liners.

1.      A CoolCard is required to operate the CoolSculpting control unit. Each CoolCard is programmed with enabling software that permits the CoolSculpting control unit to perform a fixed number of procedures. In addition, each CoolCard is programmed with an encrypted security certificate that prevents the performance of a CoolSculpting procedure unless the CoolCard is recognized and authenticated by the specific CoolSculpting control unit and CoolSculpting vacuum applicator. The security certificate is designed to ensure that physicians pay for each CoolSculpting procedure and prevent the use of counterfeit CoolCards.

2.      Our consumable gelpads are cotton sheets saturated in a solution that protects the skin and ensures proper thermal coupling during a CoolSculpting procedure. One gelpad is required for each treated area and is not reusable.

3. Our consumable plastic liners protect the applicator from gel contact. One liner is recommended per patient for hygienic reasons.

Our Technology

Our Technology Platform

Our controlled-cooling technology platform is based on the scientific principle that cooling can be delivered safely and non-invasively to achieve specific biological outcomes, selectively affecting certain cells, tissues, or structures in and below the skin. The ability to predict and control the impact of cold exposure by developing algorithms to control the rate and period of the cooling is well established in the field of cryobiology and cryogenic medicine. Moderate cold has been demonstrated to trigger cellular apoptosis (programmed cell death), whereas more extreme cold causes cellular necrosis. Additionally, certain cells and tissue types exhibit particular sensitivity or resistance to cold injury. This principle enables the selective elimination of certain cells or tissues via a desired biologic pathway using precise cooling temperatures. In addition, the function of certain biological systems can be affected by cold exposure. Cold is known to reduce nerve conduction, and can produce either a transient or a prolonged interruption in nerve function depending on the specific thermal parameters applied. We believe the ability to control tissue effects by modulating the cooling algorithm with our technology platform enables multiple potential therapeutic applications in addition to our CoolSculpting fat reduction application.

Our CoolSculpting Technology

Our CoolSculpting technology utilizes the sensitivity of fat cells to cold injury in order to selectively eliminate subcutaneous fat tissue without affecting the skin or other surrounding tissues. Termed cryolipolysis, this technology enables a non-invasive alternative for subcutaneous fat reduction through cellular apoptosis. Cellular apoptosis is a normally occurring biological process whereby cells are eliminated as part of normal cell turnover. When injurious external stimuli (such as cold) are applied to a target cell, the apoptotic process may be triggered. If triggered, the injured cell consequently enters an orderly, regulated process of gradual degradation into smaller bodies which are absorbed by the body’s immune system over time. This pathway to cellular elimination is in contrast to cellular necrosis, or uncontrolled cell death, in which an acute injury to the cell leads to lysis of the cell. Cellular necrosis triggers an aggressive inflammatory response leading to fibrotic scar tissue formation, which is not observed with cellular apoptosis. The cold treatment algorithm implemented by the CoolSculpting technology is designed to trigger apoptosis, eliminating fat cells without generating a wound healing reaction.

The CoolSculpting technology has been clinically demonstrated to cause reductions in fat layer thickness without impacting the skin or other tissues or structures in the treatment area. Fat cells are particularly sensitive to cold injury due to their composition; they contain a large lipid droplet within the cell membrane which constitutes the majority of the cell’s volume. When cooled, lipids crystallize (undergo phase transition to an ordered molecular state) at a temperature well above the freezing point of water. Exposure of fat cells to these moderately cold temperatures causes the lipid droplets to crystallize, causing a subtle molecular injury which triggers the apoptotic sequence. However, the cooling does not affect cell types without high lipid content, preserving the health of the epidermis, dermis, and the underlying tissue. The interactions between cold and different cell and tissue types have been investigated extensively in scientific studies and are well documented in the literature.

A simplified description of the CoolSculpting process is as follows:

Step 1.	The cooling applicator is applied and the fat bulge being treated is suctioned into the applicator head.

Step 2.	The subcutaneous fat in the treatment area is precisely cooled at a rate that does not cause scar tissue or damage to the skin, nerves, or surrounding tissues.

Step 3.	Maintained cooling causes lipid crystallization in the fat cells and triggers apoptosis of the fat cells.

Step 4.	The body’s natural immune response leads to gradual elimination of the fat cells, resulting in a reduction in the fat layer thickness and an improvement in the appearance of the treated fat bulge.

Clinical History and Development of CoolSculpting

The founding principles of controlled cooling for the non-invasive and selective reduction of fat cells were originated at the Wellman Center for Photomedicine at MGH, a teaching affiliate of Harvard Medical School. Researchers at MGH were prompted by published reports of cold-induced panniculitis, or inflammation of subcutaneous adipose tissue, in a syndrome frequent in young children called popsicle panniculitus, whereby inflammation of the fatty tissue in the lower cheek occurred after children sucked for a prolonged time on frozen treats. Clinical reports of popsicle panniculitus suggested that human adipose tissue may be preferentially damaged by exposure to cold. Based on these reports, research scientists at MGH conducted further research and patented certain aspects of cyrolipolysis technology. In May 2005, we secured an exclusive, worldwide license to the cyrolipolysis technology developed at MGH.

Following our licensing of the cryolipolysis technology from MGH, we initiated animal and human clinical testing to support the development of the CoolSculpting procedure. These scientific studies used objective endpoints, including histologic and ultrasound assessments and outcome evaluation by blinded, independent panel review, and provided evidence of the safety and efficacy of the CoolSculpting procedure. As of June 30, 2011, there were seven peer-reviewed scientific journal articles discussing the effects of our CoolSculpting technology and 13 abstracts had been presented at medical conferences, both by physicians affiliated with our company as clinical and scientific advisors, as well as by unaffiliated physicians.

Preclinical Studies

We conducted animal testing primarily in pig models. In the original MGH studies, Manstein et al. investigated the feasibility of cryolipolysis, established correlations between cold treatment parameters (temperature, time) and fat reduction, and evaluated the impact on serum lipid levels in Yucatan pigs (see Manstein D, Laubach H, Watanabe K, et al: Selective cryolysis: A novel method of non-invasive fat removal. Lasers Surg Med 40:595-

604, 2009). All sites treated with cold exposure less than -1°C developed panniculitis and fat layer reduction. No significant changes in the lipid profiles of the animals were noted immediately post-treatment or at any time point studied.

A subsequent study was performed by Zelickson et al. (see Zelickson B, Egbert BM, Preciado J, et al: Cryolipolysis for non-invasive fat cell destruction: Initial results from a pig model. Dermatol Surg 35:1462-1470, 2009). In this study, three pigs underwent a single cryolipolysis treatment, while the fourth pig underwent seven treatments with the cryolipolysis device at different time points before euthanasia. Histopathology demonstrated an approximate reduction of 50% in the thickness of the superficial fat layer. No adverse impact on the skin was observed and lipid panels revealed no significant variations in lipid profiles at any time in the study. Figure 1 shows ultrasound and gross pathology images demonstrating a significant reduction in fat layer thickness at three months post-treatment.

Figure 1. Zelickson et al. study results.    Gross pathology demonstrates ~50% reduction in fat layer thickness at three months post-treatment.

Clinical Studies

We have conducted multiple institutional review board-approved (IRB-approved), non-significant risk human clinical studies to assess the use of controlled cooling for selective fat reduction.

Pre-abdominoplasty study.    An initial exploratory human clinical study of cryolipolysis was performed at a single site in the United States on 180 patients. In this study, patients who were scheduled to undergo abdominoplasty were treated with our technology in the lower abdomen at different intervals up to 180 days prior to their scheduled surgery date. At the time of abdominoplasty, the treated tissue was excised and processed for histologic evaluation. Images of human histologic specimens are shown in Figure 2. These images show no significant changes in the fat tissue at seven days post-treatment, relative to the untreated control. This supports that controlled cooling triggers an apoptotic mechanism of fat cell elimination, as this process occurs gradually and is not evident immediately after cold exposure. At 14 days post-treatment, infiltration of immune cells (macrophages) are observed in the fat layer, as indicated by intense nuclei staining (purple stain). These cells are responsible for the removal of the apoptotic fat cells via phagocytosis. At 90 days post-treatment, the fibrous septae (connective tissue fibers) in the fat layer are condensed due to elimination of fat cells. There is no evidence of dermal, epidermal, nerve, or blood vessel inflammation, and there is no evidence of fibrosis (scar tissue formation).

Figure 2. Human histology specimens after CoolSculpting in the abdomen.

Pivotal study.    To support our 510(k) application, we completed a prospective, multi-center U.S. human clinical trial in 2007. A total of 60 patients were treated at 12 dermatology or plastic surgery centers in the United States Follow-up periods for both safety and efficacy were at two and six months. An additional one-week assessment was performed via telephone interview to document potential side effects. The primary endpoint was assessed on the basis of blinded, independent panel review of photographs. Patients were treated with our technology for 30 to 60 minutes. Patients were treated on one flank only to aid in the assessment of the primary endpoint. Outcomes were assessed via photographs, ultrasound measurements, and patient satisfaction questionnaires.

Primary endpoint.    The primary effectiveness endpoint was the correct identification of the series of pre-treatment images versus six-month post-treatment images by the three independent physician reviewers who specialize in dermatology or plastic surgery. High resolution digital photographs were made of the patients’ abdomens at specific degrees of rotation. An example of baseline and post-treatment images (front view) obtained outside the trial are presented in Figure 3 below. The physicians were blinded to the identification of which photograph corresponded to the baseline image. Each reviewer was then asked to determine which photograph corresponded to the baseline photograph series and record their selections onto individual data collection forms. Intra-rater consistency among reviewers was determined by the inclusion of repeat sets. The order in which the patients were presented to the reviewer was randomized; within each patient, the set presentation was also randomized (e.g., left or right side of the presentation slide). It was expected that the percentage of correct identification of the pre-treatment images would be at least 80% based on past identification rates.

For all patients, regardless of weight change during the study period, reviewers were able to correctly identify baseline photos in 88% of the cases. Because fluctuations in weight can confound photo identifications, the primary endpoint outcome was also calculated for the patients who maintained their weight within five pounds of their baseline weight, and found that the correct identification percentage rose to 92%. These results suggest that clinically-meaningful changes were produced in the vast majority of patients regardless of subsequent weight change.

Baseline	6 Months Post Treatment

Figure 3. Patient photographs at baseline and six months post treatment reflect treatment on the left flank only.

Secondary endpoints.    The study also evaluated the following secondary outcome measures: reduction in the fat layer thickness as demonstrated by comparison of pre-treatment and six-month post-treatment ultrasound measurements and patient satisfaction as determined by the results of a patient satisfaction questionnaire at the six-month follow-up visit. Standardized techniques for obtaining ultrasound images were developed and validated to ensure consistency throughout the study. A percent change in fat layer thickness was determined for an untreated area of the abdomen to account for patient weight variation during the study. A percent change in fat layer thickness was determined for the treated area to account for fat layer thickness reduction due to fat cell elimination through cryolipolysis and patient weight variation during the study. Fat layer thickness changes were normalized for each patient by subtracting the percent change in fat layer thickness in the untreated area from the percent change in fat layer thickness in the treated area to remove the influence of weight variations.

Ultrasound results demonstrated a mean reduction in the fat layer of 19% for the entire study population. These fat layer reductions were statistically significant as compared to the control region. Since the pivotal study, we have continued to enhance and optimize the CoolSculpting procedure. The CoolSculpting algorithms used during the pivotal study used a lower CIF (Cooling Intensity Factor) and/or shorter treatment times than our CoolSculpting algorithm currently in commercial use with our CoolSculpting System. As a result, we believe the average percentage fat layer reduction produced by our current commercial version of the CoolSculpting System exceeds the percentage fat layer reduction measured by ultrasound in our pivotal study. Patient surveys showed that 82% of the participants were satisfied with the CoolSculpting procedure, and 79% agreed that there was a noticeable improvement in the appearance of their treated fat bulge.

Safety results.    Treatment sites were evaluated immediately after treatment and at subsequent follow-up visits. Evidence of local inflammation was anticipated after a CoolSculpting treatment based on the body’s reaction to a cold stimulus, and resolved spontaneously in all cases. Erythema, in most cases minor or moderate, was seen immediately post-treatment in virtually all patients. However, this condition had resolved itself by one week in the large majority of cases (93%). Purpura/bruising occurred in 27% of patients after the procedure was performed, and by the one week assessment had resolved in all but 5% of the patients. Minor or moderate edema was reported in only 13% of patients immediately after the procedure, and had universally resolved within a week. Numbness was common immediately after the CoolSculpting procedure, occurring in 87%. A week later only approximately half of the patients still experienced some degree of numbness (in no case marked), and by two months only 7% still had numbness; in all cases it was mild. At the six-month follow-up visit, no patient complained of numbness or tingling.

Blood was drawn from a subset of patients (n=10) for evaluation of serum lipids and liver tests. The mean values in all patient groups show no trends over time and there were no clinically meaningful differences between baseline and post-treatment values.

A total of four adverse events (AEs) were reported in our pivotal study. Two involved pain during the initial cooling exposure; in both cases treatment was discontinued. These events resolved without intervention approximately one week after treatment. One patient reported bruising in the treated area one-day post treatment. Resolution was documented at an optional follow-up conducted four weeks post treatment. The fourth AE involved a report of pain and muscle spasm in the treatment area rated as a one (minor in severity) occurring once a month for three months. In a follow-up visit three weeks after the complaint, the patient stated the muscle spasm had resolved and the patient did not feel that the spasms were related to the treatment. None of the AEs reported during this study were considered serious.

Conclusions.    The clinical findings of our pivotal study confirmed the safety and effectiveness of our CoolSculpting technology and procedure. Photographic review and ultrasound measurements demonstrated clinically significant and measurable reductions in the fat layer thickness in the treated area. Independent photo review of baseline and post-treatment images (the primary endpoint) yielded a correct identification percentage exceeding the 80% criteria, and a statistically significant achievement of the success criteria. No serious AEs were reported. Side effects and AEs were typically mild and transient and all resolved spontaneously without medical intervention. Post-treatment lipid profile and liver function test results exhibited only normal variations with no discernible difference from baseline. Patient survey results supported overall patient satisfaction with the treatment.

Research and Development

Our ongoing research and development activities are primarily focused on improving and enhancing our CoolSculpting System and the CoolSculpting procedure. Our research and development efforts related to CoolSculpting currently include:

•	Additional treatment indications. We intend to seek additional regulatory clearances from the FDA to expand our marketed indications for CoolSculpting in the United States to other areas of the body.

•

Additional applicators.    We are developing additional applicators for the CoolSculpting System to expand our range of available applicator sizes, which will provide physicians with additional flexibility in selecting the applicator that best fits the body contour to be treated.

•

Enhanced algorithms.    CoolSculpting utilizes our proprietary treatment algorithms to ensure the fat cells in the treated area are sufficiently cooled to obtain the desired aesthetic results while preserving the overlying skin and surrounding tissues. We are continuing to examine the interaction between controlled cooling and tissue response in order to enhance our proprietary treatment algorithms.

•

The CoolConnect feature.    Our CoolSculpting System currently records information regarding each treatment procedure, including information regarding procedure and patient statistics. Our direct sales force and our distributors currently collect this information for our analysis. We are in the process of adding wireless communication and networking functionality to each CoolSculpting System so that information regarding each treatment procedure is automatically transferred to our corporate headquarters.

•

Procedure tracking.    To help ensure we capture each procedure performed with our CoolSculpting System, we are continuing to optimize the security encryption in our CoolCards to protect against third- party manipulation or the use of counterfeit cartridges with our CoolSculpting System.

•	Design improvements. We are continuing to optimize the design of our CoolSculpting System to improve reliability and to reduce our manufacturing and repair costs.

•

Enhanced physician alert feature.    We are redesigning and globalizing the remote alert feature of the CoolSculpting System to page physicians at the end of a treatment cycle through the use of a smart phone or tablet.

In addition to these development activities related to CoolSculpting, we are exploring additional uses of our proprietary controlled-cooling technology platform for the dermatology, plastic surgery, and aesthetic markets. We also plan to explore potential therapeutic uses for our platform technology, either directly or through collaborative arrangements with strategic partners. Although MGH cannot restrict our future product development efforts, the terms of our license agreement with MGH may require us to pay MGH a royalty on commercial sales of future products we develop or that may be developed by our strategic partners. Whether we are required to pay a royalty will depend on whether our future products incorporate the intellectual propriety we license from MGH. Any royalty we are required to pay will reduce our proceeds from sales of such future products and may make it more difficult for us to successfully commercialize these products directly or through a strategic partner.

As of June 30, 2011, we had 34 employees focused on research and development. In addition to our internal team, we retain third-party-contractors from time to time to provide us with assistance on specialized projects. We also work closely with experts in the medical community to supplement our internal research and development resources. Research and development expenses for the years ended December 31, 2008, 2009, and 2010 and for the six months ended June 30, 2011 were $13.7 million, $8.0 million, $8.2 million, and $4.6 million, respectively.

Sales and Marketing

We selectively market and sell our CoolSculpting System to those dermatologists, plastic surgeons, and aesthetic specialists who we identify as having significant experience in performing aesthetic procedures as well as a willingness to position CoolSculpting as a premium, differentiated treatment. A market research study we commissioned from Easton Associates estimates that there are currently over 70,000 physicians who perform aesthetic procedures at approximately 30,000 practice sites worldwide, including over 16,000 physicians and approximately 8,000 practice sites within the United States and Canada. We are targeting 4,000 to 5,000 of these physician practice sites on a global basis that have our target characteristics. Some of our target practice sites have purchased or may elect to purchase more than one CoolSculpting System. As of June 30, 2011, we had an installed base of 629 CoolSculpting Systems worldwide.

Sales

In North America, we utilize our direct sales force to sell CoolSculpting to our target physicians. As of June 30, 2011, we had a 31-person North American direct sales force. To support the continued roll-out of CoolSculpting, we anticipate that our North America direct sales force will increase to between 50 and 70 sales professionals in the next 12 months.

In international markets, we sell CoolSculpting through a network of distributors. As of June 30, 2011, we had an international sales team of five employees supporting 23 independent distributors. The percentage of our revenue from customers located outside North America was approximately 34% in 2010, and approximately 26% for the six months ended June 30, 2011. We intend to increase penetration of our installed base in international markets in which CoolSculpting is currently sold and expand into attractive new international markets by identifying and training qualified distributors. In addition, we may opportunistically hire a direct sales force and expand our marketing campaigns in select foreign markets. We require our distributors to provide customer training, to invest in equipment and marketing, and to attend certain exhibitions and industry meetings.

Physician Marketing and Support Programs

We intend to drive CoolSculpting procedures through our targeted marketing and physician support programs. Our Sales Training and Enhanced Practices (S.T.E.P.) Program provides physicians and their staff with sales training, practice marketing, and support services to help them make CoolSculpting a key component of their practices. We have hired and trained a group of S.T.E.P. support specialists who are focused on implementing our S.T.E.P. program. These specialists educate our physician customers on current CoolSculpting best practices and provide physicians and their staff with sales and marketing training and support to help them increase patient demand for CoolSculpting procedures. We require our S.T.E.P. support specialists to spend at least one day with each physician practice per quarter. In June 2011, we launched a comprehensive S.T.E.P. certification program. To become certified, physicians must commit to engage in quarterly business strategy meetings with one of our S.T.E.P. support specialists, educate members of their office in our CoolSculpting best practices, and adopt our guidelines for before and after patient photographs. Once certified, physicians receive distinction on our website and preference in our online geographic physician locator service.

We expect to implement our S.T.E.P. Select Partner Blueprint program in July 2011. This program will provide physicians with quarterly sales and utilization reports, an automated tool for improving patient conversion rates, ready-to-go marketing materials and advertisements, ideas for building awareness of their practice as a CoolSculpting provider, and assistance with setting sales goals. We also plan to implement a co-op advertising program designed to stimulate physicians to promote CoolSculpting to new aesthetic patients through advertising and cross-promotions with salons, fitness centers, and health food stores. We also will continue to participate in industry tradeshows, clinical workshops, and company-sponsored conferences with expert panelists.

Direct-to-Consumer Marketing

As we grow our installed base of CoolSculpting Systems, we intend to utilize a targeted and strategic direct-to-consumer marketing program to create awareness of CoolSculpting among consumers, notably those consumers who have not previously elected to undergo an aesthetic procedure and who may not presently visit our physician customers. We have an active public relations campaign and have been highlighted on such national broadcasts as the Today Show, Good Morning America, CBS Early Show, Extra, and Rachel Ray Show, as well as numerous local news programs. We also intend to continue our active media presence and our social media programming, such as Facebook, Twitter, YouTube, and targeted blogs through pay-per-click advertising, testimonials, and video presentations.

Customer Support

We strive to provide our physician customers and authorized distributors with superior customer support. We maintain a staff of 11 Customer Care personnel at our facility in Pleasanton, California who are available by telephone and email to field inquiries, troubleshoot product issues, facilitate sales activities and support the commercial activities of our international distributors. In addition, we provide worldwide 24/7 technical support to our physician customers and distributors year round. In the event of a technical issue with a CoolSculpting System in North America, our call center arranges for a service call by one of our Customer Care personnel. Our goal is to minimize the disruption caused by a service event, and we strive to repair the physician’s CoolSculpting System or provide the physician with a replacement CoolSculpting System within one day after notifying us of a problem. In markets outside of North America, our CoolSculpting System is serviced and supported through our independent distributors and certified third-party service providers. We proactively deploy replacement CoolSculpting Systems, modules, and components to strategic hubs worldwide to facilitate quick response time to service events and to maximize customer “up time.”

We provide a three-year standard warranty on our CoolSculpting control units and a one-year warranty on our CoolSculpting applicators. In addition to these product warranties, we offer two years of extended warranty service on our control units and applicators. We also offer extended warranties as well as out-of-warranty servicing.

Manufacturing

We occupy an approximately 43,000 square foot facility in Pleasanton, California, of which 6,800 square feet are dedicated to our manufacturing, product development, and clinical activities. We manufacture our CoolSculpting System through a combination of direct manufacturing at this facility and through third-party manufacturers. We plan to outsource all manufacturing and distribution of our CoolSculpting System to third-party manufacturers by 2013, and will use our available manufacturing space at our Pleasanton facility to support our product development and clinical activities.

We perform final testing and distribution of our CoolSculpting System, including procedure packs, at our Pleasanton facility. We also manufacture our CoolCurve and CoolCore applicators at our Pleasanton facility. Our CoolSculpting control units, CoolMax applicators, and CoolCards are manufactured by a single source manufacturer, OnCore Manufacturing LLC, or OnCore, at its manufacturing facility in San Jose, California. OnCore also has manufacturing facilities in San Marcos, California and Tijuana, Mexico that can be used to manufacture our CoolSculpting control units and applicators in the event of a disaster at its facility in San Jose, California. Our consumable gelpads are manufactured by Katcheco, Inc. in Des Moines, Iowa and Unicep Packaging, Inc., in Sandpoint, Idaho. Our consumable liners are manufactured by a single source manufacturer, Coastline International, Inc., in Tijuana, Mexico. During 2012, we intend to secure a second manufacturer for our consumable liners.

In addition, our CoolSculpting System contains two critical components, the integrated circuit contained in the CoolSculpting control unit, which is manufactured by Renesas Electronics Corporation in Japan, and the connector that attaches our applicators to the control unit, which is manufactured by Hypertronics Corporation in Hudson, Massachusetts. We do not have supply agreements with the suppliers of these critical components beyond purchase orders. However, we maintain a safety stock inventory for these critical components equal to one year of forecasted part requirements of the integrated circuit and one month of connectors in finished assemblies at OnCore, as well as at least a three month supply of connectors to support open purchase orders.

Manufacturing facilities that produce finished medical devices intended for distribution in the United States and internationally are subject to regulation and periodic unannounced inspection by the FDA and other domestic and international regulatory agencies. In the United States, we are required to manufacture our products in compliance with the FDA’s Quality System Regulation, or QSR, which cover the methods and documentation of the design, testing, control, manufacturing, labeling, quality assurance, packaging, storage, and shipping of our products. The FDA inspected our facilities in April 2011, and had no findings or observations. In international markets, we are required to obtain and maintain various quality assurance and quality management certifications. We have obtained the following international certifications: ISO 13485:2003 Quality Management Systems Requirements for regulatory purposes, ISO 13485:2003 under CMDCAS (Canada), Ordinance 169 certification (Japan), 93/42/EEC MDD certification to Annex II Full Quality System (Europe).

Neither our third-party manufacturers nor our suppliers are currently required to comply with the FDA’s QSR, as these parties do not provide us with a finished medical device. However, we maintain a quality system designed to be compliant to QSR and have procedures in place designed to ensure that all products and materials purchased by us conform to specified requirements, including evaluation of suppliers, and where required, qualification of the components supplied.

We have determined to outsource the manufacturing of our CoolSculpting control units and applicators at OnCore’s facility in Tijuana, Mexico by 2013. OnCore will also perform final testing and distribution of the CoolSculpting System and our procedure packs. We believe that OnCore’s existing facilities in San Jose and Tijuana will be adequate to meet our current and future manufacturing needs. Prior to transferring final product manufacturing and distribution to OnCore, OnCore will be required to comply with the QSR and obtain the quality assurance and quality management certifications required by the international regulatory agencies in countries in which we market CoolSculpting. The OnCore manufacturing site in San Jose, California is certified to ISO 13485:2003 for contract manufacturing service of printed circuit board assemblies and system box builds for the medical industry. The OnCore manufacturing site in Tijuana, Mexico is ISO 13485:2003 certified for manufacture and assembly of printed circuit boards for general industrial applications.

Competition

The medical technology and aesthetic product markets are highly competitive and dynamic, and are characterized by rapid and substantial technological development and product innovations. Demand for CoolSculpting could be limited by the products and technologies offered now or in the future by our competitors. In the United States, CoolSculpting is the only non-invasive, FDA-cleared product that utilizes cooling technology to selectively reduce fat cells beneath the skin through a natural biological process known as apoptosis. All other existing non-invasive, FDA-cleared products that are marketed for body contouring are based on heat or other forms of energy and, as a result, eliminate fat cells by triggering the body’s wound healing response. As a result, CoolSculpting does not have any direct competition in United States, but indirectly competes with these energy-based technologies as well as other aesthetic products and technologies for physician resources and mindshare. Due to less stringent regulatory requirements, there are many more aesthetic products and procedures available for use in international markets than are approved for use in the United States. There are also fewer limitations on the claims our competitors in international markets can make about the effectiveness of their products and the manner in which they can market them. As a result, we face even greater competition in these markets than in the United States.

Some of our competitors have a broad range of product offerings, large direct sales forces, and long-term customer relationships with our target physicians, which could inhibit our market penetration efforts. Our potential physician customers also may need to recoup the cost of expensive products that they have already purchased from our competitors, and thus they may decide to delay or not to purchase our CoolSculpting System.

We believe that CoolSculpting competes largely on the basis of the following competitive factors:

•	consistency, predictability, and durability of aesthetic results;

•	patient safety and experience;

•	physician practice economic benefit;

•	product placement and distribution strategy;

•	procedure cost to patients; and

•	effectiveness of sales and marketing programs and initiatives.

Patents and Proprietary Technology

To establish and protect our proprietary technologies and products, we rely on a combination of patent, copyright, trademark, and trade-secret laws, as well as confidentiality provisions in our contracts. We have implemented a patent strategy designed to protect our technology and facilitate commercialization of our current and future products. As of June 1, 2011, our patent portfolio is comprised of five issued U.S. patents, 37 issued foreign counterpart patents, 17 pending U.S. patent applications, 56 pending foreign counterpart patent applications, and one pending PCT patent application-each of which we either own directly or we are the exclusive licensee. Our intellectual property portfolio for our core Cryolipolysis technology was built through the combination of licensing patents from third parties and the issuance of new patents to us as the result of our ongoing development activities. Many of our issued and pending patents were exclusively licensed from MGH and generally relate to our core technology relating to our CoolSculpting System. In general, patents have a term of 20 years from the application filing date or earliest claimed priority date. We expect our issued and exclusively licensed patents to expire in 2023 or later.

We also rely on trade secrets, technical know-how, contractual arrangements, and continuing innovation to protect our intellectual property and maintain our competitive position. We have a policy to enter into confidentiality agreements with third parties, employees, and consultants. We also have a policy that our employees and consultants sign agreements requiring that they assign to us their interests in intellectual property such as patents and copyrights arising from their work for us. It is our policy that all employees sign an agreement not to compete unfairly with us during their employment and upon termination of their employment through the misuse of confidential information, soliciting employees, and soliciting customers.

ZELTIQ®, CoolSculpting®, and our logo are registered trademarks in the United States and in certain foreign countries.

Material Agreements

MGH License Agreement

In May 2005, we entered into an exclusive license agreement with MGH, pursuant to which MGH granted to us an exclusive worldwide, royalty-bearing license to patent applications related to our controlled-cooling platform technology, including the removal of cutaneous, subcutaneous or subdermal fat, treatment or removal of cellulite, and any therapy or procedures to the tissues and structures of the skin, subcutaneous tissue, and tumors, lesions and adipose tissue of the skin and of subdermal tissue. As consideration for the license granted to us by MGH, we agreed to pay to MGH (i) an upfront, non-refundable license issue fee of $250,000, (ii) a non-refundable minimum annual license maintenance payment of $75,000, $100,000, $150,000, and $200,000 upon the first, second, third, and each subsequent anniversary of the effective date of the agreement following our first commercial sale, respectively, credited against royalty payments due to MGH on net income and distributor income in the same year, (iii) payments totaling approximately $8.1 million upon the successful achievement of regulatory and commercial milestones, including (a) payments previously paid by us totaling $1.1 million, (b) $1 million due upon achieving cumulative net sales of $70 million, and (c) $6 million due upon the earlier to occur of achieving cumulative net sales of $200 million or the completion of a change of control as defined in the agreement, including a qualifying initial public offering (which this offering will be) and (iv) a 7% royalty on net sales (as defined in the agreement) of CoolSculpting. MGH may elect to receive up to 50% of each of the remaining milestone payments in our common stock, subject to a cap on the total percentage of our common stock on a fully-diluted basis. We have the option to buy down up to 25% of the future royalty payments. We also agreed to pay to MGH a percentage of sublicense royalties in certain circumstances and to reimburse MGH for all costs associated with the preparation, filing, prosecution, and maintenance of the patent rights under the agreement.

The agreement will remain in full force and effect for the later of (i) the life of any patents that issue from the underlying patent applications, which are expected to expire in 2023 or (ii) one year after the last commercial sale for which a royalty is due to MGH, unless terminated in accordance with its terms and conditions. MGH may terminate the agreement upon our insolvency, failure to maintain insurance, breach of the agreement, failure to satisfy our development progress obligations, or failure to make required payments. We may terminate the agreement for any reason upon 90 days’ advance written notice to MGH.

OnCore Manufacturing Services Agreement

We have in place a manufacturing services agreement with OnCore pursuant to which OnCore exclusively manufactures and supplies to us our CoolSculpting control units, certain of our applicators and our CoolCards in quantities to be specified in individual purchase orders provided by us. Under the terms of this agreement, pricing for the these products is based on kit quantities quoted to us, which may be updated or amended from time to time upon written agreement of OnCore and us. OnCore provides us a limited manufacturing warranty, whereby OnCore warrants that those products assembled or customized by it will be free from defects caused solely by faulty assembly or customization and will conform to specifications for 360 days after delivery. Our remedies under the terms of the agreement include a refund of the purchase price, repair by OnCore of the defective product, or replacement of any such product. In addition, OnCore has agreed to indemnify us from all liabilities arising from, or related to, any third party claim arising from (i) the failure or alleged failure of its products to comply with mutually agreed specifications as a result of improper assembly or (ii) allegations that OnCore’s manufacturing processes infringe any third party intellectual property rights not specified by us. This agreement has an indefinite term, but may be terminated by either us or OnCore (i) for any reason upon six months advance written notice or (ii) for cause.

Government Regulation

The design, development, manufacture, testing and sale of our diagnostic products are subject to regulation by numerous governmental authorities, principally the FDA, and corresponding state and foreign regulatory agencies.

Regulation by the FDA

In the United States, the Federal Food, Drug, and Cosmetic Act, or FDCA, FDA regulations and other federal and state statutes and regulations govern, among other things, medical device design and development, preclinical and clinical testing, premarket clearance or approval, registration and listing, manufacturing, labeling, storage, advertising and promotion, sales and distribution, export and import, and post-market surveillance. The FDA regulates the design, manufacturing, servicing, sale, and distribution of medical devices, including aesthetic devices. Failure to comply with applicable U.S. requirements may subject a company to a variety of administrative or judicial sanctions, such as warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties, and criminal prosecution. The FDA can also refuse to approve pending applications.

Each medical device we wish to distribute commercially in the United States will require marketing authorization from the FDA prior to distribution. The two primary types of FDA marketing authorization applicable to a device are premarket notification, also called 510(k) clearance, and premarket approval, also called PMA approval. The type of marketing authorization is generally linked to the classification of the device. The FDA classifies medical devices into one of three classes (Class I, II, or III) based on the degree of risk the FDA determines to be associated with a device and the level of regulatory control deemed necessary to ensure the device’s safety and effectiveness. Devices requiring fewer controls because they are deemed to pose lower risk are placed in Class I or II. Class I devices are deemed to pose the least risk and are subject only to general controls applicable to all devices, such as requirements for device labeling, premarket notification, and adherence to the FDA’s current Good Manufacturing Practices, or cGMP, and Quality System Requirements, as reflected in its QSR. Class II devices are intermediate risk devices that are subject to general controls and may also be subject to special controls such as performance standards, product-specific guidance documents, special labeling requirements, patient registries, or postmarket surveillance. Class III devices are those for which insufficient information exists to assure safety and effectiveness solely through general or special controls and include life-sustaining, life-supporting or implantable devices, devices of substantial importance in preventing impairment of human health, or which present a potential, unreasonable risk of illness or injury.

Most Class I devices and some Class II devices are exempted by regulation from the 510(k) clearance requirement and can be marketed without prior authorization from the FDA. Some Class I devices that have not been so exempted and Class II devices are eligible for marketing through the 510(k) clearance pathway. By contrast, devices placed in Class III generally require PMA approval or 510(k) de novo clearance prior to commercial marketing. The PMA approval process is more stringent, time-consuming, and expensive than the 510(k) clearance process; however, the 510(k) clearance process has also become increasingly stringent and expensive.

A premarket notification for the CoolSculpting System was submitted to the FDA on February 25, 2008 for the additional indication of cold-assisted lipolysis and a reduction in the subcutaneous fat layer. The premarket notification was subsequently determined by the FDA to be not substantially equivalent to the predicates identified because the device had a new intended use, that is, it alters the therapeutic effect impacting safety and effectiveness and; therefore, automatically classified it as Class III. We petitioned the FDA that the classification for the CoolSculpting System with the additional indication of cold-assisted lipolysis and a reduction in the subcutaneous fat layer should be Class II because it does not support or sustain human life, is not of substantial importance in preventing impairment of human health, and does not present a potential, unreasonable risk of illness or injury. In September 2010, the FDA issued a clearance letter concluding that the device would be classified as a Class II device.

510(k) clearance.    To obtain 510(k) clearance for a medical device, an applicant must submit a premarket notification to the FDA demonstrating that the device is “substantially equivalent” to a device legally marketed in the United States that is not subject to PMA approval, commonly known as the “predicate device.” A device is substantially equivalent if, with respect to the predicate device, it has the same intended use and has either (i) the same technological characteristics or (ii) different technological characteristics and the information submitted demonstrates that the device is as safe and effective as a legally marketed device and does not raise different questions of safety or effectiveness. A showing of substantial equivalence sometimes, but not always, requires clinical data. Generally, the 510(k) clearance process can exceed 90 days and may extend to a year or more.

After a device has received 510(k) clearance for a specific intended use, any change or modification that significantly affects its safety or effectiveness, such as a significant change in the design, materials, method of manufacture or intended use, may require a new 510(k) clearance or PMA approval and payment of an FDA user fee. The determination as to whether or not a modification could significantly affect the device’s safety or effectiveness is initially left to the manufacturer using available FDA guidance; however, the FDA may review this determination to evaluate the regulatory status of the modified product at any time and may require the manufacturer to cease marketing and recall the modified device until 510(k) clearance or PMA approval is obtained. The manufacturer may also be subject to significant regulatory fines or penalties.

Before we can submit a medical device for 510(k) clearance, we may have to perform a series of generally short studies over a period of months, including method comparison, reproducibility, interference and stability studies to ensure that users can use the device successfully. Some of these studies may take place in clinical environments, but are not usually considered clinical trials. For PMA submissions, we would generally be required to conduct a longer clinical trial over a period of years that supports the clinical utility of the device and how the device will be used.

PMA approval.    A PMA application requires the payment of significant user fees. PMA applications must be supported by valid scientific evidence, which typically requires extensive data, including technical, preclinical, clinical, and manufacturing data, to demonstrate to the FDA’s satisfaction the safety and effectiveness of the device. A PMA application must also include, among other things, a complete description of the device and its components, a detailed description of the methods, facilities and controls used to manufacture the device, and proposed labeling.

The FDA has 45 days from its receipt of a PMA to determine whether the application will be accepted for filing based on the agency’s threshold determination that it is sufficiently complete to permit substantive review. Once the submission is accepted for filing, the FDA begins an in-depth review. During this review period, the FDA may request additional information or clarification of information already provided. In addition, the FDA will conduct a pre-approval inspection of the manufacturing facility or facilities to ensure compliance with the QSR, which requires manufacturers to follow design, testing, control, documentation and other quality assurance procedures.

FDA review of an initial PMA application is required by statute to take between six to 10 months, although the process typically takes significantly longer, and may require several years to complete. The FDA can delay, limit, or deny approval of a PMA application for many reasons, including:

•	it is not demonstrated that there is reasonable assurance that the device is safe or effective under the conditions of use prescribed, recommended, or suggested in the proposed labeling;

•	the data from preclinical studies and clinical trials may be insufficient; and

•	the manufacturing process, methods, controls, or facilities used for the manufacture, processing, packing, or installation of the device do not meet applicable requirements.

If the FDA evaluations of both the PMA application and the manufacturing facilities are favorable, the FDA will either issue an approval letter or an approvable letter, which usually contains a number of conditions that must be met in order to secure final approval of the PMA. If the FDA’s evaluation of the PMA or manufacturing facilities is not favorable, the FDA will deny approval of the PMA or issue a not approvable letter. A not approvable letter will outline the deficiencies in the application and, where practical, will identify what is necessary to make the PMA approvable. The FDA may also determine that additional clinical trials are necessary, in which case the PMA approval may be delayed for several months or years while the trials are conducted and then the data submitted in an amendment to the PMA. Once granted, PMA approval may be withdrawn by the FDA if compliance with post approval requirements, conditions of approval or other regulatory standards is not maintained or problems are identified following initial marketing.

Approval by the FDA of new PMA applications or PMA supplements may be required for modifications to the manufacturing process, labeling, device specifications, materials or design of a device that is approved through the PMA process. PMA supplements often require submission of the same type of information as an initial PMA application, except that the supplement is limited to information needed to support any changes from the device covered by the original PMA application and may not require as extensive clinical data or the convening of an advisory panel.

Regulation After FDA Clearance or Approval

Any devices we manufacture or distribute pursuant to clearance or approval by the FDA are subject to pervasive and continuing regulation by the FDA and certain state agencies. We are required to adhere to applicable regulations setting forth detailed cGMP requirements, as set forth in the QSR, which include, among other things, testing, control and documentation requirements. Non-compliance with these standards can result in, among other things, fines, injunctions, civil penalties, recalls or seizures of products, total or partial suspension of production, refusal of the government to grant 510(k) clearance or PMA approval of devices, withdrawal of marketing approvals and criminal prosecutions. We have designed and implemented our manufacturing facilities under the FDA’s cGMP requirements.

Because we are a manufacturer of medical devices, we must also comply with medical device reporting requirements by reviewing and reporting to the FDA whenever there is evidence that reasonably suggests that one of our products may have caused or contributed to a death or serious injury. We must also report any incident in which our product has malfunctioned if that malfunction would likely cause or contribute to a death or serious injury if it were to recur. Labeling and promotional activities are subject to scrutiny by the FDA and, in certain circumstances, by the Federal Trade Commission. Medical devices approved or cleared by the FDA may not be promoted for unapproved or uncleared uses, otherwise known as “off-label” promotion. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability, including substantial monetary penalties and criminal prosecution.

Export of Our Products

Export of products subject to the 510(k) notification requirements, but not yet cleared to market, is permitted with FDA authorization provided certain requirements are met. Unapproved products subject to the PMA approval requirements may be exported if the exporting company and the device meet certain criteria, including, among other things, that the device complies with the laws of the receiving country and the company submits a “Simple Notification” to the FDA when the company begins to export. If the company or device does not comply with such criteria, FDA approval must be obtained for export. To obtain FDA export approval, if required, we must meet certain requirements, including, among other things and with some exceptions, documentation demonstrating that the product is approved for import into the country to which it is to be exported and, in some instances, safety data to demonstrate that export of the device will not be contrary to public health or safety.

Food and Drug Amendments Act of 2007

The Food and Drug Amendments Act, or FDAAA, expanded the federal government’s clinical trial registry and results databank maintained by the NIH to include all (with limited exceptions) medical device trials. In particular, it requires certain information about device trials, including a description of the trial, participation criteria, location of trial sites, and contact information, to be sent to NIH for inclusion in a publicly accessible database. In addition, the results of clinical trials that form the primary basis for efficacy claims or are conducted after a device is approved or cleared must be posted to the results databank. Under the FDAAA, companies that violate these and other provisions of the new law are subject to substantial civil monetary penalties. We are in compliance with FDAAA’s clinical registry requirements.

Foreign Government Regulation

The regulatory review process for medical devices varies from country to country, and many countries also impose product standards, packaging requirements, environmental requirements, labeling requirements and import restrictions on devices. Each country has its own tariff regulations, duties, and tax requirements. Failure to comply with applicable foreign regulatory requirements may subject a company to fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions, criminal prosecution, or other consequences.

Fraud and Abuse Regulations

We may be subject to numerous federal and state health care anti-fraud laws, including the federal anti-kickback statute and False Claims Act, that are intended to reduce waste, fraud, and abuse in the health care industry. These laws are broad and subject to evolving interpretations. They prohibit many arrangements and practices that are lawful in industries other than health care, including certain payments for consulting and other personal services, some discounting arrangements, the provision of gifts and business courtesies, the furnishing of free supplies and services, and waivers of payments. In addition, many states have enacted or are considering laws that limit arrangements between medical device manufacturers and physicians and other health care providers and require significant public disclosure concerning permitted arrangements. These laws are vigorously enforced against medical device manufacturers and have resulted in manufacturers paying significant fines and penalties and being subject to stringent corrective action plans and reporting obligations. We must operate our business within the requirements of these laws and, if we were accused of violating them, could be forced to expend significant resources on investigation, remediation, and monetary penalties. Companies targeted in such prosecutions have paid substantial fines in the hundreds of millions of dollars or more, have been forced to implement extensive corrective action plans, can be excluded from federal health care programs and become subject to substantial civil and criminal penalties, and have often become subject to consent decrees severely restricting the manner in which they conduct their business.

Because we have commercial operations overseas, we are subject to the Foreign Corrupt Practices Act (FCPA) and other countries’ anti-corruption/anti-bribery regimes, such as the U.K. Bribery Act. The FCPA prohibits improper payments or offers of payments to foreign governments and their officials for the purpose of obtaining or retaining business. Safeguards we implement to discourage improper payments or offers of payments by our employees, consultants, sales agents or distributors may be ineffective, and violations of the FCPA and similar laws may result in severe criminal or civil sanctions, or other liabilities or proceedings against us, any of which would likely harm our reputation, business, financial condition and result of operations.

Patient Protection and Affordable Care Act

Our operations will also be impacted by the federal Patient Protection and Affordable Care Act of 2010, as modified by the Health Care and Education Reconciliation Act of 2010, which we refer to as the Affordable Care Act (ACA). The ACA imposes a 2.3% excise tax on sales of medical devices by manufacturers. Taxable devices include any medical device defined in Section 201(h) of the FDCA and intended for use by humans, with limited exclusions for devices purchased by the general public at retail for individual use. There is no exemption for small companies, and we expect to begin paying the tax in 2013.

The ACA also requires manufacturers to report to the Department of Health and Human Services detailed information about financial arrangements with physicians and teaching hospitals. These reporting provisions preempt state laws that require reporting of the same information, but not those that require reports of different or additional information. Failure to comply subjects the manufacturer to significant civil monetary penalties. We expect compliance with the ACA to impose significant administrative and financial burdens on us.

Environmental Regulation

We are subject to numerous foreign, federal, state, and local environmental, health and safety laws and regulations relating to, among other matters, safe working conditions, product stewardship and environmental protection, including those governing the generation, storage, handling, use, transportation and disposal of hazardous or potentially hazardous materials. Some of these laws and regulations require us to obtain licenses or permits to conduct our operations. Environmental laws and regulations are complex, change frequently and have tended to become more stringent over time. Although the costs to comply with applicable laws and regulations have not been material, we cannot predict the impact on our business of new or amended laws or regulations or any changes in the way existing and future laws and regulations are interpreted or enforced, nor can we ensure we will be able to obtain or maintain any required licenses or permits.

Employees

As of June 30, 2011, we had 132 employees, with 61 employees in sales and marketing, 34 in research and development, including clinical, regulatory and certain quality functions, 15 employees in operations, and 22 employees in general and administrative. We have never had a work stoppage and none of our employees are covered by collective bargaining agreements or represented by a labor union. We believe our employee relations are good.

Facilities

We occupy an approximately 43,000 square foot facility in Pleasanton, California, under a lease that ends in December 2013. We have an option to extend the lease for an additional five-year term. We believe that our existing facilities are adequate to meet our needs for the foreseeable future as we continue to implement our out-sourcing manufacturing strategy.

Legal Proceedings

We are subject from time to time to various claims and legal actions during the ordinary course of our business. We believe that there are currently no claims or legal actions that would reasonably be expected to have a material adverse effect on our results of operations, financial condition, or cash flows.

General Information

We were originally incorporated in Delaware in March 2005 as Juniper Medical, Inc. In July 2007, we changed our name to ZELTIQ Aesthetics, Inc. Our principal corporate offices are located at 4698 Willow Road, Suite 100, Pleasanton, CA 94588 and our telephone number is (925) 474-2500. Our website is located at www.coolsculpting.com. The information contained on, or that can be accessed through, our website is not a part of this prospectus.

Management

Directors and Officers

The following table provides information regarding our directors and officers, including their ages and positions, as of August 17, 2011:

Name	Age	Position
Executive Officers
Gordon E. Nye	56	Chief Executive Officer, President, and Director
John F. Howe	58	Chief Financial Officer and Senior Vice President
Dennis J. Jarvis	61	Chief Marketing Officer
Kristine N. Tatsutani, Ph.D.	44	Chief Technology Officer and Vice President of Enhanced Clinical Outcomes
Richard W. Poinsett	60	Senior Vice President of Operations
Stephen W. Atkinson	44	Senior Vice President of International
Joshua T. Brumm	33	Vice President of Corporate Development
David H. Heagy	47	Vice President of North American Sales
Ian P. West, Ph.D., C.Eng., FIET	43	Vice President of Product Development

Non-Employee Directors
Mark J. Foley	46	Director
Jean M. George(2)	53	Director
Kevin C. O’Boyle(1)(2)	55	Director
Bryan E. Roberts, Ph.D.(3)	44	Director
Andrew N. Schiff, M.D.(1)(2)(3)	45	Director
Robert B. Stockman(1)(3)	57	Director

(1)	Member of our Audit Committee.
(2)	Member of our Compensation Committee.
(3)	Member of our Nominating and Corporate Governance Committee.

Executive Officers

Gordon E. Nye has served as President and Chief Executive Officer and Director since September 2009.

From August 2003 to July 2009, Mr. Nye served as general partner of Prism VentureWorks, a venture capital firm, where he was a member of the life sciences investment team. As a Managing Director of Group Outcome LLC (an angel investment club formed in 1998), Mr. Nye was both an angel investor in and the interim Chief Executive Officer for REVA Medical, Inc., an ASX-listed medical device company. Mr. Nye remains a Director of REVA. Prior to that time, he served as President and Chief Executive Officer of two former Johnson & Johnson divisions (“A” Company Orthodontics, Inc. and Critikon Company, LLC) after they were acquired in management buyouts. He has also held a variety of marketing, sales, and general management roles for L.A. Gear, Inc., Olin Ski Company, Inc., Reebok, Ltd., and The Gillette Company. Mr. Nye also served on the board of directors of Insulet, Inc., a medical device company, from 2004 to 2008. Mr. Nye received his M.B.A from the Amos Tuck School of Business at Dartmouth College, where he also received his undergraduate degree. He currently sits on the board of Systagenix Wound Management, Ltd., and REVA Medical, Inc. We believe Mr. Nye is qualified to serve on our Board of Directors based on his 30-year track record of branding, new product development, and value creation across diverse industries—each of which relates to our commercial opportunity.

John F. Howe has served as Chief Financial Officer and Senior Vice President since January 2011. Mr. Howe first joined us as Chief Financial Officer in October 2009. Prior to joining ZELTIQ, Mr. Howe served as President and Chief Executive Officer from March 2007 to March 2009 and previously served as Chief Financial Officer and Chief Operations Officer for Sanarus Medical, Inc. from October 2005 to March 2007, where he developed and sold medical devices for diagnosing and treating breast disease. Mr. Howe served as the Chief Financial Officer for Eunoe, Inc., a company focused on developing a shunting device for treating Alzheimer’s disease, from October 2002 to September 2005. Prior to April 2002, he served as Chief Financial Officer for VidaMed, Inc., a publicly-held company that developed and marketed an RF energy-based device for treating enlarged prostate. Mr. Howe brings 30 years of financial and operational experience within the medical device industry. He received his B.S. in Finance, with honors, from San Diego State University.

Dennis J. Jarvis has served as Chief Marketing Officer since January 2011. Prior to joining ZELTIQ, Mr. Jarvis served as Vice President of Marketing at Ophthonix, Inc., a venture-backed vision correction company, from August 2003 to December 2010 and as Group Director of Marketing with VISTAKON, Johnson & Johnson Vision Care from June 1998 to December 2001. Prior to crossing over into the medical technology field, he held senior management positions focusing on marketing, sales, and market research with prominent consumer companies including The Gillette Company, where he was responsible for launching 15 new products, as well as Reebok, Ltd. and Spencer Gifts, a division of NBC-Universal. Mr. Jarvis began his career with Marsteller Inc., the advertising arm of leading global public relations and communications firm Burson-Marsteller. Mr. Jarvis earned his Ph.D. and Masters of Arts in Communications from Southern Illinois University and his B.S. from The College at Brockport, State University of New York. He also taught Marketing Management in the M.B.A program at Simmons College in Boston.

Kristine N. Tatsutani, Ph.D. has served as Chief Technology Officer and Vice President of Enhanced Clinical Outcomes since July 2011 and had previously served as Chief Technology Officer and Vice President of Clinical Affairs since May 2011. Dr. Tatsutani has 17 years of experience in the field of medical research and medical devices specifically focused in cryogenic applications in oncology, interventional cardiology, electrophysiology, and aesthetic medicine. Prior to joining ZELTIQ, Dr. Tatsutani served as Vice President, Clinical and Scientific Development at MyoScience, Inc., a company developing a cryogenic technology for another aesthetic application, from June 2008 to May 2011. Before that, she held scientific and clinical leadership positions at Boston Scientific from March 2005 to May 2008, and at CryoVascular Systems, Inc. from September 1998 to March 2005. Dr. Tatsutani earned her Ph.D. in Mechanical Engineering, specializing in cryobiology, as well as her Master of Science and Bachelor of Science in Mechanical Engineering at the University of California, Berkeley. She has multiple patents and scientific publications in the field of cryobiology and cryogenic medicine.

Richard W. Poinsett has served as Senior Vice President of Operations since July 2011. Prior to that time, he served as Vice President of Reliability, Integrity and Supply Chain from June 2010 to July 2011, leading our manufacturing, quality assurance, and regulatory initiatives. He also manages the execution of global expansion plans to accelerate our growth in the aesthetic device market. Prior to joining ZELTIQ, Mr. Poinsett served as Vice President of Quality Assurance, Regulatory Affairs and Engineering at Greer Laboratories, Inc. from November 2004 to June 2010; Vice President, Development, Regulatory Affairs and Quality Assurance for In Sound Medical, Inc. from October 2003 to June 2004; and General Manager of REVA Medical, Inc. from September 2001 to December 2003. Prior to REVA Medical, Inc., he held several senior operations management positions at medical device companies. Mr. Poinsett brings over 20 years of senior management experience in operations, R&D, quality assurance, and regulatory affairs to ZELTIQ, primarily in the medical device sector. Mr. Poinsett holds an M.B.A. from Pepperdine University and a B.S. in electrical engineering from Purdue University.

Stephen W. Atkinson has served as Senior Vice President of International since July 2011. Prior to joining ZELTIQ, Mr. Atkinson served from July 2008 to June 2011 as Chief Executive Officer at SYSTAGENIX, a private equity backed wound care company that he carved out from Johnson & Johnson, with direct sales to 15 countries and indirect sales to over 30 more. From 2002 to 2008, Mr. Atkinson served as Area Vice President at CR BARD Inc., a diversified medical device company, where he was responsible for the business in several European countries. Before that, Mr. Atkinson served as Vice President and Managing Director of Europe, Middle East & Africa for CRITIKON LLC, a private equity backed company that was divested to GE MEDICAL, where he continued to serve as a European Vice President for their Sub-Acute Care, Supplies, and

Accessories business. Mr. Atkinson started his career in medical devices with ten years of service at Johnson and Johnson in various sales, marketing, and general management roles. Mr. Atkinson was awarded a B.A. with Honors from the Carnegie School of Leeds Metropolitan University in the United Kingdom, and in 2005 completed the Advanced Executive Program at the Kellogg Business School at Northwestern University in Chicago.

Joshua T. Brumm has served as Vice President of Corporate Development since July 2011. Previously, Mr. Brumm has served as Senior Managing Director, International Sales and Corporate Development from January 2011 to July 2011, as Director, International Sales and Corporate Development from June 2010 to January 2011, and Director, Corporate Development and Strategy from December 2009 to June 2010. Prior to joining ZELTIQ, Mr. Brumm served as Director of Finance at Proteolix, Inc. from March 2009 to December 2009, at which time it was acquired by Onyx Pharmaceuticals, and as a Healthcare Investment Banking Associate with Citigroup Global Markets, Inc. from June 2007 to March 2009. Prior to June 2007, he served as Chief Executive Officer and Founder of Nu-Ag Distribution, LLC from December 2002 to the company’s sale in June 2007 and as a Healthcare Investment Banking Analyst at Morgan Stanley from May 2001 to August 2002. Mr. Brumm holds a B.B.A. from the University of Notre Dame.

David H. Heagy has served as Vice President of North American Sales since April 2010 and had previously served as Director of Sales since March 2008. Before joining ZELTIQ, he served as Western Regional Sales Director at Sciton, Inc., a manufacturer of aesthetic lasers, from March 2005 to March 2008. He also has been employed at Thermage, Oratec Interventions, Sulzer Spinetech, Boston Scientific, and U.S. Surgical in various sales and sales management positions. Mr. Heagy has 19 years of experience in medical devices introducing new technologies in aesthetics, orthopedics, interventional cardiology, and laparoscopic surgery. Mr. Heagy earned his B.A. in Marketing from the University of Florida.

Ian P. West, Ph.D., C.Eng., FIET has served as Vice President of Product Development since April 2011. Prior to joining ZELTIQ, Dr. West served as Director of Engineering, OEM Monitoring at Philips Healthcare from January 2008 to March 2011 and Engineering General Manager, Specialty Monitoring at GE Healthcare from October 2001 to December 2007. Prior to October 2001, Dr. West served as Director of Program Management at CRITIKON LLC and in various and management positions with Johnson & Johnson Medical, Inc. Dr. West earned his Ph.D. in Engineering and his B.Eng at the University of Liverpool, United Kingdom.

Non-Employee Directors

Mark J. Foley has served on our Board of Directors since 2009. Mr. Foley currently heads up healthcare investments for RWI Ventures where he is a Managing Director. While at RWI Ventures, he has led investments in and served on the boards of companies such as BaroSense, Sonitus, and Voyage Medical. Additionally, Mr. Foley serves as Executive Chairman for Onpharma. Prior to joining RWI Ventures in May 2004, Mr. Foley spent 17 years in senior operating roles in both large and start-up medical device companies, most recently founding and serving as Chief Executive Officer of Ventrica, Inc., which was acquired by Medtronic in 2004. Before Ventrica, Inc., Mr. Foley worked for several leading medical device companies, including Perclose (acquired by Abbott), Guidant, DVI (acquired by Eli Lilly), and U.S. Surgical (acquired by Tyco). Mr. Foley received his B.A. from the University of Notre Dame. We believe Mr. Foley is qualified to serve on our board because Mr. Foley’s extensive operating experience has given him an intimate understanding of how to transition start-up companies into public companies and enables him to provide management with invaluable resources to assist them in achieving their goals.

Jean M. George has served on our Board of Directors since 2005. Ms. George is a General Partner at Advanced Technology Ventures. She joined the firm in 2002 and serves as the firm’s East Coast lead partner for healthcare investments. She brings more than 20 years of biopharmaceutical industry experience to the Board, including service at Genzyme Corporation from 1988 to 1998. At Genzyme, Ms. George held a variety of operational roles in marketing, product development, and business development, including Vice President of Global Sales and

Marketing. She also worked as a Vice President and Founder of Genzyme’s Tissue Repair Division. In 1998, Ms. George joined the venture capital community and was appointed to lead BancBoston Ventures’ life sciences investments. She is currently a Director of Acceleron Pharmaceuticals, Calithera Biosciences, Hydra Biosciences, and Portola Pharmaceuticals. Ms. George was a Director of Hypnion, Inc. and Proteolix, Inc. She was named a member of the Scientific Advisory Board for the Massachusetts Life Sciences Center. She holds an M.B.A. degree from Simmons College Graduate School of Management and a B.S. degree from the University of Maine. We believe Ms. George is qualified to serve on our Board of Directors based on her executive experience in the life sciences and therapeutic device industries.

Kevin C. O’Boyle has served on our Board of Directors since July 2011. Mr. O’Boyle serves as Senior Vice President and Chief Financial Officer at Advanced BioHealing, Inc. since December 2010. Previously, Mr. O’Boyle served as the Chief Financial Officer of NuVasive, Inc., a medical device company focused on the design, development, and marketing of products for the surgical treatment of spine disorders, from January 2003 to December 2009 and the Executive Vice President of NuVasive from December 2004 to December 2009. Prior to that time, Mr. O’Boyle served in various positions during his seven years with ChromaVision Medical Systems, Inc., a publicly traded medical device firm specializing in the oncology market, including as its Chief Financial Officer and Chief Operating Officer. Also, Mr. O’Boyle held various positions during his six years with Albert Fisher North America, Inc., a publicly traded international food company, before it was sold in 1996, including Chief Financial Officer and Senior Vice President of Operations. Mr. O’Boyle is currently a member of the Board of Directors of Tornier N.V., a publicly-held global orthopedics company, and Genmark Diagnostics, Inc., a publicly-held molecular diagnostics company. Mr. O’Boyle is a CPA and received a B.S. in Accounting from the Rochester Institute of Technology and successfully completed the Executive Management Program at the University of California at Los Angeles, John E. Anderson Graduate Business School. We believe Mr. O’Boyle is qualified to serve on our Board of Directors and serve as a member of our Audit Committee based on his executive experience in the medical device industry and his financial and accounting expertise as described above.

Bryan E. Roberts, Ph.D. has served on our Board of Directors since 2005. Dr. Roberts joined Venrock, a venture capital investment firm, in 1997, where he serves as Partner. From 1989 to 1992, Dr. Roberts worked in the corporate finance department of Kidder, Peabody & Co., a brokerage company. Dr. Roberts is currently Chairman of the Board at Ironwood Pharmaceuticals, a publicly-held pharmaceutical company that discovers, develops, and intends to commercialize innovative human medicines, and also serves on the board of directors of several private companies. He previously served on the board of directors of Athenahealth, Inc., XenoPort, Inc., and Sirna Therapeutics, Inc. He received a B.A. from Dartmouth College and a Ph.D. in chemistry and chemical biology from Harvard University. Dr. Roberts brings to our Board substantial experience in the life sciences industry, having served on the board of directors of several private and public companies. Dr. Roberts’ experiences with facilitating the growth of healthcare and biotechnology companies, together with his historical perspective on our company, make him uniquely qualified to serve on our Board of Directors as we continue to gain experience as a public company.

Andrew N. Schiff, M.D. has served on our Board of Directors since July 2010. Dr. Schiff joined Aisling Capital in September of 1999 and has served as a Managing Partner since 2002. Prior to joining Aisling Capital, Dr. Schiff practiced internal medicine at The New York Presbyterian Hospital where he maintains his position as a Clinical Assistant Professor of Medicine. Dr. Schiff currently serves as a director of ARMGO Pharma, Inc., Dynova Laboratories, Inc., Miramar Laboratories, Inc., Planet Technologies, Inc., SkinMedica, Inc., and TransEnterix, Inc. Previously he served as a director of Adams Respiratory Therapeutics, Inc., ArgiNOx Pharmaceuticals, Inc., Barrier Therapeutics, Inc., Bioenvision, Inc., Cempra Pharmaceuticals, Inc., CardioKine, Inc., Myogen, Inc., and Sirion Therapeutics, Inc. Dr. Schiff received his M.D. from Cornell University Medical College, his M.B.A. from Columbia University, and his B.S. with honors in Neuroscience from Brown University. We believe Dr. Schiff’s medical background, venture experience, and myriad of directorships make him qualified to serve on our Board of Directors.

Robert B. Stockman has served on our Board of Directors since July 2010. Mr. Stockman is co-founder, Chairman of the Board and Chief Executive Officer of REVA Medical, Inc. He has also served as a director of HeartWare Limited, and subsequently HeartWare International, Inc., a medical device company listed on ASX and NASDAQ, since December 2006. Since 1999, Mr. Stockman has been the President and Chief Executive Officer of Group Outcome LLC, a U.S.-based merchant banking firm which deploys its capital and that of its financial partners in private equity and venture capital investments in medical technology companies. Mr. Stockman also co-founded Centrimed, Inc., an internet-based software company, that was acquired by the Global Healthcare Exchange, LLC, and led the buyouts of Ioptex, an intraocular lens manufacturer, and two Johnson & Johnson divestitures, “A” Company Orthodontics, Inc. and Critikon Company, LLC, each of which was subsequently acquired. Prior to establishing Group Outcome LLC, Mr. Stockman spent 18 years with Johnston Associates, Inc. and Narragansett Capital Corporation, where he focused on venture capital investments and merger advisory work in health care. Mr. Stockman is on the board of directors of Systagenix, Inc., Heartware, Inc., MuseAmi, Inc., and REVA Medical, Inc. Mr. Stockman holds a Bachelors Degree from Harvard College and a Master in Business Administration from The Tuck School at Dartmouth College. We believe Mr. Stockman is qualified to sit on our Board of Directors, as he brings 29 years of experience in the medical device industry as an entrepreneur driving the growth of five medical products companies, as an executive of several medical device companies and as an executive in the investment banking industry, particularly in private equity and venture capital investments in medical technology. Mr. Stockman’s qualifications also include his strong financial background, including his work early in his career at Price Waterhouse, a provider of tax, audit, and advisory services, and his ability to provide financial expertise to the Board of Directors, including an understanding of financial statements, corporate finance, accounting, and capital markets.

Board Composition

Our Board of Directors is authorized to have seven members. There are no family relationships among any of our directors and executive officers. Effective upon the completion of this offering, our Board of Directors will be comprised of three classes, as follows:

•	Class I, whose members will be Robert B. Stockman and Jean M. George. The terms of the Class I directors will expire at our 2012 annual meeting of stockholders;

•	Class II, whose members will be Andrew N. Schiff, M.D. and Bryan E. Roberts, Ph.D. The terms of the Class II directors will expire at our 2013 annual meeting of stockholders; and

•	Class III, whose members will be Gordon E. Nye, Mark J. Foley, and Kevin C. O’Boyle. The terms of the Class III directors will expire at our 2014 annual meeting of stockholders.

At each annual meeting of stockholders to be held after this initial classification, the successors to directors whose terms then expire will serve until the third annual meeting following their election and until their successors are duly elected and qualified. The authorized number of directors may be changed only by resolution of our Board of Directors. Any additional directorships resulting from an increase in the number of directors will be distributed between the three classes so that, as nearly as possible, each class will consist of one-third of the total number of directors. Our directors will hold office until their successors have been elected and qualified or until their earlier death, resignation, disqualification, or removal for cause by the affirmative vote of the holders of a majority of the outstanding stock entitled to vote on the election of directors.

Board Leadership Structure

Our Bylaws and Corporate Governance Principles provide our Board of Directors with flexibility to combine or separate the positions of Chairman of the Board and Chief Executive Officer in accordance with its determination that utilizing one or the other structure would be in the best interests of our company. At the current time, we do not have a Chairman of the Board. Our Board believes that oversight of our company is the responsibility of our

Board as a whole, and this responsibility can be properly discharged without a Chairman. Our Chief Executive Officer facilitates communications between members of our Board and works with management in the preparation of the agenda for each Board meeting. All of our directors are encouraged to make suggestions for Board agenda items or pre-meeting materials.

Our Board of Directors has concluded that our current leadership structure is appropriate at this time. However, our Board of Directors will continue to periodically review our leadership structure and may make such changes in the future as it deems appropriate.

Role of Board in Risk Oversight Process

Our Board of Directors’ role in risk oversight includes receiving reports from members of management regarding material risks faced by us and applicable mitigation strategies and activities, at least on a quarterly basis. The reports cover the critical areas of operations, sales and marketing, technology, and legal and financial affairs. Our Board of Directors and its committees consider these reports, discuss matters with management and identify and evaluate strategic or operational risks, and determine appropriate initiatives to address those risks.

Director Independence

Under the listing requirements and rules of the NASDAQ Global Market, independent directors must comprise a majority of our Board of Directors within a specified period of the completion of this offering.

Our Board of Directors has undertaken a review of the composition of our Board of Directors and each of its committees and the independence of each director. Based upon information requested from and provided by each director concerning his or her background, employment and affiliations, including family relationships, our Board of Directors has determined that Ms. George, Messrs. O’Boyle and Roberts, and Dr. Schiff, representing four of our seven directors, do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the applicable rules and regulations of the SEC and the listing requirements and rules of the NASDAQ Global Market. In making this determination, our Board of Directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our Board of Directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director. Our Board is not able to consider either Mr. Nye, our current Chief Executive Officer and President, or Mr. Foley, who served as our Executive Chairman of the Board of Directors from July 2009 to May 2010, an independent director as a result of their respective employment with us during the past three years. In addition, our Board is not able to consider Mr. Stockman an independent director because Mr. Nye, our President and Chief Executive Officer, currently serves on the compensation committee of REVA Medical, Inc. and Mr. Stockman is the Chairman and Chief Executive Officer of REVA Medical, Inc.

Board Committees

Our Board of Directors has established the following committees: an audit committee, a compensation committee, and a corporate governance and nominating committee. The composition and responsibilities of each committee are described below. Directors serve on these committees until their resignation or until otherwise determined by our Board of Directors. We will adopt an audit committee, a compensation committee, and a corporate governance and nominating committee charter prior to completion of our initial public offering, copies of which will be available on our website at www.coolsculpting.com. The reference to our web address does not constitute incorporation by reference of the information contained at or available through our website.

Audit Committee

Our audit committee oversees our corporate accounting and financial reporting process. The responsibilities of this committee include, among other things:

•	engaging our independent registered public accounting firm to perform audit services and any permissible non-audit services;

•	monitoring the objectivity and independence of our independent registered public accounting firm and the individuals assigned to the engagement team as required by law;

•	reviewing our annual and quarterly financial statements and reports and discussing the financial statements and reports with our independent registered public accounting firm and management;

•

reviewing with our independent registered public accounting firm and management any significant issues that arise regarding accounting principles and financial statement presentation, and matters concerning the scope, adequacy, and effectiveness of our internal controls and disclosure controls and procedures;

•	establishing procedures for the receipt, retention, and treatment of complaints received by us regarding internal controls, accounting, or auditing matters;

•	establishing procedures for the confidential, anonymous submissions by employees regarding accounting, internal controls, or accounting matters; and

•	reviewing and, if appropriate, approving proposed related party transactions.

Both our independent registered public accounting firm and management periodically meet separately with our audit committee.

The current members of our audit committee are Mr. O’Boyle, Mr. Stockman, and Ms. George. Mr. O’Boyle serves as chairman of the committee. Our Board of Directors has determined that all of the members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and NASDAQ. Our Board of Directors has determined that each member of audit committee is an audit committee financial expert as defined under the applicable rules of the SEC and has the requisite financial sophistication as defined under the applicable rules and regulations of NASDAQ. Our Board of Directors has determined that all of the members of our audit committee are independent directors as defined under the applicable rules and regulations of the SEC and NASDAQ, with the exception of Mr. Stockman.

Compensation Committee

Our compensation committee adopts and administers the compensation policies, plans, and benefit programs for our executive officers and all other members of our executive team. The responsibilities of this committee include, among other things:

•

determining the compensation and other terms of employment of our executive officers and senior management, including our Chief Executive Officer, and reviewing and approving corporate performance goals and objectives relevant to such compensation;

•	recommending to our Board of Directors the type and amount of compensation to be paid or awarded to members of our Board of Directors;

•

evaluating and recommending to our Board of Directors the equity incentive plans, compensation plans, and similar programs advisable for us, as well as modification or termination of existing plans and programs;

•	administering the issuance of stock options and other equity incentive arrangements under our equity incentive plans;

•	establishing policies with respect to equity compensation arrangements; and

•

reviewing and approving the terms of employment agreements, severance arrangements, change of control protections, and any other compensatory arrangements for our executive officers and senior management.

Our compensation committee reviews and evaluates potential risks related to our compensation policies and practices for employees and has determined that we have no compensation risks that are reasonably likely to have a material adverse effect on our company. We structure our compensation to address company-wide risk. This is accomplished in part by tying compensation to corporate goals and individual performance goals. These goals can be adjusted annually to address risks identified in the annual risk assessment. We also use a mix of different compensation elements to balance short-term awards versus long-term awards to align compensation with our business strategy and stockholders’ interests. We believe the combination of base salary, performance-based cash awards, and stock-based incentive awards with multi-year vesting periods is balanced and serves to motivate our employees to accomplish our business plan without creating risks that are reasonably likely to have a material adverse effect on our company.

The current members of our compensation committee are Dr. Schiff, Mr. O’Boyle, and Ms. George. Dr. Schiff serves as the chairman of the committee. Our Board of Directors has determined that all of the members of our compensation committee are independent directors under the applicable rules and regulations of the SEC and NASDAQ.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee is responsible for, among other things, making recommendations regarding corporate governance, the composition of our Board of Directors, identification, evaluation, and nomination of director candidates, and the structure and composition of committees of our Board of Directors.

The responsibilities of this committee include, among other things:

•	developing and maintaining a current list of the functional needs and qualifications of members of our Board of Directors;

•	evaluating director performance on the board and applicable committees of the Board of Directors and determining whether continued service on our Board of Directors is appropriate;

•	interviewing, evaluating, nominating, and recommending individuals for membership on our Board of Directors;

•	evaluating stockholder nominations of candidates for election to our Board of Directors;

•	developing, reviewing and amending a set of corporate governance policies and principles, including a code of ethics;

•	considering questions of possible conflicts of interest of directors as such questions arise; and

•

recommending to our Board of Directors the establishment of such special committees as may be desirable or necessary from time to time in order to address ethical, legal, business, or other matters that may arise.

The current members of our nominating and corporate governance committee are Dr. Schiff, Mr. Stockman, and Dr. Roberts. Dr. Roberts serves as the chairman of the committee. Our Board of Directors has determined that all of the members of our nominating and corporate governance committee are independent directors under the applicable rules and regulations of NASDAQ, with the exception of Mr. Stockman.

Compensation Committee Interlocks and Insider Participation

No member of our compensation committee is or has at any time during the past year been one of our officers or employees. Gordon E. Nye, our President and Chief Executive Officer, currently serves on the compensation committee of REVA Medical, Inc. Robert Stockman, a member of our Board of Directors, is the Chairman and Chief Executive Officer of REVA Medical, Inc. Except as set forth herein, none of our executive officers currently serves or in the past year has served as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our Board of Directors or compensation committee.

Code of Ethics

We will adopt a code of ethics that applies to all of our officers, including those officers responsible for financial reporting, directors, and employees prior to consummation of this offering prior to completion of our initial public offering. We will post a copy of our code of ethics, and intend to post amendments to this code, or any waivers of its requirements, on our website at www.coolsculpting.com, as permitted under SEC rules and regulations. The reference to our web address does not constitute incorporation by reference of the information contained at or available through this site.

Director Compensation

Since we were founded in 2005, we had not formalized a director compensation program, nor had we compensated members of our Board of Directors, except for Mr. Foley, Mr. O’Boyle and Mr. Stockman. See “—Non-Employee Director Compensation Table” for compensation paid to Mr. Foley and Mr. Stockman in 2010. The current director compensation policy in place for these directors is to pay them $30,000 for their board service in 2011. In addition, Mr. O’Boyle, will receive $14,000 in 2011 as Chair of the audit committee.

In July 2011, the compensation committee adopted a director compensation policy for all non-employee directors, to be effective upon consummation of our initial public offering, pursuant to which non-employee directors will be compensated for their services on our Board of Directors. Pursuant to the policy:

•

each non-employee director will receive an annual cash fee of $30,000 payable for the director’s service during the year. In addition, each non-employee director appointed to the Board of Directors following our initial public offering will receive an initial grant of options to purchase 70,000 shares of common stock, and each non-employee director who has served for at least six months on the Board of Directors will receive an annual grant of options to purchase 35,000 shares;

•

the Chairman of the audit committee will receive an additional annual fee of $14,000 for the Chairman’s service during the year and each audit committee member will receive $6,000 for their service during the year;

•

the Chairman of the compensation committee will receive an additional annual fee of $10,000 for the Chairman’s service during the year and each compensation committee member will receive $4,500 for their service during the year; and

•

the Chairman of the corporate governance and nominating committee will receive an additional annual fee of $6,000 for the Chairman’s service during the year and each corporate governance and nominating committee member will receive $3,000 for their service during the year.

Annual option grants to directors will have an exercise price per share determined at the fair market value on the date of grant and will vest 25% after the first anniversary of the grant and in equal monthly installments over the subsequent 36-month period subject to acceleration upon a change of control. Each director is also entitled to be reimbursed for reasonable travel and other expenses incurred in connection with attending meetings of the Board of Directors and any committee on which he or she serves.

Following the completion of this offering, all of our directors will be eligible to participate in our 2011 Plan, and our employee directors will be eligible to participate in our 2011 ESPP. For a more detailed description of these plans, see “Executive Compensation—Employee Benefit Plans.”

Non-Employee Director Compensation Table

The following table sets forth information regarding compensation earned by our non-employee directors during the fiscal year ended December 31, 2010:

Name	Fees Earned or Paid in Cash	Option Awards(1)	Total
Nathan R. Every, M.D., MPH	—	—	—
Mark J. Foley(2)	—	$23,181	$23,181
Jean M. George	—	—	—
Bryan E. Roberts, Ph.D.	—	—	—
Andrew N. Schiff, M.D.	—	—	—
Robert B. Stockman(2)	—	50,114	50,114

(1)	Reflects the grant date fair value of all awards made during the year calculated using the assumptions described in Note 11 to our audited financial statements included elsewhere in this prospectus.

(2)	As of December 31, 2010, Mr. Foley held options to purchase 798,764 shares of common stock and Mr. Stockman held options to purchase 253,599 shares of common stock.

Executive Compensation

Compensation Discussion and Analysis

We design our compensation and benefits programs to attract, retain, and incentivize talented and qualified executives who share our commitment to our vision, customers, and constituents. We recruit and hire employees who drive to meet and surpass our annual and long-term corporate goals and build long-term value for our stockholders. We believe our compensation incentives should promote the success of our company and motivate our executive officers to pursue and exceed our corporate objectives. Our compensation programs combine short- and long-term components, cash and equity, and fixed and contingent performance-based payments in the amounts and proportions aimed to create incentives and reward our executive officers for achieving and surpassing our corporate objectives. Our executive compensation program also is intended to make us competitive in our industry, where there is considerable competition for talented executives.

The compensation committee of our Board of Directors oversees our executive compensation program. In June 2011, our compensation committee engaged Compensia, Inc., an independent executive compensation consulting firm, to evaluate our executive compensation programs relative to those of a public company peer group and to make recommendations with respect to appropriate levels and forms of compensation. The objective of this evaluation and the resulting compensation adjustments will be to ensure that we remain competitive as a newly public company and that our named executive officers have meaningful incentives to remain employed with us and contribute to the achievement of our corporate goals. Based on these recommendations, our compensation committee has undertaken a comprehensive review and evaluation of all of our compensation programs.

Our compensation committee determines future allocations of compensation between cash and equity compensation or among different forms of non-cash compensation based on its review of typical allocations within our compensation peer group. The committee has not adopted, however, and has no current plans to adopt, any policy requiring a specific allocation between cash and equity compensation or between short-term and long-term compensation. In the course of its deliberations, the committee reviews each component of compensation, how they relate to each other and, in particular, how they relate to and affect total compensation. The compensation committee’s philosophy is that a substantial portion of an executive’s compensation should be contingent performance-based compensation, whether in the form of equity or cash compensation. In that regard, we use options or other equity incentive awards as a significant component of compensation because we believe that they help align individual compensation with the creation of stockholder value. We also use cash incentive plans tied to our annual corporate goals.

Our named executive officers for fiscal year 2010 were Gordon E. Nye, President and Chief Executive Officer; John F. Howe, Senior Vice President and Chief Financial Officer; Mitchell E. Levinson, Chief Scientific Officer; John W. Allison, Ph.D., Vice President of Research, Development and Clinical Operations; Elizabeth P. Newman, Vice President of Marketing; Richard W. Poinsett, Senior Vice President of Operations; and David H. Heagy, Vice President of North American Sales. Mr. Levinson, Dr. Allison and Ms. Newman resigned their respective employment as described below. For a list of our current executive officers, see “Management.”

Overview of Compensation Program

The overall objective of our compensation program is to motivate our executives to meet and exceed our corporate goals and build stockholder value. Therefore, the elements of our compensation program are focused on providing our executives with both annual and long-term performance incentives. The elements include:

•	Base salary;

•	Annual performance-based cash incentive (bonus) awards; and

•	Stock-based incentive awards.

We also provide our executives with the same benefits we provide generally to our employees, including long-term disability insurance, life and accidental death and dismemberment insurance, and other insurance benefits.

In determining the amounts of each of these compensation elements, the compensation committee considers the following objectives:

•

A significant portion of executive compensation should be performance-based.    We believe that a meaningful portion of executive compensation should be directly tied to the performance of our company as a whole. Consistent with this objective, we adopted a 2010 Corporate Bonus Plan to reward achievement of our corporate goals.

•

Stock-based incentive awards should comprise a significant portion of executive compensation.    We believe a meaningful portion of executive compensation should be tied to the long-term performance of the organization with a focus on building long-term stockholder value. By granting executives stock option awards, we directly incentivize our executives to build stockholder value. To assure the long-term focus on stockholder value as well as to retain our executives responsible for achieving this objective, our stock option awards typically have a four-year vesting schedule.

•

Our executive compensation should be competitive and fair.    Executive talent is important to our organization, and there is significant competition for top talent in the medical technology industry. To attract and retain talented executives, our compensation programs should be competitive when compared to our peers and fair with respect to internal and external considerations.

Compensation Process

Our compensation committee is responsible for establishing our compensation philosophy and ultimately determining the compensation levels for our named executive officers, including base salaries, cash bonus awards, and stock-based incentive awards. The compensation committee is also responsible for approving the corporate goals for purposes of determining annual cash bonus awards. To assist the compensation committee, our Chief Executive Officer collaborates with our Chief Financial Officer and Vice President of Human Resources, and prepares a report at the beginning of each fiscal year which sets forth recommended base salaries, stock-based incentive awards, corporate goals for the fiscal year, and individual performance goals for each named executive officer (other than with respect to his own compensation). The compensation committee in its sole discretion determines whether to adopt the Chief Executive Officer’s recommendations. No named executive officer may be present at the time his or her compensation is being discussed or determined by the compensation committee.

In addition, our compensation committee considers relevant market compensation data. Historically, we have informally considered the competitive market for corresponding positions within comparable geographic areas and private venture-backed companies of similar size and stage of development operating in our industry based on general knowledge possessed by members of our compensation committee, together with general market data from an executive compensation study prepared by Radford Surveys. We did not identify any specific peer companies as part of our determination of executive compensation in 2010. Instead, our compensation committee analyzed each of the foregoing components and, in combination with analyzing recommendations from the Chief Executive Officer (except with respect to his own compensation), determined named executive officer compensation in 2010. As we gain experience as a public company, we expect that the specific direction, emphasis, and components of our executive compensation program will continue to evolve. For example, in June 2011 we adopted a more empirical based approach that involves formal benchmarking as discussed in further detail below.

In June 2011, our compensation committee engaged Compensia, a national compensation consulting firm, to provide executive compensation advisory services for 2011, including the following:

•	an assessment of our executives’ base salaries, cash bonuses and equity compensation levels, and plan structures;

•	a review of market practice with respect to executive severance/change of control arrangements;

•

assistance with a review of our equity compensation strategy, including the development of award guidelines and an aggregate spending budget as well as an “evergreen” mechanism to refresh the available equity compensation incentives on an annual basis;

•	a review of considerations and market practices related to short-term cash incentive plans; and

•	a review of board of director compensation market practices among public medical technology companies.

Accordingly, the manner in which we compensated executives during 2010 is not indicative of the manner in which we will compensate our named executive officers going forward.

Determination of Executive Compensation

In setting the compensation for our named executive officers, our compensation committee places significant emphasis on the recommendations of our Chief Executive Officer for all named executive officers, except with respect to the compensation of the Chief Executive Officer. Our compensation committee also considers market data, our overall performance during the prior fiscal year relative to our financial goals and the executive’s individual contributions during the prior fiscal years toward the achievement of our corporate goals.

Components of Executive Compensation

As indicated above, our executives are compensated through a combination of annual and long-term incentives designed to motivate them to help us achieve our key corporate goals and build value for our stockholders.

Base Salary

Our compensation committee is responsible for setting our executive base salaries based on input from the Chief Executive Officer (except with respect to the compensation of the Chief Executive Officer). The compensation committee sets the base salary for our Chief Executive Officer. Our base salaries reflect our status as a start-up company with the objective of conserving cash resources while attracting and retaining executive talent with long-term equity compensation. As a result, we believe that our base salaries are generally below base salaries available at larger public companies. Many of the named executive officers recognized these cash constraints as we focused resources on the development of our business and agreed to relatively lower base salaries in exchange for equity incentive awards. As a result, our compensation committee decided to maintain our named executive officers’ 2009 base salaries in 2010, except in connection with a named executive officer’s subsequent promotion. In setting base salaries for our named executive officers prior to July 2011, our compensation committee considered a variety of components, including the early stage of our company, the executive’s position, the individual’s contribution towards meeting our financial goals and informal benchmarking. We did not identify any specific peer companies in determining our named executive’s salaries prior to July 2011. Instead, our compensation committee analyzed each of the foregoing components, and in combination with analyzing recommendations from our Chief Executive Officer (except with respect to his own compensation), determined the named executive officer salaries in 2010. Further, we utilized this same analysis to determine the compensation of our new hires in 2010, including the compensation of Mr. Poinsett upon joining the company.

Our named executive officers were paid the below base salaries for the year ending December 31, 2010, and effective July 2011, are paid the below annualized base salaries for the year ending December 31, 2011.

Name and Title	2010 Base Salary	2011 Base Salary
Gordon E. Nye, President and Chief Executive Officer	$325,000	$500,000

John F. Howe, Chief Financial Officer and Senior Vice President	230,000	300,000

Mitchell E. Levinson, Chief Scientific Officer(1)	313,714	—

John W. Allison, Ph.D., Vice President of Research, Development and Clinical Operations(1)	230,000	—

Elizabeth P. Newman, Vice President of Marketing(1)	209,141	—

David H. Heagy, Vice President of North American Sales	171,373	175,000

Richard W. Poinsett, Senior Vice President of Operations	121,929	250,000

(1)	Resigned from the Company prior to July 2011.

One of the objectives of our compensation program going forward is to provide our named executives with base salaries that are competitively reasonable and appropriate in the talent market for our business needs and circumstances. With the assistance of Compensia, in June 2011, our compensation committee conducted an analysis of base salaries using compensation data disclosed in public filings to establish reference points that we used to compare our named executives’ 2010 base salaries to those provided by peer companies.

Our compensation committee selected our peer companies, taking into account Compensia’s recommendations, based on the following characteristics:

•	traded on a major U.S. stock exchange;

•	broadly similar in revenue and revenue growth compared to our company;

•	principal business in a related industry segment compared to our company (i.e. health care supplies and equipment and biotechnology);

•	similar product or business model (i.e. manufacturer of surgical and medical related devices or electromedical and electrotherapeutic apparatus manufacturing); and

•	headquartered in the United States.

Peer Companies for Base Salary in Fiscal Year 2011

Abaxis, Inc. Abiomed, Inc. Alphatec Holdings, Inc. Atricure, Inc. Atrion Corp. Cardiovascular Systems, Inc,	Cyberonics, Inc. DexCom, Inc. Endologix, Inc. Hardvard Bioscience, Inc. Heartware International, Inc.Insulet Corp.	MAKO Surgical Corp. NxStage Medical, Inc. Synovis Life Tech, Inc. Vascular Solutions, Inc.

As a result of this analysis, our compensation committee determined that 2010 base salaries were below that of the peer group and increased base salaries of our named executive officers in 2011 to approximately the 25th percentile of our peers. Our compensation committee expects that named executive officers’ base salaries will increase further in 2012 as we continue to develop our compensation policies as a public company.

We also consider many other factors in the process of determining compensation levels for each named executive officer, including:

•	our belief that our compensation amounts should be internally fair and equitable relative to roles, responsibilities, and relationships among our named executive officers;

•	prior compensation or amounts realized or realizable from equity compensation by named executive officers; and

•	the evaluations and recommendations of our Chief Executive Officer (other than with respect to his own compensation).

We do not have a predefined framework that determines which factors may be more or less important, and the emphasis placed on specific factors may vary among the named executive officers. Ultimately, it is our compensation committee’s judgment of these factors, along with competitive data, that form the basis for determining named executives’ base salaries.

Performance-Based Cash Bonus Awards

Our compensation committee is responsible for administration of our 2010 Corporate Bonus Plan, or the Bonus Plan. All named executive officers are eligible to participate in the Bonus Plan. The Bonus Plan is designed to align our named executive officers’ efforts with our corporate goals. Each named executive officer has a target bonus ranging from 25% to 30% of his or her base salary. To assist our compensation committee, our Chief Executive Officer provided the compensation committee with documentation regarding full or partial achievement of our corporate goals. For fiscal year 2010, our corporate goals were as follows:

•	Revenue (50%)—our revenue target in 2010 was $22 million. We achieved this target in 2010, and as a result, our named executive officers were entitled to receive 50% of their target bonuses.

•	Positive cash flow (20%)—we achieved positive cash flow in the fourth quarter of 2010, and as a result, our named executive officers were entitled to receive 20% of their target bonuses.

•	Product launch (20%)—we launched our large applicator for CoolSculpting by October 2010, and as a result, our named executive officers were entitled to receive 20% of their target bonuses.

•

Product quality (10%)—we use a variety of metrics to calculate our product quality based on propriety algorithmic formulas. We exceeded our product quality goals in fiscal 2010, and as a result, our named executive officers were entitled to receive 10% of their target bonuses.

The maximum bonus payable under the Bonus Plan is 200% of the named executive officers’ target bonus. Any bonus paid in excess of the target bonus is determined at the sole discretion of the compensation committee based on the recommendations of our Chief Executive Officer and following achievement of our corporate goals. For fiscal 2010, our compensation committee set the bonus thresholds at the following three levels based on each executive officer’s roles and responsibilities, assuming each executive officer served the full fiscal year:

Name and Principal Position	Base Plan (25% of Target)	Target Plan (100% Target)	Maximum Plan (200% Target)
Gordon E. Nye, President, Chief Executive Officer and Director	$32,500	$97,500	$195,000

John F. Howe, Chief Financial Officer and Senior Vice President	14,375	57,500	115,000

Mitchell E. Levinson, Chief Scientific Officer(1)	19,375	77,500	155,000

John W. Allison, Vice President of Research and Development(1)	14,375	57,500	115,000

Elizabeth P. Newman, Vice President of Marketing(1)	14,062	56,248	112,496

David H. Heagy, Vice President of North American Sales(2)	—	—	—

Richard W. Poinsett, Senior Vice President of Operations	14,375	57,500	115,000

(1)	Resigned his or her employment as described under “Compensation Discussion and Analysis—2010 Summary Compensation Table.”
(2)	As Vice President of North American Sales, Mr. Heagy received a cash compensation bonus based on sales in lieu of participation in our Bonus Plan. Mr. Heagy received a bonus of $50,000 for services performed in 2010 based solely on the determination by our Board of Directors as a result of the overachievement of our revenue targets in 2010.

At the end of the year, our compensation committee determined that all of our corporate goals were achieved and the executive bonuses were paid bonuses in the below amounts:

Name and Principal Position	2010 Bonus Amount
Gordon E. Nye, President, Chief Executive Officer and Director	$130,000	(1)

John F. Howe, Chief Financial Officer and Senior Vice President	69,000	(1)

Mitchell E. Levinson, Chief Scientific Officer(2)	77,500

John W. Allison, Vice President of Research and Development	57,500

Elizabeth P. Newman, Vice President of Marketing(2)(3)	47,873

David H. Heagy, Vice President of North American Sales	—

Richard W. Poinsett, Senior Vice President of Operations(3)	30,482

(1)	Received a bonus award in excess of his target bonus amount based solely on the determination by our Board of Directors as a result of overachievement of our revenue targets in 2010.
(2)	Resigned his or her position as described under “Compensation Discussion and Analysis—2010 Summary Compensation Table.”
(3)	Bonus is prorated for length of service for executive officers who did not serve the full fiscal year.

In addition to granting bonuses under our Bonus Plan, we also granted a sales-based bonus to David Heagy in the amount of $50,000 based solely on the determination by our Board of Directors because we overachieved our revenue targets in 2010.

With the assistance of Compensia, in June 2011, our compensation committee conducted an analysis of target bonuses awarded to our named executive officers utilizing the same factors as the analysis they used to determine base salary. As a result, the compensation committee markedly increased target bonuses to be awarded to named executive officers in 2011. As a result of the increases, Gordon E. Nye, our President and Chief Executive Officer will receive a target bonus equal to 75% of base salary in 2011. Each of our other named executive officers will receive a target bonus equal to 45% of base salary with the exception of David H. Heagy who does not participate in the Bonus Plan.

Stock-Based Incentive Awards

In addition to our performance-based cash bonus awards, we provide long-term stock-based incentive awards to our executive officers. These stock-based incentive awards generally consist of options to purchase shares of our common stock. We believe that stock option awards help further our compensation objectives by encouraging our executives to remain with us through at least the vesting period applicable to the award and by providing our executives with incentives to continue to focus on our financial performance and increasing stockholder value.

Our Chief Executive Officer recommends to our compensation committee the specific number of shares to be subject to each option award granted to each named executive officer (with the exception of his own stock-based grants). The actual number of shares underlying options granted to named executive officers is determined by the compensation committee based on the assessment of company performance, the named executive officer’s other compensation and informal market data, as well as the dilutive effects of equity grants. Each named executive officer with the same level of duties and responsibilities generally receives the same number of option grants and named executive officers with additional responsibilities and duties receive larger grants of equity awards. Our compensation committee did not utilize predefined criteria or a formula based analysis for the determination of stock option awards. Instead, the compensation committee utilized a qualitative analysis based primarily on their general knowledge of market data and their assessment of our performance in determining the option grants to be awarded to each named executive officer.

The determination of the specific number of shares to be subject to each option granted to our Chief Executive Officer has been made by the Board of Directors following discussion with the chairman of the compensation committee.

During 2010, the compensation committee determined that the named executive officers’ stock-based incentives had been below market based on the Radford market survey and the general knowledge of our Board of Directors. The compensation committee therefore granted additional stock option awards to the Chief Financial Officer and the Vice President of Research and Development. In addition, additional options were granted to the Chief Executive Officer and the Chief Financial Officer in accordance with the terms of their respective employment agreements. With the assistance of Compensia, we are currently reviewing our stock option practices going forward.

Our named executive officers generally receive a stock option award at the time of their initial hire, following promotions and, if approved by the compensation committee, on an annual basis. To date, our equity incentives have been granted with time-based or milestone-based vesting. Most new hire option grants, including those for our named executive officers, generally vest over a four-year period with 25% vesting at or before the first anniversary of the grant date and the remainder vesting in equal monthly installments over the subsequent three years of employment. Annual grants generally vest in accordance with the same vesting schedule as the initial grants over a four-year period. Although our practice in recent years has been to provide equity incentives principally in the form of stock option grants that vest over time, our compensation committee may consider alternative forms of equity in the future, such as performance shares, restricted stock units, or restricted stock awards with alternative vesting strategies based on the achievement of performance milestones or financial metrics. See “Employee Benefit Plans—2011 Equity Incentive Award Plan” below for additional information.

Stock and Option Grant Practices

In the absence of a public trading market for our common stock, our Board of Directors has historically determined the fair market value of our common stock in good faith based upon consideration of a number of relevant factors including our financial condition, the likelihood of a liquidity event, the liquidation preference of our participating preferred stock, the price at which our preferred stock was sold, the enterprise values of comparable companies, our cash needs, operating losses and earnings, market conditions, material risks to our business, and our valuations. All equity awards to our employees, consultants, and directors were granted at no less than the fair market value of our common stock as determined in good faith by our Board of Directors or compensation committee on the date of grant of each award.

Going forward, we expect all equity based incentive awards to employees, including our named executive officers, to be granted at pre-determined meeting dates of the compensation committee. Awards to current employees who are promoted or to new employees will be granted on the date of promotion or hire. Our compensation committee will grant the equity awards in accordance with the dates fixed by this policy whether or not we are aware of any material non-public information (whether positive or negative) at the time of grant. The amount of realizable value related to such awards will be determined by our stock price on the date the awards vest, and therefore will be determined by our financial performance during the period prior to vesting. Whether our stock price moves up or down shortly after the grant date is largely irrelevant for purposes of the equity awards.

The exercise price of any option grant will be determined by reference to the fair market value of such shares, which the 2011 Plan defines as the closing price of our common stock on the date of grant.

Other Benefits

To attract, retain, and offer market levels of compensation to our executives, we provide the following benefits:

•	Health insurance. We provide each of our executives and their spouses and children the same health, dental and vision insurance coverage we make available to our other eligible employees.

•	Disability insurance. We provide each of our executives with the same long-term disability insurance we provide to all eligible employees.

•

401(k) retirement plan.    All executives are eligible to participate in the same 401(k) Profit Sharing Plan and Trust that is available to all eligible employees. Pursuant to our 401(k) plan, we made matching contributions for each of our named executive officers in an amount equal to $1.00 for every $1.00 contributed by an employee up to 3% of earnings and $0.50 for every $1.00 contributed by an employee between 3% and 5% of earnings to a maximum matching contribution of 4% of earnings.

•	Nonqualified deferred compensation. We do not currently provide any nonqualified defined contribution or other deferred compensation plans to any employees.

•

Perquisites.    We have limited the perquisites made available to our executive officers. In the event of relocation upon acceptance of a position with the company, we have provided relocation assistance to include actual moving expenses and limited assistance with the sale of a residence. Relocation assistance has been provided to other employees in the organization. A formal relocation plan has not been developed. If necessary, we may develop a formal relocation plan to aid us in attracting and retaining key employees.

Post-Employment Compensation

Certain employment agreements that we extended to our named executive officers provide for protections in the event of their termination of employment under specified circumstances, or following a change of control. We believe that these protections are necessary to induce these individuals to forego other opportunities or leave their current employment for a position in a new and unfamiliar organization. We also believe that entering into these arrangements will help our executives maintain continued focus and dedication to their responsibilities to help maximize stockholder value if there is a potential transaction that could involve a change of control of our company. For a summary of the material terms and conditions of these severance and change of control arrangements, see “—Employment Arrangements and Offer Letters.”

In addition, we have also provided certain termination payments to Mr. Levinson and Ms. Newman. The compensation committee determined the amounts payable to these individuals based on the recommendation of our Chief Executive Officer, taking into account their length of service and position with the company. See “2010 Summary Compensation Table.”

Accounting and Tax Considerations

Internal Revenue Code, or the Code, Section 162(m) limits the amount that we may deduct for compensation paid to our Chief Executive Officer and to each of our four most highly compensated officers to $1,000,000 per person, unless certain exemption requirements are met. Exemptions to this deductibility limit may be made for various forms of “performance-based” compensation. In addition to salary and bonus compensation, upon the exercise of stock options that are not treated as incentive stock options, the excess of the current market price over the option price, or option spread, is treated as compensation and accordingly, in any year, such exercise may cause an officer’s total compensation to exceed $1,000,000. Under certain regulations, option spread compensation from options that meet certain requirements will not be subject to the $1,000,000 cap on deductibility, and in the past, we have granted options that we believe met those requirements. While the compensation committee cannot predict how the deductibility limit may impact our compensation program in future years, the compensation committee intends to maintain an approach to executive compensation that strongly links pay to performance. While the compensation committee has not adopted a formal policy regarding tax deductibility of compensation paid to our named executive officers, the compensation committee intends to consider tax deductibility under Section 162(m) as a factor in compensation decisions.

Section 409A of the Code imposes additional significant taxes in the event that an executive officer, director, or other service provider receives “deferred compensation” that does not satisfy the requirements of Section 409A. Although we do not maintain traditional nonqualified deferred compensation plans, Section 409A does apply to certain change of control severance arrangements. Consequently, to assist in avoiding additional tax under Section 409A, we have designed the change of control severance arrangements described above in a manner to avoid the application of Section 409A.

2010 Summary Compensation Table

The following table summarizes information concerning the compensation awarded to, earned by, or paid for services rendered in all capacities by our named executive officers during the year ended December 31, 2010. The compensation described in this table does not include medical, group life insurance, or other benefits which are available generally to all of our salaried employees.

Name and Principal Position	Fiscal Year Ended December 31,	Salary	Bonus	Option Awards (1)	Non-Equity Incentive Plan Compensation (2)	All Other Compensation (3)	Total
Gordon E. Nye	2010	$325,000	—	$738,744	$130,000	$40,041	$1,233,785
President and Chief Executive Officer and Director
John F. Howe	2010	230,000	—	289,355	69,000	2,875	591,230
Chief Financial Officer and Senior Vice President
Mitchell E. Levinson(4)	2010	313,714	—	—	77,500	160,289	551,503
Chief Scientific Officer
John W. Allison, Ph.D.(5)	2010	230,000	—	96,829	57,500	3,833	388,162
Vice President of Research, Development and Clinical Operations
Elizabeth P. Newman(6)	2010	209,141	—	79,044	39,417	86,625	414,227
Vice President of Marketing
David H. Heagy(7)	2010	292,058	$50,000	79,044	120,685	4,236	304,653
Vice President of North American Sales
Richard W. Poinsett(8)	2010	230,000	—	98,431	59,572	29,996	417,999
Senior Vice President of Operations

(1)	The amounts reported in the “Option Awards” column reflect the grant date fair value of the options granted to the named executive officers in the year reflected, determined using the Black-Scholes option model. For information relating to the assumptions made by us in valuing the option awards made to our named executive officers in fiscal year 2010, refer to Note 11 to our audited financial statements included elsewhere in this prospectus. See the “Grants of Plan-Based Awards Table” for more information regarding the option awards we granted in 2010.

(2)	The amounts reported in the “Non-Equity Incentive Plan Compensation” column represent amounts paid under our 2010 Corporate Bonus Plan.

(3)	For 2010, includes (i) matching contributions to our 401(k) plan, (ii) the value of perquisites, including living expenses and relocation expenses for Mr. Nye, which amount includes $4,071 in tax reimbursements, and (iii) payments made in connection with each of Mr. Levinson’s and Ms. Newman’s termination of employment, as set forth below:

Name	Retirement Plan Contributions	Living Expenses	Relocation Expenses	Termination Payments
Mr. Nye	$5,970	$34,071	—	—

Mr. Howe	2,875	—	—	—

Mr. Levinson	5,289	—	—	$155,000

Dr. Allison	3,833	—	—	—

Ms. Newman	2,250	—	—	84,375

Mr. Heagy	4,236	—	—	—

Mr. Poinsett	4,996	—	$25,000	—

(4)	Mr. Levinson voluntarily terminated his employment as our Chief Scientific Officer effective December 2010.

(5)	Dr. Allison voluntarily terminated his employment as our Vice President of Research, Development and Clinical Operations effective February 2011.

(6)	Ms. Newman voluntarily terminated her employment as our Vice President of Marketing effective December 2010.

(7)	The amount reported in the “Salary” column for Mr. Heagy includes $120,685 in sales commissions.

(8)	The amount reported in the “Salary” column for Mr. Poinsett reflects his annualized base salary of $230,000. Mr. Poinsett commenced employment with us effective June 2010 and received a prorated salary for 2010 of $121,929.

2010 Grants of Plan Based Awards

The following table provides information regarding grants of plan based awards to each of the named executive officers during the fiscal year ended December 31, 2010. During the year ended December 31, 2010, we granted stock options to purchase 8,454,075 shares of our common stock under our 2005 Plan, including grants to executive officers. Generally, 25% of the shares subject to options vest at or before the first anniversary of the grant date and the remainder of the shares vest in equal monthly installments over the 36 months thereafter. The exercise price per share of each stock option granted to our named executive officers was equal to the fair market value of our common stock as determined in good faith by our Board of Directors on the date of the grant. Options expire ten years from the date of grant.

		Estimated Future Payouts under Non-Equity Plan Incentive Awards(1)			All Other Option Awards: Number of Securities Underlying Options(2)	Exercise Price of Option Awards ($/Share)(3)	Grant Date Fair Value of Option Awards(4)
Name	Grant Date	Threshold	Target	Maximum
Gordon E. Nye	—	$32,500	$97,500	$195,000	—	—	—
	3/15/2010	—	—	—	469,843	$0.42	$115,034
	7/27/2010	—	—	—	2,580,155	0.34	485,837
	9/28/2010	—	—	—	604,821	0.39	128,971

John F. Howe	—	14,375	57,500	115,000	—	—	—
	3/15/2010	—	—	—	90,354	0.42	22,193
	7/27/2010	—	—	—	496,184	0.34	95,139
	9/28/2010	—	—	—	116,311	0.39	25,052
	11/30/2010	—	—	—	275,000	0.39	146,971

Mitchell E. Levinson	—	19,375	77,500	155,00	—	—	—

John W. Allison, Ph.D.	—	14,375	57,500	115,000	—	—	—
	7/27/2010	—	—	—	490,000	0.34	96,829

Elizabeth P. Newman		14,062	56,248	112,496	—	—	—
	7/27/2010	—	—	—	400,000	0.34	79,044

David H. Heagy		88,000	110,000	220,000	—	—	—
	7/27/2010	—	—	—	400,000	0.34	79,044

Richard W. Poinsett	—	14,375	57,500	115,000	—	—	—
	7/27/2010	—	—	—	500,000	0.34	98,431

(1)	The amounts shown reflect possible payments under our annual incentive bonus program for fiscal year 2010, under which the named executive officers were eligible to receive a cash bonus based on a target percentage of base salary upon our achievement of certain performance measures. The amounts actually paid to the named executive officers for 2010 pursuant to this program are reflected in the “Summary Compensation Table” herein. Please see “Executive Compensation—Compensation Discussion and Analysis” for more information regarding this program and the related performance measures.

(2)	The stock options granted under our 2005 Plan contain forfeiture provisions requiring the executive to return the award or any gain thereon if he engages in certain competitive activity with us during his employment or within three years thereafter.

(3)	Our common stock was not publicly traded during 2010, and the exercise price of the options was determined by our Board of Directors on the grant date based on its determination of the fair market value of our common stock on such grant date.

(4)	The dollar amounts in this column represent the grant date fair value of each option award calculated using the Black-Scholes option model. For information relating to the assumptions made by us in valuing the option awards made to our named executive officers in fiscal year 2010, refer to Note 11 to our audited financial statements included elsewhere in this prospectus.

Outstanding Option Awards at Year End

The following table sets forth information regarding outstanding option awards held by our named executive officers at December 31, 2010. No named executive officers had outstanding stock awards as of December 31, 2010.

Name			Option Awards
			Number of Securities Underlying Unexercised Options (#)	Number of Securities Underlying Unexercised Options (#)	Options Exercise Price	Option Expiration Date
	Grant Date		Exercisable	Unexercisable
Gordon E. Nye	11/11/2009	(1)	2,694,323	—	$0.53	11/10/2019
	11/11/2009	(2)	404,148	—	0.53	11/10/2019
	11/11/2009	(3)	404,148	—	0.53	11/10/2019
	12/9/2009	(1)	31,500	—	0.53	12/8/2019
	12/9/2009	(2)	4,725	—	0.53	12/8/2019
	12/9/2009	(3)	4,725	—	0.53	12/8/2019
	3/15/2010	(1)	469,843	—	0.42	3/14/2020
	7/27/2010	(1)	1,876,309	—	0.34	7/26/2020
	7/27/2010	(2)	605,522	—	0.34	7/26/2020
	7/27/2010	(3)	98,324	—	0.34	7/26/2020
	9/28/2010	(1)	465,247	—	0.39	9/27/2020
	9/28/2010	(2)	93,049	—	0.39	9/27/2020
	9/28/2010	(3)	46,525	—	0.39	9/27/2020
John F. Howe	11/11/2009	(4)	198,758	482,698	0.53	11/10/2019
	3/15/2010	(4)	26,353	64,001	0.42	3/14/2020
	7/27/2010	(4)	144,720	351,464	0.34	7/26/2020
	9/28/2010	(4)	33,924	82,387	0.39	9/27/2020
	11/30/2010	(4)	80,208	194,792	0.39	11/29/2020
Mitchell E. Levinson	7/17/2008	(5)(6)	510,208	279,792	0.66	7/16/2018
John W. Allison, Ph.D.	3/22/2007	(6)(7)	131,731	17,032	0.15	3/21/2017
	5/22/2008	(6)(7)	1,185	52	0.66	5/21/2018
	7/17/2008	(6)(8)	60,416	39,584	0.66	7/16/2018
	7/27/2010	(6)(8)	—	490,000	0.34	7/26/2020
Elizabeth P. Newman	11/11/2009	(2)(6)	32,083	—	0.53	3/1/2011	(11)
David H. Heagy	5/22/2008	(9)	68,750	31,250	0.66	5/21/2018
	7/27/2010	(8)	—	400,000	0.34	7/26/2020
Richard W. Poinsett	7/27/2010	(10)	—	500,000	0.34	7/26/2020

(1)	Each option grant vests as to 25% of the shares subject to the option on the first anniversary of the September 14, 2009 and 1/48th of the shares subject to the option on each monthly anniversary. All unvested options are subject to repurchase in accordance with the terms of the grant.

(2)	Fully vested.

(3)	Each option grant vests immediately prior to a change of control or an initial public offering at a share price of $5.00 or more. All options are subject to repurchase in accordance with the terms of the grant.

(4)	Each option grant vests as to 25% of the shares subject to the option on the first anniversary of October 21, 2009 and 1/48th of the shares subject to the option on each monthly anniversary thereafter.

(5)	Each option grant vests as to 25% of the shares subject to the option on the first anniversary of May 22, 2008 and 1/48th of the shares subject to the option on each monthly anniversary thereafter.

(6)	Resigned his or her employment as described under “2010 Summary Compensation Table.”

(7)	Each option grant vests as to 25% of the shares subject to the option on the first anniversary of February 16, 2007 and 1/48th of the shares subject to the option on each monthly anniversary thereafter.

(8)	Each option grant vests as to 25% of the shares subject to the option on the first anniversary of the grant date and 1/48th of the shares subject to the option on each monthly anniversary thereafter.

(9)	Each option grant vests as to 25% of the shares subject to the option on the first anniversary of March 31, 2008 and 1/48th of the shares subject to the option on each monthly anniversary thereafter.

(10)	Each option grant vests as to 25% of the shares subject to the option on the first anniversary of June 21, 2010 and 1/48th of the shares subject to the option on each monthly anniversary thereafter.

(11)	The option terminated three months after the date of the named executive officer’s resignation.

Options Exercised and Stock Vested

The following table shows options exercised during 2010. None of our named executive officers hold stock awards.

Option Awards
Name	Number of Shares Acquired on Exercise	Value Realized on Exercise
Gordon E. Nye	—	—
John F. Howe	—	—
David H. Heagy	—	—
John W. Allison	150,000	$93,000
Richard W. Poinsett	—	—
Mitchell E. Levinson	—	—
Elizabeth P. Newman	—	—

Potential Payments upon Termination or Change of Control

The table below describes the potential payments or benefits to our named executive officers upon termination of employment by us without cause, as if each executive’s employment terminated as of December 31, 2010. See “Employment Arrangements—Offer Letters” for additional information.

Name	Base Salary	Health	Stock or Option Vesting	Other	Total
Gordon E. Nye	$243,750	$14,097	—	—	$257,847
John F. Howe	115,000	9,291	—	—	124,291
Mitchell E. Levinson	—	—	—	—	—
John W. Allison, Ph.D.	—	—	—	—	—
Elizabeth P. Newman	—	—	—	—	—
David H. Heagy	—	—	—	—	—
Richard W. Poinsett	—	—	—	—	—

The table below describes the potential payments or benefits to our named executive officers upon termination of employment by us without cause or termination of employment by the executive for good reason within one year following a change of control, as if such change of control occurred as of December 31, 2010. See “Employment Arrangements” for additional information.

Name	Option Vesting(1)
Gordon E. Nye
John F. Howe
Mitchell E. Levinson	—
John W. Allison, Ph.D.	—
Elizabeth P. Newman	—
David H. Heagy	—
Richard W. Poinsett	—

(1)	The value of vesting acceleration is calculated assuming a price per share of $ , which is the mid-point of the price range set forth on the cover of this prospectus, with respect to unvested option shares subject to acceleration minus the exercise price of these unvested option shares.

Employment Arrangements

Offer Letters

Gordon E. Nye. On April 29, 2010, we entered into an amended and restated employment offer letter with Gordon E. Nye, our Chief Executive Officer, which provides that if we terminate Mr. Nye’s employment without cause (as such term is defined in the offer letter), he will be entitled to receive nine months of base salary and COBRA medical and dental insurance coverage following his termination, and effective September 14, 2012, Mr. Nye will be entitled to receive twelve months of base salary and COBRA coverage following a termination without cause. In addition, if Mr. Nye resigns for good reason (as such term is defined in the offer letter) or his employment is terminated without cause within one year following a change of control (as such term is defined in the offer letter), then all of his then outstanding equity awards will become fully vested. Under the terms of the offer letter, Mr. Nye’s target bonus was equal to 30% of his base salary, but this target was increased to 75% in July 2011. See “Components of Executive Compensation—Performance-Based Cash Bonus Awards” for a detailed discussion of our performance targets in respect of target bonuses.

John F. Howe. On April 29, 2010, we entered into an amended and restated employment offer letter with John F. Howe, our Chief Financial Officer, which provides that if we terminate Mr. Howe’s employment without cause (as such term is defined in the offer letter), he will be entitled to receive six months of base salary and COBRA medical and dental insurance coverage following his termination. In addition, if Mr. Howe resigns for good reason (as such term is defined in the offer letter) or his employment is terminated without cause within one year following a change of control (as such term is defined in the offer letter), then all of his then outstanding equity awards will become fully vested. Under the terms of the offer letter, Mr. Howe’s target bonus was equal to 25% of his base salary, but this target was increased to 45% in July 2011. See “Components of Executive Compensation—Performance-Based Cash Bonus Awards” for a detailed discussion of our performance targets in respect of target bonuses.

John W. Allison, Ph.D. On February 16, 2007, we entered into an employment offer and agreement with John W. Allison, Vice President Research and Development. The offer letter had no specific term and constituted at-will employment. Mr. Allison’s base pay at December 31, 2010 was $230,000 and he had received options to purchase a total of 1,000,000 shares of our common stock. Mr. Allison resigned his employment as our Vice President of Research, Development, and Clinical Operations effective February 4, 2011.

Richard W. Poinsett. On June 21, 2010, we entered into an employment offer and agreement with Richard W.Poinsett, Senior Vice President of Operations. The offer letter has no specific term and constitutes at-will employment. Mr. Poinsett’s current base salary is $230,000, and he is eligible to participate in our annual incentive bonus plan. In connection with Mr. Poinsett’s commencement of employment, we granted Mr. Poinsett options to purchase 500,000 shares of our common stock and reimbursed him for certain relocation expenses.

David H. Heagy. On March 31, 2008, we entered into an employment offer and agreement with David H. Heagy, our Vice President, NAF Sales, which was subsequently amended on April 12, 2010. The offer letter has no specific term and constitutes at-will employment. Mr. Heagy’s current base salary is $175,000 and he is eligible to participate in a sales incentive compensation plan. In connection with Mr. Heagy’s commencement of employment and subsequent promotion, we granted him options to purchase 500,000 shares of our common stock.

Employee Benefit Plans

2011 Equity Incentive Award Plan

We expect that our Board of Directors and our stockholders will adopt and approve our 2011 Plan prior to the completion of this offering.

We expect that              shares of our common stock will be initially authorized and reserved for issuance under our 2011 Plan. This reserve will automatically increase on January 1, 2012 and each subsequent anniversary through January 1, 2021, by an amount equal to the smaller of     % of the number of shares of common stock issued and outstanding on the immediately preceding December 31 or an amount determined by our Board of Directors. The number of shares authorized for issuance under our 2011 Plan will also be increased from time to time by up to that number of shares of common stock remaining subject to options and restricted stock awards outstanding under the 2005 Plan at the time of its termination that expire or terminate or are forfeited for any reason after the effective date of our 2011 Plan. Appropriate adjustments will be made in the number of authorized shares and other numerical limits in our 2011 Plan and in outstanding awards to prevent dilution or enlargement of participants’ rights in the event of a stock split or other change in our capital structure. Shares subject to awards granted under our 2011 Plan which expire, are repurchased, or are cancelled or forfeited will again become available for issuance under our 2011 Plan. The shares available will not be reduced by awards settled in cash. Shares withheld to satisfy tax withholding obligations will not again become available for grant. The gross number of shares issued upon the exercise of stock appreciation rights or options exercised by means of a net exercise or by tender of previously owned shares will be deducted from the shares available under our 2011 Plan.

Awards may be granted under our 2011 Plan to our employees, including officers, directors, or consultants, and our present or future affiliated entities. While we may grant incentive stock options only to employees, we may grant nonstatutory stock options, stock appreciation rights, restricted stock purchase rights or bonuses, restricted stock units, performance shares, performance units and cash-based awards, or other stock-based awards to any eligible participant.

The 2011 Plan is administered by our compensation committee. Subject to the provisions of our 2011 Plan, the compensation committee determines, in its discretion, the persons to whom, and the times at which, awards are granted, as well as the size, terms, and conditions of each award. All awards are evidenced by a written agreement between us and the holder of the award. The compensation committee has the authority to construe and interpret the terms of our 2011 Plan and awards granted under our 2011 Plan.

In the event of a change of control as described in our 2011 Plan, the acquiring or successor entity may assume or continue all or any awards outstanding under our 2011 Plan or substitute substantially equivalent awards. Any awards which are not assumed or continued in connection with a change of control or are not exercised or settled prior to the change of control will terminate effective as of the time of the change of control. The compensation committee may provide for the acceleration of vesting of any or all outstanding awards upon such terms and to such extent as it determines, except that the vesting of all awards held by members of our Board of Directors who are not employees will automatically be accelerated in full. Our 2011 Plan also authorizes the compensation committee, in its discretion and without the consent of any participant, to cancel each or any outstanding award denominated in shares upon a change of control in exchange for a payment to the participant with respect to each share subject to the cancelled award of an amount equal to the excess of the consideration to be paid per share of common stock in the change of control transaction over the exercise price per share, if any, under the award.

2005 Stock Incentive Plan

Our 2005 Stock Incentive Plan, as amended, or our 2005 Plan, was initially adopted by our Board of Directors and approved by our stockholders. As of June 30, 2011, the maximum number of shares of common stock issuable pursuant to the 2005 Plan is 21,900,000 shares. As of June 30, 2011, options to purchase 4,327,568 shares of common stock had been exercised, options to purchase 16,801,696 shares of common stock were outstanding under our 2005 Plan, and 777,611 shares of common stock remained available for grant. As of June 30, 2011, the outstanding options were exercisable at a weighted average exercise price of approximately $0.43 per share. The material terms of our 2005 Plan are summarized below. Our 2005 Plan is filed as an exhibit to the registration statement of which this prospectus is a part.

After the effective date of our 2011 Plan, no additional awards will be granted under our 2005 Plan, and all awards granted under our 2005 Plan that are repurchased, forfeited, expired, or are cancelled will become available for grant under our 2011 Plan.

The compensation committee of our Board of Directors administers our 2005 Plan. Subject to the terms and conditions of our 2005 Plan, our compensation committee has the authority to select the persons to whom awards are to be made, to determine the number of shares to be subject thereto and the terms and conditions thereof, and to make all other determinations and to take all other actions necessary or advisable for the administration of our 2005 Plan. Our compensation committee is also authorized to adopt, amend or rescind rules relating to the administration of our 2005 Plan. Our Board of Directors may at any time revest in itself the authority to administer our 2005 Plan.

Options, restricted stock, restricted stock units and other stock-based awards (collectively, “Awards”) may be granted under our 2005 Plan to individuals who are then our officers or employees or are the officers or employees of any parent or subsidiary of ours. Such awards may also be granted to our directors, consultants, and advisors, or the directors, consultants, and advisors of our parent or subsidiary corporations, but only employees may be granted incentive stock options.

Our 2005 Plan provides that our compensation committee may grant or issue Awards. Each Award will be set forth in a separate agreement with the person receiving the Award and will indicate the type, terms and conditions of the Award. The following summarizes the various Awards available under our 2005 Plan:

•

Nonstatutory stock options, or NSOs, provide for the right to purchase shares of our common stock at a specified price. With respect to NSOs granted to optionees resident in California, or California Participants, our 2005 Plan provides that the exercise price of an NSO may be no less than 85% of the fair market value of the common stock on the date of grant. NSOs usually will become exercisable in one or more installments after the grant date, subject to the participant’s continued employment or service with us and/or subject to the satisfaction of performance targets. Under our 2005 Plan, in the case of an NSO granted to a California Participant who is an individual who owns (or is deemed to own) at least 10% of the total combined voting power of all classes of our capital stock, our 2005 Plan provides that the exercise price must be at least 110% of the fair market value of a share of common stock on the date of grant. NSOs may be granted for a maximum 10-year term.

•

Incentive stock options, or ISOs, are designed to comply with the provisions of the Internal Revenue Code and will be subject to specified restrictions contained in the Internal Revenue Code. ISOs may only be granted to employees and must have an exercise price equal to or greater than the fair market value of the common stock underlying the ISO as of the date of grant. ISOs usually will vest and become exercisable in the same manner as NSOs and may be granted for a maximum 10-year term. The aggregate fair market value of the shares of common stock for which one or more options granted to an employee may for the first time become exercisable as ISOs during any one calendar year cannot exceed $100,000 (to the extent that option grants would exceed this $100,000 limit, they are treated as NSOs). If any employee to whom an ISO is granted is a 10% stockholder, then the ISO must have an exercise price equal to 110% of the fair market value of a share of common stock on the date of grant and may only have a maximum term of five years.

•

Restricted stock & restricted stock unit awards are Awards entitling the participant to acquire shares of our common stock. In the case of a restricted stock award, the grant is subject to our right to repurchase the stock granted through the restricted stock award if the participant does not satisfy the vesting conditions associated with the Award. Restricted stock awards may require the participant to purchase the shares, or may be granted without a purchase price, provided, however, in the case of a California Participant granted a restricted stock award, such an Award must have a purchase price of at least 85% of the fair market value of the common stock on the date of grant, or 100% of the fair market value if the California Participant possesses more than 10% of the total combined voting power of all classes of our capital stock. Restricted stock units are similar to restricted stock awards, except that instead of receiving the shares of common stock at the time of grant, the participant obtains a contractual right to the delivery of shares of common stock in the future at the time the vesting conditions associated with the Award are satisfied.

•

Other stock-based awards are Awards of shares of our common stock and other Awards that are valued in whole or in part by reference to, or are otherwise based on shares of our common stock or other property. Other stock based awards may include stock appreciation rights, stock purchase rights and Awards entitling recipients to receive shares of common stock to be delivered in the future. Other stock-based awards are subject to such terms and conditions, including but not limited to repurchase rights and vesting conditions as may be established at the time of grant.

In the event of a “Reorganization Event” (defined below) involving an Award other than a restricted stock or restricted stock unit award, our compensation committee may provide that such Awards shall (i) be assumed or substituted for by the acquiring or succeeding corporation (or an affiliate thereof), (ii) upon written notice to a participant, be accelerated in full and will terminate immediately prior to the Reorganization Event unless exercised by the participant; (iii) become realizable or deliverable, or restrictions applicable to an Award shall lapse, in whole or in part prior to or upon the Reorganization Event, (iv) in the event of a Reorganization Event under which the holders of our common stock will receive a cash payment for each share surrendered in the Reorganization Event, or the Acquisition Price, make or provide for a cash payment to a participant equal to (A) the Acquisition Price times the number of shares of common stock subject to the participant’s options or other Awards (to the extent the exercise price does not exceed the Acquisition Price) minus (B) the aggregate exercise price of all outstanding options or other Awards, in exchange for the termination of such options or other Awards, (v) provide that, in connection with our liquidation or dissolution, Awards shall convert into the right to receive liquidation proceeds (if applicable, net of the exercise price thereof), and (vi) any combination of the foregoing.

With respect to restricted stock and restricted stock unit Awards, upon the occurrence of a Reorganization Event, other than our liquidation or dissolution, our repurchase and other rights under such Awards shall inure to the benefit of our successor and shall apply to cash, securities or other property which the common stock was converted into or exchanged for pursuant to such Reorganization Event in the same manner and to the same extent as they applied to the common stock subject to such Award. If the Reorganization Event involves our liquidation or dissolution, except as otherwise specifically provided in the Award agreement or any other agreement between us and the participant, all restrictions and conditions on such Awards then outstanding shall automatically be deemed terminated or satisfied.

Under our 2005 Plan, a Reorganization Event is generally defined as:

•

a merger or consolidation of us with or into another entity as a result of which all of our common stock is converted into or exchanged for the right to receive cash, securities or other property or is cancelled;

•	any exchange of all of our common stock for cash, securities or other property pursuant to a share exchange transition; or

•	our liquidation or dissolution.

Our compensation committee may terminate, amend or modify our 2005 Plan. However, stockholder approval of any amendment to our 2005 Plan must be obtained to the extent necessary and desirable to comply with any applicable law, regulation, or stock exchange rule, or for any amendment to our 2005 Plan that is necessary to satisfy the requirements of Section 422 of the Internal Revenue Code with respect to ISOs. If not terminated earlier by our Board of Directors, our 2005 Plan will terminate on the earliest of the tenth anniversary of (i) the date of its initial adoption by our Board of Directors; and (ii) our date the 2005 Plan was approved by our stockholders.

2011 Employee Stock Purchase Plan

We expect that our Board of Directors and our stockholders will adopt and approve our 2011 Employee Stock Purchase Plan, or our 2011 ESPP, prior to the completion of this offering.

We expect that              shares of our common stock will be initially authorized and reserved for sale under our 2011 ESPP. In addition, our 2011 ESPP provides for an automatic annual increase in the number of shares available for issuance under the plan on January 1 of each year beginning in 2011 and continuing through and including January 1, 2021 equal to the lesser of (i)     % of our then issued and outstanding shares of common stock on the immediately preceding December 31, or (ii) a number of shares as our Board of Directors may determine. Appropriate adjustments will be made in the number of authorized shares and in outstanding purchase rights to prevent dilution or enlargement of participants’ rights in the event of a stock split or other change in our capital structure. Shares subject to purchase rights which expire or are canceled will again become available for issuance under our 2011 ESPP.

Our employees and employees of any parent or subsidiary corporation designated by our compensation committee are eligible to participate in our 2011 ESPP if they are customarily employed by us for more than 20 hours per week and more than five months in any calendar year. However, an employee may not be granted a right to purchase stock under our 2011 ESPP if: (i) the employee immediately after such grant would own stock possessing 5% or more of the total combined voting power or value of all classes of our capital stock or of any parent or subsidiary corporation, or (ii) the employee’s rights to purchase stock under all of our employee stock purchase plans would accrue at a rate that exceeds $25,000 in value for each calendar year of participation in such plans.

Our 2011 ESPP is implemented through a series of sequential offering periods, generally three months in duration beginning on the first trading days of February, May, August, and November each year. However, our compensation committee may establish an offering period to commence on the effective date of our 2011 ESPP that will end on a date, on or about             . Our compensation committee is authorized to establish additional or alternative concurrent, sequential, or overlapping offering periods and offering periods having a different duration or different starting or ending dates, provided that no offering period may have a duration exceeding 27 months.

Amounts accumulated for each participant, generally through payroll deductions, are credited toward the purchase of shares of our common stock at the end of each offering period at a price generally equal to     % of

the fair market value of our common stock on the purchase date. Prior to commencement of an offering period our compensation committee is authorized to change the purchase price discount for that offering period, but the purchase price may not be less than     % of the lower of the fair market value of our common stock at the beginning of the offering period or on the purchase date.

No participant may purchase under our 2011 ESPP in any calendar year shares having a value of more than $25,000 measured by the fair market value per share of our common stock on the first day of the applicable offering period. Prior to the beginning of any offering period, our compensation committee may alter the maximum number of shares that may be purchased by any participant during the offering period or specify a maximum aggregate number of shares that may be purchased by all participants in the offering period. If insufficient shares remain available under the plan to permit all participants to purchase the number of shares to which they would otherwise be entitled, our compensation committee will make a pro rata allocation of the available shares. Any amounts withheld from participants’ compensation in excess of the amounts used to purchase shares will be refunded, without interest.

In the event of a change of control, an acquiring or successor corporation may assume our rights and obligations under our 2011 ESPP. If the acquiring or successor corporation does not assume such rights and obligations, then the purchase date of the offering periods then in progress will be accelerated to a date prior to the change of control as specified by our compensation committee, but the number of shares subject to outstanding purchase rights shall not be adjusted.

401(k) Plan

Effective January 1, 2005, we adopted our 401(k) plan for employees. The 401(k) plan is intended to qualify under Section 401(k) of the Internal Revenue Service Code of 1986, as amended, so that contributions to the 401(k) plan by employees or by us, and the investment earnings thereon, are not taxable to the employees until withdrawn from the 401(k) plan, and so that contributions by us, if any, will be deductible by us when made. Under the 401(k) plan, employees may elect to reduce their current compensation by up to the statutorily prescribed annual limit and to have the amount of such reduction contributed to the 401(k) plan.

The 401(k) plan permits us to make Safe Harbor CODA Contributions on behalf of all eligible employees who make elective deferrals to the plan. We make matching contributions to the individual eligible employee accounts equal to 100% of the employee’s elective deferrals that do not exceed three percent of the employee’s compensation for the plan year, plus 50% of the employee’s elective deferrals that exceed three percent of the employee’s compensation but do not exceed five percent of the employee’s compensation.

Limitation of Liability and Indemnification

Our amended and restated certificate of incorporation, which will become effective upon the completion of this offering, limits the liability of directors to the fullest extent permitted by Delaware law. Our directors will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for any of the following acts:

•	any breach of their duty of loyalty to the corporation or its stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions; or

•	any transaction from which the director derived an improper personal benefit.

These limitations of liability do not apply to liabilities arising under federal securities laws and do not affect the availability of equitable remedies such as injunctive relief or rescission.

Our amended and restated bylaws, which will become effective prior to the completion of this offering, also provide that we will indemnify our directors, officers, employees, and other agents to the fullest extent permitted by law. Our amended and restated bylaws also permit us to secure insurance on behalf of any officer, director, employee, or other agent for any liability arising out of his or her actions in connection with their services to us, regardless of whether our amended and restated bylaws permit such indemnification. We have obtained an insurance policy that insures our directors and officers against certain liabilities, including liabilities arising under applicable securities laws.

We have entered, and intend to continue to enter, into separate indemnification agreements with our directors and executive officers, in addition to the indemnification provided for in our amended and restated bylaws. These agreements, among other things, provide that we will indemnify our directors and executive officers for certain expenses, including attorneys’ fees, judgments, fines, and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of their services as one of our directors or executive officers, or any of our subsidiaries or any other company or enterprise to which the person provides services at our request. At present, there is no pending litigation or proceeding involving any of our directors or executive officers as to which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

Principal Stockholders

The following table sets forth information regarding the beneficial ownership of our common stock as of July 31, 2011, for (i) each of our directors, (ii) each of our named executive officers, (iii) all of our directors and executive officers as a group, and (iv) each person or entity who is known by us to own beneficially more than 5% of our outstanding common stock. The table is based upon information supplied by officers, directors, and principal stockholders. Beneficial ownership is determined in accordance with the rules of the SEC. Each stockholder’s percentage ownership before and after the offering is based on 94,737,699 shares of our common stock outstanding as of July 31, 2011, assuming the automatic conversion of all outstanding shares of our preferred stock into 89,608,318 shares of common stock, and the exercise, on a cash basis, immediately prior to the completion of this offering, of outstanding warrants to purchase an aggregate of 19,600 shares of common stock. Each stockholder’s percentage ownership after the offering is based upon the issuance of              shares in the offering and assumes none of the stockholders purchase shares in the offering.

Name and Address of Beneficial Owner(1)	Shares of Common Stock Beneficially Owned Before and After the Offering(2)	Percentage of Shares Outstanding(2)
		Before Offering	After Offering
Principal Stockholders
Entities affiliated with Advanced Technology Ventures(3)	28,998,036	30.6%
Bay Colony Corporate Center 1000 Winter Street Waltham, MA 02451

Aisling Capital III, LP(4)	12,491,122	13.2
888 Seventh Avenue, Thirtieth Floor New York, NY 10106

Frazier Healthcare V, L.P.(5)	27,258,498	28.8
601 Union Two Union Square, Suite 3200 Seattle, WA 98101

Entities affiliated with Venrock Associates(6)	19,196,769	20.3
3340 Hillview Avenue Palo Alto, CA 94304

Directors and Named Executive Officers
Gordon E. Nye(7)	7,198,388	7.1
John F. Howe(8)	795,081	*
David H. Heagy(9)	202,082	*
Richard W. Poinsett(10)	156,250	*
John W. Allison, Ph.D.(11)	474,583	*
Mitchell E. Levinson(12)	2,293,383	2.4
Elizabeth P. Newman(13)	32,083	*
Jean M. George(3)	28,998,036	30.6
Bryan E. Roberts, Ph.D.(6)	19,196,769	20.3
Mark J. Foley(14)	559,502	*
Kevin C. O’Boyle	—	*
Andrew N. Schiff, M.D.(4)	12,491,122	13.2
Robert B. Stockman(15)	73,966	*
All directors and executive officers as a group (15 persons)	69,731,612	67.3

*	Represents beneficial ownership of less than 1% of the outstanding shares of our common stock.

(1)	Unless otherwise indicated, the address of each beneficial owner is c/o ZELTIQ Aesthetics, Inc., 4698 Willow Road, Suite 100, Pleasanton, CA 94588.

(2)	Beneficial ownership of shares and percentage ownership are determined in accordance with the rules of the SEC. In calculating the number of shares beneficially owned by an individual or entity and the percentage ownership of that individual or entity, shares underlying options or warrants held by that individual or entity that are either currently exercisable or exercisable within 60 days from June 30, 2011 are deemed outstanding. These shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other individual or entity. Unless otherwise indicated and subject to community property laws where applicable, the individuals and entities named in the table above have sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by them.

(3)	Includes 27,218,548 shares held by Advanced Technology Ventures VII, L.P. (“Ventures”), 1,092,267 shares held by Advanced Technology Ventures VII, (B), L.P. (“Ventures B”), 525,008 shares held by Advanced Technology Ventures VII (C), L.P. (“Ventures C”) and 162,213 shares held by ATV Entrepreneurs VII, L.P. (“Entrepreneurs”, and collectively with Ventures, Ventures B and Ventures C, the “ATV Funds”). The shares directly held by the ATV Funds are indirectly held by ATV Associates VII, L.L.C. (“ATV Associates”) as general partner, and each of the individual managing directors of ATV Associates. The individual managing directors (collectively, the “Managers”) of ATV Associates are Michael A. Carusi, Jean George, Steven N. Baloff, Robert C. Hower and William C. Wiberg. ATV Associates and the Managers share voting and dispositive power over the shares directly held by the ATV Funds.

(4)	The shares directly held by Aisling Capital III, LP (“Aisling”) are indirectly held by Aisling Capital Partners III, LP (“Aisling GP”), as general partner of Aisling, Aisling Capital Partners III, LLC (“Aisling Partners”), as managing member of Aisling GP, and each of the individual managing members of Aisling Partners. The individual managing members (collectively, the “Managers”) of Aisling Partners are Dennis Purcell, Dr. Andrew Schiff and Steve Elms. Aisling GP, Aisling Partners, and the Managers share voting and dispositive power over the shares directly held by Aisling.

(5)	The general partner of Frazier Healthcare V, L.P. is a limited partnership, the general partner of which is FHM V, LLC. The members of FHM V, LLC are Dr. Every, Alan Frazier, Nader Naini, Patrick Heron, Dr. James N. Topper and Thomas Hodge. These individuals share voting and dispositive power over the shares held by Frazier Healthcare V, L.P. Effective July 11, 2011 Dr. Every resigned from our board of directors.

(6)	Includes 17,321,247 shares held by Venrock Associates V, L.P. (“VA5”), 406,970 shares held by Venrock Entrepreneurs Fund V, L.P. (“VEF5”) and 1,468,552 shares held by Venrock Partners V, L.P. (“VP5”, and collectively with VA5 and VEF5, the “Venrock Funds”). No individual person or entity has the unilateral ability to cause or block the voting or disposition of any Venrock-associated entity described in this footnote. Venrock Management V, LLC (“VM5”), VEF Management V, LLC (“VEFM5”) and Venrock Partners Management V, LLC (“VPM5”) are the sole general partners of VA5, VEF5 and VP5, respectively, and may be deemed to beneficially own all shares held by VA5, VEF5 and VP5, respectively. Bryan Roberts, a member of each of VM5, VEFM5 and VPM5, is a member of our Board of Directors and may be deemed to beneficially own all shares held by VM5, VEFM5 and VPM5.

(7)	Represents 7,198,388 options to purchase shares currently exercisable or exercisable within 60 days of July 31, 2011.

(8)	Represents 795,081 options to purchase shares currently exercisable or exercisable within 60 days of July 31, 2011.

(9)	Represents 202,082 options to purchase shares currently exercisable or exercisable within 60 days of July 31, 2011.

(10)	Represents 156,250 options to purchase shares currently exercisable or exercisable within 60 days of July 31, 2011.

(11)	Represents 25,000 shares held by a dependent daughter of Dr. Allison. Dr. Allison resigned his employment as our Vice President of Research, Development and Clinical Operations effective February 4, 2011.

(12)	Represents 658,333 options to purchase shares currently exercisable or exercisable within 60 days of July 31, 2011. Mr. Levinson resigned his employment as our Chief Scientific Officer effective December 3, 2010.

(13)	Ms. Newman resigned her employment as our Vice President of Marketing effective December 1, 2010.

(14)	Represents 559,502 options to purchase shares currently exercisable or exercisable within 60 days of July 31, 2011.

(15)	Represents 73,966 options to purchase shares currently exercisable or exercisable within 60 days of July 31, 2011.

Related Party Transactions

Since January 2008, there has not been any transaction or series of similar transactions to which we were or are a party in which the amount involved exceeded or exceeds $120,000 and in which any of our directors or executive officers, any holder of more than 5% of any class of our voting securities or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest, other than the compensation arrangements and indemnification agreements described in “Management” and the transactions set forth below. We believe that we have executed all of the transactions set forth below on terms no less favorable to us than we could have obtained from unaffiliated third parties.

Series C Financing

On April 18, 2008, we issued an aggregate of 25,124,193 shares of Series C convertible preferred stock in a private placement transaction at a price per share of $1.40. Each share of Series C preferred stock outstanding immediately prior to the offering is convertible into 1.07215931 shares of common stock.

Bridge Loan and Series D Financing

In October 2009, we entered into a bridge loan agreement with entities affiliated with Advanced Technology Ventures, Frazier Healthcare Ventures V, L.P., and entities affiliated with Venrock Associates. These lenders committed to issue to us, on an unsecured basis, up to $10 million in unsecured convertible promissory notes in the respective principal amounts of approximately $3.3 million per lender. The convertible promissory notes carried an interest rate of 8% per annum. We received the first $5.0 million from these lenders in October 2009, and in February 2010, we received an additional $5.0 million. Pursuant to the terms of the convertible promissory notes issued to these lenders, the entire outstanding principal amount of the convertible promissory notes, plus accrued and unpaid interest thereon, was automatically convertible into the preferred stock we issued in our next round of financing. In May 2010, we completed the Series D financing described below and the outstanding convertible promissory notes, including accrued interest, automatically converted into an aggregate of 14,183,523 shares of our Series D-1 convertible preferred stock, 4,727,841 shares of which are reflected in the table below for each lender.

On May 26, 2010, we issued an aggregate of 25,366,115 shares of Series D-1 convertible preferred stock in a private placement transaction at a price per share of $0.73, including the shares of Series D-1 convertible preferred stock issued upon conversion of the convertible promissory notes. On September 23, 2010, we issued an aggregate of 7,847,503 shares of Series D-2 convertible preferred stock in a private placement transaction at a price per share of $0.90 to the same investors. Each share of Series D-1 and Series D-2 preferred stock outstanding immediately prior to the offering is convertible into one share of common stock.

The following table summarizes the shares of Series C, Series D-1 and Series D-2 preferred stock purchased by executive officers, directors and five-percent or greater stockholders and their affiliated entities.

Investors(1)	Series C Preferred Stock	Series D-1 Preferred Stock	Series D-2 Preferred stock
Entities affiliated with Advanced Technology Ventures(2)	7,499,998	5,940,626	860,741
Aisling Capital III, LP(3)	—	7,305,936	5,185,186
Frazier Healthcare Ventures V, L.P.(4)	7,500,000	4,907,750	154,074
Entities affiliated with Venrock Associates(5)	10,000,000	6,919,622	1,555,556

(1)	Unless otherwise noted, shares held by affiliated persons and entities have been added together for purposes of this chart. See “Principal Stockholders” for a chart of beneficial owners.

(2)	Jean M. George, who is a member of our Board of Directors, is the General Partner of Advanced Technology Ventures.

(3)	Andrew N. Schiff, M.D., who is a member of our Board of Directors, is the Managing Partner of Aisling Capital III, LP.

(4)	Nathan R. Every, M.D., MPH, who served as a member of our Board of Directors from June 2005 to July 11, 2011, is a General Partner of Frazier Healthcare Ventures V, L.P.

(5)	Bryan E. Roberts, Ph.D., who is a member of our Board of Directors, is a partner of Venrock Associates.

In connection with these financings, we entered into an investors’ rights agreement with certain purchasers of our preferred stock and warrants to purchase our preferred stock, including the foregoing principal stockholders. Pursuant to the investor’s rights agreement, these holders are entitled to rights with respect to the registration of their shares under the Securities Act. As of June 30, 2011, the holders of 89,848,044 shares of our common stock, including the shares of common stock issuable upon the automatic conversion of our preferred stock and shares of common stock issuable upon exercise of outstanding warrants, are entitled to rights with respect to the registration of their shares under the Securities Act. We also entered into a voting agreement with these purchasers pursuant to which these purchasers have agreed to vote for certain director designees with respect to any election of directors. The voting agreement terminates upon the completion of this offering. For a description of these registration rights, please see the section entitled “Description of Capital Stock—Registration Rights.”

Restricted Stock Purchase Agreements

We entered into restricted stock purchase agreements with Mitchell E. Levinson dated December 11, 2007, pursuant to which we agreed to sell to Mr. Levinson an aggregate of 1,635,050 shares of our common stock at a purchase price of $0.15 per share, subject to our repurchase option. The 1,635,050 shares of our common stock fully vested and were released from our repurchase option in September 2010. In consideration of the shares of our common stock, Mr. Levinson issued to us two promissory notes in the aggregate principal amount of approximately $245,000 bearing interest from the date of issuance until January 1, 2010 at a rate of 4.72% per annum compounded annually and currently bearing interest at a rate of 4.00% per annum compounded annually. As of June 30, 2011, the aggregate principal amount of the notes, and the aggregate accrued and unpaid interest of approximately $38,000 was outstanding. Mr. Levinson is our founder and served as our Chief Executive Officer from March 2005 to August 2009 and Chief Scientific Officer from September 2009 to December 2010.

Brazilian Distribution Agreement

We entered into a distribution agreement with ADVANCE Medical, Inc., or ADVANCE, dated March 18, 2011 pursuant to which we appointed ADVANCE as the exclusive distributor of CoolSculpting in Brazil for a term of three years. ADVANCE is required to purchase a minimum quantity of our products each calendar quarter under the agreement. The agreement may be terminated (i) by either party upon the other party’s material default in the performance of any provision of the agreement if such default is not cured within 30 days, (ii) by us upon the institution by or against ADVANCE of insolvency or other similar proceedings or (iii) by either party upon a change of control of the other party, as defined in the agreement. We recognized revenue under this distribution agreement for the six months ended June 30, 2011 of approximately $1.4 million, or 4.3% of our revenues for the same period. Venrock Associates owns approximately 20% of our outstanding common stock assuming conversion of our preferred stock into shares of common stock upon the completion of this offering and owns 39% of the equity interests of ADVANCE Medical, Ltd., the parent company of ADVANCE. Dr. Bryan E. Roberts, who is a member of our Board of Directors, is a partner of Venrock Associates.

Policy for Approval of Related Party Transactions

Our audit committee is responsible for reviewing and approving all transactions in which we are a participant and in which any parties related to us, including our executive officers, directors, beneficial owners of more than 5% of our securities, immediate family members of the foregoing persons, and any other persons whom our Board of Directors determines may be considered related parties, has or will have a direct or indirect material interest. If advanced approval is not feasible, the audit committee has the authority to ratify a related party transaction at the next audit committee meeting. For purposes of our audit committee charter, a material interest is deemed to be any consideration received by such a party in excess of $120,000 per year.

In reviewing and approving such transactions, the audit committee shall obtain, or shall direct our management to obtain on its behalf, all information that our committee believes to be relevant and important to a review of the transaction prior to its approval. Following receipt of the necessary information, a discussion shall be held of the relevant factors if deemed to be necessary by our committee prior to approval. If a discussion is not deemed to be necessary, approval may be given by written consent of our committee. This approval authority may also be delegated to the chairman of the audit committee in respect of any transaction in which the expected amount is less than $250,000. No related party transaction may be entered into prior to the completion of these procedures.

The audit committee or its chairman, as the case may be, shall approve only those related party transactions that are determined to be in, or not inconsistent with, the best interests of us and our stockholders, taking into account all available facts and circumstances as our committee or the chairman determines in good faith to be necessary. These facts and circumstances will typically include, but not be limited to, the material terms of the transaction, the nature of the related party’s interest in the transaction, the significance of the transaction to the related party and the nature of our relationship with the related party, the significance of the transaction to us, and whether the transaction would be likely to impair (or create an appearance of impairing) the judgment of a director or executive officer to act in our best interest. No member of the audit committee may participate in any review, consideration, or approval of any related party transaction with respect to which the member or any of his or her immediate family members is the related party, except that such member of the audit committee will be required to provide all material information concerning the related party transaction to the audit committee.

Description of Capital Stock

General

The following descriptions of our capital stock give effect to the following events, each of which will occur upon the completion of this offering:

•	the amendment and restatement of our certificate of incorporation;

•	the amendment and restatement of our bylaws; and

•	the conversion of our preferred stock into 89,608,318 shares of common stock.

Upon completion of this offering, our authorized capital stock will consist of 500,000,000 shares of common stock, par value of $0.001 per share, and 50,000,000 shares of undesignated preferred stock, par value of $0.01 per share.

The following is a summary of the rights of our common stock and preferred stock. This summary is not complete. For more detailed information, please see our amended and restated certificate of incorporation and amended and restated bylaws, which are filed as exhibits to the registration statement of which this prospectus is a part.

Common Stock

Outstanding Shares

There will be              shares of common stock outstanding upon completion of this offering based on 4,984,431 shares of common stock outstanding as of June 30, 2011, the conversion of our preferred stock into 89,608,318 shares of common stock upon the completion of this offering, the assumed exercise, on a cash basis, immediately prior to the completion of this offering, of outstanding warrants to purchase an aggregate of 19,600 shares of common stock, the assumption that there has been no additional exercise of options or warrants after June 30, 2011, and the issuance of shares of common stock pursuant to this offering. All of our outstanding shares of common stock are, and the shares of common stock to be issued in this offering will be, fully paid and nonassessable.

Voting

Each holder of common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Our amended and restated certificate of incorporation and bylaws do not provide for cumulative voting rights. Because of this absence of cumulative voting, the holders of a majority of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they should so choose.

Dividends

Subject to preferences that may be applicable to any then outstanding preferred stock, holders of common stock are entitled to receive ratably those dividends, if any, as may be declared from time to time by our Board of Directors out of legally available funds.

Liquidation

In the event of our liquidation, dissolution, or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preferences that may be granted to the holders of any then outstanding shares of preferred stock.

Rights and Preferences

Holders of common stock have no preemptive, conversion, or subscription rights, and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences, and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock, which we may designate and issue in the future.

Preferred Stock

Upon the closing of this offering, our Board of Directors will have the authority, without further action by the stockholders, to issue up to 50,000,000 shares of preferred stock in one or more series and:

•	to establish from time to time the number of shares to be included in each such series;

•	to fix the rights, preferences, and privileges of the shares of each wholly unissued series and any qualifications, limitations, or restrictions thereon; and

•	to increase or decrease the number of authorized shares of any such series (but not below the number of shares of such series then outstanding).

Our Board of Directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, delay, defer, or prevent our change of control and may adversely affect the market price of the common stock and the voting and other rights of the holders of common stock. We have no current plans to issue any shares of preferred stock.

Stock Options

We reserved an aggregate of              shares of common stock for issuance under our 2011 Plan, which is subject to increase on an annual basis pursuant to the terms of the plan. As of June 30, 2011, we had outstanding options to purchase an aggregate of 16,801,696 shares of our common pursuant to our 2005 Plan, at a weighted-average exercise price of $0.45 per share, of which 10,189,931 shares remain subject to vesting requirements.

Warrants

As of June 30, 2011, there were warrants outstanding to purchase an aggregate of 259,326 shares of preferred stock and common stock. Of these:

•	warrants covering an aggregate of 19,600 shares of common stock at an exercise price of $0.15 per share, will automatically expire upon the completion of this offering if not exercised; and

•

warrants covering an aggregate of 239,726 shares of common stock issuable upon exercise of warrants to purchase an aggregate of 239,726 shares of Series D-1 convertible preferred stock at an exercise price of $0.73 per share, will remain outstanding after the completion of this offering.

Some of these warrants have a net exercise provision under which its holder may, in lieu of payment of the exercise price in cash, surrender the warrant and receive a net amount of shares based on the fair market value of our common stock at the time of exercise of the warrant after deduction of the aggregate exercise price. Each of these warrants also contains provisions for the adjustment of the exercise price and the aggregate number of shares issuable upon the exercise of the warrant in the event of stock dividends, stock splits, reorganizations, reclassifications, and consolidations.

Registration Rights

Pursuant to our Third Amended and Restated Investor Rights Agreement dated May 26, 2010, following the completion of this offering, the holders of an aggregate of 89,848,044 shares of common stock, including shares of common stock issuable upon the automatic conversion of all outstanding shares of our preferred stock and exercise of outstanding warrants, or their transferees, have the right to require us to register their shares under the Securities Act so that those shares may be publicly resold, or to include their shares in any registration statement we file, in each case as described below.

Demand Registration Rights

Based on the number of shares outstanding as of June 30, 2011, the holders of 89,848,044 shares of common stock, including shares of common stock issuable upon the automatic conversion of all outstanding shares of our preferred stock and exercise of outstanding warrants, or their transferees, are entitled to certain demand registration rights. Beginning on                     , 2012, the date six months following the consummation of our initial public offering, the holders of at least 50% of these shares can, on not more than two occasions, request that we register all or a portion of their shares. Such request for registration must cover a number of shares with an anticipated aggregate offering price, net of underwriting discounts and commissions, of at least $5.0 million.

Form S-3 Registration Rights

Based on the number of shares outstanding as of June 30, 2011, the holders of 89,848,044 shares of common stock, including shares of common stock issuable upon the automatic conversion of all outstanding shares of our preferred stock and exercise of outstanding warrants, or their transferees, are entitled to certain Form S-3 registration rights. A holder of these shares can make a written request that we register their shares on Form S-3 if we are eligible to file a registration statement on Form S-3 and if the aggregate price to the public of the shares offered is at least $1.0 million. These stockholders may make an unlimited number of requests for registration on Form S-3. However, we will not be required to effect a registration on Form S-3 if we have previously effected any registration in the 12-month period preceding the request for registration. Additionally, we will not be required to affect a registration on Form S-3 prior to 180 days after the effective date of this registration statement.

Piggyback Registration Rights

Based on the number of shares outstanding as of June 30, 2011, in the event that we determine to register any of our securities under the Securities Act, either for our own account or for the account of other security holders, the holders of 89,848,044 million shares of our common stock, including shares of common stock issuable upon the automatic conversion of all outstanding shares of our preferred stock and exercise of outstanding warrants, or their transferees, will be entitled to certain “piggyback” registration rights allowing the holders to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to a registration related to employee benefit plans or corporate reorganizations, the holders of these shares are entitled to notice of the registration and have the right, subject to limitations that the underwriters may impose on the number of shares included in the registration, to include their shares in the registration.

Expenses of Registration

We will pay the registration expenses of the holders of the shares registered pursuant to the demand, Form S-3, and piggyback registration rights described above. In an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares such holders may include.

Expiration of Registration Rights

The demand, Form S-3, and piggyback registration rights described above will expire, with respect to any particular stockholder, upon the earlier of (i) five years after our initial public offering, (ii) when that stockholder can sell all of its shares under Rule 144 of the Securities Act, or (iii) upon the consummation of certain events, including the sale of all of our assets or a change of control of our company in which our stockholders receive cash or marketable securities.

Anti-Takeover Provisions of Delaware Law, Our Amended and Restated Certificate of Incorporation, and Our Amended and Restated Bylaws

Provisions of the Delaware General Corporation Law, or DGCL, and our amended and restated certificate of incorporation and amended and restated by-laws which will become effective upon completion of our initial public offering could make it more difficult to acquire us by means of a tender offer, a proxy contest or otherwise, or to remove incumbent officers and directors. These provisions, summarized below, are expected to discourage certain types of coercive takeover practices and takeover bids that our Board of Directors may consider inadequate and to encourage persons seeking to acquire control of us to first negotiate with our Board of Directors. We believe that the benefits of increased protection of our ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

Delaware Anti-Takeover Statute

We are subject to Section 203 of the DGCL, an anti-takeover statute. In general, Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the time the person became an interested stockholder, unless the business combination or the acquisition of shares that resulted in a stockholder becoming an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years prior to the determination of interested stockholder status did own) 15% or more of a corporation’s voting stock. The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by our Board of Directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by our stockholders.

Classified Board

Our amended and restated certificate of incorporation and our amended and restated bylaws provide that our Board of Directors will be divided into three classes. The directors designated as Class I directors will have terms expiring at the first annual meeting of stockholders following this offering, which we expect to hold in 2012. The directors designated as Class II directors will have terms expiring at the following year’s annual meeting of stockholders, which we expect to hold in 2013, and the directors designated as Class III directors will have terms expiring at the following year’s annual meeting of stockholders, which we expect to hold in 2014. Directors for each class will be elected at the annual meeting of stockholders held in the year in which the term for that class expires and thereafter will serve for a term of three years. At any meeting of stockholders for the election of directors at which a quorum is present, the election will be determined by a plurality of the votes cast by the stockholders entitled to vote at the election. Under the classified board provisions, it would take at least two elections of directors for any individual or group to gain control of our board. Accordingly, these provisions could discourage a third party from initiating a proxy contest, making a tender offer or otherwise attempting to gain control of us.

Removal of Directors

Our amended and restated bylaws provide that our stockholders may only remove our directors with cause.

Amendment

Our amended and restated certificate of incorporation and our amended and restated bylaws provide that the affirmative vote of the holders of at least 80% of our voting stock then outstanding is required to amend certain provisions relating to the number, term, election and removal of our directors, the filling of our board vacancies, stockholder notice procedures, the calling of special meetings of stockholders, and the indemnification of directors.

Size of Board and Vacancies

Our amended and restated bylaws provide that the number of directors on our Board of Directors is fixed exclusively by our Board of Directors. Newly created directorships resulting from any increase in our authorized number of directors will be filled by a majority of our Board of Directors then in office, provided that a majority of the entire Board of Directors, or a quorum, is present and any vacancies in our Board of Directors resulting from death, resignation, retirement, disqualification, removal from office, or other cause will be filled generally by the majority vote of our remaining directors in office, even if less than a quorum is present.

Special Stockholder Meetings

Our amended and restated certificate of incorporation provides that only the Chairman of our Board of Directors, our Chief Executive Officer, or our Board of Directors pursuant to a resolution adopted by a majority of the entire Board of Directors may call special meetings of our stockholders.

Stockholder Action by Unanimous Written Consent

Our amended and restated certificate of incorporation expressly eliminates the right of our stockholders to act by written consent other than by unanimous written consent.

Requirements for Advance Notification of Stockholder Nominations and Proposals

Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and nomination of candidates for election as directors other than nominations made by or at the direction of our Board of Directors or a committee of our Board of Directors.

No Cumulative Voting

The DGCL will provide that stockholders are denied the right to cumulate votes in the election of directors unless our amended and restated certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation does not provide for cumulative voting.

Undesignated Preferred Stock

The authority that will be possessed by our Board of Directors to issue preferred stock could potentially be used to discourage attempts by third parties to obtain control of our company through a merger, tender offer, proxy contest, or otherwise by making it more difficult or more costly to obtain control of our company. Our Board of Directors may issue preferred stock with voting rights or conversion rights that, if exercised, could adversely affect the voting power of the holders of common stock.

Authorized but Unissued Shares

Our authorized but unissued shares of common stock and preferred stock will be available for future issuance without stockholder approval. We may use additional shares for a variety of purposes, including future public offerings to raise additional capital, to fund acquisitions, and as employee compensation. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of our company by means of a proxy contest, tender offer, merger, or otherwise.

Stock Exchange Listing

We will apply to have our common stock included for quotation on the NASDAQ Global Market under the symbol “ZLTQ.”

Transfer Agent and Registrar

Upon the completion of this offering, the transfer agent, and registrar for our common stock will be             .

Shares Eligible for Future Sale

Prior to this offering, there has been no public market for our common stock. We cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock prevailing from time to time. Nevertheless, sales of substantial amounts of our common stock in the public market could adversely affect the market price of our common stock and could impair our future ability to raise capital through the sale of our equity securities.

Upon the completion of this offering, we will have             shares of our common stock outstanding, assuming conversion of our preferred stock into shares of common stock, exercise on a cash basis of outstanding warrants that otherwise expire upon the effectiveness of this offering, no exercise of the underwriters’ over-allotment option, and no exercise of outstanding options or warrants after June 30, 2011. Of these outstanding shares, the             shares sold in this offering will be freely tradable, except that any shares acquired by our “affiliates” as that term is defined in Rule 144 promulgated under the Securities Act, may only be sold in compliance with the limitations described below. The remaining shares of our common stock will continue to be deemed “restricted securities” as defined under Rule 144. Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 promulgated under the Securities Act, which we summarize below. In addition, each of our officers, directors, one percent or greater stockholders, and certain other stockholders have entered into market stand-off agreements with us and/or lock-up agreements with J.P. Morgan Securities LLC and Goldman, Sachs & Co. whereby they have agreed not to sell any of their stock for 180 days following the date of this prospectus. Subject to the provisions of Rule 144 and Rule 701, shares of restricted securities will be available for sale in the public market as follows:

Date	Number of Shares
On the date of this prospectus
90 days after the date of this prospectus
Beginning 180 days after the date of this prospectus

Lock-Up Agreements

Each of our officers, directors, one percent or greater stockholders, and substantially all of our other stockholders have agreed, subject to specified exceptions, that, without prior written consent of J.P. Morgan Securities LLC and Goldman, Sachs & Co., they will not offer, sell, contract to sell, pledge, grant any option to sell, or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exercisable for shares of our common stock, or warrants or other rights to purchase our common stock during the 180-day period following the effective date of the registration statement. The 180-day restricted period will be automatically extended if (i) during the last 17 days before the last day of the 180-day restricted period we issue an earnings release or material news or a material event relating to us occurs or (ii) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day restricted period, in either of which case the restrictions described above will continue to apply until the expiration of the date that is 18 days after the issuance of the earnings release or the material news or material event occurs. J.P. Morgan Securities LLC and Goldman, Sachs & Co. may, in their sole discretion, permit early release of shares subject to the lock-up agreements.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares without complying with the manner of sale, volume limitation, or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person is entitled to sell those shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell upon the expiration of the lock-up agreements described below, within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•

1% of the number of shares of common stock then outstanding, which will equal approximately              shares immediately after this offering, based on the assumed initial offering price of $             per share, the midpoint of the range on the cover of this prospectus; or

•	the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

In general, under Rule 701 of the Securities Act, an employee, officer, director, consultant, or advisor who purchased shares from us in connection with a compensatory stock or option plan or other written agreement in compliance with Rule 701 is eligible to resell those shares in reliance on Rule 144, but without compliance with certain restrictions, including the holding period contained in Rule 144. However, the shares issued pursuant to Rule 701 are subject to the lock-up agreements described above and under “Underwriting” and will only become eligible for sale upon the expiration of those agreements.

Registration of Shares Issued Pursuant to Benefits Plans

We intend to file registration statements under the Securities Act as promptly as possible after the effective date of this offering to register shares to be issued pursuant to our employee benefit plans. As a result, any shares issued or options or rights exercised under our 2005 Plan, 2011 Plan, 2011 ESPP, or any other benefit plan after the effectiveness of the registration statements will also be freely tradable in the public market, subject to the market stand-off and lock-up agreements discussed above. However, such shares held by affiliates will still be subject to the volume limitation, manner of sale, notice, and public information requirements of Rule 144. As of June 30, 2011, there were outstanding options to purchase an aggregate of 16,801,696 shares of common stock under our 2005 Plan, with an average exercise price of $0.45. As of June 30, 2011, 10,189,931 options to purchase shares of common stock issued under our 2005 Plan are subject to vesting requirements, of which 4,222,133 options are subject to early exercise.

Registration Rights

Upon the completion of this offering, the holders of an aggregate of 89,848,044 shares of common stock, including shares of common stock issuable upon the automatic conversion of all outstanding shares of our preferred stock and exercise of outstanding warrants, or their permitted transferees, will be entitled to rights with respect to the registration of these shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. See “Description of Capital Stock—Registration Rights” for additional information.

Material U.S. Federal Income and Estate Tax Considerations

to Non-U.S. Holders

The following is a discussion of the material U.S. federal income and estate tax considerations with respect to the ownership and disposition of our common stock that may be relevant to a non-U.S. holder (as defined below) that acquires our common stock pursuant to this offering. The discussion is based on provisions of the Internal Revenue Code of 1986, as amended, or the Code, applicable U.S. Treasury regulations promulgated thereunder and U.S. Internal Revenue Service, or IRS, rulings and pronouncements, and judicial decisions, all as in effect on the date of this prospectus and all of which are subject to change (possibly on a retroactive basis) or to differing interpretations so as to result in tax considerations different from those summarized below. We can not assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.

The discussion is limited to non-U.S. holders that hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). As used in this discussion, the term “non-U.S. holder” means a beneficial owner of our common stock that is not, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation including any entity treated as a corporation for U.S. federal income tax purposes created or organized in or under the laws of the United States or any political subdivision thereof;

•	a partnership including any entity treated as a partnership for U.S. federal income tax purposes;

•	an estate, the income of which is included in gross income for U.S. federal income tax purposes regardless of its source; or

•

a trust (1) if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust or (2) that has made a valid election to be treated as a U.S. person for such purposes.

This discussion does not address the U.S. federal income and estate tax rules applicable to any person who holds our common stock through entities treated as partnerships for U.S. federal income tax purposes or to such entities themselves. If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) owns our common stock, the tax treatment of a partner in that partnership will depend upon the status of the partner and the activities of the partnership. A holder that is a partnership or a holder of interests in a partnership should consult such holder’s tax advisor regarding the tax consequences of the purchase, ownership, and disposition of our common stock.

This discussion does not consider:

•	any state, local, or foreign tax consequences;

•	any tax consequences or computation of the alternative minimum tax;

•	any U.S. federal gift tax consequences; or

•

any U.S. federal tax considerations that may be relevant to a non-U.S. holder in light of its particular circumstances or to non-U.S. holders that may be subject to special treatment under U.S. federal tax laws, including without limitation, banks or other financial institutions, insurance companies, tax-exempt organizations, certain trusts, hybrid entities, “controlled foreign corporations,” “passive foreign investment companies,” certain former citizens or residents of the United States, broker-dealers, dealers or traders in securities or currencies, and holders that hold our common stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security,” or other integrated investment.

Prospective investors are urged to consult their tax advisors regarding the application of the U.S. federal income and estate tax laws to their particular situations and the consequences under U.S. federal gift tax laws, as well as foreign, state and local laws, and tax treaties.

Dividends

As previously discussed under “Dividend Policy” above, we do not anticipate paying dividends on our common stock in the foreseeable future. If we make distributions on our common stock, however, those payments will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed our current and accumulated earnings and profits, the distributions will constitute a return of capital and first reduce the non-U.S. holder’s adjusted tax basis, but not below zero, and then will be treated as gain from the sale of stock, as described in the section of this prospectus entitled “Gain on Disposition of Common Stock.”

A dividend paid to a non-U.S. holder generally will be subject to withholding of U.S. federal income tax at a 30% rate, or a lower rate under an applicable income tax treaty, unless the dividend is effectively connected with the conduct of a trade or business of the non-U.S. holder within the United States (and, if an applicable income tax treaty so requires, is attributable to a permanent establishment of the non-U.S. holder within the United States). Non-U.S. holders will be required to satisfy certain certification and disclosure requirements (generally on a properly executed IRS Form W-8 BEN) in order to claim a reduced rate of withholding pursuant to an applicable income tax treaty. These forms must be periodically updated. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

Dividends that are effectively connected with a non-U.S. holder’s conduct of a trade or business in the United States and, if an applicable income tax treaty so requires, attributable to a permanent establishment in the United States generally will be taxed on a net income basis at the regular graduated U.S. federal income tax rates in the same manner as if the non-U.S. holder were a resident of the United States. In such cases, we will not have to withhold U.S. federal income tax if the non-U.S. holder complies with applicable certification and disclosure requirements. In addition, a “branch profits tax” may be imposed at a 30% rate, or a lower rate under an applicable income tax treaty, on dividends received by a foreign corporation that are effectively connected with the conduct of a trade or business in the United States.

A non-U.S. holder may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for a refund together with the required information with the IRS.

Gain on Disposition of Common Stock

A non-U.S. holder generally will not be subject to U.S. federal income tax with respect to gain realized on a sale or other disposition of our common stock unless one of the following applies:

•

the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the U.S. and, if an applicable income tax treaty so requires, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States; in these cases, the non-U.S. holder generally will be taxed on its net gain derived from the disposition at the regular graduated rates and in the manner applicable to United States persons and, if the non-U.S. holder is a foreign corporation, the “branch profits tax” described above may also apply;

•

the non-U.S. holder is an individual present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met; in this case, the non-U.S. holder will be subject to a 30% tax on the amount by which the gain derived from the sale or other disposition of our common stock and any other U.S.-source capital gains realized by the non-U.S. holder in the same taxable year exceed the U.S.-source capital losses realized by the non-U.S. holder in that taxable year unless an applicable income tax treaty provides an exemption or a lower rate; or

•

we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes at any time within the shorter of the five year period ending on the date of disposition or the period that the non-U.S. holder held our common stock. We do not believe that we have been, are, or will become, a U.S. real property holding corporation, although there can be no assurance in this regard. If we are, or were to become, a U.S. real property holding corporation at any time during the applicable period, however, any gain recognized on a disposition of our common stock by a non-U.S. holder that did not own (directly, indirectly, or constructively) more than 5% of our common stock during the applicable period generally would not be subject to U.S. federal income tax, provided that our common stock is “regularly traded on an established securities market” (within the meaning of Section 897(c)(3) of the Code).

Federal Estate Tax

Common stock owned or treated as owned by an individual who is not a citizen or resident of the United States (as specifically defined for U.S. federal estate tax purposes) at the time of death is considered a U.S. situs asset includible in the individual’s gross estate for U.S. federal estate tax purposes and therefore may be subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise. Prospective investors are urged to consult their tax advisors regarding the U.S. federal estate tax considerations of acquiring, holding, and disposing of common stock.

New Legislation Relating to Foreign Accounts

Newly enacted legislation may impose withholding taxes on certain types of payments made to “foreign financial institutions” (as specifically defined for purposes of these rules) and certain other non-U.S. entities. Under this legislation, the failure to comply with additional certification, information reporting, and other specified requirements could result in withholding tax being imposed on payments of dividends and sales proceeds to U.S. holders who own the shares through foreign accounts or foreign intermediaries and certain non-U.S. holders. The legislation imposes a 30% withholding tax on dividends on, or gross proceeds from the sale or other disposition of, our common stock paid to a foreign financial institution or to a foreign non-financial entity, unless (i) the foreign financial institution undertakes certain diligence and reporting obligations or (ii) the foreign non-financial entity either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner. In addition, if the payee is a foreign financial institution, it must enter into an agreement with the U.S. Treasury requiring, among other things, that it undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements. The legislation applies to payments made after December 31, 2012. Prospective investors should consult their tax advisors regarding this legislation.

Information Reporting and Backup Withholding Tax

Dividends and proceeds from the sale or other taxable disposition of our common stock are potentially subject to backup withholding. In general, backup withholding will not apply to dividends on our common stock paid by us or our paying agents, in their capacities as such, to a non-U.S. holder if the holder has provided the required certification that it is a non-U.S. holder.

Generally, we must report to the IRS the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. Pursuant to income tax treaties or some other agreements, the IRS may make its reports available to tax authorities in the recipient’s country of residence.

In general, backup withholding and information reporting will not apply to proceeds from the disposition of our common stock paid to a non-U.S. holder within the United States or conducted through certain U.S.-related financial intermediaries, in each case so long as the holder has provided the required certification that it is a non-U.S. holder.

Backup withholding is not an additional tax. Any amount withheld may be refunded or credited against the holder’s U.S. federal income tax liability, if any, provided that the required information is furnished to the IRS in a timely manner.

Non-U.S. holders should consult their tax advisors regarding the application of the information reporting and backup withholding rules to them.

Prospective non-U.S. holders of our common stock should consult their tax advisors with respect to the particular tax consequences to them of owning and disposing of our common stock, including the consequences under the laws of any state, local or foreign jurisdiction, or under any applicable tax treaty.

Underwriting

We are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC and Goldman, Sachs & Co. are acting as joint book-running managers of the offering and as representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name	Number of Shares
J.P. Morgan Securities LLC
Goldman, Sachs & Co.
William Blair & Company, L.L.C.
Canaccord Genuity Inc.

Total

The underwriters are committed to purchase all the common shares offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the common shares directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $            per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $            per share from the initial public offering price. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters. Sales of shares made outside of the United States may be made by affiliates of the underwriters. The representatives have advised us that the underwriters do not intend to confirm discretionary sales in excess of 5% of the common shares offered in this offering. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The underwriters have an option to buy up to            additional shares of common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this over-allotment option. If any shares are purchased with this over-allotment option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

At our request, the underwriters have reserved for sale, at the initial public offering price, up to 5% of the shares offered by this prospectus for sale to some of our directors, officers, employees, distributors, dealers, business associates and related persons. If these persons purchase reserved shares it will reduce the number of shares available for sale to the general public. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus.

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is $            per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	No exercise	Exercise
Per Share	$	$
Total	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $            .

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or any securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (ii) enter into any swap or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of any shares of common stock (regardless of whether any of these transactions are to be settled by the delivery of shares of common stock, or such other securities, in cash or otherwise) other than the shares to be sold hereunder and any shares of common stock of our company issued upon the exercise of options granted under company stock plans, in each case without the prior written consent of J.P. Morgan Securities LLC and Goldman, Sachs & Co., on behalf of the underwriters for a period of 180 days after the date of this prospectus. Notwithstanding the foregoing, if (i) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (ii) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Our directors and executive officers, and substantially all of our stockholders have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which we and each of these persons or entities, with limited exceptions, for a period of 180 days after the date of this prospectus, may not, without the prior written consent of J.P. Morgan Securities LLC and Goldman, Sachs & Co., on behalf of the underwriters (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock (including, without limitation, common stock which may be deemed to be beneficially owned by such directors, executive officers, stockholders, managers and members in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant), (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of common stock or such other securities, in cash or otherwise or (iii) make any demand for or exercise any right with respect to the registration of any shares of our common stock or any security convertible into or exchangeable for our common stock. Notwithstanding the foregoing, if (i) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (ii) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

We will apply to have our common stock approved for quotation on the NASDAQ Global Market under the symbol “ZLTQ.”

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the over-allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act of 1933, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the NASDAQ Global Market, in the over-the-counter market or otherwise.

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations among us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our shares of common stock, or that the shares will trade in the public market at or above the initial public offering price.

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any shares which are the subject of the offering contemplated by this prospectus (the “Shares”) may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any Shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a) to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b) to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the book-running managers for any such offer; or

(c) in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of Shares shall result in a requirement for the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any Shares to be offered so as to enable an investor to decide to purchase any Shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to Prospective Investors in the United Kingdom

Each of the book-running managers has represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the Shares in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Shares in, from or otherwise involving the United Kingdom.

Notice to Prospective Investors in Switzerland

This document, as well as any other material relating to the shares which are the subject of the offering contemplated by this prospectus, do not constitute an issue prospectus pursuant to Article 652a and/or 1156 of the Swiss Code of Obligations. The shares will not be listed on the SIX Swiss Exchange and, therefore, the documents relating to the shares, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange. The shares are being offered in Switzerland by way of a private placement, i.e., to a small number of selected investors only, without any public offer and only to investors who do not purchase the shares with the intention to distribute them to the public. The investors will be individually approached by the issuer from time to time. This document, as well as any other material relating to the shares, is personal and confidential and does not constitute an offer to any other person. This document may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without express consent of the issuer. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.

The underwriters and their respective affiliates are full-service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing, and brokerage activities. Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Legal Matters

The validity of the shares of common stock offered hereby will be passed upon for us by DLA Piper LLP (US), San Diego, California. Certain legal matters relating to this offering will be passed upon for the underwriters by Davis Polk & Wardwell LLP, Menlo Park, California in connection with the offering.

Experts

The financial statements as of December 31, 2009 and 2010 and for each of the three years in the period ended December 31, 2010 included in this prospectus have been so included in reliance on the report (which includes an emphasis of matter paragraph relating to our plans to satisfy liquidity requirements) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Where You Can Find More Information About Us

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock being offered by this prospectus. This prospectus does not contain all of the information in the registration statement and its exhibits. For further information with respect to us and the common stock offered by this prospectus, we refer you to the registration statement and its exhibits. Where we make statements in this prospectus as to the contents of any contract or any other document, for the complete text of that document, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

You can read our SEC filings, including the registration statement of which this prospectus is a part, over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 100 F Street, NE, Washington, DC 20549. You may also obtain copies of the document at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, NE, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

Upon completion of this offering, we will be subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and we will file reports, proxy statements and other information with the SEC. We also intend to furnish our stockholders with annual reports containing our consolidated financial statements audited by an independent public accounting firm and quarterly reports containing our unaudited consolidated financial information. We maintain a website at www.coolsculpting.com. The reference to our web address does not constitute incorporation by reference of the information contained at this site. Upon completion of this offering, you may access our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act with the SEC free of charge at our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders

of ZELTIQ Aesthetics, Inc.

In our opinion, the accompanying balance sheets and the related statements of operations, of convertible preferred stock and stockholders’ deficit, and of cash flows present fairly, in all material respects, the financial position of ZELTIQ Aesthetics, Inc. at December 31, 2009 and 2010, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 to the financial statements, the Company has experienced operating losses and negative cash flow from operations since inception and will require additional financing to continue to fund operations. Management’s plans to satisfy these requirements are discussed in Note 1 to the financial statements.

/s/ PricewaterhouseCoopers LLP

San Jose, California

July 13, 2011

ZELTIQ Aesthetics, Inc.

Balance Sheets

(in thousands, except share and per share amounts)

	December 31, 2009	December 31, 2010	June 30, 2011	Pro Forma June 30, 2011 (see note 2)
			(unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$3,100	$12,667	$8,700
Accounts receivable, net	1,031	613	2,334
Inventory	1,003	2,164	3,518
Restricted cash	341	425	255
Prepaid expenses and other current assets	253	993	787

Total current assets	5,728	16,862	15,594
Property and equipment, net	1,200	1,397	2,321
Intangible asset, net	—	1,024	973
Deferred initial public offering costs	—	—	395

Total assets	$6,928	$19,283	$19,283

LIABILITIES, CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (DEFICIT)
CURRENT LIABILITIES:
Accounts payable	$890	$3,373	$4,065
Accrued liabilities	1,209	3,770	4,443
Deferred revenue, net of deferred costs	736	691	285
Current portion of notes payable	1,239	1,334	965
Convertible notes payable	5,000	—	—

Total current liabilities	9,074	9,168	9,758
Notes payable, net of current portion	1,545	262	—
Convertible preferred stock warrant liability	146	257	633
Other non-current liabilities	251	201	—

Total liabilities	$11,016	$9,888	$10,391

Commitments and contingencies (Note 8 )
Convertible preferred stock, $0.01 par value—72,350,000 and 86,163,074 shares authorized at December 31, 2009 and 2010, and 86,163,074 shares authorized at June 30, 2011 (unaudited); 52,599,193, 85,812,812, and 85,812,812 shares issued and outstanding at December 31, 2009, 2010, and June 30, 2011 (unaudited), and no shares issued and outstanding pro forma (unaudited); (aggregate liquidation value $93,888 and $97,015 at December 31, 2010 and June 30, 2011 (unaudited))	63,054	93,888	81,164	$—

STOCKHOLDERS’ EQUITY (DEFICIT):
Common stock, $0.001 par value—82,350,000 and 112,000,000 shares authorized at December 31, 2009 and 2010, and 112,000,000 shares authorized at June 30, 2011 (unaudited); 3,172,348, 4,463,482 and 4,959,431 shares issued and outstanding at December 31, 2009, 2010, and June 30, 2011 (unaudited), and 94,587,349 shares issued and outstanding pro forma (unaudited)	3	4	5	95
Additional paid-in capital	—	—	3,360	84,437
Note receivable from a stockholder	(245)	(245)	(245)	(245)
Accumulated deficit	(66,900)	(84,252)	(75,392)	(75,392)

Total stockholders’ equity (deficit)	(67,142)	(84,493)	(72,272)	$8,895

Total liabilities, convertible preferred stock and stockholders’ equity (deficit)	$6,928	$19,283	$19,283

The accompanying notes are an integral part of these financial statements.

ZELTIQ Aesthetics, Inc.

Statements of Operations

(in thousands, except share and per share amounts)

	Year Ended December 31,			Six Months Ended June 30,
	2008	2009	2010	2010	2011
				(unaudited)
Revenues	$—	$1,587	$25,461	$6,624	$31,626
Cost of revenues	—	2,243	12,295	3,354	12,349

Gross profit (loss)	—	(656)	13,166	3,270	19,277

Operating expenses:
Research and development	13,699	8,034	8,222	4,244	4,607
Sales and marketing	2,568	4,519	11,987	4,683	11,568
General and administrative	5,192	3,966	5,873	2,464	4,031

Total operating expenses	21,459	16,519	26,082	11,391	20,206

Loss from operations	(21,459)	(17,175)	(12,916)	(8,121)	(929)
Interest expense	—	(516)	(497)	(403)	(60)
Other income (expense), net	352	47	(120)	22	(395)

Net loss	(21,107)	(17,644)	(13,533)	(8,502)	(1,384)
Cumulative dividends on convertible preferred stock	(4,429)	(4,208)	(5,426)	(2,343)	(3,127)

Net loss attributable to common stockholders	$(25,536)	$(21,852)	$(18,959)	$(10,845)	$(4,511)

Net loss per share attributable to common stockholders, basic and diluted	$(9.85)	$(7.63)	$(5.50)	$(3.48)	$(0.95)

Weighted average shares of common stock outstanding used in computing net loss attributable to common stockholders—basic and diluted	2,591,222	2,862,191	3,446,508	3,116,784	4,751,547

Pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited) (note 15)			$(0.18)		$(0.01)

Weighted average shares of common stock outstanding used in computing the pro forma net loss attributable to common stockholders—basic and diluted (unaudited) (note 15)			75,464,316		94,359,865

The accompanying notes are an integral part of these financial statements.

ZELTIQ Aesthetics, Inc.

Statements of Convertible Preferred Stock and Stockholders’ Deficit

(in thousands, except share amounts)

	Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Note Receivable from a Stockholder	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance at January 1, 2008	27,475,000	$29,420	2,814,254	$3	$—	$(245)	$(20,518)	$(20,760)
Issuance of common stock upon exercise of stock options	—	—	216,575	—	33	—	—	33
Vesting of restricted shares issued in prior periods	—	—	—	—	83	—	—	83
Issuance of Series C convertible preferred stock for cash, net of issuance costs of $127	25,124,193	24,997	—	—	—	—	—	—
Stock-based compensation	—	—	—	—	320	—	—	320
Cumulative dividends on Series A, Series B, and Series C convertible preferred stock	—	4,429	—	—	(436)	—	(3,993)	(4,429)
Net loss	—	—	—	—	—	—	(21,107)	(21,107)

Balance at December 31, 2008	52,599,193	58,846	3,030,829	3	—	(245)	(45,618)	(45,860)
Issuance of common stock upon exercise of stock options	—	—	103,784	—	30	—	—	30
Issuance of common stock for services	—	—	37,735	—	20	—	—	20
Vesting of restricted shares issued in prior periods	—	—	—	—	77	—	—	77
Stock-based compensation	—	—	—	—	443	—	—	443
Cumulative dividends on Series A, Series B, and Series C convertible preferred stock	—	4,208	—	—	(570)	—	(3,638)	(4,208)
Net loss	—	—	—	—	—	—	(17,644)	(17,644)

Balance at December 31, 2009	52,599,193	$63,054	3,172,348	$3	$—	$(245)	$(66,900)	$(67,142)

The accompanying notes are an integral part of these financial statements.

ZELTIQ Aesthetics, Inc.

Statements of Convertible Preferred Stock and Stockholders’ Deficit

(in thousands, except share amounts)

	Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Note Receivable from a Stockholder	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance at December 31, 2009	52,599,193	$63,054	3,172,348	$3	$—	$(245)	$(66,900)	$(67,142)
Issuance of common stock upon exercise of stock options	—	—	1,298,009	1	272	—	—	273
Repurchase of common stock	—	—	(6,875)	—	(1)	—	—	(1)
Vesting of restricted shares issued in prior periods	—	—	—	—	49	—	—	49
Issuance of Series D-1 convertible preferred stock for conversion of convertible notes payable	14,183,524	10,354	—	—	—	—	—	—
Issuance of Series D-1 convertible preferred stock for cash, net of issuance costs of $124	11,182,591	8,039	—	—	—	—	—	—
Issuance of Series D-2 convertible preferred stock for cash, net of issuance costs of $48	7,847,504	7,015	—	—	—	—	—	—
Stock-based compensation	—	—	—	—	1,287	—	—	1,287
Cumulative dividends on Series A, Series B, Series C, and Series D convertible preferred stock	—	5,426	—	—	(1,607)	—	(3,819)	(5,426)
Net loss	—	—	—	—	—	—	(13,533)	(13,533)

Balance at December 31, 2010	85,812,812	93,888	4,463,482	4	—	(245)	(84,252)	(84,493)
Issuance of common stock upon exercise of stock options (unaudited)	—	—	495,949	1	147	—	—	148
Stock-based compensation (unaudited)	—	—	—	—	733	—	—	733
Revision to correct prior accretion on convertible preferred stock	—	(12,724)	—	—	2,480	—	10,244	12,724
Net loss (unaudited)	—	—	—	—	—	—	(1,384)	(1,384)

Balance at June 30, 2011 (unaudited)	85,812,812	$81,164	4,959,431	$5	$3,360	$(245)	$(75,392)	$(72,272)

The accompanying notes are an integral part of these financial statements.

ZELTIQ Aesthetics, Inc.

Statements of Cash Flows

(in thousands)

	Years Ended December 31,			Six Months Ended June 30,
	2008	2009	2010	2010	2011
				(unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(21,107)	$(17,644)	$(13,533)	$(8,502)	$(1,384)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	261	487	565	263	363
Stock-based compensation	320	443	1,287	426	733
Change in fair value of preferred stock warrant liability	—	—	111	(21)	376
Amortization of debt discount	—	39	49	24	24
Issuance of common stock for services	—	20	—	—	—
Changes in operating assets and liabilities:
Accounts receivable, net	—	(1,031)	418	76	(1,721)
Inventory	—	(1,003)	(1,161)	(619)	(1,354)
Prepaid expenses and other current assets	26	25	(740)	(139)	206
Deferred revenue, net of deferred costs	—	736	(45)	(252)	(406)
Accounts payable, accrued and other non-current liabilities	106	1,191	5,398	1,597	1,365

Net cash used in operating activities	(20,394)	(16,737)	(7,651)	(7,147)	(1,798)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(1,035)	(272)	(736)	(76)	(1,236)
Purchase of intangible asset	—	—	(1,050)	—	—
Restricted cash	(81)	11	(84)	35	170

Net cash used in investing activities	(1,116)	(261)	(1,870)	(41)	(1,066)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from convertible notes payable	—	5,000	5,000	5,000	—
Proceeds from notes payable	—	3,500	—	—	—
Repayment of notes payable	—	(613)	(1,238)	(608)	(856)
Proceeds from issuance of preferred stock, net of issuance costs	24,997	—	15,054	8,106	—
Deferred initial public offering costs	—	—	—	—	(395)
Proceeds from issuance of common stock	33	30	273	20	148
Repurchase of common stock	—	—	(1)	—	—

Net cash provided by (used in) financing activities	25,030	7,917	19,088	12,518	(1,103)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	3,520	(9,081)	9,567	5,330	(3,967)

CASH AND CASH EQUIVALENTS—Beginning of period	8,661	12,181	3,100	3,100	12,667

CASH AND CASH EQUIVALENTS—End of period	$12,181	$3,100	$12,667	$8,430	$8,700

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid for interest	$—	$175	$173	$97	$51

NONCASH INVESTING AND FINANCING ACTIVITIES:
Cumulative dividends on convertible preferred stock	$4,429	$4,208	$5,426	$2,344	$—
Issuance of Series D-1 convertible preferred stock for conversion of convertible notes payable and accrued interest	$—	$—	$10,354	$10,354	$—
Vesting of restricted options issued in prior periods	$83	$77	$49	$32	$—

The accompanying notes are an integral part of these financial statements.

ZELTIQ Aesthetics, Inc.

Notes to Financial Statements

1. The Company and Basis of Presentation

ZELTIQ Aesthetics, Inc. (the “Company”) was incorporated in the state of Delaware on March 22, 2005. The Company was founded to develop and commercialize a non-invasive product for the selective reduction of fat.

Since inception, the Company has incurred net losses and negative cash flows from operations. During the year ended December 31, 2010, the Company incurred a net loss of $13.5 million and used $7.7 million of cash in operations. At December 31, 2010 and June 30, 2011, the Company had an accumulated deficit of $84.3 million including cumulative dividends on convertible preferred stock and $75.4 million (unaudited). The Company’s ability to continue to meet its obligations and to achieve its business objectives is dependent primarily upon its ability to execute on its business plan, including generating sufficient revenues and cash inflows from operating activities. If the Company is unable to execute on its business plan and adequately fund its operations, the Company may need to seek additional financing and/or reduce discretionary spending. There can be no assurance, however, that the Company will be able to generate sufficient cash from operations to adequately fund operating needs or ultimately achieve profitability, or that additional financing will be available on terms acceptable to the Company, if at all. The accompanying financial statements do not include any adjustments that might result from the outcome of these uncertainties.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Unaudited Interim Financial Statements

The interim balance sheet as of June 30, 2011, the interim statements of operations and cash flows for the six months ended June 30, 2010 and 2011, and the interim statement of convertible preferred stock and stockholders’ deficit for the six months ended June 30, 2011 are unaudited. The unaudited interim financial statements have been prepared on a basis consistent with the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to state fairly the Company’s financial position as of June 30, 2011 and its results of operations and cash flows for the six months ended June 30, 2010 and 2011. The financial data and the other financial information disclosed in these notes to the financial statements related to the six-month periods are also unaudited. The results of operations for the six months ended June 30, 2011 are not necessarily indicative of the results to be expected for the year ending December 31, 2011 or for any other future annual or interim period.

Unaudited Pro Forma Amounts

The unaudited pro forma amounts as of June 30, 2011 give effect to (i) the automatic conversion of convertible preferred stock into shares of common stock upon the closing of a qualifying initial public offering of the Company’s common stock, (IPO); and (ii) the exercise on a cash basis of outstanding warrants to purchase 19,600 shares of common stock at an exercise price of $0.15 per share upon the completion of this offering.

The pro forma amounts do not give effect to any proceeds from the IPO itself or the exercise of any then outstanding warrants.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported periods.

Significant Risks and Uncertainties

The Company’s future results of operations involve a number of risks and uncertainties. Factors that could affect the Company’s future operating results and cause actual results to vary materially from expectations include, but are not limited to, rapid technological change, continued acceptance of the Company’s products, competition from substitute products and larger companies, protection of proprietary technology, strategic relationships and dependence on key individuals. If the Company fails to adhere to ongoing FDA Quality System Regulation, the FDA may withdraw its market clearance or take other action. The Company relies on sole-source suppliers to manufacture some of the components used in its product. The Company’s manufacturers and suppliers may encounter supply interruptions or problems during manufacturing due to a variety of reasons, including failure to comply with applicable regulations, including the FDA’s Quality System Regulation, equipment malfunction and environmental factors, any of which could delay or impede the Company’s ability to meet demand.

Concentration of Credit Risk

Financial instruments that potentially expose the Company to concentration of credit risk consist primarily of cash equivalents and accounts receivable. The Company’s cash and cash equivalents are held by one financial institution in the United States. Deposits may, at times, exceed the amount of insurance provided on such deposits. To date, the Company has not experienced any losses on its invested cash and cash equivalents.

The Company controls credit risk through credit approvals, credit limits, and monitoring procedures. The Company performs periodic credit evaluations of its customers and generally does not require collateral. Accounts receivable are recorded net of an allowance for doubtful accounts. The allowance for doubtful accounts is based on management’s assessment of the collectability of specific customer accounts and the aging of the related invoices. At December 31, 2010 and June 30, 2011, the Company’s allowance for doubtful accounts was $62,000 and $62,000 (unaudited), respectively. There was no allowance for doubtful accounts as of December 31, 2009.

As of December 31, 2009 and June 30, 2011, no one customer individually accounted for more than 10% of total accounts receivable. As of December 31, 2010, one customer accounted for 22% of total accounts receivable.

During the year ended December 31, 2009, two customers individually accounted for 15% and 11% of total revenues. No customer accounted for greater than 10% of total revenues during the year ended December 31, 2010, and the six months ended June 30, 2010 and June 30, 2011, respectively.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the reporting date. The accounting guidance establishes a three-tiered hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1—Quoted prices in active markets for identical assets or liabilities.

Level 2—Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The categorization of a financial instrument within the valuation hierarchy is based on the lowest level of input that is significant to the fair value measurement.

The carrying amounts of the Company’s financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, approximate fair value due to their relatively short maturities. The carrying amount of the convertible preferred stock warrant liability represents its estimated fair value. Based on the borrowing rates currently available to the Company for debt with similar terms and consideration of default and credit risk, the carrying value of the notes payable approximates their fair value.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Inventory

Inventory is stated at the lower of cost (which approximates actual cost on a first-in, first-out basis) or market. Inventory that is obsolete or in excess of forecasted usage is written down to its estimated net realizable value based on assumptions about future demand and market conditions. Inventory write-downs are charged to cost of revenues and establish a new cost basis for the inventory.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Maintenance and repairs are charged to expense as incurred. Assets not yet placed in use are not depreciated.

The useful lives of the property and equipment are as follows:

Lab equipment, tooling, and molds	5 years
Computer equipment	3 years
Capitalized software	3 years
Furniture and fixtures	5 years
Vehicles	5 years
Leasehold improvements	Shorter of lease term or estimated useful life

Capitalized Software

The Company capitalizes costs associated with customized internal-use software systems that have reached the application development stage and meet recoverability tests. Such capitalized costs mainly include external direct costs utilized in developing or obtaining the applications. Capitalization of such costs begins when the preliminary project stage is complete and ceases at the point in which the project is substantially complete and is ready for its intended purpose. The net book value of capitalized costs associated with internal-use software is depreciated on a straight-line basis over each asset’s estimated useful life, which is generally three years.

Restricted Cash

At December 31, 2009 and 2010 and June 30, 2011, cash of $341,000, $425,000, and $255,000 (unaudited), respectively was restricted from withdrawal and held by a bank in the form of certificates of deposit. These certificates of deposit collateralize the Company’s available credit for corporate credit cards and the risk of default on the facility lease agreement.

Intangible Asset

The intangible asset consists of an exclusive license agreement from Massachusetts General Hospital (“MGH”) for commercializing patents and other technology. All milestone payments included in the agreement are capitalized as Purchased Technology when paid, and are subsequently amortized over the remaining life of the technology. The milestone payments are amortized on a straight-line basis.

Impairment of Long-lived Assets

The Company reviews property and equipment and the intangible asset for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability is measured by comparison of the carrying amount to the future undiscounted net cash flows which the assets are expected to generate. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the assets’ fair value determined using the projected discounted future net cash flows arising from the asset. There has been no impairment of long-lived assets as of June 30, 2011.

Convertible Preferred Stock Warrant Liability

The Company accounts for warrants to purchase shares of its convertible preferred stock as liabilities at fair value, because these warrants may obligate the Company to transfer assets to the holders at a future date under certain circumstances, such as a change of control. The warrants are subject to remeasurement to fair value at each balance sheet date, and any change in fair value is recognized in other income (expense), net in the statements of operations. The Company will continue to adjust the liability for changes in fair value until the earlier of the exercise or expiration of the convertible preferred stock warrants, or until holders of the convertible preferred stock can no longer trigger a deemed liquidation event. At that time, the convertible preferred stock warrant liability will be reclassified to additional paid-in capital.

Revenue Recognition

The Company’s revenues are derived from the sales of the CoolSculpting System, consisting of a control unit and applicators; and from Procedure Packs, consisting of consumables and CoolCards. Embedded software exists in the CoolCard product in order to permit the Company’s physician customers to perform a fixed number of CoolSculpting procedures. This software is not marketed separately from the CoolSculpting System or from the CoolCard. Rather, the functionality that the software provides is part of the overall CoolCard product. The CoolSculpting System is marketed as a non-invasive aesthetic device for the reduction of fat, not for its embedded software attributes included in the CoolCard that enable its use. The Company does not provide rights to upgrades and enhancements or post contract customer support for the embedded software. In addition, the Company does not incur significant software development costs or capitalize its software development costs. Based on this assessment, the Company considers the embedded software in the CoolCard incidental to the CoolCard product as a whole and determined that revenue recognition should not be governed by the provisions of Topic 985 of the FASB Accounting Standards Codification. The Company earns revenue from the sale of its products to physicians and to distributors. The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery to the customer has occurred, the sales price is fixed or determinable, and collectability is probable. Revenues are deferred in the event that one of the revenue recognition criteria is not met.

Warranty.    The Company includes a standard warranty of three years on the control unit and one year on the applicators. In addition, the Company offers an extended warranty of up to two years on both control units and applicators and recognizes the associated extended warranty revenues over the extended warranty coverage period. Extended warranty revenue and the related obligations are insignificant.

Persuasive Evidence of an Arrangement.    The Company uses contracts and/or customer purchase orders to determine the existence of an arrangement.

Delivery.    The Company uses shipping documents and third-party proof of delivery to verify that delivery has occurred.

CoolSculpting Systems & Procedure Packs.    Delivery occurs upon shipment.

Multiple-Element Arrangements.    Typically, all products sold to a customer are delivered at the same time. If a partial delivery occurs as authorized by the customer, the Company allocates revenue to the various products based on their vendor-specific objective evidence of fair value (“VSOE”) if VSOE exists according to ASC 605-25 as the basis of determining the relative selling price of each element. If VSOE does not exist, the Company may use third party evidence of fair value (“TPE”) to determine the relative selling price of each element. If neither VSOE nor TPE exists, the Company may use management’s best estimate of the sales price (“ESP”) of each element to determine the relative selling price. The relative selling prices for control units, applicators and CoolCards are based on established price lists and separate, stand-alone sales of these elements. The Company establishes best estimates within a range of selling prices considering multiple factors including, but not limited to, factors such as size of transaction, pricing strategies and market conditions. The Company believes the use of the best estimate of selling price allows revenue recognition in a manner consistent with the underlying economics of the transaction.

The Company’s products do not require maintenance or support.

Sales Price Fixed or Determinable.    The Company assesses whether the sales price is fixed or determinable at the time of the transaction. Sales prices are documented in the executed sales contract or purchase order received prior to shipment. The Company’s standard terms do not allow for trial or evaluation periods, rights of return or refund, payments contingent upon the customer obtaining financing or other terms that could impact the customer’s obligation.

Collectability.    The Company assesses whether collection is reasonably assured based on a number of factors, including the customer’s past transaction history and credit worthiness.

Cost of Revenues

Cost of revenues consists primarily of cost of finished and semi-finished products purchased from our third-party manufacturers, labor, material, and overhead involved in our internal manufacturing processes, technology amortization and royalty fees and cost of product warranty. In the event that a revenue transaction is deferred, the corresponding cost associated with the transaction will also be deferred.

Shipping and Handling

Shipping and handling costs charged to customers are recorded as revenues. Shipping costs are included in cost of revenues. Such charges were not significant in any of the periods presented.

Research and Development

Research and development costs primarily consist of salaries, benefits, incentive compensation, stock-based compensation, and allocated facilities costs for employees and contractors engaged in research, clinical studies, regulatory affairs, and development. The Company expenses all research and development costs in the periods in which they are incurred.

Warranty

The Company provides a limited warranty on its products, three years for control units and one year for applicators. The Company accrues for the estimated future costs of repair or replacement upon shipment. The warranty accrual is recorded to cost of revenues and is based upon historical and forecasted trends in the volume of product failures during the warranty period and the cost to repair or replace the equipment. The Company bases product warranty costs on related freight, material, technical support labor, and overhead costs. The estimated product warranty costs are assessed by considering historical costs and applying the experienced failure rates to the outstanding warranty period for products sold. The Company exercises judgment in estimating the expected product warranty costs, using data such as the actual and projected product failure rates, and average repair costs, including freight, material, technical support labor, and overhead costs, for products returned under warranty.

The estimated product warranty accrual was as follows (in thousands):

	Year Ended December 31,		Six Months Ended June 30,
	2009	2010	2010	2011
			(unaudited)
Balance at the beginning of the period	$—	$23	$23	$519
Additions	51	709	93	441
Deductions	(28)	(213)	(45)	(427)

Balance at the end of the period	$23	$519	$71	$533

Stock-Based Compensation

The Company maintains performance incentive plans under which incentive and nonqualified stock options are granted primarily to employees and non-employee consultants.

Stock-based compensation cost is measured at the grant date, based on the fair value of the award, and is recognized as expense on a straight-line basis over the requisite service period. The fair value of stock-based awards to employees is estimated using the Black-Scholes option pricing model. The Company estimates its forfeiture rate based on an analysis of its actual forfeitures and will continue to evaluate the adequacy of the forfeiture rate assumption based on actual forfeitures, analysis of employee turnover, and other related factors.

Stock-based compensation expense related to stock options granted to non-employees is recognized as the stock options are earned. The awards generally vest ratably over the time period the Company expects to receive services from the non-employee. The fair values attributable to these options are amortized over the service period and the unvested portion of these options is remeasured at each vesting date.

Income Taxes

The Company accounts for income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of asset and liabilities using the enacted tax rates in effect for the year in which the differences are expected to affect taxable income. Valuation allowances are established when in management’s estimate, it is more likely than not, that the deferred tax assets will not be recovered.

The Company records a liability for uncertain tax positions taken or expected to be taken on the Company’s tax return when it is more likely than not that the tax position may not be sustained upon a tax audit despite the Company’s belief that the tax return positions are fully supportable, and additional taxes will be due as a result. To the extent that the assessment of such tax positions changes, for example, based on the outcome of the audit, the change in estimate is recorded in the period in which the determination is made.

The Company recognizes interest and/or penalties related to all tax positions in income tax expense. No interest or penalties have been accrued for any period presented.

Net Loss Per Share and Unaudited Pro Forma Net Loss Per Share of Common Stock

Basic net loss per share of common stock is calculated by dividing the net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding for the period. Diluted net loss per share of common stock is computed by giving effect to all potentially dilutive securities outstanding during the period, including options, warrants, and convertible preferred stock. Basic and diluted net loss per share attributable to common stockholders was the same for all periods presented as the inclusion of all potentially dilutive securities outstanding were anti-dilutive. As such, the numerator and the denominator used in computing both basic and diluted net loss are the same for each period presented.

Pro forma basic and diluted net loss per share of common stock has been computed to give effect to the automatic conversion upon the closing of a qualifying initial public offering of the convertible preferred stock into common stock as of the beginning of the period or the issuance date, if later. Also, the numerator in the pro forma basic and diluted net loss per share calculation has been adjusted to remove the cumulative dividends on the convertible preferred stock and the gains and losses resulting from the re-measurement of the convertible preferred stock warrant liability as these amounts will be reclassified to additional paid-in capital upon the completion of a qualifying initial public offering of the Company’s common stock.

Comprehensive Income (Loss)

Comprehensive income (loss) consists of two components, net income (loss), and other comprehensive income (loss). Through June 30, 2011, the components of other comprehensive income (loss) are not significant, individually or in the aggregate, and therefore, no comprehensive income (loss) information has been presented.

Recent Accounting Pronouncements

In October 2009, the Financial Accounting Standards Board (“FASB”) issued guidance for revenue recognition of transactions with multiple deliverables. This guidance impacts the determination of when the individual deliverables included in a multiple-element arrangement may be treated as separate units of accounting. Additionally, this guidance modifies the manner in which the transaction consideration is allocated across the separately identified deliverables by requiring the use of the relative selling price allocation method. The Company had adopted this guidance retrospectively from the date it began selling products during the second half of the year ended December 31, 2009. The adoption of this accounting guidance did not have a material impact on the Company’s financial statements.

In May 2011, the FASB issued new guidance for fair value measurements to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and International Financial Reporting Standards. The guidance changes certain fair value measurement principles and enhances the disclosure requirements particularly for level 3 fair value measurements. The guidance is effective for the Company prospectively beginning in the first quarter of fiscal 2012. The Company is currently evaluating the impact this guidance may have on its financial position, results of operations, and cash flows.

3. Fair Value of Financial Instruments

The Company measures and reports its money market funds and convertible preferred stock warrant liability at fair value. The following table sets forth the fair value of the Company’s financial assets and liabilities by level within the fair value hierarchy (in thousands):

	As of December 31, 2009
	Level 1	Level 2	Level 3	Fair Value
Financial Liabilities
Convertible preferred stock warrant liability	$—	$—	$146	$146

	As of December 31, 2010
	Level 1	Level 2	Level 3	Fair Value
Financial Assets
Money market funds	$9,509	$—	$—	$9,509

Financial Liabilities
Convertible preferred stock warrant liability	$—	$—	$257	$257

	As of June 30, 2011
	Level 1	Level 2	Level 3	Fair Value
	(unaudited)
Financial Assets
Money market funds	$5,513	$—	$—	$5,513

Financial Liabilities
Convertible preferred stock warrant liability	$—	$—	$633	$633

4. Balance Sheet Components

Inventory

Inventory is comprised of the following (in thousands):

	December 31,		June 30, 2011
	2009	2010
			(unaudited)
Raw materials	$640	$1,126	$1,618
Finished goods	363	1,038	1,900

Total inventory	$1,003	$2,164	$3,518

Property and equipment, net

Property and equipment, net are comprised of the following (in thousands):

	December 31,		June 30, 2011
	2009	2010
			(unaudited)
Lab equipment, tooling and molds	$837	$1,017	$1,270
Computer equipment	451	505	549
Capitalized software	453	653	877
Furniture and fixtures	211	235	243
Leasehold improvements	87	211	311
Vehicles	35	35	35

Total property and equipment	2,074	2,656	3,285
Less accumulated depreciation and amortization	(874)	(1,413)	(1,725)
Construction in progress	—	154	761

Property and equipment, net	$1,200	$1,397	$2,321

Accrued Liabilities

The following table shows the components of accrued liabilities (in thousands):

	December 31,		June 30, 2011
	2009	2010
			(unaudited)
Payroll and employee related expenses	$629	$1,885	$1,838
Accrued royalty	250	822	1,200
Accrued warranty	23	519	533
Sales and other taxes payable	145	488	633
Other accrued liabilities	162	56	239

Total accrued liabilities	$1,209	$3,770	$4,443

5. License Agreement with MGH

In May 2005, the Company entered into a license assignment agreement with the General Hospital Corporation, a not for profit Massachusetts corporation, which owns and operates the Massachusetts General Hospital, or MGH. The Company obtained an exclusive license to develop and commercialize the patent and the core technology that underlies its CoolSculpting System. The Company conducted development from 2005 through 2009, and thereafter started commercialization of the products. The agreement will remain in full force and effect for the later of (i) the life of any patents that issue from the underlying patent applications, which are expected to expire in 2023 or (ii) one year after the last commercial sale for which a royalty is due to MGH, unless terminated in accordance with its terms and conditions. MGH may terminate the agreement upon the Company’s insolvency, failure to maintain insurance, breach of the agreement, failure to satisfy the Company’s development progress obligations, or failure to make required payments. The Company may terminate the agreement for any reason upon 90 days’ advance written notice to MGH. In management’s opinion, the Company has complied with its contractual requirements to date.

The Company is obligated to make various payments to MGH, including (i) a 7% royalty on net sales (as defined in the agreement) of CoolSculpting and (ii) milestone payments. During the year ended December 31, 2010, the Company paid MGH a $1.1 million milestone payment upon receipt of FDA clearance to market its CoolSculpting System for the selective reduction of fat. The remaining milestone payments include (i) $1 million due upon achieving cumulative net sales (as defined in the agreement) of $70 million and (ii) $6 million due upon the earlier to occur of achieving cumulative net sales (as defined in the agreement) of $200 million, or the completion of a qualifying initial public offering (which this offering will be). MGH may elect to receive up to 50% of each of the remaining milestone payments in our common stock, subject to a cap on the total percentage of our common stock on a fully-diluted basis.

All payments made to MGH prior to the FDA product approval were expensed as incurred as research and development costs. Milestone payments made beginning on the date of FDA approval are capitalized and amortized into cost of revenues using the straight-line method over the estimated remaining useful life of the technology. Royalty payments are accrued as the Company recognizes revenues, and are included in cost of revenues.

Intangible asset, net is comprised of the following (in thousands):

	December 31, 2010	June 30, 2011
		(unaudited)
Purchased technology	$1,050	$1,050
Less accumulated amortization	(26)	(77)

Intangible asset, net	$1,024	$973

6. Notes Payable

Loan Agreement

In January 2009, the Company entered into a Loan and Security Agreement (the “Loan Agreement”) with Silicon Valley Bank. The Loan Agreement provided for total borrowings of $5.0 million to be made available to the Company in three separate tranches. Tranche A, for $1.5 million, was received by the Company in January 2009. Tranche B, for $2.0 million, was received by the Company on April 30, 2009, and Tranche C, for $1.5 million, was available until September 30, 2009 and was not drawn upon. The notes payable are collateralized by substantially all the assets of the Company, excluding intellectual property. The notes carry an interest rate of 7.28% per annum. The repayment of principal, plus interest, is via monthly installments over a 36-month period for each tranche, beginning with the disbursement date of each tranche. As of December 31, 2010, the Company was in compliance with the terms of the Loan Agreement, except for the covenant to deliver audited financial statements to the lender within 180 days from December 31, 2010. The Company obtained a waiver of this covenant from the lender and subsequently delivered audited financial statements to the lender in accordance with the term of the waiver. As of June 30, 2011, the Company was in compliance with the terms of the Loan Agreement.

In accordance with the Loan Agreement, the Company issued a warrant to the financial institution in January 2009 to purchase 175,000 shares of Series C preferred stock at $1.00 per share. The fair value of this warrant was recorded as debt discount at issuance and is being amortized to interest expense over the term of the notes.

The following is a schedule of payments due on notes payable as of December 31, 2010 (in thousands):

Year Ending December 31:	Amount
2011	$1,411
2012	319

Total payments due	1,730
Less:
Unamortized discount and interest	(134)
Current portion	(1,334)

Notes payable, net of current portion	$262

Convertible Notes Payable

In October 2009, the Company entered into a bridge loan agreement with related parties (“Lenders”). The Lenders committed to issue to the Company, on an unsecured basis, up to $10 million in unsecured convertible promissory notes (“Convertible Notes Payable”). The Convertible Notes Payable carried an interest rate of 8% per annum. In October 2009, the Company received $5.0 million through the first closing of the Convertible Notes Payable, and an additional $5.0 million in February 2010. In May 2010, the Company completed a preferred stock financing and converted the Convertible Notes Payable, including accrued interest, into Series D-1 convertible preferred stock.

7. Related Party Transactions

Note Receivable from a Stockholder

In December 2007, the Company issued 1,635,050 shares of its common stock to an executive in exchange for a full recourse promissory note in the amount of approximately $245,000. The promissory note bore interest from the date of issuance until January 1, 2010 at a rate of 4.72% per annum compounded annually and currently bears interest at a rate of 4.0% per annum, is collateralized by the related common stock and the executive’s assets. The executive separated from the Company on December 3, 2010. The promissory note is due and payable in full (all accrued and unpaid interest) upon the earlier of a change of control, December 31, 2015, or nine months following the Company’s initial public offering of its common stock. This note receivable is related to a prior exercise of stock options and has been recorded as a contra stockholders’ deficit account.

Brazilian Distribution Agreement

The Company entered into a distribution agreement with ADVANCE Medical, Inc., or ADVANCE, dated March 18, 2011 appointing ADVANCE as the exclusive distributor of CoolSculpting in Brazil for three years. ADVANCE is required to purchase a minimum quantity of the Company’s products each calendar quarter under the distribution agreement. Venrock Associates holds common stock ownership in the Company and owns equity interests in ADVANCE Medical, Ltd., the parent company of ADVANCE. Dr. Bryan E. Roberts, who is a member of the Board of Directors, is a partner of Venrock Associates. The revenue recognized by the Company under this distribution agreement for the six months period ended June 30, 2011 was $1,370,500 (unaudited) and the accounts receivable balance as of June 30, 2011 (unaudited) was $202,000.

8. Commitments and Contingencies

Lease Commitments

The Company’s facility lease agreement was amended in September 2010 to add additional office space and a warehouse and to extend the lease term through November 30, 2013. Rent expense for non-cancellable operating leases with scheduled rent increases is recognized on a straight-line basis over the lease term. Rent expense for the years ended December 31, 2008, 2009, and 2010 was $703,000, $693,000, and $673,000, respectively.

Future minimum lease payments under the noncancelable operating lease as of December 31, 2010 are as follows (in thousands):

Year Ending December 31:
2011	$791
2012	797
2013	895

Total future minimum lease payments	$2,483

Purchase Commitments

The Company has no material non-cancelable purchase commitments with contract manufacturers as the Company works primarily on a cancelable purchase order basis.

Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and provide for general indemnifications. The Company’s exposure under these agreements is unknown because it involves claims that may be made against the Company in the future, but have not yet been made. To date, the Company has not paid any claims or been required to defend any action related to its indemnification obligations, and accordingly, the Company believes that the estimated fair value of these indemnification obligations is minimal and has not accrued any amounts for these obligations.

Legal Matters

From time to time, the Company is subject to claims and assessments in the ordinary course of business. The Company is not currently a party to any litigation matter that, individually or in the aggregate, is expected to have a material adverse effect on the Company’s business, financial condition, results of operations, or cash flows.

9. Convertible Preferred Stock

The convertible preferred stock at December 31, 2010 consists of the following (in thousands, except shares):

Series	Shares Designated	Shares Issued and Outstanding	Proceeds, net of issuance costs	Aggregate Liquidation Amount
Series A	7,200,000	7,200,000	$7,010	$10,220
Series B	20,275,000	20,275,000	20,099	26,483
Series C	25,124,193	25,124,193	24,997	30,559
Series D-1	25,690,111	25,366,115	18,393	19,410
Series D-2	7,873,770	7,847,504	7,015	7,216

	86,163,074	85,812,812	$77,514	$93,888

The convertible preferred stock at June 30, 2011 consists of the following (in thousands, except shares) (unaudited):

Series	Shares Designated	Shares Issued and Outstanding	Proceeds, net of issuance costs	Aggregate Liquidation Amount
Series A	7,200,000	7,200,000	$7,010	$8,662
Series B	20,275,000	20,275,000	20,099	22,097
Series C	25,124,193	25,124,193	24,997	24,997
Series D-1	25,690,111	25,366,115	18,393	18,393
Series D-2	7,873,770	7,847,504	7,015	7,015

	86,163,074	85,812,812	$77,514	$81,164

The rights, preferences and privileges of the Series A, Series B, Series C, and Series D convertible preferred stock are as follows:

Voting

Each holder of shares of outstanding shares of Series A, Series B, Series C, and Series D convertible preferred stock shall be entitled to cast the number of votes equal to the number of whole shares of common stock into which such holder’s shares of Series A, Series B, Series C, and Series D are convertible as of the record date.

Dividends

The holders of the outstanding shares of Series A, Series B, and Series C convertible preferred stock are entitled to receive, when and if declared by the Board of Directors, a cumulative dividend at the annual rate of $0.08 per share. The holders of the outstanding shares of Series D-1 and Series D-2 convertible preferred stock are entitled to receive, when and if declared by the Board of Directors, a cumulative dividend at the annual rate of $0.0584 and $0.072 per share. Such dividends are payable in preference to any dividends for common stock declared by the Board of Directors. No dividends have been declared to date.

During the six month period ended June 30, 2011, it was determined that on April 18, 2008 amendment to the Company’s Articles of Incorporation removed a previously stated redemption date from its provisions. As a result, accretion of cumulative dividends on convertible preferred stock was no longer required. The statement of convertible preferred stock and stockholders’ deficit includes the revision to correct amounts accreted between April 18, 2008 and December 31, 2010 as a result of this matter.

Conversion

Each share of Series A, Series B, Series C, and Series D convertible preferred stock is convertible, at the option of the holder, at any time, into shares of common stock. At December 31, 2010 and June 30, 2011, each share of Series A, Series B, and Series C convertible preferred stock is convertible into approximately 1.072 shares of common stock, following an adjustment of the conversion rate upon issuance of Series D-1 convertible preferred stock during 2010. Each share of Series D-1 and Series D-2 convertible preferred stock is currently convertible into one share of common stock. The conversion price is subject to adjustments.

Each share of Series A, Series B, Series C, and Series D convertible preferred stock will automatically convert into shares of common stock at the then effective conversion price for each such share immediately upon the earlier of (i) the Company’s sale of its common stock in an underwritten public offering pursuant to a registration statement under the Securities Act of 1933, as amended, which has a Company valuation above $175 million and results in aggregate gross proceeds to the Company of at least $30 million, or (ii) the date specified by the written consent or agreement of the holders of at least 60% of the then outstanding shares of Series A, Series B, Series C, and Series D convertible preferred stock.

Liquidation

Upon liquidation, dissolution, or winding up of the Company, or upon a change of control or a sale of substantially all of the Company’s assets, the holders of outstanding Series D convertible preferred stock shall be entitled to receive, prior and in preference to any distribution to the holders of shares of common stock or Series A, Series B, or Series C convertible preferred stock, an amount per share equal to the greater of (i) Series D original issue price ($0.73 for Series D-1 shares and $0.90 for Series D-2 shares) plus cumulative dividends accrued but unpaid thereon, whether or not declared, together with any other dividends declared but unpaid, or (ii) an amount that would have been paid had such share been converted into common stock immediately prior to such liquidation. After distribution to the holder of Series D convertible preferred stock, the holders of outstanding Series A, Series B, and Series C convertible preferred stock shall be entitled to receive, prior and in preference to any distribution to the holders of shares of common stock, an amount per share equal to the greater of (i) the Series A, Series B, or Series C original issue price plus dividends accrued but unpaid thereon, whether or not declared, together with any other dividends declared but unpaid thereon, or (ii) an amount that would have been payable had such share been converted into common stock immediately prior to such liquidation. The remaining assets will be distributed to holders of the Company’s common stock.

Other Matters

The Company recorded the convertible preferred stock at fair value on the dates of issuance, net of issuance costs. The convertible preferred stock is not redeemable. The Company classifies the convertible preferred stock outside of stockholders’ deficit because the shares contain liquidation features that are not solely within the Company’s control.

The Company performs ongoing assessments of all terms and features of its convertible preferred stock in order to identify any potential embedded features that would require bifurcation or any beneficial conversion features. As part of this analysis, the Company assessed the economic characteristics and risks of its convertible preferred stock, including conversion, liquidation and redemption features, as well as dividend and voting rights. Based on the Company’s determination that each series of its convertible preferred stock is an “equity host,” the Company determined that the features of the convertible preferred stock are most closely associated with an equity host and, although the convertible preferred stock includes conversion features, such conversion features do not require bifurcation as a derivative liability. The Company also determined that the conversion option with a contingent reduction in the conversion price, upon occurrence of certain dilutive events, is a potential contingent beneficial conversion feature. In accordance with certain anti-dilution provisions contained in the Series D-1 and Series D-2 convertible preferred stock agreements, issuances of Series D-1, and Series D-2 convertible preferred stock resulted in an anti-dilution adjustment of the conversion prices for the Series A, Series B and Series C convertible preferred stock during the year ended December 31, 2010. As a result, the Company performed a calculation to determine if a beneficial conversion feature was triggered. The fair value of common stock, as determined by management and the Board of Directors, on the corresponding issuance dates of Series D-1 and Series D-2 convertible preferred stock in each instance was below the adjusted conversion prices. Therefore, no beneficial conversion feature was identified. The Company will continue to evaluate if a beneficial conversion feature needs to be recorded upon each subsequent adjustment of the conversion price based upon the difference between the adjusted conversion price and the fair market value of common stock at the original issuance date.

10. Preferred Stock Warrant Liability

In connection with obtaining a credit facility (see Note 6), the Company issued a warrant to Silicon Valley Bank to purchase 175,000 shares of Series C convertible preferred stock at $1.00 per share. These warrants were issued on January 14, 2009 and expire on the 10-year anniversary after the issue date. The fair value of the warrants on the date of issuance was $146,000. The exercise price and number of warrants were subject to change upon the closing of a Series D-1 convertible preferred stock financing agreement. Upon the issuance of Series D-1 convertible preferred stock at $0.73 per share, the warrants were automatically adjusted to instead be exercisable for 239,726 shares of Series D-1 convertible preferred stock with the warrants price adjusted to record the per share purchase price of Series D-1 convertible preferred stock.

The Company re-measured the convertible preferred stock warrant liability to fair value using the Black-Scholes option-pricing model with the following assumptions:

	December 31,		June 30,
	2009	2010	2011
			(unaudited)
Remaining contractual life (in years)	9.0	8.0	7.6
Risk-free interest rate	3.0%	3.0%	3.2%
Expected volatility	76.1%	63.9%	59.8%
Expected dividend rate	0%	0%	0%

Fair Value of Series D-1 Convertible Preferred Stock.    The fair value of the shares of Series D-1 convertible preferred stock underlying the preferred stock warrants has historically been determined by the Board of Directors. Because there has been no public market for the Company’s convertible preferred stock, the Board of Directors has determined fair value of the Series D-1 convertible preferred stock at each balance sheet date by considering a number of objective and subjective factors including valuation of comparable companies, sales of convertible preferred stock to unrelated third parties, operating and financial performance, the lack of liquidity of capital stock, and general and industry specific economic outlook, amongst other factors.

Remaining Contractual Life.    The Company derived the remaining contractual life based on the time from the balance sheet date until the preferred stock warrant’s expiration date, the 10-year anniversary from the issue date.

Volatility.    Since the Company was a private entity with no historical data regarding the volatility of its preferred stock, the expected volatility used is based on volatility of a group of similar entities, referred to as “guideline” companies. In evaluating similarity, the Company considered factors such as industry, stage of life cycle and size.

Risk-Free Interest Rate.    The risk-free interest rate is based on U.S. Treasury zero-coupon issues with remaining terms similar to the expected term on the options.

Dividend Yield.    The Company has never paid any dividends and does not plan to pay dividends in the foreseeable future, and, therefore, used an expected dividend yield of zero in the valuation model.

The following table sets forth a summary of the changes in the fair value of the Company’s Level 3 financial liabilities (in thousands):

	Year Ended December 31,		Six Months Ended June 30,
	2009	2010	2010	2011
			(unaudited)
Fair value of convertible preferred stock warrant liability—beginning of period	$—	$146	$146	$257
Fair value of convertible preferred stock warrants issued during the period	146	—	—	—
Change in fair value of the convertible preferred stock warrant liability	—	111	(21)	376

Fair value of convertible preferred stock warrant liability—end of period	$146	$257	$125	$633

11. Stock Option Plan

In 2005, the Company established its 2005 Stock Option Plan (the “Plan”) which provides for the granting of stock options to employees and consultants of the Company. Options granted under the Plan may be either incentive stock options (“ISOs”) or nonqualified stock options (“NSOs”). ISOs may be granted only to Company employees (including officers and directors who are also employees). NSOs may be granted to Company employees and consultants. As of December 31, 2010 and June 30, 2011 the Company had reserved 20,400,000 and 21,900,000 shares of common stock for issuance under the Plan, respectively.

Options under the Plan may be granted for periods of up to ten years. The exercise price of an ISO and NSO shall not be less than 100% and 85% of the estimated fair value of the shares on the date of grant, as determined by the Board of Directors. The exercise price of an ISO and NSO granted to a 10% stockholder shall not be less than 110% of the estimated fair value of the shares on the date of grant, as determined by the Board of Directors. To date, options granted generally vest over four years at a rate of 25% upon the first anniversary of the issuance date and monthly thereafter. Cash received from employees for early exercise of unvested options is treated as a liability. Amounts so recorded are transferred into common stock and additional paid-in capital as the shares vest. The number of unvested shares and the associated liability amounts were immaterial at all reporting dates presented.

In 2009 and 2010, the Company granted performance-based options to purchase common stock to an executive. Options to purchase 408,873 and 144,849 shares with exercise prices ranging from $0.34 per share to $0.53 per share were granted during 2009 and 2010, and vest if certain revenue performance goals are met, and the executive is still employed by the Company. Based on achievement of the revenue performance goals, these options vested in December 2010, at which time the Company recorded the related stock compensation expense of $146,000. In addition, options to purchase 408,873 and 698,571 shares with exercise prices also ranging from $0.34 per share to $0.53 per share were granted during 2009 and 2010, and vest immediately prior to an event resulting in a change of control or a qualified initial public offering, if the transaction results in a certain amount of proceeds per share of common stock. These options have not yet vested as the requisite transaction has not yet occurred. No expense has been recorded for these shares as the achievement of the performance criteria has not been deemed probable. Exercise prices of all these options were equal to the estimated fair value of common stock on the dates the grants were made.

Activity under the Company’s stock option plan is set forth below:

	Shares Available for Grant	Number of Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life (in Years)	Aggregate Intrinsic Value
					(in thousands)
Balance, January 1, 2010	1,259,054	9,557,336	$0.45
Additional shares reserved	7,050,000	—	—
Repurchases	6,875	—	—
Options granted	(8,454,075)	8,454,075	0.36
Options exercised	—	(1,298,009)	0.21
Options cancelled	963,298	(963,298)	0.41

Balance, December 31, 2010	825,152	15,750,104	$0.42
Additional shares reserved (unaudited)	1,500,000	—	—
Repurchases (unaudited)	—	—	—
Options granted (unaudited)	(2,130,500)	2,130,500	0.62
Options exercised (unaudited)	—	(495,949)	0.30
Options cancelled (unaudited)	582,959	(582,959)	0.38

Balance, June 30, 2011 (unaudited)	777,611	16,801,696	$0.45

Vested and expected to vest—December 31, 2010		13,935,522	$0.42	8.8	$4,814

Exercisable—December 31, 2010		10,621,636	$0.43	8.7	$3,593

Vested and expected to vest—June 30, 2011 (unaudited)		15,633,003	$0.46	8.6	$34,298

Exercisable—June 30, 2011 (unaudited)		10,833,898	$0.44	8.2	$23,967

The following table summarizes information about stock options outstanding at December 31, 2010:

	Options Outstanding		Options Exercisable
Exercise Price	Stock Options Outstanding	Weighted-Average Remaining Contractual Life (Years)
$0.15	1,387,158	6.2	1,273,915
0.34	5,357,246	9.6	2,746,290
0.39	1,757,632	9.8	738,953
0.42	753,197	9.2	558,591
0.53	4,963,703	8.8	4,325,114
0.66	1,531,168	7.6	978,773

	15,750,104	8.9	10,621,636

The following table summarizes information about stock options outstanding at June 30, 2011 (unaudited):

	Options Outstanding		Options Exercisable
Exercise Price	Stock Options Outstanding	Weighted-Average Remaining Contractual Life (Years)
$0.15	1,060,340	5.7	1,045,202
0.34	4,863,246	9.1	2,980,515
0.39	2,613,132	9.4	787,866
0.42	703,197	8.7	563,385
0.53	4,930,370	8.3	4,409,626
0.66	1,361,411	7.1	1,047,304
0.77	1,270,000	9.9	—

	16,801,696	8.6	10,833,898

Stock-Based Compensation Associated with Awards to Employees

The Company uses the Black-Scholes option pricing model to determine the fair value of stock options. The valuation model for stock compensation expense requires the Company to make assumptions and judgments about the variables used in the calculation including the expected term (weighted-average period of time that the options granted are expected to be outstanding); volatility of the Company’s common stock, an assumed-risk-free interest rate and the estimated forfeitures of unvested stock options.

All options granted were intended to be exercisable at a price per share not less than the fair market value of the shares of the Company’s stock underlying these options of their respective dates of grant. The Board of Directors of the company determined these fair values in good faith based on the best information available to the Board of Directors of the Company and the Company’s management at the time of grant.

	Year Ended December 31,			Six Months Ended June 30,
	2008	2009	2010	2010	2011
				(unaudited)
Expected term (in years)	6.1	6.2	5.9	5.9	6.0
Expected volatility	67%	66%	61%	62%	59%
Risk-free interest rate	2.8%-3.4%	1.5%-3.5%	1.9%	2.7%	2.4%
Dividend yield	0%	0%	0%	0%	0%

Fair Value of Common Stock.    The fair value of the shares of common stock underlying the stock options has historically been determined by the Board of Directors. Because there has been no public market for the Company’s common stock, the Board of Directors has determined fair value of the common stock at the time of grant of the option by considering a number of objective and subjective factors including valuation of comparable companies, sales of convertible preferred stock to unrelated third parties, operating and financial performance, the lack of liquidity of capital stock, and general and industry specific economic outlook, amongst other factors. The fair value of the underlying common stock shall be determined by the Board of Directors until such time as the Company’s common stock is listed on an established stock exchange or national market system.

Weighted-Average Expected Term.    The Company derived the expected term using the “simplified” method (the expected term is determined as the average of the time-to-vesting and the contractual life of the options), as the Company had limited historical information to develop expectations about future exercise patterns and post vesting employment termination behavior.

Volatility.    Since the Company was a private entity with no historical data regarding the volatility of its common stock, the expected volatility used is based on volatility of a group of similar entities, referred to as “guideline” companies. In evaluating similarity, the Company considered factors such as industry, stage of life cycle and size.

Risk-Free Interest Rate.    The risk-free interest rate is based on U.S. Treasury zero-coupon issues with remaining terms similar to the expected term on the options.

Dividend Yield.    The Company has never paid any dividends and does not plan to pay dividends in the foreseeable future, and, therefore, used an expected dividend yield of zero in the valuation model.

Forfeitures.     The Company is required to estimate forfeitures at the time of grant, and revise those estimates in subsequent periods if actual forfeitures differ from those estimates. The Company uses historical data to estimate pre-vesting option forfeitures and record stock based compensation expense only for those awards that are expected to vest. To the extent actual forfeitures differ from the estimates, the difference will be recorded as a cumulative adjustment in the period that the estimates are revised.

The weighted average grant date fair value of the employee stock options granted during the years ended December 31, 2008, 2009, 2010 and during the six months ended June 30, 2010 and 2011 was $0.42, $0.32, $0.25, $0.25, and $1.51 per share, respectively. The aggregate intrinsic value of options exercised was $81,000, $29,000, $502,000, $21,000 (unaudited), and $459,000 (unaudited) for the years ended December 31, 2008, 2009, and 2010 and during the six months ended June 30, 2010 and 2011, respectively. The aggregate intrinsic value is calculated as the difference between the exercise price and the estimated fair value of the Company’s common stock at the date of exercise.

As of December 31, 2010 and June 30, 2011, total compensation cost related to unvested stock-based awards granted to employees under the Plan, but not yet recognized, was $2.4 million and $5.2 million (unaudited), net of estimated forfeitures, respectively. As of December 31, 2010 and June 30, 2011, this cost will be amortized to expense over a weighted-average remaining period of 3.0 years and 3.3 years (unaudited), respectively.

There was no capitalized stock-based compensation cost and no recognized stock-based compensation tax benefits during the years ended December 31, 2008, 2009, and 2010 and during the six months ended June 30, 2010 and 2011.

Stock-Based Compensation for Nonemployees

Stock-based compensation expense related to stock options granted to non-employees is recognized as the stock options are earned. The Company believes that the fair value of the stock options is more reliably measurable than the fair value of the services received. The fair value of the stock options granted is calculated at each reporting date using the Black-Scholes option pricing model. Stock-based compensation expense for nonemployees was insignificant for the years ended December 31, 2008, 2009, and 2010 and during the six months ended June 30, 2010 and 2011.

Total Stock-Based Compensation

Total stock-based compensation expense recorded related to options granted to employees and non-employees was allocated as follows (in thousands):

	Year Ended December 31,			Six Months Ended June 30,
	2008	2009	2010	2010	2011
				(unaudited)
Cost of revenues	$—	$14	$39	$11	$17
Research and development	94	98	100	51	156
Sales and marketing	79	65	89	35	181
General and administrative	147	266	1,059	329	379

	$320	$443	$1,287	$426	$733

12. Common Stock Warrants

In May 2007, the Company issued to consultants immediately vested warrants to purchase 19,600 shares of the Company’s common stock at an exercise price of $0.15 per share, exercisable until the earlier of (i) May 24, 2014, (ii) the closing of an initial public offering, or (iii) the sale of the Company.

13. Employee Benefit Plans

In 2005, the Company adopted a retirement savings plan under Section 401(k) of the Internal Revenue Code. This plan covers all employees who meet minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pre-tax basis. Company contributions to the plan may be made at the discretion of the Board of Directors. Matching 401(k) contributions expensed were $178,000, $194,000, $303,000, $137,000 (unaudited), and $240,000 (unaudited) for the years ended December 31, 2008, 2009, and 2010 and during the six months ended June 30, 2010 and 2011, respectively.

14. Income Taxes

The Company has not recorded any income tax expense for the years ended December 31, 2008, 2009, and 2010 due to its history of operating losses.

The domestic and foreign components of loss before income tax benefits were as follows (in thousands):

	Year Ended December 31,
	2008	2009	2010
Domestic	$21,107	$17,644	$13,533
Foreign	—	—	—

Loss before income tax benefits	$21,107	$17,644	$13,533

Reconciliation of the statutory federal income tax rate to the Company’s effective tax:

	Years Ended December 31,
	2008	2009	2010
Tax at federal statutory rate	35%	35%	35%
State income taxes, net of federal benefit	8	6	6
Non deductible permanent difference	—	(3)	(2)
Change in valuation allowance	(46)	(39)	(38)
Research and development credits	3	2	2
Stock-based compensation	—	(1)	(3)

Benefit from income taxes	0%	0%	0%

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets are presented below (in thousands):

	December 31,
	2009	2010
Net operating loss carryforwards	$21,080	$25,773
Research and development credits	1,859	2,213
Depreciation and amortization	400	371
Accruals and reserves	825	874

	24,164	29,231
Valuation allowance	(24,164)	(29,231)

Net deferred tax assets	$—	$—

As of December 31, 2010, the Company had federal and state net operating loss carryforwards of $64.8 million and $64.2 million, respectively. The federal net operating losses begin expiring in 2026 and state net operating losses begin expiring in 2016. As of December 31, 2010, the Company had credit carryforwards of approximately $1.6 million and $1.7 million available to reduce future taxable income, if any, for federal and California state income tax purposes. The federal research and development credit carryforwards expire beginning 2026, and California credits can be carried forward indefinitely.

Management believes that, based on a number of factors, it is more likely than not that the deferred tax assets will not be utilized, such that a full valuation allowance has been recorded. Valuation allowance increased by approximately $6.7 million, and $5.0 million for the years ended December 31, 2009 and 2010, respectively.

Utilization of net operating losses and tax credit carryforwards may be limited by to an “ownership change” rules, as defined in Section 382 of the Internal Revenue Code. Similar rules may apply under state tax laws. The Company has performed an analysis to determine whether an “ownership change” has occurred from inception to December 31, 2010. Based on this analysis, management determined that the Company did not experience an ownership change of greater than 50% during this period. Therefore, the utilization of net operating losses and credit carryforwards is not currently limited. In the event the Company experiences any subsequent changes in ownership, the amount of net operating losses and research and development credit carryovers useable in any taxable year could be limited and may expire unutilized.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in thousands):

Balance as of January 1, 2008	$185
Additions based on tax positions related to the current year	264

Balance as of December 31, 2008	449
Additions based on tax positions related to the current year	122

Balance as of December 31, 2009	571
Additional based on tax positions related to the current year	107

Balance as of December 31, 2010	$678

The Company files income tax returns in the U.S. federal and California jurisdictions and all returns since inception remain open to examination.

15. Net Loss per Share of Common Stock and Unaudited Pro Forma Net Loss per Share of Common Stock

A reconciliation of the numerator and denominator used in the calculation of the basic and diluted net loss per share is as follows:

	Year Ended December 31,			Six Month Ended June 30,
	2008	2009	2010	2010	2011
				(unaudited)
Historical net loss per share:
Numerator
Net loss attributable to common stockholders	$(25,536)	$(21,852)	$(18,959)	$(10,845)	$(4,511)

Denominator
Weighted average common shares outstanding	2,591,222	2,862,191	3,446,508	3,116,784	4,751,547

Basic and diluted net loss per share attributable to common stockholders	$(9.85)	$(7.63)	$(5.50)	$(3.48)	$(0.95)

	Year Ended December 31, 2010	Pro Forma June 30, 2011
Unaudited pro forma net loss per share:		(unaudited)
Numerator
Net loss attributable to common stockholders	$(18,959)	$(4,511)
Pro forma adjustment to reverse the mark-to-market adjustment attributable to the convertible preferred stock warrants	111	376
Pro forma adjustments to reverse the cumulative dividends on convertible preferred stock	5,426	3,127

Net loss used in computing pro forma net loss per share attributable to common stockholders	$(13,422)	$(1,008)

Denominator
Weighted-average shares of common stock outstanding used in computing net loss per share of common stock, basic and diluted	3,446,508	4,751,547
Pro forma adjustments to reflect assumed weighted-average effect of conversion of convertible preferred stock	72,017,808	89,608,318

Denominator for pro forma basic and diluted net loss per share	75,464,316	94,359,865

Pro forma basic and diluted net loss per share attributable to common stockholders	$(0.18)	$(0.01)

The following outstanding shares of potentially dilutive securities were excluded from the computation of diluted net loss per share of common stock for the periods presented, because including them would have been anti-dilutive (in thousands):

	Year Ended December 31,			Six Months Ended June 30,
	2008	2009	2010	2010	2011
				(unaudited)
Convertible preferred stock (on an as-if converted basis)	52,599,193	52,599,193	89,608,318	81,598,838	89,608,318
Options to purchase common stock	4,946,174	9,557,336	15,750,104	10,200,252	16,801,696
Convertible preferred stock warrants	—	175,000	239,726	239,726	239,726
Common stock warrants	19,600	19,600	19,600	19,600	19,600

Total	57,564,967	62,351,129	105,617,748	92,058,416	106,669,340

16. Segment Information

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. The Company’s chief operating decision maker is its chief executive officer and its board of directors. The Company has one business activity and there are no segment managers who are held accountable for operations. Accordingly, the Company has a single reportable segment structure. All of the Company’s principal operations and decision-making functions are located in the United States.

The Company’s revenues by geographic region, based on the location to where the product was shipped, are summarized as follows (in thousands):

	Year Ended December 31,		Six Months Ended June 30,
	2009	2010	2010	2011
			(unaudited)
North America(1)	$655	$16,875	$4,435	$23,441
Rest of world	932	8,586	2,189	8,185

Total	$1,587	$25,461	$6,624	$31,626

(1)	North America includes the United States and Canada. Revenue for the United States was $0.7 million, $16 million, $4 million and $22 million for the years ended December 31, 2009 and 2010 and the six months ended June 30, 2010 and 2011, respectively.

The following table sets forth revenue by product expressed as dollar amounts (in thousands):

	Year Ended December 31,		Six Months Ended June 30,
	2009	2010	2010	2011
			(unaudited)
Systems	$1,455	$21,094	$5,657	$21,737
Procedure fees	132	4,367	967	9,889

Total	$1,587	$25,461	$6,624	$31,626

All of the Company’s long-lived assets are located in the United States.

17. Subsequent Events

The Company has evaluated subsequent events through July 13, 2011, the date the audited financial statements were issued and did not note any items that would adjust the financial statements or require additional disclosures.

18. Subsequent Events (Unaudited)

On August 9, 2011, the Company incorporated Zeltiq Limited as a wholly owned subsidiary in the United Kingdom to serve as its direct sales office.

Subsequent to June 30, 2011, the Company increased its reserve for common stock issuances by an additional 2,000,000 shares, thereby increasing the reserve to 23,900,000. Additionally, in July 2011 the Company granted a total of 2,204,500 options with an exercise price of $2.78.

The Company has evaluated subsequent events through August 17, 2011, the date the unaudited interim financial statements for the six months ended June 30, 2011 were issued and did not note any items that would adjust the financial statements and require additional disclosure.

             Shares

Common Stock

PROSPECTUS

J.P. Morgan	Goldman, Sachs & Co.

William Blair & Company	Canaccord Genuity

                    , 2011

Part II

Information Not Required in Prospectus

Item 13. Other Expenses of Issuance and Distribution.

The following table indicates the expenses to be incurred in connection with the offering described in this registration statement all of which will be paid by us. All of the amounts are estimated except for the SEC registration fee, the FINRA filing fee, and the NASDAQ Global Market filing fee.

	Amount to be paid
SEC registration fee		$13,352
Printing and mailing		*
FINRA filing fee		12,000
NASDAQ Global Market filing fee		25,000
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar		*
Miscellaneous		*

Total	$	*

*	To be completed by amendment.

Item 14. Indemnification of Directors and Officers.

Our amended and restated certificate of incorporation and amended and restated bylaws that will be effective upon completion of the offering provide that each person who was or is made a party or is threatened to be made a party to or is otherwise involved (including, without limitation, as a witness) in any action, suit, or proceeding, whether civil, criminal, administrative, or investigative, by reason of the fact that he or she is or was one of our directors or officers or is or was serving at our request as a director, officer, or trustee of another corporation, or of a partnership, joint venture, trust, or other enterprise, including service with respect to an employee benefit plan, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, or trustee or in any other capacity while serving as a director, officer, or trustee, shall be indemnified and held harmless by us to the fullest extent authorized by the Delaware General Corporation Law, or the DGCL, against all expense, liability, and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties, and amounts paid in settlement) reasonably incurred or suffered by such.

Section 145 of the DGCL permits a corporation to indemnify any director or officer of the corporation against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred in connection with any action, suit, or proceeding brought by reason of the fact that such person is or was a director or officer of the corporation, if such person acted in good faith and in a manner that he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, if he or she had no reason to believe his or her conduct was unlawful. In a derivative action, or an action brought by or on behalf of the corporation, indemnification may be provided only for expenses actually and reasonably incurred by any director or officer in connection with the defense or settlement of such an action or suit if such person acted in good faith and in a manner that he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification shall be provided if such person shall have been adjudged to be liable to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine that the defendant is fairly and reasonably entitled to indemnity for such expenses despite such adjudication of liability.

Pursuant to Section 102(b)(7) of the DGCL, Article 12 of our amended and restated certificate of incorporation eliminates the liability of a director to us or our stockholders for monetary damages for such a breach of fiduciary duty as a director, except for liabilities arising:

•	from any breach of the director’s duty of loyalty to us or our stockholders;

•	from acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the DGCL; and

•	from any transaction from which the director derived an improper personal benefit.

The foregoing discussion of our amended and restated certificate of incorporation, amended and restated bylaws, indemnification agreements, and Delaware law is not intended to be exhaustive and is qualified in its entirety by such certificate of incorporation, bylaws, indemnification agreements, or law.

Reference is made to Item 17 of our undertakings with respect to liabilities arising under the Securities Act. Reference is also made to the form of underwriting agreement filed as Exhibit 1.1 to this registration statement for the indemnification agreements between us and the underwriters.

Item 15. Recent Sales of Unregistered Securities

The following list sets forth information regarding all securities sold by us since January 1, 2008.

1.	From January 1, 2008 to June 30, 2011, we granted options to purchase 18,236,586 shares of our common stock to employees, directors and consultants under our 2005 Stock Option Plan at a weighted average exercise price of $ per share. No consideration was paid to us by any recipient of any of the foregoing options for the grant of such options. On various dates from January 1, 2008 through June 30, 2011, options were exercised for an aggregate of 2,114,317 shares of our common stock. We have received aggregate consideration of approximately $0.5 million in connection with the exercise of these options.

2.	On August 18, 2008, we issued an aggregate of 25,124,193 shares of Series C convertible preferred stock in a private placement transaction at a price per share of $1.40.

3.	On January 14, 2009, we issued a warrant to purchase 125,000 shares of Series C convertible preferred stock at an exercise price of $1.40. Pursuant to the terms of the warrant, the number of shares and exercise price were adjusted to give effect to a 1.4:1 forward stock split effected by us on October 29, 2009. In addition, pursuant to the terms of the warrant, upon closing of the issuance described in paragraph 4 below, the warrant was further adjusted to provide for the purchase of 239,726 shares of Series D-1 convertible preferred stock at an exercise price of $0.73.

4.	On May 26, 2010, we issued an aggregate of 25,366,115 shares of Series D-1 convertible preferred stock in a private placement transaction at a price per share of $0.73.

5.	On September 23, 2010, we issued an aggregate of 7,847,503 shares of Series D-2 convertible preferred stock in a private placement transaction at a price per share of $0.90.

The offers, sales and issuances of the options and common stock described in paragraph 1 were deemed to be exempt from registration under the Securities Act in reliance on Rule 701 in that the transactions were under compensatory benefit plans and contracts relating to compensation as provided under such rule. The recipients of such options and common stock were our employees, directors or bona fide consultants and received the securities under our 2005 Stock Option Plan. Appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions had adequate access, through employment, business or other relationships, to information about us.

The offers, sales and issuances of the securities described in paragraphs 2 through 5 were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act or Rule 506 of Regulation D promulgated thereunder in that the issuance of securities to the recipients did not involve a public offering. Each recipient of the securities in these transactions represented his or her intention to acquire the securities for investment only and not with a view to, or for resale in connection with, any distribution thereof, and appropriate legends were affixed to the share certificates issued in each such transaction. In each case, the recipient was an “accredited investor” as defined under Regulation D.

Item 16. Exhibits and Financial Statement Schedules.

(a) See the Exhibit Index on the page immediately preceding the exhibits for a list of exhibits filed as part of this registration statement on Form S-1, which Exhibit Index is incorporated herein by reference.

(b) Financial Statement Schedules: All schedules have been omitted because they are not required or are not applicable or the required information is shown in the financial statements or notes thereto.

Item 17. Undertakings

(a) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the registrant pursuant to the provisions described under Item 14 above, or otherwise, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c) The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures

Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Pleasanton, California, on August 17, 2011.

ZELTIQ Aesthetics, Inc.

By:	/s/ Gordon E. Nye

Name:	Gordon E. Nye
Title:	President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated below.

Signature	Title	Date

/s/ Gordon E. Nye Gordon E. Nye	President and Chief Executive Officer (Principal Executive Officer)	August 17, 2011

/s/ John F. Howe John F. Howe	Chief Financial Officer and Senior Vice President (Principal Financial Officer and Principal Accounting Officer)	August 17, 2011

* Mark J. Foley	Director	August 17, 2011

* Jean M. George	Director	August 17, 2011

* Kevin C. O’Boyle	Director	August 17, 2011

* Bryan E. Roberts, Ph.D.	Director	August 17, 2011

* Andrew N. Schiff, M.D.	Director	August 17, 2011

* Robert B. Stockman	Director	August 17, 2011

*	/s/ John F. Howe
Power of Attorney

Index to Exhibits

Exhibit Number	Description of Exhibits

1.1	Form of Underwriting Agreement.**

3.1	Fourth Amended and Restated Certificate of Incorporation, filed with the Delaware Secretary of State on May 26, 2010, as currently in effect.*

3.2	Form of Amended and Restated Certificate of Incorporation to be in effect upon the completion of this offering.*

3.3	Amended and Restated Bylaws, as currently in effect.*

3.4	Form of Amended and Restated Bylaws to be in effect upon the completion of this offering.*

4.1	Form of Stock Certificate.**

4.2	Warrant to Purchase Stock, dated as of January 14, 2009, by and between ZELTIQ Aesthetics, Inc. and Silicon Valley Bank.*

5.1	Opinion of DLA Piper LLP (US) regarding the legality of the securities being registered.**

10.1	Amended and Restated Exclusive License Agreement by and between ZELTIQ Aesthetics, Inc. (as successor in interest to Juniper Medical, Inc.) and The General Hospital Corporation d/b/a Massachusetts General Hospital.**

10.2	Form of Purchase Order (used for each of Katcheco, Inc., Coastline International, Inc., Renesas Electronics Corporation, and Hypertronics Corporation).

10.3	Bridge Loan Agreement, dated October 29, 2009, by and among ZELTIQ Aesthetics, Inc. and the entities and individuals whose names appear on Exhibit A thereto.

10.4	Office Building Lease dated December 22, 2006, by and between ZELTIQ Aesthetics, Inc. (as successor in interest to Juniper Medical, Inc.) and Hacienda Portfolio Venture LLC (as successor in interest to Crosstown Ventures II, LLC).

10.5	First Amendment to Office Building Lease dated December 22, 2006, by and between ZELTIQ Aesthetics, Inc. (as successor in interest to Juniper Medical, Inc.) and Hacienda Portfolio Venture LLC (as successor in interest to Crosstown Ventures II, LLC).

10.6	Second Amendment to Office Building Lease dated September 24, 2010, by and between ZELTIQ Aesthetics, Inc. (as successor in interest to Juniper Medical, Inc.) and Hacienda Portfolio Venture LLC (as successor in interest to Crosstown Ventures II, LLC).

10.7	Loan and Security Agreement, dated January 14, 2009, by and between ZELTIQ Aesthetics, Inc. and Silicon Valley Bank.*

10.8	First Amendment to Loan and Security Agreement, dated July 28, 2009, by and between ZELTIQ Aesthetics, Inc. and Silicon Valley Bank.*

10.9	Manufacturing Services Agreement, dated April 16, 2010, by and between ZELTIQ Aesthetics, Inc. and ONCORE Manufacturing, LLC.

10.10	Manufacturing Services Agreement, dated December 7, 2010, by and between ZELTIQ Aesthetics, Inc. and UNICEP Packaging Inc.*

10.11	2005 Stock Incentive Plan.+

10.12	Form of Stock Option Agreement under 2005 Stock Incentive Plan.+

Exhibit Number	Description of Exhibits

10.13	Amendment to the 2005 Stock Incentive Plan.+

10.14	2011 Equity Incentive Plan.+**

10.15	Form of Stock Option Agreement under 2011 Equity Incentive Plan.+**

10.16	2011 Employee Stock Purchase Plan.+**

10.17	Form of Indemnification Agreement, by and between ZELTIQ Aesthetics, Inc. and each of its directors and officers.+*

10.18	Offer Letter Agreement, dated March 3, 2010, as amended by and between ZELTIQ Aesthetics, Inc. and David H. Heagy.+*

10.19	Offer Letter Agreement, dated April 29, 2010, by and between ZELTIQ Aesthetics, Inc. and Gordon E. Nye.+**

10.20	Offer Letter Agreement, dated April 29, 2010, by and between ZELTIQ Aesthetics, Inc. and John F. Howe.+*

10.21	Offer Letter Agreement, dated June 14, 2010, by and between ZELTIQ Aesthetics, Inc. and Richard W. Poinsett.+

10.22	Severance Agreement, dated December 3, 2010, by and between ZELTIQ Aesthetics, Inc. and Mitchell E. Levinson.+

10.23	Third Amended and Restated Investor Rights Agreement, dated May 26, 2010, by and among ZELTIQ Aesthetics, Inc. and the individuals and entities listed on Exhibit A attached thereto.*

10.24	Restricted Stock Purchase Agreement, dated December 11, 2007, by and between ZELTIQ Aesthetics, Inc. and Mitchell E. Levinson.

10.25	Restricted Stock Purchase Agreement, dated December 11, 2007, by and between ZELTIQ Aesthetics, Inc. and Mitchell E. Levinson.

23.1	Consent of DLA Piper LLP (US) (included in Exhibit 5.1).**

23.2	Consent of PricewaterhouseCoopers LLP.

23.3	Consent of Easton Associates, LLC.

23.4	Consent of Rabin Research Company.*

24.1	Powers of Attorney (included in the signature page).**

+	Management Compensation Plan

*	Previously Filed

**	To be filed by amendment.